2012 ANNUAL REPORT TO SHAREHOLDERS


REGIONS


13001300

moving forward

(In millions, except per share data)	2012	2011	2010
EARNINGS SUMMARY			
Income (loss) from continuing operations available to common shareholders	$ 1,050	$ (25)	$ (692)
Net income (loss) available to common shareholders	991	(429)	(763)
Earnings (loss) per common share from continuing operations – diluted	0.76	(0.02)	(0.56)
Earnings (loss) per common share – diluted	0.71	(0.34)	(0.62)
BALANCE SHEET SUMMARY			
At year-end			
Loans net of unearned income	$ 73,995	$ 77,594	$ 82,864
Assets	121,347	127,050	132,351
Deposits	95,474	95,627	94,614
Long-term debt	5,861	8,110	13,190
Stockholders' equity	15,499	16,499	16,734
Average balances – Continuing Operations			
Loans net of unearned income	$ 76,035	$ 80,673	$ 86,660
Assets	122,182	126,719	132,720
Deposits	95,330	95,671	96,489
Long-term debt	6,694	11,240	15,489
Stockholders' equity	15,035	15,350	15,916
SELECTED RATIOS			
Tangible common stockholders' equity to tangible assets (non-GAAP)[1]	8.63%	6.58%	6.04%
Allowance for loan losses as a percentage of loans net of unearned income	2.59	3.54	3.84
Allowance for credit losses as a percentage of loans net of unearned income	2.71	3.64	3.93
Efficiency ratio (non-GAAP)[1]	64.42	64.56	67.74
Tier 1 Common (non-GAAP)[1]	10.84	8.51	7.85
Tier 1 Capital	12.00	13.28	12.40
OTHER INFORMATION			
Basic Weighted-average number of common shares outstanding	1,381	1,258	1,227
Diluted Weighted-average number of common shares outstanding	1,387	1,258	1,227
Total Branch Outlets	1,711	1,726	1,772
ATMs	2,054	2,083	2,148

[1] See Table 2 in Form 10-K for GAAP to non-GAAP reconciliations.

Dear Fellow Shareholders,

For the past three years, the management team at Regions has worked diligently to navigate through a difficult environment as well as to strengthen and prepare the company for opportunities post the financial crisis. This has required trust and patience on the part of our shareholders, for whom I am very grateful. Thanks to the efforts of the more than 23,000 associates at Regions, I am pleased to report that we returned to profitability in 2012 and are moving forward from a better position of strength.

2012 was a transformative year for Regions. To use a sports analogy, after being forced to play defense for some time now, 2012 was the year when we began to play offense. We made substantial investments during the past 12 months to grow our bank again, and we will accelerate those efforts further in the year ahead. We are focused on several initiatives that will drive future growth, and I will address those in more detail shortly, but first, let's review the achievements of the past year. Most importantly, 2012 marked a return to sustainable profitability for Regions. Your company earned $1.1 billion from continuing operations in 2012, or $0.76 per diluted share. Notably, our progress was reflected in our stock price, with a 66% rebound ranking us among the best performers of any bank in 2012.

We also strengthened our balance sheet with fewer problem loans and stronger capital, which further positions us well for future growth. The improvement in our asset quality metrics was significant, with non-performing assets, including assets held for sale, decreasing 36% year-over-year. At the end of 2012, non-performing assets stood at $1.9 billion, which was the lowest level in four years. Our capital position remains strong as our estimated Tier 1 Capital ratio at December 31 stood at 12%, and our estimated Tier 1 Common ratio increased approximately 230 basis points from the end of 2011 to 10.8%.

As positive as this performance was, it also reflected the challenging economic environment in which we still operate. We realize that Regions – like the rest of the industry – must now demonstrate that we can prudently generate organic growth. We understand the challenge, and our management team is focused on moving forward and addressing that challenge.

I am confident that the steps we have taken over the past three years – and particularly in 2012 – have positioned Regions to capture more than its share of growth in 2013 and beyond. We have emerged from the financial crisis stronger than before, with a solid capital base and a strong presence in some of the fastest growing markets in the country. We also expect Regions and our customers to benefit from our investments in a single operating platform, which today gives our associates an integrated view of every account each customer holds. We believe this is a distinct competitive advantage. And, given that our loan-to-deposit ratio remains relatively low at 78%, we still have substantial lending capacity to tap as the economy strengthens and as our customers' borrowing needs increase.


78%
80%
80%
82%
86%
87%
88%
88%
88%
92%
REGIONS
BANK #2
BANK #3
BANK #4
BANK #5
BANK #6
BANK #7
BANK #8
BANK #9
BANK #10

LOAN-TO-DEPOSIT RATIO VS. PEERS

We achieved several milestones in 2012 that put us back in a growth mode:

We raised new equity capital. The Federal Reserve conducted an industrywide stress test, and Regions ranked fifth of the 19 banks in its Comprehensive Capital Analysis and Review. With the markets showing renewed confidence in banks, we raised approximately $900 million in new common equity last March to repay our TARP obligation. In October, we raised $500 million in preferred stock that also strengthened regulatory capital, and at the end of 2012, our Tier 1 Common ratio was 10.8%.

We divested Morgan Keegan. In April 2012, we completed the sale of our brokerage and investment banking company, Morgan Keegan, to Raymond James Financial, Inc., for approximately $1.2 billion. This move gave us the ability to better focus on the fundamentals of our core business. Following the sale, we also established the Regions Wealth Management Group, which provides clients with comprehensive financial planning, investment and banking solutions, as well as access to premier investment managers through our open architecture solution. This strategy allows us to offer clients a unique value proposition while providing us with growth potential. But most importantly, this simplifies our business model and allows us to focus on serving customers as one team.

We repaid our TARP obligation. In 2008, during the financial crisis, Regions and many other banks issued new preferred stock and warrants to the U.S. Treasury under the Troubled Asset Relief Program (TARP). I am pleased to report that in April, we completed our repurchase of the $3.5 billion of Series A Preferred Stock issued under TARP's Capital Purchase Program. The repurchase not only eliminated the payment of $175 million in annual dividends on these securities, but it also strengthened our ability to compete more effectively going forward.

These weren't our only achievements in 2012. We also received upgrades in our credit ratings, invested in new risk-management resources and made further improvements in our loan portfolio. None of these achievements could have occurred without the dedication and determination of our team. Our associates rose to the many challenges of the past three years and achieved some of the highest customer-service ratings in the financial industry.

As optimistic as I am in my outlook for Regions, I need to acknowledge the many challenges that our industry still faces – not the least of which is that the pace of economic recovery remains slow. We are encouraged by the recent improvement in the housing recovery, but our internal forecast at Regions is that the U.S. economy may not grow by more than 2% in 2013. This means we could still face challenges in finding demand for credit from consumers and businesses.

In addition, our industry is still resolving the legal and regulatory overhang from the crisis and adjusting to a new, more comprehensive framework that is still being implemented. Given the many complexities in the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulators have implemented less than half of the regulations required by Dodd-Frank – which means our industry will continue to adjust and comply with the many additional regulations and interpretations.

But from my perspective, these challenges are far less daunting than the ones the industry faced a few years ago. And our performance in 2012 gives me confidence that we are moving forward and positioned to achieve growth and operating performance that has not been possible in recent years. Let's look at a few other measures of our 2012 performance, as our progress there provides the foundation on which to build. Specifically, we believe three key factors to our improved results have been the improvement in the quality of our loan portfolio, our ability to reduce our already low funding costs, and our expense disciplines.

Lending – Lower Losses, Better Balance

Through the efforts of our risk management team, our workout specialists and our bankers, we made measurable improvements in the quality and performance of our loan portfolio. The provision we set aside for loan losses totaled $213 million in 2012. The company's loan loss allowance to non-performing loan coverage ratio was 1.14 times and the allowance for loan losses was 2.59% of all loans outstanding as of December 31, 2012. It is worth noting that charge-offs started trending down in 2012, and net charge-offs declined 47% for the full year – the lowest annual level since 2008.

Total new and renewed loan production was a strong $57 billion for the full year. New production totaled $28 billion, up 14% from the prior year. However, our total loan portfolio fell by 5% to $74 billion as we continued to experience declines in investor real estate and consumers and small business owners continued to deleverage. We expect our lending production to remain strong in 2013, and one of our top priorities is to increase consumer lending. At the end of 2012, consumer lending represented 39% of our loan portfolio, with business services comprising the remaining 61%. Many of our peer banks have a better balance between consumer and business lending, and we are striving to achieve a similar balance.

In some lending segments we did see growth. Our consumer portfolio, excluding real estate, grew 10%. This was due in part to the 26% increase in auto loans we made through our growing network of over 1,900 dealers, and our move in 2011 to reacquire our Regions-branded credit card portfolio. We also instituted many new programs to grow our credit card portfolio. For instance, we made enhancements to the technology platforms in our branches that inform our tellers which customers are the best candidates for various banking products, including our credit card.

In our commercial and industrial portfolio, loan demand remained strong throughout 2012. This success was driven in part by our integrated approach


CAPT
01
GREG
FIRE DEPARTMENT
CITY OF
NEW YORK
KARNS FIRE
1
ENGINE
KARNS FIR
BALL CAMP
ESTABLISHED JULY 4, 1978
KARNS
SOLWAY
HARDIN
VALLEY
DEPARTMEN

By arranging a strategically important community development loan for the **Karns Volunteer Fire Department** in Knoxville, Tenn., Regions had a positive impact on this community and the lives of our neighbors.

to specialized lending where our local bankers work with experienced lenders to meet customer needs. Total new production for this portfolio was a solid $15 billion, up 3% from 2011. We finished the year with new business pipelines slightly above the same level at the end of 2011, and loan commitments increased 12% from the prior year.

Funding Costs – A Competitive Opportunity

Another key to our performance in 2012 was our ability to improve our funding costs. Thanks to our success at attracting low-cost deposits through our more than 1,700 branches, we continued to enjoy a favorable improvement in funding costs. Our funding mix has continued to improve as low-cost deposits grew 8% to $82 billion during 2012 and higher cost time deposits declined 31% to $13 billion – falling from 20% of total deposits at the end of 2011 to 14% at the end of 2012. As a result, we entered 2013 with a better funding mix and total funding costs of 0.58%, which is 19 basis points lower than in the prior year.

The opportunity remains for us to improve our funding costs even further, given that another $8.3 billion in higher-cost CDs and other time deposits will mature during 2013. This gives us an opportunity that should enable us to generate better margins when interest rates rise again. Also, we will continue to prudently evaluate liability management opportunities as we look to further reduce our total funding costs, including long-term debt.


1.64%
1.09%
0.77%
0.58%
2009
2010
2011
2012

FUNDING COSTS

Expense Control – A Culture, Not a Campaign

Even as we were making some structural changes to the bank, we maintained a strong discipline on expenses. Non-interest expenses from continuing operations totaled $3.5 billion, or 9% below our 2011 expenses. At the end of 2012, our efficiency ratio – defined as non-interest expenses as a share of revenues – stood at 62.7%, which was in line with our peer group. Among the banks in our peer group, we have the second lowest expense-to-assets ratio at 2.79%.


2.60%
2.79%
2.97%
2.98%
3.06%
3.22%
3.25%
3.36%
3.47%
3.51%
BANK #1
REGIONS
BANK #3
BANK #4
BANK #5
BANK #6
BANK #7
BANK #8
BANK #9
BANK #10

EXPENSE-TO-ASSETS RATIO VS. PEERS

We have an extensive and competitive branch network – one of the largest among our peers. However, we continuously analyze our locations to ensure that we have the correct number of branches in our markets. In fact, as a cost-efficiency strategy, we have reduced our number of branches by 13% since 2007. We continue to believe that physical branches are a key component of our distribution strategy and provide a competitive advantage over many of our competitors. We are investing aggressively in our contact center technology, mobile banking and web-based services. We are committed to providing a comprehensive set of distribution capabilities to serve our customers with efficiency and convenience.

We have been able to shift, where appropriate, more customer activity to the Internet from the branches and contact center. In fact, more than 40% of our consumer checking customers now use Regions online banking services. The launch of our mobile


moving forward

Preserving small-town farming traditions by supporting an agriculture business like **T&D Farms** in Inverness, Miss., keeps small businesses growing, generates jobs and creates shared value between ourselves and our communities.

remote deposit capture product in 2013 is expected to provide increased efficiency and convenience to our customers who prefer mobile banking.


2009
30%
2010
33%
2011
38%
2012
40%

CUSTOMERS USING ONLINE BANKING

While we believe there will always be opportunities to improve our efficiency ratio, we are being disciplined in our approach to expense management. We believe we should be very thoughtful in making investments and eliminating expenditures in order to mitigate the risk of unintended consequences so that we do not reduce our ability to serve customers and grow our business.

Our belief is that expense reductions and investing for growth should be balanced. We also believe that expense discipline should be part of our bank's culture rather than introducing occasional efficiency campaigns where the pressure to meet short-term cost cutting targets supercedes good judgment over the long term.

Creating Shared Value – When Our Customers Win, We Win Too

In recent years, we have implemented many new growth initiatives, most of which are showing great promise. But just as important is our value system, which serves as the cornerstone for how we run this company.

Our mission is "to achieve superior economic value for our shareholders over time by making life better for our customers, our associates and our communities and creating shared value as we help them meet their financial goals and aspirations."

In the wake of the financial crisis, we have reaffirmed our commitment to these values and our mission. During the crisis, the banking industry was criticized for a variety of practices that led to a lack of trust in banks and bankers. As a result, the industry still has work to do to rebuild confidence among its customers and the public at large.

There is little doubt that rebuilding public trust will take time. In the meantime, I believe it is incumbent upon Regions to take a fundamental approach to dealing with customers, one based on relationships rather than transactions. To that end, we have shifted Regions away from the transactional mindset toward a business model that is built on the values of respect, integrity and relationships – and always acting in the customer's best long-term interests. Truth be told, banking should be simple and straightforward and result in customers being sold products they need and understand. This is basic banking. In many ways, it is just a return to the fundamentals of banking historically practiced by this industry.

There is a term for this approach: creating shared value with relationship banking.

For Regions, creating shared value means that we will develop sustainable relationships that are driven by serving the long-term interests of our customers and communities.

As part of our commitment to shared value, we now ask ourselves three questions when we develop a new product or service:

- Does it meet our customers' needs – and do so in the best way for these customers?
- Does it deliver long-term sustainable value to Regions?
- Does it create value for our communities?

This decision-making process ensures that we are doing more than just offering products and services that produce a profit. We are also building stronger customer relationships, a sustainable business and


Oakhurst
Medical Centers

Our relationship with **Oakhurst Medical Centers** in Atlanta, Ga., is another example of how we all benefit from shared value. Through a loan financed with Regions, Oakhurst was able to expand its current facilities and provide low-income communities with additional access to quality healthcare.

communities that thrive. By way of example, this approach motivated us to provide the financing needed by the Karns Volunteer Fire Department in Knoxville, Tenn., to construct a new fire station. It is also why we said "yes" when T&D Farms needed funding for a successful farming business it operates in Inverness, Miss., an impoverished community in the Mississippi Delta that needs all the jobs it can get. And we were able to see the opportunity when Oakhurst Medical Centers in Atlanta, Ga., needed help expanding its facility so that more patients could be served. While the total project costs exceeded $6 million, Oakhurst received a grant of only $5 million from the U.S. Department of Health and Human Services for new construction and expansion. Regions was able to step in and provide a $1 million construction loan and permanent financing thereafter. By supporting these enterprises and creating new jobs, Regions helps promote the economic activity that builds on itself – and makes growth a reality for Regions and these communities alike.

In addition to our shared value approach, we are also proud of our charitable contributions, as well as the volunteer efforts of our associates that strengthen the communities we serve. In the first half of 2012 alone, Regions associates volunteered for nearly 5,300 community service activities, which included teaching more than 3,300 financial education classes. But we believe that we can make an even bigger impact on our communities by helping our customers achieve their financial goals. If we provide the products and services that help our customers and communities succeed financially, we will create value as a result for our shareholders.

The Transition to Growth Mode

As we move forward and transition to growth, the concept of creating shared value will serve as our guiding principle. We understand that growth will be somewhat challenging as overall economic growth remains muted and consumers and businesses are reluctant to make new investments or take on more debt given the economic uncertainties. However, we are confident that as the economic recovery strengthens, Regions should be well positioned to earn more than its fair share of the growth.


Ranked fourth or better
in market share

REGIONS FOOTPRINT

For example, we operate in 16 states, but in seven Southeastern states where we hold 85% of our customer deposits, these markets have been growing above the national average. Regions has significant share in each of these markets. At mid-year 2012, Regions held a 9.4% share of the weighted average deposits in our core markets, placing us a close third in market share among all banks. We hold the leading market share in Alabama, Tennessee and Mississippi, and rank fourth or better in Florida, Louisiana and Arkansas.

We believe that performance results have to be built on a foundation of service. Our associates have worked hard to bolster Regions' reputation and delivery of customer service. In recent years, our associates have earned high marks in consumer studies conducted by Gallup, J.D. Power and Associates, TNS, Prime Performance and Temkin. Regions conducts more than 200,000 customer surveys every year in all of its businesses, and these surveys give us more confidence in our ability to provide customers with the products and services that meet their needs.

When you consider that 4 million households bank with Regions today and that 50% have only one service such as a checking account or a mortgage, you start to understand our incredible opportunity.

The Regions360 program we introduced last fall helps us seize this opportunity with a focus on deepening customer relationships. Regions360 begins with getting a full detailed understanding of our customers' financial situations. It continues with connecting their goals with the best products and services across all of our lines of business to help them achieve these goals. The end result is that we have created shared value for our customers and built stronger and deeper relationships with them. Our associates have been going through companywide training in new techniques and technologies to improve their ability to identify our customers' needs and provide the advice, guidance and education to help our customers meet their goals – regardless of which of our various business lines can help them meet those goals.

We have developed new protocols for identifying – and then meeting – our customers' needs, and believe we have done just that with the Now Banking service we launched in 2012. This service gives unbanked and underbanked customers the ability to cash checks, transfer funds, reload prepaid debit cards and expedite bill payment. More than 350,000 of our customers currently use the Now Banking service, half of whom are new to the bank. In addition, we have invested tremendous resources in providing financial education to our customers and communities. Enhancing financial education improves the quality of financial decisions and strengthens our communities. I believe this is a great example of where Regions is identifying the unmet needs of our community and then meeting them with educational programs as well as products and services that are fair, affordable, understandable – and sustainable.

For all of our accomplishments in 2012, we realize that the task before us is to grow our business revenues. New programs such as Now Banking, Regions360 and our many new referral initiatives should position Regions to meet more of our customers' needs as the economy strengthens and loan demand picks up. I feel confident that Regions associates have the resources, the relationships and the resolve to make 2013 a fulfilling year for our customers, our communities and our shareholders.

Thank You

With the guidance of our Board of Directors, Regions has a clear path forward. I want to thank these dedicated individuals for the support and expertise they have provided over the past year. I also want to express my personal gratitude to our chairman, Earnie Deavenport, for his wise counsel, leadership and support.

I want to recognize Dr. Condoleezza Rice for the wisdom and insights she has provided as an advisor to our Board of Directors. I also want to thank the members of our Operating Committee for the leadership they have provided in recent years. Additionally, I want to express my sincere appreciation to our remarkable team of Regions associates. In every way, they are the heart and soul of this great organization.

Finally, I thank you, our shareholders, for your continuing support and your investment.



Grayson Hall
President and Chief Executive Officer



EXECUTIVE MANAGEMENT

O.B. Grayson Hall Jr.
President and Chief Executive Officer
Executive Council and Operating Committee

David B. Edmonds
Chief Administrative Officer and
Senior Executive Vice President
Executive Council and Operating Committee

David J. Turner Jr.
Senior Executive Vice President
Chief Financial Officer
Executive Council and Operating Committee

Fournier J. "Boots" Gale III
Senior Executive Vice President
General Counsel and Corporate Secretary
Executive Council and Operating Committee

C. Matthew Lusco
Senior Executive Vice President
Chief Risk Officer
Executive Council and Operating Committee

John B. Owen
Senior Executive Vice President
Head of Business Lines
Executive Council and Operating Committee

John Asbury
Senior Executive Vice President
Head of Business Services Group
Operating Committee

Brett D. Couch
Senior Executive Vice President
East Region President
Operating Committee

Barb Godin
Senior Executive Vice President
Chief Credit Officer and Head of Credit Operations
Operating Committee

C. Keith Herron
Senior Executive Vice President
Strategic Planning and Execution
Operating Committee

Ellen Jones
Senior Executive Vice President
Chief Financial Officer for Business Operations and Support
Operating Committee

David R. Keenan
Senior Executive Vice President
Director of Human Resources
Operating Committee

Scott M. Peters
Senior Executive Vice President
Head of Consumer Services Group
Operating Committee

William D. Ritter
Senior Executive Vice President
Head of Wealth Management Group
Operating Committee

Cynthia M. Rogers
Senior Executive Vice President
Operations and Technology Group
Operating Committee

Ronald G. Smith
Senior Executive Vice President
Mid-America Region President
Operating Committee

John M. Turner Jr.
Senior Executive Vice President
South Region President
Operating Committee

BOARD OF DIRECTORS

Earnest W. Deavenport Jr.
Non-Executive Chairman of the Board
Regions Financial Corporation

Samuel W. Bartholomew Jr.
Of Counsel
Adams and Reese LLP

George W. Bryan
Chief Executive Officer
Old Waverly Properties, LLC

Carolyn H. Byrd
Chairman and Chief Executive Officer
GlobalTech Financial, LLC

David J. Cooper Sr.
Vice Chairman
Cooper/T. Smith Corporation

Don DeFosset
Retired Chairman
President and Chief Executive Officer
Walter Industries, Inc.

Eric C. Fast
Chief Executive Officer
Crane Co.

O.B. Grayson Hall Jr.
President and Chief Executive Officer
Regions Financial Corporation

John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation

James R. Malone
Managing Partner
Qorval LLC

Ruth Ann Marshall
Former President
The Americas, for MasterCard International, Inc.

Susan W. Matlock
President and Chief Executive Officer
Innovation Depot

John E. Maupin Jr.
President
Morehouse School of Medicine

Charles D. McCrary
President and Chief Executive Officer
Alabama Power Company

John R. Roberts
Managing Partner (Retired)
Mid-South Region, Arthur Andersen LLP

Lee J. Styslinger III
Chief Executive Officer
Altec, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34034

REGIONS FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**63-0589368**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1900 Fifth Avenue North, Birmingham, Alabama 35203
(Address of principal executive offices)

Registrant's telephone number, including area code: (800) 734-4667

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange
Depositary Shares, each representing a 1/40th Interest in a Share of 6.375% Non-Cumulative Perpetual Preferred Stock, Series A	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, $.01 par value—$9,273,757,331 as of June 30, 2012.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock, $.01 par value—1,413,393,002 shares issued and outstanding as of February 15, 2013

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the Annual Meeting to be held on May 16, 2013 are incorporated by reference into Part III.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REGIONS FINANCIAL CORPORATION

Form 10-K

INDEX

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, other periodic reports filed by Regions Financial Corporation ("Regions") under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Regions may include forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements which are identified as such and are accompanied by the identification of important factors that could cause actual results to differ materially from the forward-looking statements. For these statements, we, together with our subsidiaries, unless the context implies otherwise, claim the protection afforded by the safe harbor in the Act. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management's expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

- The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in July 2010, and a number of legislative, regulatory and tax proposals remain pending. Additionally, the U.S. Treasury and federal banking regulators continue to implement, but are also beginning to wind down, a number of programs to address capital and liquidity in the banking system. Future and proposed rules, including those that are part of the Basel III process are expected to require banking institutions to increase levels of capital and to meet more stringent liquidity requirements. All of the foregoing may have significant effects on Regions and the financial services industry, the exact nature and extent of which cannot be determined at this time.
- Possible additional loan losses, impairment of goodwill and other intangibles, and adjustment of valuation allowances on deferred tax assets and the impact on earnings and capital.
- Possible changes in interest rates may increase funding costs and reduce earning asset yields, thus reducing margins. Increases in benchmark interest rates could also increase debt service requirements for customers whose terms include a variable interest rate, which may negatively impact the ability of borrowers to pay as contractually obligated.
- Possible changes in general economic and business conditions in the United States in general and in the communities Regions serves in particular, including any prolonging or worsening of the current challenging economic conditions, including unemployment levels.
- Possible changes in the creditworthiness of customers and the possible impairment of the collectability of loans.
- Possible changes in trade, monetary and fiscal policies, laws and regulations, and other activities of governments, agencies, and similar organizations, may have an adverse effect on business.
- Possible regulations issued by the Consumer Financial Protection Bureau or other regulators which might adversely impact Regions' business model or products and services.
- Possible stresses in the financial and real estate markets, including possible deterioration in property values.
- Regions' ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Regions' business.
- Regions' ability to expand into new markets and to maintain profit margins in the face of competitive pressures.

- Regions' ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions' customers and potential customers.
- Regions' ability to keep pace with technological changes.
- Regions' ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk, reputational risk, counterparty risk, international risk, and regulatory and compliance risk.
- Regions' ability to ensure adequate capitalization which is impacted by inherent uncertainties in forecasting credit losses.
- The cost and other effects of material contingencies, including litigation contingencies, and any adverse judicial, administrative, or arbitral rulings or proceedings.
- The effects of increased competition from both banks and non-banks.
- The effects of geopolitical instability and risks such as terrorist attacks.
- Possible changes in consumer and business spending and saving habits could affect Regions' ability to increase assets and to attract deposits.
- The effects of weather and natural disasters such as floods, droughts, wind, tornadoes and hurricanes, and the effects of man-made disasters.
- Possible downgrades in ratings issued by rating agencies.
- Possible changes in the speed of loan prepayments by Regions' customers and loan origination or sales volumes.
- Possible acceleration of prepayments on mortgage-backed securities due to low interest rates, and the related acceleration of premium amortization on those securities.
- The effects of problems encountered by larger or similar financial institutions that adversely affect Regions or the banking industry generally.
- Regions' ability to receive dividends from its subsidiaries.
- The effects of the failure of any component of Regions' business infrastructure which is provided by a third party.
- Changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.
- The effects of any damage to Regions' reputation resulting from developments related to any of the items identified above.

The words "believe," "expect," "anticipate," "project" and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no obligation to update or revise any forward-looking statements that are made from time to time.

See also Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Item 1. ***Business***

Regions Financial Corporation (together with its subsidiaries on a consolidated basis, "Regions" or "Company") is a financial holding company headquartered in Birmingham, Alabama, which operates in the South, Midwest and Texas. Regions provides traditional commercial, retail and mortgage banking services, as well as other financial services in the fields of asset management, wealth management, securities brokerage, insurance and other specialty financing. At December 31, 2012, Regions had total consolidated assets of approximately $121.3 billion, total consolidated deposits of approximately $95.5 billion and total consolidated stockholders' equity of approximately $15.5 billion.

Regions is a Delaware corporation and on July 1, 2004, became the successor by merger to Union Planters Corporation and the former Regions Financial Corporation. Its principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203, and its telephone number at that address is (800) 734-4667.

Banking Operations

Regions conducts its banking operations through Regions Bank, an Alabama chartered commercial bank that is a member of the Federal Reserve System. At December 31, 2012, Regions operated approximately 2,100 ATMs and 1,700 banking offices in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia.

The following chart reflects the distribution of branch locations in each of the states in which Regions conducts its banking operations.

	Branches
Alabama	242
Arkansas	97
Florida	374
Georgia	137
Illinois	65
Indiana	63
Iowa	13
Kentucky	16
Louisiana	114
Mississippi	144
Missouri	67
North Carolina	6
South Carolina	30
Tennessee	259
Texas	82
Virginia	2
Total	1,711

Other Financial Services Operations

In addition to its banking operations, Regions provides additional financial services through the following subsidiaries:

Regions Insurance Group, Inc., a subsidiary of Regions Financial Corporation, is an insurance broker that offers insurance products through its subsidiaries Regions Insurance, Inc., headquartered in Birmingham, Alabama, and Regions Insurance Services, Inc., headquartered in Memphis, Tennessee. Through its insurance brokerage operations in Alabama, Arkansas, Indiana, Georgia, Louisiana, Missouri, Mississippi, Tennessee and Texas, Regions Insurance, Inc. offers insurance coverage for various lines of personal and commercial insurance, such as property, casualty, life, health and accident insurance. Regions Insurance Services, Inc. offers credit-related insurance products, such as title, mortgage, crop, term life, accidental death and dismemberment, and environmental insurance, as well as debt cancellation products to customers of Regions. Regions Insurance Group, Inc. is one of the twenty-five largest insurance brokers in the United States based on annual revenues.

Regions has several subsidiaries and affiliates that are agents or reinsurers of debt cancellations products and credit life insurance products relating to the activities of certain affiliates of Regions. Regions Investment Services, Inc., which sells annuities and life insurance products to Regions Bank customers, is a wholly-owned subsidiary of Regions Bank. Regions Equipment Finance Corporation, a subsidiary of Regions Bank, provides domestic and international equipment financing products, focusing on commercial clients.

Also, Regions Bank has entered into an agreement with Cetera Financial Institutions to provide advisory and investment solutions to Regions customers. Through this agreement Regions Bank customers will have access to a full range of financial advisory services, including managed accounts, mutual funds, annuities, financial aid, and financial and retirement planning tools, provided by licensed business consultants based in Regions Bank branches.

Acquisition Program

A substantial portion of the growth of Regions from its inception as a bank holding company in 1971 has been through the acquisition of other financial institutions, including commercial banks and thrift institutions, and the assets and deposits of those financial institutions. As part of its ongoing strategic plan, Regions periodically evaluates business combination opportunities. Any future business combination or series of business combinations that Regions might undertake may be material to Regions' financial condition, in terms of assets acquired or liabilities assumed. Historically, business combinations in the financial services industry have typically involved the payment of a premium over book and market values of assets and liabilities acquired. This practice could result in dilution of book value and net income per share for the acquirer.

Segment Information

Reference is made to Note 22 "Business Segment Information" to the consolidated financial statements included under Item 8. of this Annual Report on Form 10-K for information required by this item.

Supervision and Regulation

Regions and its subsidiaries are subject to the extensive regulatory framework applicable to bank holding companies and their subsidiaries. Regulation of financial institutions such as Regions and its subsidiaries is intended primarily for the protection of depositors, the Federal Deposit Insurance Corporation's ("FDIC") Deposit Insurance Fund (the "DIF") and the banking system as a whole, and generally is not intended for the protection of stockholders or other investors. Described below are the material elements of selected laws and regulations applicable to Regions and its subsidiaries. The descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described. Changes in applicable law or regulation, and in their interpretation and application by regulatory agencies and other governmental authorities, cannot be predicted, but they may have a material effect on the business and results of Regions and its subsidiaries.

Overview

Regions is registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a bank holding company and has elected to be treated as a financial holding company under the Bank Holding

Company Act of 1956, as amended ("BHC Act"). As such, Regions and its subsidiaries are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Generally, the BHC Act provides for "umbrella" regulation of financial holding companies by the Federal Reserve and functional regulation of holding company subsidiaries by applicable regulatory agencies. The BHC Act, however, requires the Federal Reserve to examine any subsidiary of a bank holding company, other than a depository institution, engaged in activities permissible for a depository institution. The Federal Reserve is also granted the authority, in certain circumstances, to require reports of, examine and adopt rules applicable to any holding company subsidiary.

In general, the BHC Act limits the activities permissible for bank holding companies. Bank holding companies electing to be treated as financial holding companies, however, may engage in additional activities under the BHC Act as described below under "—Permissible Activities under the BHC Act." For a bank holding company to be eligible to elect financial holding company status, all of its subsidiary insured depository institutions must be well-capitalized and well-managed as described below under "—Regulatory Remedies Under the FDIA" and must have received at least a satisfactory rating on such institution's most recent examination under the Community Reinvestment Act of 1977 (the "CRA"). The bank holding company itself must also be well-capitalized and well-managed in order to be eligible to elect financial holding company status. If a financial holding company fails to continue to meet any of the prerequisites for financial holding company status after engaging in activities not permissible for bank holding companies that have not elected to be treated as financial holding companies, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may be required to discontinue or divest investments in companies engaged in activities permissible only for a bank holding company electing to be treated as a financial holding company.

Regions Bank is a member of the FDIC, and, as such, its deposits are insured by the FDIC to the extent provided by law. Regions Bank is an Alabama state-chartered bank and a member of the Federal Reserve System. It is generally subject to supervision and examination by both the Federal Reserve and the Alabama Banking Department. The Federal Reserve and the Alabama Banking Department regularly examine the operations of Regions Bank and are given authority to approve or disapprove mergers, acquisitions, consolidations, the establishment of branches and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Regions Bank is subject to numerous statutes and regulations that affect its business activities and operations, including various consumer protection laws and regulations. As described below under "—Regulatory Reforms," Regions Bank is also subject to supervision by the Consumer Financial Protection Bureau. Some of Regions' non-bank subsidiaries are also subject to regulation by various federal and state agencies.

Regulatory Reforms

The events of the past few years have led to numerous new laws and regulations in the United States applicable to financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted in July 2010, significantly restructures the financial regulatory regime in the United States and provides for enhanced supervision and prudential standards for, among other things, bank holding companies like Regions that have total consolidated assets of $50 billion or more. The implications of the Dodd-Frank Act for our business will depend to a large extent on the manner in which rules adopted pursuant to the Dodd-Frank Act are implemented by the Federal Reserve, the Consumer Financial Protection Bureau, the FDIC, the SEC, and other government agencies, as well as potential changes in market practices and structures in response to the requirements of those rules.

New laws or regulations or changes to existing laws and regulations (including changes in interpretation or enforcement) could materially adversely affect our financial condition or results of operations. As discussed further in this section, many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on Regions and its subsidiaries or the financial services industry generally. In addition to the discussion in this section, see "Risk Factors—Recent legislation regarding the financial services industry may have a significant adverse effect on our operations" for a discussion of the potential impact legislative and regulatory reforms may have on our results of operations and financial condition.

Financial Stability Oversight Council. The Dodd-Frank Act creates a new systemic risk oversight body, the Financial Stability Oversight Council ("FSOC") to coordinate the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. The Dodd-Frank Act directs the FSOC to make recommendations to the Federal Reserve regarding supervisory requirements and prudential standards applicable to systemically important financial institutions (often referred to as "SIFI," which includes bank holding companies with over $50 billion in assets, such as Regions), including capital, leverage, liquidity and risk-management requirements. The Dodd-Frank Act mandates that the requirements applicable to systemically important financial institutions be more stringent than those applicable to other financial companies. The Federal Reserve has discretionary authority to establish additional prudential standards, on its own or at the FSOC's recommendation. The Dodd-Frank Act also requires the Federal Reserve to conduct annual analyses of such bank holding companies to evaluate whether the companies have sufficient capital on a total consolidated basis necessary to absorb losses as a result of adverse economic conditions.

Enhanced Supervision and Prudential Standards. In December 2011, the Federal Reserve introduced a new proposal aimed at minimizing risks associated with "covered companies," including U.S. bank holding companies with consolidated assets of $50 billion or more and other financial companies designated by the FSOC as systemically important ("Proposed SIFI Rules"). The Federal Reserve's proposal includes risk-based capital and leverage requirements, liquidity requirements, stress tests, single-counterparty credit limits and overall risk management requirements, early remediation requirements and resolution planning and credit exposure reporting. The proposed rules would address a wide, diverse array of regulatory areas, each of which is highly complex. In some cases they would implement financial regulatory requirements being proposed for the first time, and in others overlap with other regulatory reforms. The proposed rules also address the Dodd-Frank Act's early remediation requirements applicable to bank holding companies that have total consolidated assets of $50 billion or more. The proposed remediation rules are modeled after the prompt corrective action regime, described under "—Safety and Soundness Standards" below, but are designed to require action beginning in the earlier stages of a company's financial distress by mandating action on the basis of arranged triggers, including capital and leverage, stress test results, liquidity, and risk management. Except as described in the second paragraph under "*Federal Reserve's Comprehensive Capital Analysis and Review*" below regarding stress testing, the Proposed SIFI Rules have not become final as of February 2013. The full impact of the Proposed SIFI Rules on Regions is being analyzed, but will not be known until the rules, and other regulatory initiatives that overlap with these rules, are finalized and their combined impacts can be understood.

Federal Reserve's Comprehensive Capital Analysis and Review. In November 2011, the Federal Reserve published a final rule which requires U.S. bank holding companies with total consolidated assets of $50 billion or more (such as Regions) to submit annual capital plans, along with related stress test requirements, to the Federal Reserve for approval. The capital analysis and review process provided for in the rule is known as the Comprehensive Capital Analysis and Review ("CCAR"). The purpose of the capital plan is to ensure that these bank holding companies have robust, forward-looking capital planning processes that account for each company's unique risks and that permit continued operations during times of economic and financial stress. The capital plans are required to be submitted on an annual basis. Such bank holding companies will also be required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor the companies' progress against their annual capital plans. The comprehensive capital plans, which Regions prepares using Basel I capital guidelines, include a view of capital adequacy under the stress test scenarios described below. The effect of the rules is that, among other things, a covered bank holding company may not make a capital distribution unless it will meet all minimum regulatory capital ratios and will have a ratio of Tier 1 common equity to risk-weighted assets of at least 5% after making the distribution. The rules also provide that the Federal Reserve may object to a capital plan if the plan does not show that the covered bank holding company will maintain a Tier 1 common equity ratio of at least 5% on a pro forma basis under expected and stressful conditions throughout the nine-quarter planning horizon covered by the capital plan. Covered bank holding companies, including Regions, may execute capital actions such as paying dividends and repurchasing stock only in accordance with a capital plan that has been reviewed and approved by the Federal Reserve. The CCAR rules, consistent with prior Federal Reserve guidance, provide that capital plans contemplating dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

The Proposed SIFI Rules, discussed earlier in this section under "*Enhanced Supervision and Prudential Standards*," proposed to expand the stress testing requirements to include, among other things, stress testing by the Federal Reserve under three economic and financial scenarios: baseline, adverse and severely adverse scenarios. In October 2012, the Federal Reserve published final rules implementing that portion of the Proposed SIFI Rules expanding the stress testing requirements. Also, we are required to conduct our own semi-annual stress analysis (together with the Federal Reserve's stress analysis, the "Stress Tests") to assess the potential impact on Regions, including our consolidated earnings, losses and capital, under each of the economic and financial conditions used as part of the Federal Reserve's annual stress analysis. The Federal Reserve may also use, and require companies to use, additional components in the adverse and severely adverse scenarios or additional or more complex scenarios designed to capture salient risks to specific lines of business. Regions Bank is also required by final Federal Reserve rules to conduct annual stress testing and report the results to the Federal Reserve.

Under the Federal Reserve's guidance, the CCAR annual process for 2013 will be implemented in conjunction with the stress testing requirements described above. A summary of results of the Federal Reserve's analysis under the severely adverse stress scenario will be publicly disclosed, and the bank holding companies subject to the rules, including Regions, must disclose a summary of the company-run severely adverse stress test results. Regions is required to include in its disclosure a summary of the severely adverse scenario stress test conducted by Regions Bank using the scenarios defined by the Federal Reserve. Regions submitted its 2013 CCAR rule capital plan to the Federal Reserve on January 7, 2013 and the Federal Reserve committed to responding by March 14, 2013.

Living Will Requirement. As required by the Dodd-Frank Act, the Federal Reserve and the FDIC have jointly issued a final rule that requires certain organizations, including each bank holding company with consolidated assets of $50 billion or more, to report periodically to regulators a plan (a so-called "living will") for their rapid and orderly resolution in the event of material financial distress or failure. Regions' resolution plan must, among other things, ensure that our depository institution subsidiary is adequately protected from risks arising from our other subsidiaries. The final rule sets specific standards for the resolution plans, including requiring strategic analysis of the plan's components, a description of the range of specific actions the company proposes to take in resolution, and a description of the company's organizational structure, material entities, interconnections and interdependencies, and management information systems, among other elements. The plan must be submitted annually for review to the Federal Reserve and the FDIC.

In addition, the FDIC has issued a final rule that requires insured depository institutions with $50 billion or more in total assets, such as Regions Bank, to submit to the FDIC for review periodic contingency plans for resolution in the event of the institution's failure. The rule requires these insured institutions to submit a resolution plan that will enable the FDIC, as receiver, to resolve the bank in a manner that ensures that depositors receive access to their insured deposits within one business day of the institution's failure, maximizes the net-present-value return from the sale or disposition of its assets, and minimizes the amount of any loss to be realized by the institution's creditors. The final rule also sets specific standards for the resolution plans, including requiring a strategic analysis of the plan's components, a description of the strategies for achieving the least costly resolution, and analyses of the financial company's organization, material entities, interconnections and interdependencies, and management information systems, among other elements. The two "living will" rules are complementary.

Consumer Financial Protection Bureau. The Dodd-Frank Act created the Consumer Financial Protection Bureau (the "CFPB"), a new consumer financial services regulator. The CFPB is directed to prevent unfair, deceptive and abusive practices and ensure that all consumers have access to fair, transparent, and competitive markets for consumer financial products and services. The Dodd-Frank Act gives the CFPB authority to enforce and issue rules and regulations implementing existing consumer protection laws and responsibility for all such existing regulations. Depository institutions with assets exceeding $10 billion, such as Regions Bank, their affiliates, and other "larger participants" in the markets for consumer financial services (as determined by the CFPB) are subject to direct supervision by the CFPB, including any applicable examination, enforcement and reporting requirements the CFPB may establish.

Orderly Liquidation Authority. The Dodd-Frank Act creates the Orderly Liquidation Authority ("OLA"), a resolution regime for systemically important non-bank financial companies and their non-bank affiliates, including bank holding companies, under which the FDIC may be appointed receiver to liquidate such a company if, among other conditions, the company is in danger of default and presents a systemic risk to U.S. financial stability. This determination must come after supermajority recommendations by the Federal Reserve and the FDIC and consultation between the Secretary of the U.S. Treasury and the President. This resolution authority is generally based on the FDIC resolution model for depository institutions, and substantial differences exist between the rights of creditors under the U.S. Bankruptcy Code and in an orderly liquidation authority proceeding including the ability of the FDIC to disregard the strict priority of creditor claims in some circumstances, the use of an administrative claims procedure to determine creditors' claims (as opposed to the judicial procedure utilized in bankruptcy proceedings), and the ability of the FDIC to transfer claims to a "bridge" entity. In addition, OLA limits the ability of creditors to enforce contractual cross-defaults against potentially viable affiliates of the institution in receivership.

An Orderly Liquidation Fund will fund OLA liquidation proceedings through borrowings from the Treasury Department and risk-based assessments made, first, on entities that received more in the resolution than they would have received in liquidation to the extent of such excess, and second, if necessary, on bank holding companies with total consolidated assets of $50 billion or more, such as Regions. If an orderly liquidation is triggered, Regions could face assessments for the Orderly Liquidation Fund. We do not yet have an indication of the level of such assessments.

U.S. Department of Treasury's Assessment Fee Program. In December 2011, the U.S. Department of the Treasury ("U.S. Treasury") issued a proposed rule to implement Section 155 of the Dodd-Frank Act. Section 155 requires the U.S. Treasury to establish an assessment schedule for bank holding companies with total consolidated assets of $50 billion or more. The rule became effective for bank holding companies on July 20, 2012, and, under the program, Regions is required to pay assessments on a semiannual basis to cover expenses associated with the Office of Financial Research, the FSOC, and the FDIC's Orderly Liquidation Authority. Regions believes the assessment will not be material to its consolidated financial position, results of operations or cash flows.

Volcker Rule. The Dodd-Frank Act requires the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). The statutory provision is commonly called the "Volcker Rule." In October 2011, federal regulators proposed rules to implement the Volcker Rule that included an extensive request for comments on the proposal, which comment period closed in February 2012. The proposed rules are highly complex, and, because final rules have not yet been adopted, many aspects of their application remain uncertain. Based on the proposed rules, Regions does not currently anticipate that the Volcker Rule will have a material effect on the operations of Regions and its subsidiaries. Regions may incur costs if it is required to adopt additional policies and systems to ensure compliance with the Volcker Rule. Until a final rule is adopted, the precise financial impact of the rule on Regions, its customers or the financial industry more generally, cannot be determined.

Permissible Activities under the BHC Act

In general, the BHC Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto. A bank holding company electing to be treated as a financial holding company may also engage in a range of activities that are (i) financial in nature or incidental to such financial activity or (ii) complementary to a financial activity and that do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments.

The BHC Act does not place territorial restrictions on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Capital Requirements

Regions and Regions Bank are required to comply with the applicable capital adequacy standards established by the Federal Reserve. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure.

Risk-based Capital Standards. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in credit and market risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Currently the minimum guideline for the ratio of total capital ("Total capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.0 percent. The regulatory capital rules state that voting common stockholders' equity should be the predominant element within Tier 1 capital and that banking organizations should avoid over-reliance on non-common equity elements. At least half of the Total capital must be "Tier 1 capital," which currently consists of qualifying common equity, qualifying noncumulative perpetual preferred stock (including related surplus), senior perpetual preferred stock issued to the U.S. Treasury as part of the Troubled Asset Relief Program Capital Purchase Program, minority interests relating to qualifying common or noncumulative perpetual preferred stock issued by a consolidated U.S. depository institution or foreign bank subsidiary, and certain "restricted core capital elements," as discussed below, less goodwill and certain other intangible assets. Currently, "Tier 2 capital" may consist of, among other things, qualifying subordinated debt, mandatorily convertible debt securities, preferred stock and trust preferred securities not included in the definition of Tier 1 capital, and a limited amount of the allowance for loan losses. Non-cumulative perpetual preferred stock, trust preferred securities and other so-called "restricted core capital elements" are currently limited to 25 percent of Tier 1 capital. Pursuant to the Dodd-Frank Act, trust preferred securities will be phased-out of the definition of Tier 1 capital of bank holding companies having consolidated assets exceeding $500 million, such as Regions, over a three-year period beginning in January 2013.

Currently the minimum guideline to be considered well-capitalized for Tier 1 capital and Total capital is 6.0 percent and 10.0 percent, respectively. As of December 31, 2012, Regions' consolidated Tier 1 capital to risk-adjusted assets and Total capital to risk-adjusted assets ratios were 12.00 percent and 15.38 percent, respectively. The elements currently comprising Tier 1 capital and Tier 2 capital and the minimum Tier 1 capital and Total capital ratios may be subject to change in the future, as discussed in greater detail below. The risk-based capital rules state that the capital requirements are minimum standards based primarily on broad credit-risk considerations and do not take into account the other types of risk a banking organization may be exposed to (e.g., interest rate, market, liquidity and operational risks).

Basel I and II Standards. Regions currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In 2004, the Basel Committee published a new set of risk-based capital standards ("Basel II") to revise Basel I. Basel II provides two approaches for setting capital standards for credit risk—an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk-weighting on external credit assessments to a much greater extent than permitted in the existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures.

A definitive final rule for implementing the advanced approaches of Basel II in the United States, which applies only to internationally active banking organizations, or "core banks" (defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more) became effective on April 1, 2008. Other U.S. banking organizations may elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but are not required to comply. The rule also allows a banking organization's primary federal supervisor to determine that application of the rule would not be appropriate in light of the bank's asset size, level of complexity, risk profile or scope of operations. Regions Bank is currently not required to comply with Basel II.

In July 2008, the U.S. bank regulatory agencies issued a proposed rule that would provide banking organizations that do not use the advanced approaches with the option to implement a new risk-based capital framework. This framework would adopt the standardized approach of Basel II for credit risk, the basic indicator approach of Basel II for operational risk, and related disclosure requirements. While this proposed rule generally parallels the relevant approaches under Basel II, it diverges where United States markets have unique characteristics and risk profiles, most notably with respect to risk weighting residential mortgage exposures. Comments on the proposed rule were due to the agencies by October 27, 2008. The U.S. bank regulatory agencies did not take any other action on the 2008 proposed rule. On August 30, 2012, the agencies included in their Basel III rulemakings a proposed rule that builds on and expands the July 2008 proposed rule by, among other things, making the standardized approach applicable to all subject banks (a change from optional application included in the 2008 rule), as discussed below.

In August 2012, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency and the Department of the Treasury issued a revised Market Risk capital rule. The final rule applies to any U.S. banking organization, such as Regions, with combined trading assets and liabilities of at least $1 billion, or 10 percent of its total assets, based on its most recent Call Report. Effective on January 1, 2013, the new, revised Market Risk Rule added additional modeling and reporting requirements, including Stressed Value-at-Risk (SVaR), and enhanced profit and loss reporting and back-testing. The new Market Risk Rule increases the calculated risk-weighted assets attributable to trading market risk, but will not have a material impact on Regions' total risk-weighted assets.

Basel III Standards. In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when implemented by the U.S. bank regulatory agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III provided that the capital calculation changes would become effective in stages, beginning January 1, 2013 and fully phased-in on January 1, 2019. As noted below, the Federal Reserve has delayed indefinitely the effective dates for implementation of Basel III.

On August 30, 2012, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency published notices of three proposed rules implementing the Basel III capital provisions (the "Basel III Proposed Rules"). Initial versions of the proposed rules were first published by the Federal Reserve on June 7, 2012. The Basel III Proposed Rules generally follow the Basel III provisions, and, among other things, establish new risk-based and leverage capital ratios (described below) and narrow the definition of what constitutes capital for purposes of calculating those ratios. Also included in the Basel III Proposed Rules is a proposed rule that revises and in effect replaces the general risk-based capital requirements currently in effect with a much more risk-sensitive standardized approach similar to the standardized approach adopted by Basel II.

In particular, the Basel III Proposed Rules:

- introduce as a new capital measure "Common Equity Tier 1," or "CET1," specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and expand the scope of the adjustments as compared to existing regulations;
- require banks to maintain once the Basel III provisions are fully phased in:
    - as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5 percent, plus a 2.5 percent "capital conservation buffer" (which is added to the 4.5 percent CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7 percent);
    - a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0 percent, plus the capital conservation buffer (which is added to the 6.0 percent Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5 percent upon full implementation);
    - a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0 percent, plus the capital conservation buffer (which is added to the 8.0 percent total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5 percent upon full implementation);
    - for institutions with less than $250 billion in consolidated assets and on-balance sheet foreign exposures of less than $10 billion, a minimum leverage ratio of 4.0 percent, calculated as the ratio of Tier 1 capital to total on-balance sheet exposures net of deductions from Tier 1 capital; and
    - under some circumstances, a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0 percent to 2.5 percent when fully implemented (potentially resulting in total buffers of between 2.5 percent and 5 percent). Under the Basel III Proposed Rules, as originally drafted, the countercyclical capital buffer only applies to institutions with more than $250 billion in consolidated assets or on-balance sheet foreign exposures greater than $10 billion.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

Citing the large number of comments received in response to the Basel III Proposed Rules, on November 9, 2012 the Federal Reserve issued a press release indefinitely delaying the effective date of the proposed rules and the Basel III capital requirements. As of February 2013, no additional guidance has been provided regarding the effective dates for the Basel III Proposed Rules and the Basel III capital framework.

In July 2011, the Basel Committee introduced a consultative document establishing a requirement for a capital surcharge on certain globally systemically important banks ("G-SIBs"), and in November 2011, the Basel Committee issued final provisions substantially unchanged from the previous proposal. An "indicator-based approach" will be used to determine whether a bank is a G-SIB and the appropriate level of the surcharge to be applied. The "indicator-based approach" consists of five broad categories: size, interconnectedness, lack of substitutability, cross-jurisdictional activity and complexity. Under Basel III, banks found to be G-SIBs will be subject to a progressive CET1 surcharge ranging from 1% to 3.5% over the Basel III 7% CET1 requirement. The Basel III Proposed Rules do not address this surcharge although the U.S. bank regulatory agencies indicated in the proposed rules that they plan to implement a surcharge for all, or a portion, of the banks with $50 billion or more in consolidated assets, based on the approach taken by the Basel Committee. The surcharge was originally intended to become fully effective on January 1, 2019. Regions is not currently subject to this CET1 surcharge. However, it is possible that regional banking organizations may be subject to CET1 or other surcharges in the future.

The Basel III Proposed Rules contemplated that the Basel III final framework would become effective January 1, 2013, with the full requirements being phased in over a number of years. Under the proposed rules, banking institutions initially would be required to meet the following minimum capital ratios:

- 3.5 percent CET1 to risk-weighted assets;
- 4.5 percent Tier 1 capital to risk-weighted assets; and
- 8.0 percent Total capital to risk-weighted assets.

Because the Federal Reserve has delayed indefinitely the effective date of the Basel III Proposed Rules, these minimum capital ratios are not currently in effect.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1, such as the requirement that mortgage servicing rights, deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1.

Under Basel III, implementation of the deductions and other adjustments to CET1 would have begun on January 1, 2014, with a five-year phase-in period (20 percent per year). The capital conservation buffer would have been implemented on January 1, 2016 at 0.625 percent and phased in over a four-year period (increasing by 0.625 percent on each subsequent January 1, until it reached 2.5 percent on January 1, 2019).

Leverage Requirements. Neither Basel I nor Basel II includes a leverage requirement as an international standard; however, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies to be considered well-capitalized. These guidelines provide for a minimum ratio of Tier 1 capital to total consolidated quarterly average assets (as defined for regulatory purposes), net of the loan loss reserve, goodwill and certain other intangible assets (the "leverage ratio"), of 4.0 percent for all bank holding companies, with a lower 3.0 percent minimum for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. The Basel III Proposed Rules would remove the more permissive 3.0 percent leverage ratio currently available under the rules for certain highly rated banking organizations.

Regions' leverage ratio at December 31, 2012 as defined under Basel I was 9.65 percent.

The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, both in the U.S. and internationally, without required formulaic measures. The Basel III final framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as the liquidity coverage ratio ("LCR"), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30-day time horizon (or, if greater, 25 percent of its expected total cash outflow) under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The Basel III liquidity framework contemplates that the LCR will be subject to an observation period continuing through mid-2013 and subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard on January 1, 2015. Similarly, it contemplates that the NSFR will be subject to an observation period through mid-2016 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard by January 1, 2018. In January 2013, the Basel Committee issued amendments to the LCR that, among other things, includes an easing of the phase-in period. Institutions must be in 60% compliance with the minimum LCR as of January 1, 2015 (rather than 100% compliance as originally contemplated), increasing 10% each year thereafter with 100% compliance required as of January 1, 2019. The amendments did not address the NSFR.

As discussed above under "—Regulatory Reforms," the Proposed SIFI Rules address liquidity requirements for bank holding companies including Regions, with $50 billion or more in total consolidated assets. In the release accompanying those rules, the Federal Reserve states a general intention to incorporate the Basel III liquidity framework for the bank holding companies covered by the Proposed SIFI Rules or a "subset" of those bank holding companies. Although these rules do not include prescriptive ratios like the LCR and NSFR, they do include detailed liquidity-related requirements, including requirements for cash flow projections, liquidity stress testing (including, at a minimum, over time horizons that include an overnight time horizon, a 30-day time horizon, a 90-day time horizon and a 1-year time horizon), and a requirement that covered bank holding companies maintain a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows and the projected loss or impairment of existing funding sources for 30 days over a range of liquidity stress scenarios. As discussed under "*—Enhanced Supervision and Prudential Standards*" above, in October 2012 the Federal Reserve published final rules implementing that portion of the Proposed SIFI Rules that addresses stress testing. As of February 2013, final SIFI rules addressing liquidity requirements for bank holding companies have not been adopted.

Capital Requirements of Regions Bank. Regions Bank is subject to substantially similar capital requirements as those applicable to Regions. As of December 31, 2012, Regions Bank was in compliance with applicable minimum capital requirements. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "—Regulatory Remedies under the FDIA" below.

Safety and Soundness Standards

Guidelines adopted by the federal bank regulatory agencies pursuant to the Federal Deposit Insurance Act, as amended (the "FDIA"), establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. Additionally, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the FDIA. See "—Regulatory Remedies under the FDIA" below. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Regulatory Remedies under the FDIA

The FDIA establishes a system of regulatory remedies to resolve the problems of undercapitalized institutions. The federal banking regulators have established five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions which are undercapitalized, significantly undercapitalized or critically undercapitalized. The severity of these mandatory and discretionary supervisory actions depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal bank regulatory agencies have specified by regulation the current relevant capital levels for each category:

"Well-Capitalized"

Leverage ratio of 5 percent,
Tier 1 capital ratio of 6 percent,
Total capital ratio of 10 percent, and
Not subject to a written agreement, order, capital directive or regulatory remedy directive requiring a specific capital level.

"Adequately Capitalized"

Leverage ratio of 4 percent,
Tier 1 capital ratio of 4 percent, and
Total capital ratio of 8 percent.

"Undercapitalized"

Leverage ratio less than 4 percent,
Tier 1 capital ratio less than 4 percent, or
Total capital ratio less than 8 percent.

"Significantly Undercapitalized"

Leverage ratio less than 3 percent,
Tier 1 capital ratio less than 3 percent, or
Total capital ratio less than 6 percent.

"Critically Undercapitalized"

Tangible equity to total assets less than 2 percent.

For purposes of these regulations, the term "tangible equity" includes core capital elements counted as Tier 1 capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. An institution that is classified as well-capitalized based on its capital levels may be classified as adequately capitalized, and an institution that is adequately capitalized or undercapitalized based upon its capital levels may be treated as though it were undercapitalized or significantly undercapitalized, respectively, if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment.

The Basel III Proposed Rules discussed above under "-Capital Requirements" would amend the prompt corrective action requirements in certain respects, including adding a CET1 risk-based capital ratio as one of the metrics (with a minimum of 6.5% for well-capitalized status) and increasing the Tier 1 risk-based capital ratio required at various levels (for example, from 6.0% to 8.0% for well-capitalized status).

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The bank holding company must also provide appropriate assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5.0 percent of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions failing to submit or implement an acceptable capital restoration plan are subject to appointment of a receiver or conservator.

Payment of Dividends

Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow to Regions, including cash flow to pay dividends to its stockholders and principal and interest on any of its outstanding debt, is dividends from Regions Bank. There are statutory and regulatory limitations on the payment of dividends by Regions Bank to Regions, as well as by Regions to its stockholders.

If, in the opinion of a federal bank regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal bank regulatory agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIA, an insured institution may not pay a dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "—Regulatory Remedies under the FDIA" above. Moreover, the Federal Reserve and the FDIC have issued policy statements stating that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

Payment of Dividends by Regions Bank. Under the Federal Reserve's Regulation H, Regions Bank may not, without approval of the Federal Reserve, declare or pay a dividend to Regions if the total of all dividends declared in a calendar year exceeds the total of (a) Regions Bank's net income for that year and (b) its retained net income for the preceding two calendar years, less any required transfers to additional paid-in capital or to a fund for the retirement of preferred stock.

Under Alabama law, Regions Bank may not pay a dividend in excess of 90 percent of its net earnings until the bank's surplus is equal to at least 20 percent of capital. Regions Bank is also required by Alabama law to seek the approval of the Alabama Superintendent of Banking prior to the payment of dividends if the total of all dividends declared by Regions Bank in any calendar year will exceed the total of (a) Regions Bank's net earnings for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. The statute defines net earnings as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal, state and local taxes. Regions Bank cannot, without approval from the Federal Reserve and the Alabama Superintendent of Banking, declare or pay a dividend to Regions unless Regions Bank is able to satisfy the criteria discussed above. In addition to dividend restrictions, Federal statutes also prohibit unsecured loans from banking subsidiaries to the parent company, as discussed below under "—Transactions with Affiliates".

Payment of Dividends by Regions. The payment of dividends by Regions and the dividend rate are subject to management review and approval by Regions' Board of Directors on a quarterly basis. Regions' dividend payments, as well as share repurchases, are also subject to the oversight of the Federal Reserve. Under a final rule issued by the Federal Reserve in November 2011, the dividend policies and share repurchases of a large bank holding company, such as Regions, will be reviewed by the Federal Reserve based on capital plans and stress tests as submitted by the bank holding company, and will be assessed against, among other things, the bank holding company's ability to achieve the Basel III capital ratio requirements referred to above as they are phased in by U.S. regulators. Specifically, financial institutions must maintain a Tier 1 common risk-based capital ratio greater than 5 percent, under both ordinary and adverse circumstances. The Federal Reserve will only approve capital distributions for companies whose capital plans adhere to the criteria described in the CCAR, as described above under "—Regulatory Reforms".

Support of Subsidiary Banks

Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, Regions is expected to act as a source of financial strength to, and to commit resources to support, its subsidiary bank. This support may be required at times when Regions may not be inclined to provide it. In addition, any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Transactions with Affiliates

There are various legal restrictions on the extent to which Regions and its non-bank subsidiaries may borrow or otherwise obtain funding from Regions Bank. In general, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W require that any "covered transaction" by Regions Bank (or its subsidiaries) with an affiliate that is an extension of credit must be secured by designated amounts of specified collateral and must be limited to (a) in the case of any single such affiliate, the aggregate amount of covered transactions of Regions Bank and its subsidiaries may not exceed 10 percent of the capital stock and surplus of Regions Bank, and (b) in the case of all affiliates, the aggregate amount of covered transactions of Regions Bank and its subsidiaries may not exceed 20 percent of the capital stock and surplus of Regions Bank. "Covered transactions" are defined by statute to include, among other things, a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. The Dodd-Frank Act significantly expanded the coverage and scope of the limitations on affiliate transactions within a banking organization. For example, commencing in July 2012, the Dodd-Frank Act requires that the 10% of capital limit on covered transactions begin to apply to financial subsidiaries. Commencing in July 2012, Dodd-Frank also expands the definition of a "covered transaction" to include derivatives transactions and securities lending transactions with a non-bank affiliate under which a bank (or a subsidiary) has credit exposure (with the term "credit exposure" to be defined by the Federal Reserve under its existing rulemaking authority). Collateral requirements will apply to such transactions as well as to certain repurchase and reverse repurchase agreements. All covered transactions, including certain additional transactions (such as transactions with a third party in which an affiliate has a financial interest), must be conducted on market terms. The Federal Reserve has indicated that it expects to request comment on a proposed rule in 2013 regarding the Dodd-Frank revisions to Sections 23A and 23B.

Deposit Insurance

Regions Bank accepts deposits, and those deposits have the benefit of FDIC insurance up to the applicable limits. The applicable limit for FDIC insurance for most types of accounts is $250,000. Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the insured depository institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a bank's federal regulatory agency.

Deposit Insurance Assessments. Regions Bank pays deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC. Regions' FDIC assessment rates were previously calculated based upon a combination of regulatory ratings and financial ratios. However, in February 2011, the FDIC adopted a final rule (the "New Assessment Rule"), which took effect on April 1, 2011, to revise the deposit insurance assessment system for large institutions. The New Assessment Rule creates a two scorecard system for large institutions, one for most large institutions that have more than $10 billion in assets, such as Regions Bank, and another for "highly complex" institutions that have over $50 billion in assets and are fully owned by a parent with over $500 billion in assets. Each scorecard has a performance score and a loss-severity score that are combined to produce a total score, which is translated into an initial assessment rate. In calculating these scores, the FDIC utilizes the bank's supervisory ("CAMELS") ratings as well as forward-looking financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The FDIC has the ability to make discretionary adjustments to the total score, up or down, based upon significant risk factors that are not adequately captured in the scorecard. The total score is then translated to an initial base assessment rate on a non-linear, sharply-increasing scale. For large institutions, including Regions Bank, the initial base assessment rate ranges from 5 to 35 basis points on an annualized basis (basis points representing cents per $100). After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. The potential adjustments to an institution's initial base assessment rate include (i) a potential decrease of up to 5 basis points for certain long-term unsecured debt ("unsecured debt adjustment") and (ii) (except for well-capitalized institutions with a CAMELS rating of 1 or 2) a potential increase of up to 10 basis points for brokered deposits in excess of 10% of domestic deposits ("brokered deposit adjustment"). As the DIF reserve ratio grows, the rate schedule will be adjusted downward. Additionally, the rule includes a new adjustment for depository institution debt whereby an institution will pay an additional premium equal to 50 basis points on every dollar (above 3% of an institution's Tier 1 capital) of long-term, unsecured debt held that was issued by another insured depository institution, excluding debt guaranteed under the FDIC's Temporary Liquidity Guarantee Program (TLGP). The New Assessment Rule also changed the deposit insurance assessment base from deposits to the average of consolidated total assets less the average tangible equity of the insured depository institution during the assessment period.

Regions began using the New Assessment Rule for FDIC expense calculations beginning with the second quarter of 2011. During 2011, FDIC insurance expense decreased $3 million to $217 million. Regions insurance expense further decreased by $55 million to $162 million during 2012. The level of FDIC deposit expense is expected to fluctuate over time depending on the results of the calculations using the factors discussed above.

The FDIA establishes a minimum ratio of deposit insurance reserves to estimated insured deposits, the designated reserve ratio (the "DRR"), of 1.15 percent prior to September 2020 and 1.35 percent thereafter. On December 20, 2010, the FDIC issued a final rule setting the DRR at 2 percent. Because the DRR fell below 1.15 percent as of June 30, 2008, and was expected to remain below 1.15 percent, the FDIC was required to establish and implement a restoration plan that would restore the reserve ratio to at least 1.15 percent within five years. In October 2008, the FDIC adopted such a restoration plan (the "Restoration Plan"). In February 2009, in light of the extraordinary challenges facing the banking industry, the FDIC amended the Restoration Plan to allow seven years for the reserve ratio to return to 1.15 percent. In October 2009, the FDIC passed a final rule extending the term of the Restoration Plan to eight years. This final rule also included a provision that implements a uniform three basis point increase in assessment rates, effective January 1, 2011, to help ensure that the reserve ratio returns to at least 1.15 percent within the eight year period called for by the Restoration Plan. In October 2010, the FDIC adopted a new restoration plan to ensure the DRR reaches 1.35 percent by September 2020. As part of the revised plan, the FDIC did not implement the uniform three-basis point increase in assessment rates that was scheduled to take place in January 2011. The FDIC will, at least semi-annually, update its income and loss projections for the DIF and, if necessary, propose rules to further increase assessment rates. In addition, on January 12, 2010, the FDIC announced that it would seek public comment on whether banks with compensation plans that encourage risky behavior should be charged higher deposit assessment rates than such banks would otherwise be charged. Comments were due February 18, 2010. As of February 2013, no rule has been adopted. See also "—Incentive Compensation" below.

We cannot predict whether, as a result of an adverse change in economic conditions or other reasons, the FDIC will in the future further increase deposit insurance assessment levels. For more information, see the "Deposit Administrative Fees" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" of this Annual Report on Form 10-K.

FICO Assessments. In addition, the Deposit Insurance Funds Act of 1996 authorized the Financing Corporation ("FICO") to impose assessments on DIF applicable deposits in order to service the interest on FICO's bond obligations from deposit insurance fund assessments. The amount assessed on individual institutions by FICO will be in addition to the amount, if any, paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. FICO assessment rates may be adjusted quarterly to reflect a change in assessment base. Regions Bank had a FICO assessment of $7 million in FDIC deposit premiums in 2012.

Acquisitions

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank or savings and loan association, if after such acquisition, the bank holding company will directly or indirectly own or control 5 percent or more of the voting shares of the institution; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank or savings and loan association; or (3) it may merge or consolidate with any other bank holding company. Financial holding companies and bank holding companies with consolidated assets exceeding $50 billion must (i) obtain prior approval from the Federal Reserve before acquiring certain non-bank financial companies with assets exceeding $10 billion and (ii) provide prior written notice to the Federal Reserve before acquiring direct or indirect ownership or control of any voting shares of any company having consolidated assets of $10 billion or more. Bank holding companies seeking approval to complete an acquisition must be well-capitalized and well-managed.

The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the CRA, both of which are discussed below. The Federal Reserve must also take into account the institutions' effectiveness in combating money laundering. In addition, pursuant to the Dodd-Frank Act, the BHC Act was amended to require the Federal Reserve to, when evaluating a proposed transaction, consider the extent to which the transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Depositor Preference

Under federal law, depositors and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

Incentive Compensation

Guidelines adopted by the federal banking agencies pursuant to the FDIA prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

In January 2010, the FDIC announced that it would seek public comment on whether banks with compensation plans that encourage risky behavior should be charged higher deposit assessment rates than such banks would otherwise be charged. The comment period ended in February 2010. As of February 2013, a final rule has not been adopted.

In June 2010, the Federal Reserve issued comprehensive guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The Incentive Compensation Guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In April 2011, the Federal Reserve, other federal banking agencies and the Securities and Exchange Commission jointly published proposed rulemaking designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at a covered institution, which includes a bank or bank holding company with $1 billion or more of assets, such as Regions and Regions Bank. The proposed rule (i) prohibits incentive-based compensation arrangements that encourage executive officers, employees, directors or principal shareholders to expose the institution to inappropriate risks by providing excessive compensation (based on the standards for excessive compensation adopted pursuant to the FDIA) and (ii) prohibits incentive-based compensation arrangements for executive officers, employees, directors or principal shareholders that could lead to a material financial loss for the institution. The proposed rule requires covered institutions to establish policies and procedures for monitoring and evaluating their compensation practices. Institutions with consolidated assets of $50 billion or more, such as Regions, are subject to additional restrictions on compensation arrangements for their executive officers and any other persons indentified by the institution's board of directors as having the ability to expose the institution to substantial losses. The comment period ended in May 2011, but final rules have not been adopted as of February 2013. These regulations may become effective before the end of 2013. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which we may structure compensation for our executives.

The scope and content of the U.S. banking regulators' policies on incentive compensation are continuing to develop. It cannot be determined at this time whether a final rule will be adopted and whether compliance with such a final rule will adversely affect the ability of Regions and its subsidiaries to hire, retain and motivate their key employees.

Financial Privacy

The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Community Reinvestment Act

Regions Bank is subject to the provisions of the CRA. Under the terms of the CRA, Regions Bank has a continuing and affirmative obligation consistent with safe and sound operation to help meet the credit needs of its communities, including providing credit to individuals residing in low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires each appropriate federal bank regulatory agency, in connection with its examination of a depository institution, to assess such institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. The assessment also is part of the Federal Reserve's consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, to establish a new branch office that will accept deposits or to relocate an office. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. Regions Bank received a "satisfactory" CRA rating in its most recent examination.

USA PATRIOT Act

A focus of governmental policy relating to financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA PATRIOT Act") broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers, investment advisors and insurance companies, and strengthened the ability of the U.S. Government to help prevent, detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. Regions' banking and insurance subsidiaries have augmented their systems and procedures to meet the requirements of these regulations and will continue to revise and update their policies, procedures and controls to reflect changes required by the USA PATRIOT Act and implementing regulations.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Regulation of Insurers and Insurance Brokers

Regions' operations in the areas of insurance brokerage and reinsurance of credit life insurance are subject to regulation and supervision by various state insurance regulatory authorities. Although the scope of regulation and form of supervision may vary from state to state, insurance laws generally grant broad discretion to regulatory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling of customer funds held in a fiduciary capacity. Certain of Regions' insurance company subsidiaries are subject to extensive regulatory supervision and to insurance laws and regulations requiring, among other things, maintenance of capital, record keeping, reporting and examinations.

Regulation of Residential Mortgage Loan Originators

On July 28, 2010, the Federal Reserve and other Federal bank regulatory authorities adopted a final rule on the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("S.A.F.E. Act"). Under the S.A.F.E. Act, residential mortgage loan originators employed by banks, such as Regions Bank, must register with the Nationwide Mortgage Licensing System and Registry, obtain a unique identifier from the registry, and maintain their registration. Any residential mortgage loan originator who fails to satisfy these requirements will not be permitted to originate residential mortgage loans.

Competition

All aspects of Regions' business are highly competitive. Regions' subsidiaries compete with other financial institutions located in the states in which they operate and other adjoining states, as well as large banks in major financial centers and other financial intermediaries, such as savings and loan associations, credit unions, consumer finance companies, brokerage firms, insurance companies, investment companies, mutual funds, mortgage companies and financial service operations of major commercial and retail corporations. Regions expects competition to intensify among financial services companies due to the sustained low interest rate and ongoing low-growth economic environment.

Customers for banking services and other financial services offered by Regions' subsidiaries are generally influenced by convenience, quality of service, personal contacts, price of services and availability of products. Although Regions' position varies in different markets, Regions believes that its affiliates effectively compete with other financial services companies in their relevant market areas.

Employees

As of December 31, 2012, Regions and its subsidiaries had 23,427 employees.

Available Information

Regions maintains a website at *www.regions.com*. Regions makes available on its website free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports which are filed with or furnished to the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934. These documents are made available on Regions' website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Also available on the website are Regions' (i) Corporate Governance Principles, (ii) Code of Business Conduct and Ethics, (iii) Code of Ethics for Senior Financial Officers, and (iv) the charters of its Nominating and Corporate Governance Committee, Audit Committee, Compensation Committee and Risk Committee.

Item 1A. *Risk Factors*

Risks Related to the Operation of Our Business

Our businesses have been and may continue to be adversely affected by conditions in the financial markets and economic conditions generally.

The capital and credit markets since 2008 have experienced unprecedented levels of volatility and disruption. In some cases, the markets produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength.

Dramatic declines in the housing market during recent years, with falling home prices, increased numbers of foreclosures and higher levels of unemployment and under-employment, have adversely affected the credit performance of real estate-related loans and resulted in, and may continue to result in, significant write-downs of asset values by us and other financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including financial institutions.

Although the economic slowdown that the United States experienced has begun to reverse and the markets have generally improved, business activities across a wide range of industries continue to face serious difficulties due to the lack of consumer spending and demand. Continued weakness in or a worsening of business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse effects on our business:

- A decrease in the demand for, or the availability of, loans and other products and services offered by us;
- A decrease in the value of our loans held for sale or other assets secured by consumer or commercial real estate;
- An impairment of certain intangible assets, such as goodwill;
- A decrease in interest income from variable rate loans, due to declines in interest rates; and
- An increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provisions for loan losses, and valuation adjustments on loans held for sale.

Overall, during the past several years, the general business environment has had an adverse effect on our business. Although the general business environment has shown some improvement, there can be no assurance that it will continue to improve. Additionally, the improvement of certain economic indicators, such as real estate asset values and rents and unemployment, may vary between geographic markets and may continue to lag behind improvement in the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly than other economic sectors. For example, improvements in commercial real estate fundamentals typically lag broad economic recovery by twelve to eighteen months. Our clients include entities active in the real estate and financial services industries. Furthermore, financial services companies with a substantial lending business, like ours, are dependent upon the ability of their borrowers to make debt service payments on loans. If economic conditions worsen or remain volatile, our business, financial condition and results of operations could be materially adversely affected. Concerns about the European Union's sovereign debt and the future of the euro have also caused uncertainty for financial markets globally. Such risks could indirectly affect us by affecting our hedging or other counterparties, as well as our customers with European businesses or assets denominated in the euro or companies in our markets with European businesses or affiliates.

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities during 2012 were checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets were loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Our operations are concentrated in the Southeastern United States, and adverse changes in the economic conditions in this region can adversely affect our performance and credit quality.

Our operations are concentrated in the Southeastern United States, particularly in the states of Alabama, Arkansas, Georgia, Florida, Louisiana, Mississippi and Tennessee. As a result, local economic conditions in the Southeastern United States can significantly affect the demand for the products offered by Regions Bank (including real estate, commercial and construction loans), the ability of borrowers to repay these loans and the value of the collateral securing these loans. Since 2008, the national real estate market has experienced a significant decline in value, and the value of real estate in the Southeastern United States in particular declined significantly more than real estate values in the United States as a whole. This decline has had an adverse impact on some of our borrowers and on the value of the collateral securing many of our loans. This decline may continue to affect borrowers and collateral values, which could adversely affect our currently performing loans, leading to future delinquencies or defaults and increases in our provision for loan losses. Further or continued adverse changes in these economic conditions could materially adversely affect our business, results of operations or financial condition.

Hurricanes and other weather-related events, as well as man-made disasters, could cause a disruption in our operations or other consequences that could have an adverse impact on our results of operations.

A significant portion of our operations are located in the areas bordering the Gulf of Mexico and the Atlantic Ocean, regions that are susceptible to hurricanes, or in areas of the Southeastern United States that are susceptible to tornadoes and other severe weather events. Such weather events can cause disruption to our operations and could have a material adverse effect on our overall results of operations. We maintain hurricane insurance, including coverage for lost profits and extra expense; however, there is no insurance against the disruption that a catastrophic hurricane could produce to the markets that we serve. Further, a hurricane or severe tornado in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely affect the value of any collateral held by us. Man-made disasters and other events connected with the Gulf of Mexico or Atlantic Ocean, such as the 2010 Gulf oil spill, could have similar effects. Some of the states in which we operate have in recent years experienced extreme droughts. The severity and impact of future hurricanes, severe tornadoes, droughts and other weather-related events are difficult to predict and may be exacerbated by global climate change. The effects of past or future hurricanes, severe tornadoes, droughts and other weather-related events, as well as man-made disasters, could have a material adverse effect on our business, financial condition or results of operations.

Continued weakness in the residential real estate markets could adversely affect our performance.

As of December 31, 2012, consumer residential real estate loans represented approximately 33.5 percent of our total loan portfolio. This portion of our loan portfolio has been under pressure for several years as disruptions in the financial markets and the deterioration in housing markets and general economic conditions have caused a decline in home values, real estate market demand and the credit quality of borrowers. Any further declines in home values would adversely affect the value of collateral securing the residential real estate that we hold, as well as the volume of loan originations and the amount we realize on sale of real estate loans. These factors could result in higher delinquencies and greater charge-offs in future periods, which could materially adversely affect our business, financial condition or results of operations.

Continued weakness in the commercial real estate markets could adversely affect our performance.

Facing continuing pressure from reduced asset values, high vacancy rates and reduced rents, the fundamentals within the commercial real estate sector also remain weak. As of December 31, 2012, approximately 10.4 percent of our loan portfolio consisted of investor real estate loans. The properties securing income-producing investor real estate loans are typically not fully leased at the origination of the loan. The borrower's ability to repay the loan is instead dependent upon additional leasing through the life of the loan or the borrower's successful operation of a business. Weak economic conditions may impair a borrower's business operations and typically slow the execution of new leases. Such economic conditions may also lead to existing lease turnover. As a result of these factors, vacancy rates for retail, office and industrial space may remain at elevated levels in 2013. High vacancy rates could result in rents falling further over the next several quarters. The combination of these factors could result in further deterioration in the fundamentals underlying the commercial real estate market and the deterioration in value of some of our loans. Any such deterioration could adversely affect the ability of our borrowers to repay the amounts due under their loans. As a result, our business, results of operations or financial condition may be materially adversely affected.

If we experience greater credit losses in our loan portfolios than anticipated, our earnings may be materially adversely affected.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for estimated credit losses based on a number of factors. Our management periodically determines the allowance for loan losses based on available information, including the quality of the loan portfolio, economic conditions, the value of the underlying collateral and the level of non-accrual loans. Increases in this allowance will result in an expense for the period, thereby reducing our reported net income. If, as a result of general economic conditions, a decrease in asset quality or growth in the loan portfolio, our management determines that additional increases in the allowance for loan losses are necessary, we may incur additional expenses which will reduce our net income, and our business, results of operations or financial condition may be materially adversely affected.

Although our management will establish an allowance for loan losses it believes is appropriate to absorb probable and reasonably estimable losses in our loan portfolio, this allowance may not be adequate. In particular, if a hurricane or other natural disaster were to occur in one of our principal markets or if economic conditions in those markets were to deteriorate unexpectedly, additional loan losses not incorporated in the existing allowance for loan losses may occur. Losses in excess of the existing allowance for loan losses will reduce our net income and could adversely affect our business, results of operations or financial condition, perhaps materially.

In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to non-accrual loans and to real estate acquired through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items. These adjustments could materially adversely affect our business, results of operations or financial condition.

Risks associated with home equity products where we are in a second lien position could materially adversely affect our performance.

Home equity products, particularly those where we are in a second lien position, and particularly those in certain geographic areas, may carry a higher risk of non-collection than other loans. Home equity lending includes both home equity loans and lines of credit. Of our $11.8 billion home equity portfolio at December 31, 2012, approximately $10.4 billion were home equity lines of credit and $1.4 billion were closed-end home equity loans (primarily originated as amortizing loans). This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home. Real estate market values at the time of origination directly affect the amount of credit extended, and, in addition, past and future changes in these values impact the depth of potential losses. Second lien position lending carries higher credit risk because any decrease in real estate pricing may result in the value of the collateral being insufficient to cover the second lien after the first lien position has been satisfied. We have realized higher levels of charge-offs on second lien positions, particularly in the state of Florida, where real estate valuations have been depressed over the past several years. As of December 31, 2012, approximately $6.2 billion of our home equity lines and loans were in a second lien position (approximately $2.4 billion in Florida).

We are unable to track payment status on first liens held by another institution, including payment status related to loan modifications. When our second lien position becomes delinquent, an attempt is made to contact the first lien holder and inquire as to the payment status of the first lien. However, we do not continuously monitor the payment status of the first lien position. Short sale offers and settlement agreements are often received by the home equity junior lien holders well before the loan balance reaches the delinquency threshold for charge-off consideration, potentially resulting in a full balance payoff/charge-off. We are presently monitoring the status of all first lien position loans that we own or service and also own a second lien, and we are taking appropriate action when delinquent. During 2012, we evaluated a means to monitor non-Regions-serviced first liens using a third-party service provider and found that the delinquency rates were not material. As of December 31, 2012, none of our home equity lines of credit have converted to mandatory amortization under the contractual terms. The majority of home equity lines of credit will either mature with a balloon payment or convert to amortizing status after fiscal year 2020.

Industry competition may have an adverse effect on our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive environment. Certain of our competitors are larger and have more resources than we do, enabling them to be more aggressive than us in competing for loans and deposits. In our market areas, we face competition from other commercial banks, savings and loan associations, credit unions, Internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of our non-bank competitors are not subject to the same extensive regulations that govern Regions or Regions Bank and, therefore, may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes, such as the repeal in 2011 of all federal prohibitions on the payment by depository institutions of interest on demand deposit accounts and the repeal in 2010 of all prohibitions on interstate branching by depository institutions. Should competition in the financial services industry intensify, our ability to effectively market our products and services and to retain or compete for new business may be adversely affected. Consequently, our business, financial condition or results of operations may also be adversely affected, perhaps materially.

Rapid and significant changes in market interest rates may adversely affect our performance.

Fluctuations in interest rates may adversely impact our business. Our profitability depends to a large extent on our net interest income, which is the difference between the interest income received on interest-earning assets (primarily loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (primarily deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities which, in turn, are impacted by external factors such as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve System (the "FOMC") and market interest rates.

The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven primarily by the FOMC's actions. However, the yields generated by our loans and securities are typically driven by longer-term interest rates, which are set by the market through benchmark interest rates such as the London Interbank Offered Rates ("LIBOR") or, at times, the FOMC's actions, and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, our net interest income may decline and, with it, a decline in our earnings may occur. Our net interest income and earnings would be similarly affected if the interest rates on our interest-earning assets declined at a faster pace than the interest rates on our interest-bearing liabilities. In particular, short-term interest rates are currently very low by historical standards, with many benchmark rates, such as the federal funds rate and the one- and three-month LIBOR near zero. These low rates have reduced our cost of funding which has caused our net interest margin to increase.

Our current one-year interest rate sensitivity position is moderately asset sensitive, meaning that an immediate or gradual increase in interest rates would likely have a positive cumulative impact on Regions' twelve-month net interest income. Alternatively, an immediate or gradual decrease in rates over a twelve-month period would likely have a negative impact on twelve-month net interest income.

An increasing interest rate environment would also increase debt service requirements for some of our borrowers. Such increases may adversely affect those borrowers' ability to pay as contractually obligated and could result in additional delinquencies or charge-offs. Our results of operations and financial condition may be adversely affected as a result.

For a more detailed discussion of these risks and our management strategies for these risks, see the "Net Interest Income and Margin," "Market Risk – Interest Rate Risk" and "Securities" sections of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" of this Annual Report on Form 10-K.

Obligations currently rated below investment grade as well as possible future reductions in our credit ratings may increase our funding costs, place limitations on business activities related to providing credit support to customers, or contribute to ineffective liquidity management.

The major rating agencies regularly evaluate us and their ratings are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. From 2008 through 2010, all of the major ratings agencies downgraded Regions' and Regions Bank's credit ratings and many issued negative outlooks. Negative watch, negative outlook or other similar terms mean that a future downgrade is possible. From August 2011 through October 2012, however, four major rating agencies, Standard & Poor's (S&P), Fitch Ratings (Fitch), Moody's Investor Services (Moody's) and Dominion Bond Rating Service (DBRS), upwardly revised their outlook of Regions from negative to stable and/or positive reflecting the Company's continued improvement in earnings performance, core capital position, and maintenance of a strong liquidity profile. Subsequent to the upward revision on their outlook, in March 2012, S&P upgraded the credit ratings of Regions and Regions Bank (including an upgrade of Regions' senior debt rating from BB+ to BBB-) following Regions' March 2012 stock offering and redemption of 3.5 million shares of Series A preferred stock issued to the U.S. Treasury. Additionally, in March 2012 Fitch conducted a global review of securities impacted in part by capital requirements set forth in Basel III as well as Fitch's view regarding the likelihood of sovereign support. The review resulted in a downgrade of Regions' junior subordinated debt rating from BB to B+. In December 2012, Moody's upgraded Regions' senior debt ratings from Ba3 to Ba1, citing declining net charge-offs and loan delinquencies, as well as enhancements to the risk management structure. Currently, Regions' senior debt ratings are Ba1, BBB-, BBB- and BBB by Moody's, S&P, Fitch and DBRS, respectively.

In general, ratings agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix and level and quality of earnings, and we may not be able to maintain our current credit ratings. The ratings assigned to Regions and Regions Bank remain subject to change at any time, and it is possible that any ratings agency will take action to downgrade Regions, Regions Bank or both in the future.

Additionally, ratings agencies may also make substantial changes to their ratings policies and practices which may affect our credit ratings. In the future, changes to existing ratings guidelines and new ratings guidelines may, among other things, adversely affect the ratings of our securities or other securities in which we have an economic interest.

Regions' credit ratings can have negative consequences that can impact our ability to access the debt and capital markets, as well as reduce our profitability through increased costs on future debt issuances. Specifically, when Regions was downgraded below investment grade status, we became unable to reliably access the short-term unsecured funding markets, which caused us to hold more cash and liquid investments to meet our on-going cash needs. Such actions reduced our profitability as these liquid investments earned a lower return than other assets, such as loans. Regions' liquidity policy requires that we maintain a minimum cash requirement that is the greater of the next two years of corporate dividend payments and debt service and maturities less the next one year of bank dividends, or the next one year of corporate dividend payments and debt service and maturities. The current working limit does not allow the minimum cash requirement to fall below $500 million. The conservative nature of this policy helps protect us against the costs of unexpected adverse funding environments. Future issuances of debt could cost Regions more in interest costs were such debt to be issued at our current debt rating. Any future downgrades would further increase the interest costs associated with potential future borrowings, the cost of which cannot be estimated due to the uncertainty of future issuances in terms of amount and priority.

Additionally, at the time Regions was downgraded to below investment grade, certain counterparty contracts were required to be renegotiated, resulting in additional collateral postings of approximately $200 million. Refer to Note 20, "Derivative Financial Instruments and Hedging Activities, Contingent Features" to the consolidated financial statements of this Annual Report on Form 10-K for the fair value of contracts subject to contingent credit features and the collateral postings associated with such contracts. Future downgrades could require Regions to post additional collateral. While the exact amount of additional collateral is unknown, it is reasonable to conclude that Regions may be required to post approximately an additional $200 million related to existing contracts with contingent credit features. In early 2013, as a result of the ratings upgrades that occurred during 2012, approximately $70 million of this additional collateral has been returned to Regions. If due to future downgrades, we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered. Regions believes that this market risk exposure would be immaterial to its consolidated financial position, liquidity and results of operations.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2012, we had $4.8 billion of goodwill and $345 million of other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of our common stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If the fair value of our net assets improves at a faster rate than the market value of our reporting units, or if we were to experience increases in book values of a reporting unit in excess of the increase in fair value of equity, we may also have to take charges related to the impairment of our goodwill. If we were to conclude that a future write-down of our goodwill and other intangible assets is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations. A goodwill impairment charge is a non-cash item that does not have an adverse impact on regulatory capital.

Identifiable intangible assets other than goodwill consist of core deposit intangibles, purchased credit card relationship assets, and customer relationship employment assets. Adverse events or circumstances could impact the recoverability of these intangible assets including loss of core deposits, significant losses of credit card accounts and/or balances, increased competition or adverse changes in the economy. To the extent these intangible assets are deemed unrecoverable, a non-cash impairment charge would be recorded.

The value of our deferred tax assets could adversely affect our operating results and regulatory capital ratios.

As of December 31, 2012, Regions had approximately $763 million in net deferred tax assets, of which $35 million was disallowed when calculating regulatory capital. Our deferred tax assets are subject to an evaluation of whether it is more likely than not that they will be realized for financial statement purposes. In making this determination, we consider all positive and negative evidence available including the impact of recent operating results as well as potential carryback of tax to prior years' taxable income, reversals of existing taxable temporary differences, tax planning strategies and projected earnings within the statutory tax loss carryover period. We have determined that the deferred tax assets are more likely than not to be realized at December 31, 2012 (except for $70 million related to state deferred tax assets for which we have established a valuation allowance). If we were to conclude that a significant portion of our deferred tax assets were not more likely than not to be realized, the required valuation allowance could adversely affect our financial position, results of operations and regulatory capital ratios.

Changes in the soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Furthermore, although we do not hold any European sovereign debt, we may do business with and be exposed to financial institutions that have been affected by the recent European sovereign debt crisis. As a result, defaults by, or even mere speculation about, one or more financial services companies, or the financial services industry generally, may lead to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated if the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We are unable to make assurances that any such losses would not materially and adversely affect our business, financial condition or results of operations.

Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect our ability to attract and retain our highest performing employees.

In April 2011, the Federal Reserve, other federal banking agencies and the Securities and Exchange Commission jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1 billion or more of assets, such as

Regions and Regions Bank. It cannot be determined at this time whether or when a final rule will be adopted and whether compliance with such a final rule will substantially affect the manner in which we structure compensation for our executives and other employees. Depending on the nature and application of the final rules, we may not be able to successfully compete with certain financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees. If this were to occur, our business, financial condition and results of operations could be adversely affected, perhaps materially.

Maintaining or increasing market share may depend on market acceptance and regulatory approval of new products and services.

Our success depends, in part, on the ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and noninterest income from fee-based products and services. In addition, the widespread adoption of new technologies could require us to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We need to stay current on technological changes in order to compete and meet customer demands.

The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and may enable us to reduce costs. Our future success may depend, in part, on our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in our operations. Some of our competitors have substantially greater resources to invest in technological improvements than we currently have. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition or results of operations, may be adversely affected.

Our customers may pursue alternatives to bank deposits which could force us to rely on relatively more expensive sources of funding.

We may experience an outflow of deposits because customers seek investments with higher yields or greater financial stability, prefer to do business with our competitors, or otherwise. This outflow of deposits could force us to rely more heavily on borrowings and other sources of funding to fund our business and meet withdrawal demands, thereby adversely affecting our net interest margin. We may also be forced, as a result of any outflow of deposits, to rely more heavily on equity to fund our business, resulting in greater dilution of our existing shareholders. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to a variety of operational risks, environmental, legal and compliance risks, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action. Actual or alleged conduct by Regions can also result in negative public opinion about our other businesses. Negative public opinion could also affect our credit ratings, which are important to our access to unsecured wholesale borrowings.

If personal, non-public, confidential or proprietary information of customers in our possession were to be misappropriated, mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, erroneously providing such information to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or the interception or inappropriate acquisition of such information by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in our diminished ability to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition or results of operations, perhaps materially.

We are subject to a variety of systems failure and cyber-security risks that could adversely affect our business and financial performance.

Failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers, including as a result of cyber attacks, could disrupt our businesses or the businesses of our customers, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. As a large financial institution, we depend on our ability to process, record and monitor a large number of customer transactions on a continuous basis. As customer, public and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be sudden increases in customer transaction volume; electrical or telecommunications outages; natural disasters such as earthquakes, tornadoes and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and, as described below, cyber attacks. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our businesses and customers.

Information security risks for large financial institutions such as Regions have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties. As noted above, our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use personal smartphones, tablet PCs, and other mobile devices that are beyond our control systems. Although we believe that we have robust information security procedures and controls, our technologies, systems, networks and our customers' devices may be the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of Regions' or our customers' confidential, proprietary and other information. Additionally, cyber attacks, such as denial of service attacks, hacking or terrorist activities, could disrupt Regions' or our customers' or other third parties' business operations. For example, in October 2012 and December 2012, a group launched denial of service attacks against a number of large financial services institutions. Regions was targeted by this group in October and December. These events did not result in a breach of Regions' client data, and account information remained secure; however, the attacks did adversely affect the performance of Regions Bank's website, www.regions.com, and, in some instances, prevented customers from accessing Regions Bank's secure websites for consumer and commercial applications. The October event was resolved within approximately one day. The December events occurred over multiple days, but each individual event was of a shorter duration than the October event and was promptly resolved. In all cases, the attacks primarily resulted in inconvenience; however, future cyber attacks could be more disruptive and damaging, and Regions may not be able to anticipate or prevent all such attacks.

Third parties with which we do business or that facilitate our business activities could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

Our risk and exposure to cyber attacks and other information security breaches remain heightened because of, among other things, the evolving nature of these threats and the prevalence of Internet and mobile banking. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks or security breaches of the networks, systems or devices that our customers use to access our products and services, could result in customer attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs and/or additional compliance costs, any of which could materially adversely affect our business, results of operations or financial condition.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. While we have selected these third party vendors carefully, we do not control their actions. Any problems caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, or failure of a vendor to provide services for any reason or poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third party vendor could also hurt our operations if those difficulties interfere with the vendor's ability to serve us. Replacing these third party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors if made available. If this information is inaccurate, we may be subject to regulatory action, reputational harm or other adverse effects with respect to the operation of our business, our financial condition and our results of operations.

We are exposed to risk of environmental liability when we take title to property.

In the course of our business, we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition or results of operations could be adversely affected.

Our reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.

Our accounting policies and assumptions are fundamental to our reported financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in us reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our reported financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; fair value measurements; intangible assets; mortgage servicing rights; and income taxes. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on our goodwill, other intangible assets or deferred tax asset balances; or significantly increase our accrued income taxes.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

From time to time, the Financial Accounting Standards Board (the "FASB") and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements. For example, on December 20, 2012, the FASB issued for public comment a Proposed Accounting Standards Update, *Financial Instruments – Credit Losses* (Subtopic 825-15), that would substantially change the accounting for credit losses on loans and other financial assets held by banks, financial institutions and other organizations. The proposal would remove the existing "probable" threshold in GAAP for recognizing credit losses and instead require affected reporting companies to reflect their estimate of credit losses on financial assets over the lifetime of each such asset, broadening the range of information that must be considered in measuring the allowance for expected credit losses. This proposal, if adopted as proposed, will likely have a negative impact, potentially material, on Regions' reported earnings and capital and could also have an impact on Regions Bank's lending to the extent that higher reserves are required at the inception of a loan based on recent loan loss experience.

Risks Arising From the Legal and Regulatory Framework in which Our Business Operates

Increased litigation could result in legal liability and damage to our reputation.

We and certain of our subsidiaries have been named from time to time as defendants in various class actions and other litigation relating to their business and activities. Past, present and future litigation have included or could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We and certain of our subsidiaries are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our and their business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

In addition, in recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders.

Substantial legal liability or significant regulatory action against us or our subsidiaries could materially adversely affect our business, financial condition or results of operations or cause significant harm to our reputation. Additional information relating to litigation affecting Regions and our subsidiaries is discussed in Note 23 "Commitments, Contingencies and Guarantees" to the consolidated financial statements of this Annual Report on Form 10-K.

We may face significant claims for indemnification in connection with our sale of Morgan Keegan in 2012.

On January 11, 2012, Regions entered into a stock purchase agreement to sell Morgan Keegan and related affiliates to Raymond James Financial, Inc. ("Raymond James"). The transaction closed on April 2, 2012. In connection with the closing of the sale, Regions agreed to indemnify Raymond James for all litigation and certain other matters related to pre-closing activities of Morgan Keegan. Indemnifiable losses under the indemnification provision include legal and other expenses, such as costs for defense, judgments, settlements and awards associated with the resolution of litigation related to pre-closing activities. As of December 31, 2012 the carrying value of the indemnification obligation is approximately $345 million. This amount reflects an estimate of liability, and actual liabilities can potentially be higher than amounts reserved. The amount of liability that we may ultimately incur from indemnification claims may have an adverse impact, perhaps materially, on our results of operations.

We are subject to extensive governmental regulation, which could have an adverse impact on our operations.

The banking industry is extensively regulated and supervised under both federal and state law. Regions and Regions Bank are subject to the regulation and supervision of the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau and the Superintendent of Banking of the State of Alabama. These regulations are intended primarily to protect depositors, the public and the FDIC insurance fund, and not our shareholders. These regulations govern a variety of matters, including certain debt obligations, changes in control of bank holding companies and state-chartered banks, maintenance of adequate capital by bank holding companies and state-chartered banks, and general business operations and financial condition of Regions and Regions Bank (including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum interest rate that may be charged by law). Additionally, all of our non-bank subsidiaries are subject to oversight by the Federal Reserve, and certain of our other subsidiaries are subject to regulation, supervision and examination by other regulatory authorities, such as state insurance departments.

As a result, we are subject to changes in federal and state law, as well as regulations and governmental policies, income tax laws and accounting principles. Regulations affecting banks and other financial institutions are undergoing continuous review and frequently change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us, Regions Bank and our subsidiaries. Any changes in any federal and state law, as well as regulations and governmental policies, income tax laws and accounting principles, could affect us in substantial and unpredictable ways, including ways which may adversely affect our business, financial condition or results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could adversely affect our business, financial condition or results of operations. Our regulatory position is discussed in greater detail under the "Bank Regulatory Capital Requirements" section and associated Capital Ratios table of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" of this Annual Report on Form 10-K.

Recent legislation regarding the financial services industry may have a significant adverse effect on our operations and financial condition.

The Dodd-Frank Act became law in July 2010. Many of the provisions of the Dodd-Frank Act will directly affect our ability to conduct our business including:

- Imposition of higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, and numerous other requirements on "systemically significant institutions," including all bank holding companies with assets of at least $50 billion (which includes Regions);
- Establishment of the Financial Stability Oversight Council to identify and impose additional regulatory oversight of large financial firms;
- Imposition of additional costs and fees, including fees to be set by the Federal Reserve and charged to "systemically significant institutions" to cover the cost of regulating such institutions and any FDIC assessment made to cover the costs of any regular or special examination of Regions or its affiliates;
- Establishment of the Consumer Financial Protection Bureau with broad authority to implement new consumer protection regulations and to examine and enforce compliance with federal consumer laws;
- Application to bank holding companies of regulatory capital requirements similar to those applied to banks, which requirements exclude, on a phase-out basis, all trust preferred securities and cumulative preferred stock from Tier 1 capital; and
- Establishment of new rules and restrictions regarding the origination of mortgages.

Many of the provisions of the Dodd-Frank Act became effective in July 2011, on the one-year anniversary of its enactment. However, a number of these other provisions still require extensive rulemaking, guidance and interpretation by regulatory authorities and have extended implementation periods and delayed effective dates. Accordingly, in some respects, the ultimate impact of the Dodd-Frank Act and its effect on Regions and the U.S. financial system generally may not be known for some time.

The provisions of the Dodd-Frank Act and any future rules adopted to implement those provisions as well as any additional legislative or regulatory changes may impact the profitability of our business activities and costs of operations, require that we change certain of our business practices, materially affect our business model or affect retention of key personnel, require us to raise additional regulatory capital, including additional Tier 1 capital, and could expose us to additional costs (including increased compliance costs). These and other changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition.

Increases in FDIC insurance premiums may adversely affect our earnings.

Our deposits are insured by the FDIC up to legal limits and, accordingly, we are subject to FDIC deposit insurance assessments. We generally cannot control the amount of premiums we will be required to pay for FDIC insurance. High levels of bank failures over the past several years and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put pressure on the Deposit Insurance Fund ("DIF"). In order to maintain a strong funding position and restore the reserve ratios of the DIF, the FDIC increased assessment rates on insured institutions, charged a special assessment to all insured institutions as of June 30, 2009, and required banks to prepay three years' worth of premiums on December 30, 2009. If there are additional financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels, or the FDIC may charge additional special assessments. Further, the FDIC increased the DIF's target reserve ratio to 2.0 percent of insured deposits following the Dodd-Frank Act's elimination of the 1.5 percent cap on the DIF's reserve ratio. Additional increases in our assessment rate may be required in the future to achieve this targeted reserve ratio. These increases in deposit assessments and any future increases, required prepayments or special assessments of FDIC insurance premiums may adversely affect our business, financial condition or results of operations.

Additionally, in February 2011, pursuant to the Dodd-Frank Act, the FDIC amended its regulations regarding assessment for federal deposit insurance to base such assessments on the average total consolidated assets of the insured institution during the assessment period, less the average tangible equity of the institution during the assessment period. The FDIC also adopted a revised risk-based assessment calculation in February 2011. In January 2010, the FDIC proposed a rule tying assessment rates of FDIC insured institutions to the institution's employee compensation programs. Comments were due on February 18, 2010, but as of February 2013, no final rule has been adopted. The exact nature and cumulative effect of these recent changes are not yet known, but they may increase the amount of premiums we must pay for FDIC insurance. Any such increases may adversely affect our business, financial condition or results of operations.

We may be subject to more stringent capital requirements.

Regions and Regions Bank are each subject to capital adequacy and liquidity guidelines and other regulatory requirements specifying minimum amounts and types of capital that must be maintained. From time to time, the regulators implement changes to these regulatory capital adequacy and liquidity guidelines. If we fail to meet these minimum capital and liquidity guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. In light of proposed changes to regulatory capital requirements contained in the Dodd-Frank Act and the Federal Reserve's proposed rules implementing regulatory accords on international banking institutions formulated as part of the Basel Committee III process, we expect to be required to satisfy additional, more stringent, capital adequacy and liquidity standards. We may also be required to satisfy additional, more stringent capital adequacy and liquidity standards than those specified as part of the Dodd-Frank Act and the Federal Reserve's proposed rules implementing Basel III, or comply with the requirements of these standards earlier than might otherwise be required, in order to successfully comply with the capital planning and stress test rules and guidance issued by the Federal Reserve. The ultimate impact of the new capital and liquidity standards on us cannot be determined at this time and will depend on a number of factors, including the treatment and implementation by the U.S. banking regulators. These requirements, however, and any other new regulations, could adversely affect our ability to pay dividends, or could require us to reduce business levels or to raise capital, including in ways that may adversely affect our financial condition or results of operations. For more information concerning our compliance with capital and liquidity requirements, see the "Bank Regulatory Capital Requirements" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" of this Annual Report on Form 10-K.

Unfavorable results from ongoing stress analyses conducted on Regions may adversely affect our ability to retain customers or compete for new business opportunities.

Under the final rules discussed under "Regulatory Reforms – *Federal Reserve's Comprehensive Capital Analysis and Review*" in the "Supervision and Regulation" section of Item 1. of this Annual Report on Form 10-K, the Federal Reserve conducts an annual stress analysis of Regions to evaluate our ability to absorb losses in various economic and financial scenarios. This stress analysis uses three economic and financial scenarios generated by the Federal Reserve, including adverse and severely adverse scenarios. The rules also require us to conduct our own semi-annual stress analysis to assess the potential impact on Regions, including our consolidated earnings, losses and capital, under each of the economic and financial scenarios used as part of the Federal Reserve's annual stress analysis. A summary of the results of certain aspects of the Federal Reserve's annual stress analysis is released publicly and contains bank holding company specific information and results. The rules also require us to disclose publicly a summary of the results of our semi-annual stress analyses, and Regions Banks' annual stress analyses, under the severely adverse scenario.

Although the stress tests are not meant to assess our current condition, and even if we remain strong, stable and well capitalized, we cannot predict our customers' potential misinterpretation of, and adverse reaction to, the results of these stress tests. Any potential misinterpretations and adverse reactions could limit our ability to attract and retain customers or to effectively compete for new business opportunities. The inability to attract and retain customers or effectively compete for new business may have a material and adverse effect on our business, financial condition or results of operations.

Additionally, our regulators may require us to raise additional capital or take other actions, or may impose restrictions on our business, based on the results of the stress tests, including rejecting or requiring revisions to our annual capital plan submitted in connection with the Comprehensive Capital Analysis and Review. We may not be able to raise additional capital if required to do so, or may not be able to do so on terms which are advantageous to Regions or its current shareholders. Any such capital raises, if required, may also be dilutive to our existing shareholders.

If an orderly liquidation of a systemically important bank holding company or non-bank financial company were triggered, we could face assessments for the Orderly Liquidation Fund.

The Dodd-Frank Act creates a new mechanism, the OLA, for liquidation of systemically important bank holding companies and non-bank financial companies. The OLA is administered by the FDIC and is based on the FDIC's bank resolution model. The Secretary of the U.S. Treasury may trigger a liquidation under this authority only after consultation with the President of the United States and after receiving a recommendation from the boards of the FDIC and the Federal Reserve upon a two-thirds vote. Liquidation proceedings will be funded by the Orderly Liquidation Fund, which will borrow from the U.S. Treasury and impose risk-based assessments on covered financial companies. Risk-based assessments would be made, first, on entities that received more in the resolution than they would have received in the liquidation to the extent of such excess, and second, if necessary, on, among others, bank holding companies with total consolidated assets of $50 billion or more, such as Regions. Any such assessments may adversely affect our business, financial condition or results of operations.

Risks Related to Our Capital Stock

The market price of shares of our capital stock will fluctuate.

The market price of our capital stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may be affected by:

- Our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;
- Operating results that vary from the expectations of management, securities analysts and investors;
- Our creditworthiness;
- Developments in our business or in the financial sector generally;
- Regulatory changes affecting our industry generally or our business and operations;
- The operating and securities price performance of companies that investors consider to be comparable to us;

- Announcements of strategic developments, acquisitions and other material events by us or our competitors;
- Expectations of or actual equity dilution;
- Whether we declare or fail to declare dividends on our capital stock from time to time;
- The ratings given to our securities by credit-rating agencies;
- Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and
- Changes in global financial markets, global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock markets in general (and our common stock in particular) have shown considerable volatility in the recent past. The market price of our capital stock, including our common stock and depositary shares representing fractional interests in our preferred stock, may continue to be subject to similar fluctuations unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our capital stock.

Our capital stock is subordinate to our existing and future indebtedness.

Our capital stock, including our common stock and depositary shares representing fractional interests in our preferred stock, ranks junior to all of Regions' existing and future indebtedness and Regions' other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation. As of December 31, 2012, Regions' total liabilities were approximately $105.8 billion, and we may incur additional indebtedness in the future to increase our capital resources. Additionally, if our capital ratios or the capital ratios of Regions Bank fall below the required minimums, we or Regions Bank could be forced to raise additional capital by making additional offerings of debt securities, including medium-term notes, senior or subordinated notes or other applicable securities.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our stockholders and principal and interest on our outstanding debt, is dividends from Regions Bank. There are statutory and regulatory limitations on the payment of dividends by Regions Bank to us, as well as by us to our stockholders. Regulations of both the Federal Reserve and the State of Alabama affect the ability of Regions Bank to pay dividends and other distributions to us and to make loans to us. If Regions Bank is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make dividend payments to our common and preferred stockholders or principal and interest payments on our outstanding debt. See the "Stockholders' Equity" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" of this Annual Report on Form 10-K. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our capital stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At December 31, 2012, our subsidiaries' total deposits and borrowings were approximately $98.8 billion.

We may not pay dividends on shares of our capital stock.

Holders of shares of our capital stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

On November 1, 2012, Regions completed the sale of 20 million depositary shares each representing a 1/40th ownership interest in a share of its 6.375% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred Stock"), with a liquidation preference of $1,000 per share of Series A Preferred Stock (equivalent to $25 per depositary share). Dividends on the Series A Preferred Stock are discretionary and are not cumulative. If our Board of Directors does not declare a dividend on the Series A Preferred Stock in respect of a quarterly dividend period, then no dividend shall be deemed to have accrued for such dividend period, no dividend shall be payable on the applicable dividend payment date or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our Board of Directors declares a dividend on the Series A Preferred Stock or any other class or series of our capital stock for any future dividend period.

Furthermore, the terms of the Series A Preferred Stock prohibit Regions from declaring or paying any dividends on any junior series of its capital stock, including its common stock, or from repurchasing, redeeming or acquiring such junior stock, unless Regions has declared and paid full dividends on the Series A Preferred Stock for the most recently completed dividend period. Additionally, the terms of Regions' outstanding junior subordinated debt securities prohibit it from declaring or paying any dividends or distributions on Regions' capital stock, or purchasing, acquiring or making a liquidation payment on such stock, if Regions has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Regions is also subject to statutory and regulatory limitations on its ability to pay dividends on its capital stock. For example, it is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition. Moreover, the Federal Reserve will closely scrutinize any dividend payout ratios exceeding 30 percent of after-tax net income. Additionally, while the impact of many of its provisions are not yet known, the Dodd-Frank Act requires federal banking agencies to establish more stringent risk-based capital guidelines and leverage limits applicable to banks and bank holding companies, and especially those institutions with consolidated assets equal to or greater than $50 billion. In August 2012, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency jointly published three proposed rules that would substantially revise the federal banking agencies' current capital rules and implement the Basel Committee on Banking Supervision's December 2010 regulatory capital reforms, known as Basel III. The proposed rules, if adopted as proposed, could adversely affect our ability to pay dividends, or may result in additional limitations on our ability to pay dividends on shares of our capital stock.

Pursuant to rules adopted in November 2011, the Federal Reserve has required bank holding companies with $50 billion or more of total consolidated assets, such as Regions, to submit annual capital plans to the Federal Reserve for review before they can make capital distributions such as dividends. The Federal Reserve did not object to Regions' capital plan that was submitted in January 2012; however, if the Federal Reserve does not approve any subsequent Regions' capital plan, Regions may not be able to declare dividends.

Our management and Board of Directors, as part of the capital planning process, will continue to evaluate the payment of dividends in conjunction with our regulatory supervisors, and subject to applicable regulations and other limitations, as well as Regions' results of operations.

Anti-takeover laws and certain agreements and charter provisions may adversely affect share value.

Certain provisions of state and federal law and our certificate of incorporation may make it more difficult for someone to acquire control of us without our Board of Directors' approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a bank holding company. Acquisition of 10 percent or more of any class of voting stock of a bank holding company or state member bank, including shares of our common stock, creates a rebuttable presumption that the acquirer "controls" the bank holding company or state member bank. Also, as noted under the "Supervision and Regulation" section of Item 1. of this Annual Report on Form 10-K, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any bank, including Regions Bank. There also are provisions in our certificate of incorporation that may be used to delay or block a takeover attempt. For example, holders of our Series A Preferred Stock have certain voting rights that could adversely affect share value. If and when dividends on the preferred stock have not been declared and paid for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will automatically be increased by two, and the preferred stockholders will be entitled to elect the two additional directors. Also, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of the preferred stock is required to consummate a binding share-exchange or reclassification involving the preferred stock, or a merger or consolidation of Regions with or into another entity, unless certain requirements are met. These statutory provisions and provisions in our certificate of incorporation, including the rights of the holders of our Series A Preferred Stock, could result in Regions being less attractive to a potential acquirer.

We may need to raise additional debt or equity capital in the future; such capital may be dilutive to our existing shareholders or may not be available when needed or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. The economic slowdown and loss of confidence in financial institutions over the past several years may increase our cost of funding and limit our access to some of our customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. Additionally, some of our long-term debt securities are currently rated below investment grade by certain of the credit ratings agencies. Any such ratings may affect our cost of funding and limit our access to the capital markets.

We cannot assure you that capital will be available to us on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of Regions Bank or counterparties participating in the capital markets, or a downgrade of our debt ratings, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition or results of operations.

Future issuances of additional equity securities could result in dilution of existing stockholders' equity ownership.

We may determine from time to time to issue additional equity securities to raise additional capital, support growth, or to make acquisitions. Further, we may issue stock options or other stock grants to retain and motivate our employees. These issuances of our securities could dilute the voting and economic interests of our existing shareholders.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Regions' corporate headquarters occupy the main banking facility of Regions Bank, located at 1900 Fifth Avenue North, Birmingham, Alabama 35203.

At December 31, 2012, Regions Bank, Regions' banking subsidiary, operated 1,711 banking offices. At December 31, 2012, there were no significant encumbrances on the offices, equipment and other operational facilities owned by Regions and its subsidiaries.

See Item 1. "Business" of this Annual Report on Form 10-K for a list of the states in which Regions Bank's branches are located.

Item 3. ***Legal Proceedings***

Information required by this item is set forth in Note 23 "Commitments, Contingencies and Guarantees" in the Notes to the Consolidated Financial Statements which are included in Item 8. of this Annual Report on Form 10-K.

Item 4. ***Mine Safety Disclosures.***

Not applicable.

Executive Officers of the Registrant

Information concerning the Executive Officers of Regions is set forth under Item 10. "Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Regions' common stock, par value $.01 per share, is listed for trading on the New York Stock Exchange under the symbol RF. Quarterly high and low sales prices of and cash dividends declared on Regions' common stock are set forth in Table 31 "Quarterly Results of Operations" of "Management's Discussion and Analysis", which is included in Item 7. of this Annual Report on Form 10-K. As of February 15, 2013, there were 67,117 holders of record of Regions' common stock (including participants in the Computershare Investment Plan for Regions Financial Corporation).

Restrictions on the ability of Regions Bank to transfer funds to Regions at December 31, 2012, are set forth in Note 13 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements, which are included in Item 8. of this Annual Report on Form 10-K. A discussion of certain limitations on the ability of Regions Bank to pay dividends to Regions and the ability of Regions to pay dividends on its common stock is set forth in Item 1. "Business" under the heading "Supervision and Regulation—Payment of Dividends" of this Annual Report on Form 10-K.

The following table presents information regarding issuer purchases of equity securities during the fourth quarter of 2012.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1—31, 2012	—	—	—	23,072,300
November 1—30, 2012	—	—	—	23,072,300
December 1—31, 2012	—	—	—	23,072,300
Total	—	—	—	23,072,300

On January 18, 2007, Regions' Board of Directors authorized the repurchase of 50 million shares of Regions' common stock through open market or privately negotiated transactions and announced the authorization of this repurchase. As indicated in the table above, approximately 23.1 million shares remain available for repurchase under the existing plan.

Restrictions on Dividends and Repurchase of Stock

Holders of Regions common stock are only entitled to receive such dividends as Regions' Board of Directors may declare out of funds legally available for such payments. Furthermore, holders of Regions common stock are subject to the prior dividend rights of any holders of Regions preferred stock then outstanding.

Regions understands the importance of returning capital to shareholders. Management will continue to execute the capital planning process, including evaluation of the amount of the common dividend, with the Board of Directors and in conjunction with the regulatory supervisors, subject to the Company's results of operations. Also, Regions is a bank holding company, and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

The terms of Regions' outstanding junior subordinated debt securities prohibit it from declaring or paying any dividends or distributions on Regions' capital stock, including its common stock, or purchasing, acquiring, or making a liquidation payment on such stock, if Regions has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

On November 1, 2012, Regions completed the sale of 20 million depositary shares each representing a 1/40th ownership interest in a share of its 6.375% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred Stock"), with a liquidation preference of $1,000 per share of Series A Preferred Stock (equivalent to $25 per depositary share). The terms of the Series A Preferred Stock prohibit Regions from declaring or paying any dividends on any junior series of its capital stock, including its common stock, or from repurchasing, redeeming or acquiring such junior stock, unless Regions has declared and paid full dividends on the Series A Preferred Stock for the most recently completed dividend period. The Series A Preferred Stock is redeemable at Regions' option in whole or in part, from time to time, on any dividend payment date on or after December 15, 2017 or in whole, but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations establishing the Series A Preferred Stock).

PERFORMANCE GRAPH

Set forth below is a graph comparing the yearly percentage change in the cumulative total return of Regions' common stock against the cumulative total return of the S&P 500 Index and the S&P Banks Index for the past five years. This presentation assumes that the value of the investment in Regions' common stock and in each index was $100 and that all dividends were reinvested.



$120
$100
$80
$60
$40
$20
$0
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Regions
S&P 500 Index
S&P Banks Index

	Cumulative Total Return					
	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Regions	$100.00	$36.02	$24.70	$32.87	$20.36	$ 33.96
S&P 500 Index	100.00	63.00	79.67	91.68	93.61	108.59
S&P Banks Index	100.00	63.33	59.07	71.54	64.39	80.17

Item 6. ***Selected Financial Data***

The information required by Item 6. is set forth in Table 1 "Financial Highlights" of "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is included in Item 7. of this Annual Report on Form 10-K.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

EXECUTIVE SUMMARY

Management believes the following points summarize several of the most relevant items necessary for an understanding of the financial aspects of Regions Financial Corporation's ("Regions" or "the Company") business, particularly regarding its 2012 results. Cross references to more detailed information regarding each topic within Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and the consolidated financial statements are included. This summary is intended to assist in understanding the information provided, but should be read in conjunction with the entire MD&A and consolidated financial statements, as well as the other sections of this Annual Report on Form 10-K.

Capital

Regulatory Capital—Regions and Regions Bank are required to comply with applicable capital adequacy standards established by the Federal Reserve. Currently, the minimum guidelines to be considered well-capitalized for Tier I capital and Total capital are 6.0 percent and 10.0 percent, respectively. At December 31, 2012, Regions' Tier 1 capital and Total capital ratios were 12.00 percent and 15.38 percent respectively. In addition, the Federal Reserve and banking regulators routinely supplement their assessment of capital adequacy based on a variation of Tier 1 capital, know as Tier 1 common equity (non-GAAP). Although Federal banking regulators have not established minimum guidelines to be considered well-capitalized, the Tier 1 common equity ratio has been a key component in assessing capital adequacy under the Comprehensive Capital Analysis and Review ("CCAR") process. At December 31, 2012, Regions' Tier 1 common equity ratio was 10.84 percent. In November 2012, the Federal Reserve, the Federal Deposit Insurance Corp. and the Office of the Comptroller of the Currency announced the guidelines for the 2013 CCAR review, the results of which will be released in March 2013.

In addition, in 2010 the Basel Committee released Basel III, its final framework for strengthening international capital and liquidity regulations. The framework requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Subsequently, in June 2012, the Federal Reserve, the FDIC, and the Office of the Comptroller of the Currency issued proposed rules implementing the capital provisions set forth by the Basel III framework. Regions is in the process of evaluating the anticipated impact of the proposed rules for implementing Basel III, which will be phased in beginning in 2013 and is expected to be fully phased in by January 1, 2019. Based on Regions' current understanding of the Basel III requirements, the Company's estimated Basel III Tier 1 common ratio (non-GAAP) as of December 31, 2012 was approximately 8.87 percent, exceeding the Basel III minimum of 7 percent for Tier I common (non-GAAP). Similarly, based on Regions' current understanding of the proposed rules related to the calculation of the Liquidity Coverage Ratio ("LCR") under Basel III, the Company anticipates being fully compliant upon finalization and implementation. As further clarification of the Basel III rules as well as interpretation by U.S. banking regulators is pending, the ultimate impact of Basel III on Regions is not completely known at this time. For more information, refer to the following additional sections within this Form 10-K:

- 2012 Overview discussion in MD&A
- Table 2 – "GAAP to Non-GAAP reconciliation"
- Bank Regulatory Capital Requirements section of MD&A
- Note 13 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements

Morgan Keegan—On January 11, 2012, Regions entered into a stock purchase agreement to sell Morgan Keegan & Company, Inc. and related affiliates ("Morgan Keegan") to Raymond James Financial, Inc.

("Raymond James"). The transaction, which closed on April 2, 2012, did not include Regions Investment Management Inc. (formerly known as Morgan Asset Management, Inc.) and Regions Trust. The total purchase price received by the Company was $1.2 billion. An estimated $15 million pre-tax gain on sale, which included a $256 million adjustment of liabilities to record the legal indemnification at fair value, was recorded in the second quarter of 2012 as a component of discontinued operations. Based upon the terms of the sale, additional pre-tax adjustments were made in the second half of 2012 increasing the gain by $4 million, bringing the total pre-tax gain on sale to $19 million. The transaction reduced the Company's overall risk profile, provided substantial liquidity at the holding company level, and improved key capital ratios. For more information, refer to the following additional sections within this Form 10-K:

- Note 3 "Discontinued Operations" to the consolidated financial statements
- Note 23 "Commitments, Contingencies and Guarantees" to the consolidated financial statements

Redemption of TARP and Warrant Repurchase—In April 2012, Regions completed its repurchase of $3.5 billion of Series A Preferred Stock issued under the U.S. Treasury's Troubled Asset Relief Program's ("TARP") Capital Purchase Program. In addition to fully repaying the government's investment, Regions paid a total of $592 million in dividends over a 15-quarter period. On an annual ongoing basis, the repurchase eliminated the payment of $175 million in annual dividends on these securities. The repurchase followed Regions' successful completion of an $875 million common equity offering and the completion of its aforementioned sale of Morgan Keegan. In early May of 2012, Regions repurchased the warrant issued to the U.S Department of Treasury in relation to the TARP Capital Purchase Program, which provided the U.S Treasury Department the right to purchase 48.3 million common shares at $10.88 per share. Regions repurchased the warrant from the U.S. Treasury Department for $45 million. The warrant repurchase resulted in a reduction to additional paid-in capital in the second quarter but did not impact the results of operations. For more information, refer to the following additional sections within this Form 10-K:

- Stockholders' Equity section of MD&A
- Note 14 "Stockholders' Equity and Accumulated Other Comprehensive Income (Loss)" to the consolidated financial statements

Preferred Stock Issuance and Redemption of Trust Preferred Securities – During the fourth quarter of 2012, Regions issued $500 million of 6.375% Non-Cumulative Perpetual Preferred Stock, Series A. Following a notice by the Federal Reserve of proposed rulemaking which would phase out the Tier 1 capital treatment of trust preferred securities, Regions used a portion of the proceeds from the preferred stock issuance to redeem approximately $345 million of issued and outstanding 8.875% trust preferred securities issued by Regions Financing Trust III. For more information, refer to the following additional sections within this form 10-K:

- Note 2 "Variable Interest Entities" to the consolidated financial statements
- Note 12 "Long-Term Borrowings" to the consolidated financial statements
- Note 13 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements
- Note 14 "Stockholders' Equity and Accumulated Other Comprehensive Income (Loss)" to the consolidated financials

Liquidity

At the end of 2012, Regions Bank had over $3.5 billion in cash on deposit with the Federal Reserve, the loan-to-deposit ratio was 78 percent and cash and cash equivalents at the parent company totaled $857 million. Regions' internal minimum cash requirement utilizes a three step process that requires the parent to hold the greater of (1) two years of corporate dividends, debt service, and maturities by utilizing cash on hand, and the next four quarters' expected dividend capacity from Regions Bank, (2) enough cash on hand with no upstream dividend capacity from Regions Bank to meet corporate dividends, debt service payments and maturities for the next 12 months or (3) a minimum balance of $500 million. At December 31, 2012, the Company's borrowing capacity with the Federal Reserve Discount Window was $19.6 billion based on available collateral. Borrowing capacity with the Federal Home Loan Bank ("FHLB") was $6.7 billion based on available collateral at the same date. Additionally, the Company has $14.4 billion of unencumbered liquid securities available for pledging or repurchase agreements. The Board of Directors has also approved a bank note program which would allow Regions Bank to issue up to $20 billion in aggregate principal amount of bank notes outstanding at any one time. As of December 31, 2012, no issues have been made under this program. In addition, during the course of 2012 Regions received favorable results from the four major credit rating agencies. In the first half of 2012, Standard & Poor's ("S&P") upgraded the credit ratings for each of the obligations of both Regions and Regions Bank and Dominion Bond Rating Service ("DBRS") revised its outlook for Regions from negative to positive. In the latter half of 2012, Moody's upgraded the long-term ratings of Regions and Regions Bank from Ba3 to Ba1 and from Ba2 to Baa3, respectively, and Fitch Ratings ("Fitch") revised its outlook for Regions from stable to positive. For more information, refer to the following additional sections within this Form 10-K:

- Discussion of Short-Term Borrowings within the Balance Sheet Analysis section of MD&A
- Discussion of Long-Term Borrowings within the Balance Sheet Analysis section of MD&A
- Ratings section of MD&A
- Bank Regulatory Capital Requirements section of MD&A
- Liquidity Risk section of MD&A
- Note 11 "Short-Term Borrowings" to the consolidated financial statements
- Note 12 "Long-Term Borrowings" to the consolidated financial statements

Credit

The economy has been and will be the primary factor which influences Regions' loan portfolio. Throughout 2012 the economy continued to work through structural headwinds including commercial and consumer deleveraging, high unemployment, a weak housing market, and fiscal uncertainty at the local, state and national levels. In spite of the slow and uneven pace of the economic recovery, Regions experienced significant improvement in credit quality in both 2011 and 2012. Regions' investor real estate loan portfolio, which includes credit to real estate developers and investors for the financing of land or buildings, declined 28 percent in 2012 and totaled $7.7 billion as of December 31, 2012. In addition, the land, single-family and condominium components of the investor real estate portfolio, which have been the Company's most distressed loans, declined 33 percent and ended the year at $1.2 billion. The reduction in investor real estate over the past few years has aided in a 42 percent decline in total gross inflows of non-performing loans in 2012. In addition, commercial and investor real estate criticized and classified loans, which are the Company's earliest indicator of problem loans, declined 29 percent, and non-performing assets decreased 36 percent during 2012. These favorable trends contributed to a 47 percent decline in net charge-offs and an 86 percent decrease in the 2012 loan loss provision. The allowance for loan losses to total loans decreased to 2.59 percent as of December 31, 2012 from 3.54 percent as of December 31, 2011 and the coverage ratio of allowance for loan losses to non-performing loans was 1.14x as of December 31, 2012, compared to 1.16x as of December 31, 2011. For more information, refer to the following additional sections within this Form 10-K:

- 2012 Overview discussion in MD&A
- Discussion of Allowance for Credit Losses within the Critical Accounting Policies and Estimates section of MD&A
- Loans and Allowance for Credit Losses discussion within the Balance Sheet Analysis section of MD&A

- Credit Risk section of MD&A
- Note 6 "Allowance for Credit Losses" to the consolidated financial statements

Net Interest Income, Margin and Interest Rate Risk

In 2012, the net interest margin from continuing operations expanded to 3.11 percent from 3.07 percent in 2011, largely due to a mix shift from time deposits to lower cost deposit products, resulting in deposit costs decreasing to 0.30 percent in 2012 from 0.49 percent in 2011. Taxable-equivalent net interest income decreased $95 million to $3.4 billion in 2012, due primarily to a reduction in average earning assets from $112.2 billion in 2011 to $107.8 billion in 2012. Despite the continued improvements in deposit costs and mix, the margin and net interest income continue to be negatively affected by a sustained low interest rate, low growth environment. Reductions in average loans contributed to the decline in average earning assets and net interest income, partially offset by an increase in average securities from $24.6 billion in 2011 to $26.7 billion in 2012. The Company's securities yield declined 53 basis points driven by higher prepayments in the residential mortgage-backed securities portfolio and reinvestment of proceeds into lower yielding securities. Loan yields, however, remained relatively stable at 4.24 percent as the Company began to see the benefits from migrating toward more consumer products, such as expanding indirect auto lending and re-entering credit cards, as well as reductions in the Company's level of non-accrual loans. If current economic conditions persist into 2013, growing net interest income and the resulting net interest margin will continue to be challenging. However, management believes opportunities exist to maintain a relatively stable margin through further reducing deposit costs and additional liability management actions. Regions' balance sheet is in a moderately asset sensitive position such that if economic conditions were to improve more rapidly, thereby resulting in a rise in interest rates, the net interest margin would likely respond favorably. For more information, refer to the following additional sections within this Form 10-K:

- 2012 Overview discussion in MD&A
- Net Interest Income and Margin section of MD&A
- Interest Rate Risk section of MD&A

GENERAL

The following discussion and financial information is presented to aid in understanding Regions' financial position and results of operations. The emphasis of this discussion will be on continuing operations for the years 2012, 2011 and 2010; in addition, financial information for prior years will also be presented when appropriate. Certain amounts in prior year presentations have been reclassified to conform to the current year presentation, except as otherwise noted.

Regions' profitability, like that of many other financial institutions, is dependent on its ability to generate revenue from net interest income and non-interest income sources. Net interest income is the difference between the interest income Regions receives on interest-earning assets, such as loans and securities, and the interest expense Regions pays on interest-bearing liabilities, principally deposits and borrowings. Regions' net interest income is impacted by the size and mix of its balance sheet components and the interest rate spread between interest earned on its assets and interest paid on its liabilities. Non-interest income includes fees from service charges on deposit accounts, mortgage servicing and secondary marketing, trust and asset management activities, insurance activities, capital markets and other customer services, which Regions provides. Results of operations are also affected by the provision for loan losses and non-interest expenses such as salaries and employee benefits, occupancy, professional fees, FDIC insurance, other real estate owned and other operating expenses, as well as income taxes.

Economic conditions, competition, new legislation and related rules impacting regulation of the financial services industry and the monetary and fiscal policies of the Federal government significantly affect financial institutions, including Regions. Lending and deposit activities and fee income generation are influenced by levels of business spending and investment, consumer income, consumer spending and savings, capital market activities, and competition among financial institutions, as well as customer preferences, interest rate conditions and prevailing market rates on competing products in Regions' market areas.

Regions' business strategy has been and continues to be focused on providing a competitive mix of products and services, delivering quality customer service and maintaining a branch distribution network with offices in convenient locations.

Dispositions

On January 11, 2012, Regions entered into a stock purchase agreement to sell Morgan Keegan and related affiliates to Raymond James. The sale closed on April 2, 2012. Regions Investment Management, Inc. (formerly known as Morgan Asset Management, Inc.) and Regions Trust were not included in the sale; they are included in the Wealth Management segment.

Results of operations for the entities sold are presented separately as discontinued operations for all periods presented on the consolidated statements of operations. Other expenses related to the transaction are also included in discontinued operations. Refer to Note 3 "Discontinued Operations" and Note 23 "Commitments, Contingencies, and Guarantees" for further details.

Business Segments

Regions provides traditional commercial, retail and mortgage banking services, as well as other financial services in the fields of asset management, trust, insurance and other specialty financing. Regions carries out its strategies and derives its profitability from the three reportable business segments: Business Services, Consumer Services, and Wealth Management, with the remainder split between Discontinued Operations and Other. During the third quarter of 2012, Regions reorganized its internal management structure and, accordingly, its segment reporting structure. Historically, Regions' primary business segment was Banking/Treasury, representing the Company's banking network (including the Consumer & Commercial Banking function along with the Treasury function). Other segments included Investment Banking/Brokerage/Trust and Insurance. During the second quarter of 2012, Regions consummated the sale of Morgan Keegan (the primary component of Investment Banking/Brokerage/Trust). Shortly thereafter, Regions announced organizational changes to better integrate and execute the Company's strategic priorities across all lines of business and geographies. As a result, Regions revised its reportable segments.

Business Services

The Business Services segment represents the Company's commercial banking functions including commercial and industrial, commercial real estate and investor real estate lending. This segment also includes equipment lease financing. Business Services customers include corporate, middle market, small business and commercial real estate developers and investors. Corresponding deposit products related to these types of customers are included in this segment. In 2012, the Business Services reportable segment contributed $631 million of net income.

Consumer Services

The Consumer Services segment represents the Company's branch network, including consumer banking products and services related to residential first mortgages, home equity lines and loans, indirect loans, consumer credit cards and other consumer loans, as well as the corresponding deposit relationships. These services are also provided through alternative channels such as the internet and telephone banking. In 2012, the Consumer Services reportable segment contributed $420 million of net income.

Wealth Management

The Wealth Management segment includes wealth management products and services such as trust activities, commercial insurance and credit related products, and investment management. Wealth Management customers include individuals and institutional clients who desire services that include investment advice, assistance in managing assets, and estate planning. Wealth Management activities contributed $69 million of net income in 2012.

See Note 22 "Business Segment Information" to the consolidated financial statements for further information on Regions' business segments.

Table 1—Financial Highlights

	2012	2011	2010	2009	2008
	(In millions, except per share data)				
EARNINGS SUMMARY					
Interest income	$ 3,903	$ 4,252	$ 4,637	$ 5,277	$ 6,465
Interest expense	603	842	1,248	1,984	2,677
Net interest income	3,300	3,410	3,389	3,293	3,788
Provision for loan losses	213	1,530	2,863	3,541	2,057
Net interest income (loss) after provision for loan losses	3,087	1,880	526	(248)	1,731
Non-interest income	2,100	2,143	2,489	2,765	2,132
Non-interest expense	3,526	3,862	3,859	3,785	9,895
Income (loss) from continuing operations before income taxes	1,661	161	(844)	(1,268)	(6,032)
Income tax expense (benefit)	482	(28)	(376)	(194)	(383)
Income (loss) from continuing operations	1,179	189	(468)	(1,074)	(5,649)
Income (loss) from discontinued operations before income taxes	(99)	(408)	(41)	66	81
Income tax expense (benefit)	(40)	(4)	30	23	28
Income (loss) from discontinued operations, net of tax	(59)	(404)	(71)	43	53
Net income (loss)	$ 1,120	$ (215)	$ (539)	$ (1,031)	$ (5,596)
Income (loss) from continuing operations available to common shareholders	$ 1,050	$ (25)	$ (692)	$ (1,304)	$ (5,675)
Net income (loss) available to common shareholders	$ 991	$ (429)	$ (763)	$ (1,261)	$ (5,622)
Earnings (loss) per common share from continuing operations – basic	$ 0.76	$ (0.02)	$ (0.56)	$ (1.32)	$ (8.17)
Earnings (loss) per common share from continuing operations – diluted	0.76	(0.02)	(0.56)	(1.32)	(8.17)
Earnings (loss) per common share – basic	0.72	(0.34)	(0.62)	(1.27)	(8.09)
Earnings (loss) per common share – diluted	0.71	(0.34)	(0.62)	(1.27)	(8.09)
Return on average tangible common stockholders' equity (non-GAAP) (1)	10.69%	(5.51)%	(9.29)%	(14.92)%	(71.29)%
Return on average assets from continuing operations (GAAP)	0.86	(0.02)	(0.52)	(0.93)	(4.04)
BALANCE SHEET SUMMARY					
At year-end—Consolidated					
Loans, net of unearned income	$ 73,995	$ 77,594	$ 82,864	$ 90,674	$ 97,419
Allowance for loan losses	(1,919)	(2,745)	(3,185)	(3,114)	(1,826)
Assets	121,347	127,050	132,351	142,318	146,248
Deposits	95,474	95,627	94,614	98,680	90,904
Long-term debt	5,861	8,110	13,190	18,464	19,231
Stockholders' equity	15,499	16,499	16,734	17,881	16,813
Average balances—Continuing Operations					
Loans, net of unearned income	$ 76,035	$ 80,673	$ 86,660	$ 94,523	$ 97,601
Assets	122,182	126,719	132,720	139,468	140,455
Deposits	95,330	95,671	96,489	94,612	90,077
Long-term debt	6,694	11,240	15,489	18,501	13,422
Stockholders' equity	15,035	15,350	15,916	16,224	18,514
SELECTED RATIOS					
Allowance for loan losses as a percentage of loans, net of unearned income	2.59%	3.54%	3.84%	3.43%	1.87%
Tier 1 capital	12.00	13.28	12.40	11.54	10.38
Tier 1 common risk-based ratio (non-GAAP) (1)	10.84	8.51	7.85	7.15	6.57
Total risk-based capital	15.38	16.99	16.35	15.78	14.64
Leverage	9.65	9.91	9.30	8.90	8.47
Tangible common stockholders' equity to tangible assets (non-GAAP) (1)	8.63	6.58	6.04	6.22	5.43
Efficiency ratio (non-GAAP) (1)	64.42	64.56	67.74	67.88	60.67
COMMON STOCK DATA					
Cash dividends declared per common share	$ 0.04	$ 0.04	$ 0.04	$ 0.13	$ 0.96
Stockholders' common equity per share	10.63	10.39	10.63	11.97	19.53
Tangible common book value per share (non-GAAP) (1)	7.11	6.37	6.09	7.11	11.03
Market value at year-end	7.13	4.30	7.00	5.29	7.96
Market price range: (2)					
High	7.73	8.09	9.33	9.07	25.84
Low	4.21	2.82	5.12	2.35	6.41
Total trading volume	5,282	5,204	6,381	8,747	3,411
Dividend payout ratio	5.63	NM	NM	NM	NM
Shareholders of record at year-end (actual)	67,574	73,659	76,996	81,166	83,600
Weighted-average number of common shares outstanding					
Basic	1,381	1,258	1,227	989	695
Diluted	1,387	1,258	1,227	989	695

NM—Not meaningful

(1) See Table 2 for GAAP to non-GAAP reconciliations.

(2) High and low market prices are based on intraday sales prices.

2012 OVERVIEW

Regions reported net income available to common shareholders of $991 million or $0.71 per diluted common share in 2012. Credit-related costs, primarily the loan loss provision, declined significantly in 2012 as a result of improvements in the credit environment. Average low-cost deposits grew 7 percent leading to a decline in both 2012's total deposit and funding costs.

Net interest income from continuing operations remained stable at $3.3 billion in 2012. The net interest margin from continuing operations (taxable- equivalent basis) was 3.11 percent in 2012, compared to 3.07 percent during 2011, primarily due to a reduction in average earning assets. Net interest income was driven primarily by a decrease of 23 basis points in the cost of interest-bearing liabilities, while being partially offset by a 15 basis point decline in the overall yield on interest earning assets. This dynamic reflected efforts to improve deposit costs and pricing on loans, while managing the challenges posed by a low interest rate environment. Long-term interest rates in particular remained low in 2012, pressuring yields on fixed-rate loan and securities portfolios, and contributed to the decline in the yield on taxable securities from 3.08 percent in 2011 to 2.55 percent in 2012. The overall costs of deposits improved from 0.49 percent in 2011 to 0.30 percent in 2012, as short-term interest rates (for example, the Federal Funds rate) remained at historical lows. The product mix of deposits improved as well, as declines in higher cost certificates of deposits accompanied increases in low cost checking and savings products.

If current economic conditions persist into 2013, growing net interest income and the resulting net interest margin will be challenging. However, management believes opportunities exist to stabilize the margin through further reducing deposit costs and additional liability management actions. Regions' balance sheet is in a moderately asset sensitive position such that if economic conditions were to improve more rapidly, thereby resulting in a rise in interest rates, the net interest margin would likely respond favorably.

Net charge-offs totaled $1.0 billion, or 1.37 percent of average loans in 2012 compared to $2.0 billion, or 2.44 percent of average loans in 2011. Net charge-offs were lower across most major categories when comparing 2012 to the prior year. Non-performing assets decreased $1.1 billion to $1.9 billion at December 31, 2012.

The provision for loan losses is used to maintain the allowance for loan losses at a level that, in management's judgment, is appropriate to cover losses inherent in the loan portfolio as of the balance sheet date. During 2012, the provision for loan losses decreased to $213 million compared to $1.5 billion in 2011. The allowance for loan losses was $1.9 billion, or 2.59 percent of loans, at December 31, 2012 as compared to $2.7 billion, or 3.54 percent of loans, at December 31, 2011. Net charge-offs exceeded provision for loan losses for 2012 due to improving credit metrics, including lower non-accrual, criticized and classified loan balances, and delinquencies, as well as a decline in overall loan balances.

Non-interest income from continuing operations decreased $43 million to $2.1 billion in 2012 compared to 2011. The year-over-year decrease was due primarily to lower securities gains and service charges, partially offset by increased mortgage income and investment fee income. See Table 5 "Non-Interest Income" for further details.

Non-interest expense from continuing operations totaled $3.5 billion and $3.9 billion in 2012 and 2011, respectively. Non-interest expense included a $253 million goodwill impairment charge in 2011. The 2012 period included an increase in salaries and employee benefits due to higher pension costs, annual merit increases and incentive increases, including mortgage-related incentives, lower occupancy expense and lower credit-related costs. See Table 6, "Non-Interest Expense from Continuing Operations" for further details.

Total loans decreased by $3.6 billion, or 4.6 percent in 2012, driven primarily by a continued run-off of balances related to investor real estate. Decreases in residential first mortgage and home equity loans also contributed to the year-over-year decrease primarily resulting from consumers' decisions to de-leverage. These decreases were partially offset by growth in the commercial and industrial category and record growth in indirect loans. Total deposits decreased $153 million in 2012 to $95.5 billion at December 31, 2012, and low-cost customer deposits increased $5.8 billion, or 7.6 percent, in 2012.

Regions' Tier 1 common (non-GAAP) ratio was 10.84 percent at December 31, 2012. The corresponding Basel III Tier 1 common ratio (non-GAAP), based on Regions' current understanding of the guidelines, was approximately 8.87 percent, which exceeds the Basel III minimum of 7.0 percent (see Table 2, "GAAP to Non-GAAP Reconciliation" for a reconciliation of the non-GAAP measures to the corresponding GAAP or regulatory measure).

Table 2 "GAAP to Non-GAAP Reconciliation" presents computations of earnings (loss) and certain other financial measures, which exclude certain significant items that are included in financial results presented in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include "fee income ratio", "efficiency ratio", "return on average assets from continuing operations", "return on average tangible common stockholders' equity", end of period and average "tangible common stockholders' equity", "Tier 1 common equity", and "Basel III Tier 1 common equity" and related ratios. Regions believes that the exclusion of these significant items in expressing earnings and certain other financial measures provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions' business because management does not consider these charges to be as relevant to ongoing operating results. Management and the Board of Directors utilize these non-GAAP financial measures as follows:

- Preparation of Regions' operating budgets
- Monthly financial performance reporting
- Monthly close-out reporting of consolidated results (management only)
- Presentations to investors of Company performance

The efficiency ratio (non-GAAP), which is a measure of productivity, is generally calculated as non-interest expense divided by total revenue on a taxable equivalent basis. The fee income ratio (non-GAAP) is generally calculated as non-interest income divided by total revenue. Management uses these ratios to monitor performance and believes these measures provide meaningful information to investors. Non-interest expense (GAAP) is presented excluding adjustments to arrive at adjusted non-interest expense (non-GAAP), which is the numerator for the efficiency ratio. Non-interest income (GAAP) is presented excluding adjustments to arrive at adjusted non-interest income (non-GAAP), which is the numerator for the fee income ratio. Net interest income on a taxable equivalent basis and non-interest income (GAAP) are added together to arrive at total revenue (GAAP). Adjustments are made to arrive at adjusted total revenue (non-GAAP), which is the denominator for the fee income and efficiency ratios. Regions believes that the non-GAAP measures reflecting these adjustments provide a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions' business. It is possible that the activities related to the adjustments may recur; however, management does not consider the activities related to the adjustments to be indications of ongoing operations. Regions believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Company on the same basis as that applied by management.

Tangible common stockholders' equity ratios have become a focus of some investors in analyzing the capital position of the Company absent the effects of intangible assets and preferred stock. Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is codified in federal banking regulations. In connection with the Federal Reserve's Comprehensive Capital Analysis and Review process, these regulators are supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not prescribed in amount by federal banking regulations, analysts and banking regulators have assessed Regions' capital adequacy using the tangible common stockholders' equity and/or the Tier 1 common equity measure. Because tangible common stockholders' equity and Tier 1 common equity are not formally defined by GAAP or prescribed in amount by federal banking regulations, these measures are considered to be non-GAAP financial measures and other entities may calculate them differently than Regions' disclosed calculations. Since analysts and banking regulators may assess Regions' capital adequacy using tangible common stockholders' equity and Tier 1 common equity, Regions believes that it is useful to provide investors the ability to assess Regions' capital adequacy on these same bases.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a bank's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weighting assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity (non-GAAP). Tier 1 common equity is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio. The amounts disclosed as risk-weighted assets are calculated consistent with banking regulatory requirements.

Regions currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In December 2010, the Basel Committee released its final framework for Basel III, which will strengthen international capital and liquidity regulations. When implemented by U.S. bank regulatory agencies and fully phased-in, Basel III will change capital requirements and place greater emphasis on common equity. The Federal Reserve has announced a delay in the implementation date of the final rules. However, when implemented there will be a phase in period of up to 6 years. The U.S. bank regulatory agencies have not yet finalized regulations governing the implementation of Basel III. Accordingly, the calculations provided below are estimates, based on Regions' current understanding of the framework, including the Company's reading of the original requirements, as well as the U.S. Notices of Proposed Rulemaking ("NPR") released in June 2012, and informal feedback received through the regulatory process. Regions' understanding of the framework is evolving and will likely change as the regulations are finalized. The NPR comment period ended in October 2012; changes to the calculation resulting from the comment process could result in materially different capital ratios from the amounts estimated. Because the Basel III implementation regulations are not formally defined by GAAP and have not yet been finalized and codified, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from Regions' disclosed calculations. Since analysts and banking regulators may assess Regions' capital adequacy using the Basel III framework, Regions believes that it is useful to provide investors information enabling them to assess Regions' capital adequacy on the same basis.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes selected items does not represent the amount that effectively accrues directly to stockholders (i.e., REIT investment early termination costs, merger-related charges, goodwill impairment and regulatory charge and related tax benefit are a reduction to earnings and stockholders' equity).

The following tables provide: 1) a reconciliation of net income (loss) (GAAP) to income (loss) available to common shareholders (GAAP), 2) a reconciliation of net income (loss) available to common shareholders (GAAP) to income (loss) from continuing operations available to common shareholders (GAAP), 3) a reconciliation of income (loss) available to common shareholders (GAAP) to adjusted income (loss) available to common shareholders (non-GAAP), 4) a reconciliation of income (loss) from continuing operations available to common shareholders (GAAP) to adjusted income (loss) from continuing operations available to common shareholders (non-GAAP), 5) a reconciliation of non-interest expense from continuing operations (GAAP) to adjusted non-interest expense (non-GAAP), 6) a reconciliation of non-interest income from continuing operations (GAAP) to adjusted non-interest income (non-GAAP), 7) a computation of adjusted total revenue (non-GAAP), 8) a computation of the fee income ratio (non-GAAP), 9) a computation of the efficiency ratio (non-GAAP), 10) a computation of return on average assets from continuing operations (GAAP) and adjusted return on average assets from continuing operations (non-GAAP), 11) a reconciliation of average and ending stockholders' equity (GAAP) to average and ending tangible common stockholders' equity (non-GAAP) and calculations of related ratios and adjusted ratios (non-GAAP), 12) a reconciliation of stockholders' equity (GAAP) to Tier 1 capital (regulatory) and to Tier 1 common equity (non-GAAP) and calculations of related ratios, and 13) a reconciliation of stockholders' equity (GAAP) to Basel III Tier 1 common equity (non-GAAP) and calculation of the related ratio based on Regions' current understanding of the Basel III requirements as proposed by the U.S. Notices of Proposed Rulemaking released in June 2012.

Table 2—GAAP to Non-GAAP Reconciliation

		For Year Ended December 31				
		2012	2011	2010	2009	2008
		(In millions, except per share data)				
INCOME (LOSS)						
Net income (loss) (GAAP)		$ 1,120	$ (215)	$ (539)	$ (1,031)	$ (5,596)
Preferred dividends and accretion (GAAP)		(129)	(214)	(224)	(230)	(26)
Net income (loss) available to common shareholders (GAAP)	A	991	(429)	(763)	(1,261)	(5,622)
Income (loss) from discontinued operations, net of tax (GAAP)		(59)	(404)	(71)	43	53
Income (loss) from continuing operations available to common shareholders (GAAP)	B	$ 1,050	$ (25)	$ (692)	$ (1,304)	$ (5,675)
Income (loss) available to common shareholders (GAAP)		$ 991	$ (429)	$ (763)	$ (1,261)	$ (5,622)
Merger-related charges, pre-tax:						
Salaries and employee benefits		—	—	—	—	134
Net occupancy expense		—	—	—	—	4
Furniture and equipment expense		—	—	—	—	5
Other		—	—	—	—	58
Total merger-related charges, pre-tax		—	—	—	—	201
Merger-related charges, net of tax		—	—	—	—	125
Goodwill impairment		—	731	—	—	6,000
Regulatory charge and related income tax benefit [(1)]		—	(44)	200	—	—
REIT investment early termination costs, net of tax [(3)]		38	—	—	—	—
Adjusted income (loss) available to common shareholders (non-GAAP)	C	$ 1,029	$ 258	$ (563)	$ (1,261)	$ 503
Income (loss) from continuing operations available to common shareholders (GAAP)		$ 1,050	$ (25)	$ (692)	$ (1,304)	$ (5,675)
Merger-related charges, net of tax		—	—	—	—	125
Goodwill impairment		—	253	—	—	6,000
Regulatory charge and related income tax benefit [(1)]		—	(17)	75	—	—
REIT investment early termination costs, net of tax [(3)]		38	—	—	—	—
Adjusted income (loss) from continuing operations available to common shareholders (non-GAAP)	D	$ 1,088	$ 211	$ (617)	$ (1,304)	$ 450
EFFICIENCY AND FEE INCOME RATIOS						
Non-interest expense from continuing operations (GAAP)		$ 3,526	$ 3,862	$ 3,859	$ 3,785	$ 9,895
Significant Items:						
Merger-related charges		—	—	—	—	(201)
Goodwill impairment		—	(253)	—	—	(6,000)
Regulatory charge		—	—	(75)	—	—
Mortgage servicing rights impairment		—	—	—	—	(85)
Loss on extinguishment of debt		(11)	—	(108)	—	(66)
FDIC special assessment		—	—	—	(64)	—
Securities impairment, net		(2)	(2)	(2)	(75)	(23)
Branch consolidation and property and equipment charges		—	(75)	(8)	(53)	—
REIT investment early termination costs [(3)]		(42)	—	—	—	—
Adjusted non-interest expense (non-GAAP)	E	$ 3,471	$ 3,532	$ 3,666	$ 3,593	$ 3,520
Net interest income from continuing operations (GAAP)		$ 3,300	$ 3,410	$ 3,389	$ 3,293	$ 3,788
Taxable-equivalent adjustment		50	35	32	32	37
Net interest income from continuing operations, taxable-equivalent basis		3,350	3,445	3,421	3,325	3,825
Non-interest income from continuing operations (GAAP)		2,100	2,143	2,489	2,765	2,132
Significant Items:						
Securities gains, net		(48)	(112)	(394)	(69)	(92)
Leveraged lease termination gains, net		(14)	(8)	(78)	(587)	—
Visa-related gains		—	—	—	(80)	(63)
Gain on early extinguishment of debt		—	—	—	(61)	—
Loss (gain) on sale of mortgage loans		—	3	(26)	—	—
Adjusted non-interest income (non-GAAP)	F	2,038	2,026	1,991	1,968	1,977
Adjusted total revenue (non-GAAP)	G	$ 5,388	$ 5,471	$ 5,412	$ 5,293	$ 5,802
Fee income ratio (non-GAAP)	F/G	37.82%	37.03%	36.79%	37.18%	34.07%
Efficiency ratio (non-GAAP)	E/G	64.42%	64.56%	67.74%	67.88%	60.67%

		For Year Ended December 31				
		2012	2011	2010	2009	2008
		(In millions, except per share data)				
RETURN ON AVERAGE ASSETS						
Average assets (GAAP)—continuing operations [2]	H	$122,182	$126,719	$132,720	$139,468	$140,455
Return on average assets from continuing operations (GAAP)	B/H	0.86%	(0.02)%	(0.52)%	(0.93)%	(4.04)%
Adjusted return on average assets from continuing operations (non-GAAP)	D/H	0.89%	0.17%	(0.46)%	(0.93)%	0.32%
RETURN ON AVERAGE TANGIBLE COMMON STOCKHOLDERS' EQUITY						
Average stockholders' equity (GAAP)		$ 15,246	$ 16,927	$ 17,444	$ 17,773	$ 19,939
Less: Average intangible assets (GAAP)		5,210	5,965	6,003	6,122	11,949
Average deferred tax liability related to intangibles (GAAP)		(195)	(220)	(255)	(286)	(321)
Average preferred equity (GAAP)		960	3,398	3,479	3,487	425
Average tangible common stockholders' equity (non-GAAP)	I	$ 9,271	$ 7,784	$ 8,217	$ 8,450	$ 7,886
Return on average tangible common equity (non-GAAP)	A/I	10.69%	(5.51)%	(9.29)%	(14.92)%	(71.29)%
Adjusted return on average tangible common equity (non-GAAP)	C/I	11.10%	3.31%	(6.85)%	(14.92)%	6.38%
TANGIBLE COMMON RATIOS						
Stockholders' equity (GAAP)		$ 15,499	$ 16,499	$ 16,734	$ 17,881	$ 16,813
Less: Intangible assets (GAAP)		5,161	5,265	5,946	6,060	6,186
Deferred tax liability related to intangibles (GAAP)		(191)	(200)	(240)	(269)	(303)
Preferred equity (GAAP)		482	3,419	3,380	3,602	3,307
Tangible common stockholders' equity (non-GAAP)	J	$ 10,047	$ 8,015	$ 7,648	$ 8,488	$ 7,623
Total assets (GAAP)		121,347	127,050	132,351	142,318	146,248
Less: Intangible assets (GAAP)		5,161	5,265	5,946	6,060	6,186
Deferred tax liability related to intangibles (GAAP)		(191)	(200)	(240)	(269)	(303)
Tangible assets (non-GAAP)	K	$116,377	$121,985	$126,645	$136,527	$140,365
End of period shares outstanding	L	1,413	1,259	1,256	1,193	691
Tangible common stockholders' equity to tangible assets (non-GAAP)	J/K	8.63%	6.58%	6.04%	6.22%	5.43%
Tangible common book value per share (non-GAAP)	J/L	$ 7.11	$ 6.37	$ 6.09	$ 7.11	$ 11.03

		For Year Ended December 31				
		2012	2011	2010	2009	2008
		(In millions, except per share data)				
TIER 1 COMMON RISK-BASED RATIO						
Stockholders' equity (GAAP)		$ 15,499	$16,499	$16,734	$ 17,881	$ 16,813
Accumulated other comprehensive (income) loss		(65)	69	260	(130)	8
Non-qualifying goodwill and intangibles		(4,826)	(4,900)	(5,706)	(5,792)	(5,864)
Disallowed deferred tax assets [4]		(35)	(432)	(424)	(947)	—
Disallowed servicing assets		(33)	(35)	(27)	(25)	(16)
Qualifying non-controlling interests		93	92	92	91	91
Qualifying trust preferred securities		501	846	846	846	1,036
Tier 1 capital (regulatory)		11,134	12,139	11,775	11,924	12,068
Qualifying non-controlling interests		(93)	(92)	(92)	(91)	(91)
Qualifying trust preferred securities		(501)	(846)	(846)	(846)	(1,036)
Preferred stock		(482)	(3,419)	(3,380)	(3,602)	(3,307)
Tier 1 common equity (non-GAAP)	M	$ 10,058	$ 7,782	$ 7,457	$ 7,385	$ 7,634
Risk-weighted assets (regulatory)	N	$ 92,811	$91,449	$94,966	$103,330	$116,251
Tier 1 common risk-based ratio (non-GAAP)	M/N	10.84%	8.51%	7.85%	7.15%	6.57%
BASEL III TIER 1 COMMON RATIO [6]						
Stockholders' equity (GAAP)		$ 15,499				
Non-qualifying goodwill and intangibles [5]		(4,968)				
Adjustments, including other comprehensive income related to cash flow hedges, disallowed deferred tax assets, threshold deductions and other adjustments		(780)				
Basel III tier 1 common equity (non-GAAP)	O	9,751				
Basel I risk-weighted assets (regulatory)		92,811				
Basel III risk-weighted assets (non-GAAP) [7]	P	109,941				
Basel III tier 1 common ratio (non-GAAP)	O/P	8.87%				

(1) In the second quarter of 2010, Regions recorded a $200 million charge to account for a probable, reasonably estimable loss related to a pending settlement of regulatory matters. At that time, Regions assumed that the entire charge would be non-deductible for income tax purposes. $75 million of the regulatory charge relates to continuing operations. The regulatory settlement was finalized in the second quarter of 2011. At the time of the settlement, Regions had better information related to the income tax implications. $125 million of the approximately $200 million settlement charge was deductible for federal income tax purposes. Accordingly, during the second quarter of 2011, Regions adjusted income tax expense to account for the impact of the deduction. The adjustment reduced total income tax expense by approximately $44 million for the second quarter of 2011, of which approximately $17 million relates to continuing operations.

(2) Return on assets from continuing operations does not include average assets related to discontinued operations of $713 million, $3,254 million, $3,235 million, $3,291 million and $3,492 million for December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(3) In the fourth quarter of 2012, Regions entered into an agreement with a third party investor in Regions Asset Management Company, Inc., pursuant to which the investment was fully redeemed. This resulted in extinguishing a $203 million liability, including accrued, unpaid interest, as well as incurring early termination costs of approximately $42 million on a pre-tax basis ($38 million after tax).

(4) Taxable income from the two previous tax years and one year of projected future taxable income may be applied in calculating deferred tax assets for regulatory capital purposes.

(5) Under Basel III, regulatory capital must be reduced by purchased credit card relationship intangible assets. These assets are partially allowed in Basel I capital.

(6) Estimate based on June 2012 U.S. Notices of Proposed Rulemaking.

(7) Regions continues to develop systems and internal controls to precisely calculate risk-weighted assets as required by Basel III. The amount included above is a reasonable approximation, based on our understanding of the requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial information, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses for the periods shown. The accounting principles followed by Regions and the methods of applying these principles conform with accounting principles generally accepted in the U.S. and general banking practices. Estimates and assumptions most significant to Regions are related primarily to the allowance for credit losses, fair value measurements, intangible assets (goodwill and other identifiable intangible assets), mortgage servicing rights and income taxes, and are summarized in the following discussion and in the notes to the consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses ("allowance") consists of the allowance for loan losses and the reserve for unfunded credit commitments. These two components reflect management's judgment of probable credit losses inherent in the portfolio and unfunded credit commitments at the balance sheet date. A full discussion of these estimates and other factors is included in the "Allowance for Credit Losses" section within the discussion of "Credit Risk", found in a later section of this report, Note 1 "Summary of Significant Accounting Policies", and Note 6 "Allowance for Credit Losses" to the consolidated financial statements.

The allowance is sensitive to a variety of internal factors, such as portfolio performance and assigned risk ratings, as well as external factors, such as interest rates and the general health of the economy. Management reviews different assumptions for variables that could result in increases or decreases in probable inherent credit losses, which may materially impact Regions' estimate of the allowance and results of operations.

Management's estimate of the allowance for the commercial and investor real estate portfolio segments could be affected by estimates of losses inherent in various product types as a result of fluctuations in the general economy, developments within a particular industry, or changes in an individual's credit due to factors particular to that credit, such as competition, management or business performance. For non-accrual commercial and investor real estate loans equal to or greater than $2.5 million, the allowance for loan losses is based on specific evaluation considering the facts and circumstances specific to each borrower. For all other commercial and investor real estate loans, the allowance for loan losses is based on statistical models using a probability of default ("PD") and a loss given default ("LGD"). Historical default information for similar loans is used as an input for the statistical model. A 5 percent increase in the PD for non-defaulted accounts and a 5 percent increase in the LGD for all accounts would result in an increase to estimated losses of approximately $85 million.

For residential real estate mortgages, home equity lending and other consumer-related loans, individual products are reviewed on a group basis or in loan pools (e.g., residential real estate mortgage pools). Losses can be affected by such factors as collateral value, loss severity, the economy and other uncontrollable factors. A 5 percent increase or decrease in the estimated loss rates on these loans would change estimated inherent losses by approximately $28 million.

Additionally, the estimate of the allowance for the entire portfolio may change due to modifications in the mix and level of loan balances outstanding and general economic conditions, as evidenced by changes in real estate demand and values, interest rates, unemployment rates, bankruptcy filings, fluctuations in the gross domestic product, and the effects of weather and natural disasters such as droughts and hurricanes. Each has the ability to result in actual loan losses that could differ from originally estimated amounts.

The pro forma inherent loss analysis presented above demonstrates the sensitivity of the allowance to key assumptions. This sensitivity analysis does not reflect an expected outcome. For additional information regarding the allowance for credit losses calculation, see Note 1 "Summary of Significant Accounting Policies" and Note 6 "Allowance For Credit Losses" to the consolidated financial statements.

Fair Value Measurements

A portion of the Company's assets and liabilities is carried at fair value, with changes in fair value recorded either in earnings or accumulated other comprehensive income (loss). These include trading account assets and liabilities, securities available for sale, mortgage loans held for sale, mortgage servicing rights and derivative assets and liabilities. From time to time, the estimation of fair value also affects other loans held for sale, which are recorded at the lower of cost or fair value. Fair value determination is also relevant for certain other assets such as foreclosed property and other real estate, which are recorded at the lower of the recorded investment in the loan/property or fair value, less estimated costs to sell the property. For example, the fair value of other real estate is determined based on recent appraisals by third parties and other market information, less estimated selling costs. Adjustments to the appraised value are made if management becomes aware of changes in the fair value of specific properties or property types. The determination of fair value also impacts certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other identifiable intangible assets.

Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price), in an orderly transaction between market participants at the measurement date under current market conditions. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third-party investor under current market conditions. The value to the Company if the asset or liability were held to maturity is not included in the fair value estimates.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs the Company utilizes. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market are used (Level 2 valuations). Where observable market data is not available, the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data (Level 3 valuations). These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

See Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for a detailed discussion of determining fair value, including pricing validation processes.

Intangible Assets

Regions' intangible assets consist primarily of the excess of cost over the fair value of net assets of acquired businesses ("goodwill") and other identifiable intangible assets (primarily core deposit intangibles and purchased credit card relationships). Goodwill totaled $4.8 billion at December 31, 2012 and December 31, 2011 and is allocated to each of Regions' reportable segments (each a reporting unit), at which level goodwill is tested for impairment on an annual basis as of October 1 or more often if events and circumstances indicate impairment may exist (refer to Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for further discussion of when Regions tests goodwill for impairment). As further discussed in Note 22 "Business Segment Information", Regions reorganized its management reporting structure during the third quarter of 2012 and, accordingly, its segment reporting structure and goodwill reporting units. In connection with the reorganization, management reallocated goodwill to the new reporting units using a relative fair value approach.

A test of goodwill for impairment consists of two steps. In Step One, the fair value of the reporting unit is compared to its carrying amount, including goodwill. To the extent that the fair value of the reporting unit exceeds the carrying value, impairment is not indicated and no further testing is required. Conversely, if the fair value of the reporting unit is below its carrying amount, Step Two must be performed. Step Two consists of determining the implied fair value of goodwill, which is the net difference between the valuation adjustments of assets and liabilities and the valuation adjustment to equity (from Step One) of the reporting unit. The carrying value of equity for each reporting unit is determined from an allocation based upon risk weighted assets. Adverse changes in the economic environment, declining operations of the reporting unit, or other factors could result in a decline in the estimated implied fair value of goodwill. If the estimated implied fair value is less than the carrying amount, a loss would be recognized to reduce the carrying amount to the estimated implied fair value.

The estimated fair value of the reporting unit is determined using two approaches and several key assumptions. Regions utilizes the Capital Asset Pricing Model ("CAPM") in order to derive the base discount rate. The inputs to the CAPM include the 20-year risk-free rate, 5-year beta for a select peer set, and the market risk premium based on published data. Once the output of the CAPM is determined, a size premium is added (also based on a published source) as well as a company-specific risk premium, which is an estimate determined by the Company and meant to compensate for the risk inherent in the future cash flow projections and inherent differences (such as business model and market perception of risk) between Regions and the peer set.

The table below summarizes the discount rate used in the goodwill impairment test of each reporting unit for the third and fourth quarters of 2012:

	Business Services	Consumer Services	Wealth Management
Discount Rate:			
4th Quarter	14%	13%	13%
3rd Quarter	14%	13%	12%

The table below summarizes the discount rate used in the goodwill impairment tests of the former Banking/Treasury reporting unit for the reporting periods indicated:

	2nd Quarter 2012	1st Quarter 2012	4th Quarter 2011	3rd Quarter 2011
Discount Rate	14%	14%	15%	15%

In estimating future cash flows, a balance sheet as of the test date and a statement of operations for the last twelve months of activity for each reporting unit are compiled. From that point, future balance sheets and statements of operations are projected based on the inputs discussed below. Cash flows are based on expected future capitalization requirements due to balance sheet growth and anticipated changes in regulatory capital requirements. The baseline cash flows utilized in all models correspond to the most recent internal forecasts and/or budgets that range from 1 to 3 years. These internal forecasts are based on inputs developed in the Company's capital planning processes.

Regions uses the guideline public company method and the guideline transaction method as the two market approaches. The public company method applies a value multiplier derived from each reporting unit's peer group to tangible book value or earnings (for Wealth Management) and an implied control premium to the respective reporting unit. The control premium is evaluated and compared to similar financial services transactions considering the absolute and relative potential revenue synergies and cost savings. The transaction method applies a value multiplier to a financial metric of the reporting unit based on comparable observed purchase transactions in the financial services industry for the reporting unit (where available).

Refer to the discussion of intangible assets in Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for a discussion of these approaches and Note 9 "Intangible Assets" for a discussion of the assumptions. The fair values of assets and liabilities are determined using an exit price concept. Refer to Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for discussions of the exit price concept and the determination of fair values of financial assets and liabilities.

Throughout 2009 and 2010 in the former Banking/Treasury reporting unit, the credit quality of Regions' loan portfolio declined, which contributed to increased losses as well as elevated non-performing loan levels. Accordingly, Regions performed tests of goodwill for impairment during each quarter of 2010 and during the second, third and fourth quarters of 2009 in a manner consistent with the test conducted in the fourth quarter of 2008. While credit quality has improved, Regions continued to perform its goodwill impairment tests during the four quarters of 2011 and the first two quarters of 2012, in a manner consistent with the tests conducted in prior periods, primarily due to the Company's market capitalization remaining below book value. As a result of the management reporting changes described above, Regions revised its reportable segments and, consequently, its reporting units from the three segments previously reported and reallocated goodwill to the new reporting units based on the relative fair values of the revised reporting units. The long-term fair value of equity was determined using both income and market approaches (referenced above and discussed in Note 9 "Intangible Assets"). The results of these calculations indicated that the estimated fair value of the Wealth Management reporting unit was greater than its carrying amount and the estimated fair values of the Business Services and Consumer Services reporting units were less than their respective carrying amounts. At October 1, 2012, the carrying amount and estimated fair value of the Business Services reporting unit were $8.7 billion and $7.1 billion, respectively, while the carrying amount of goodwill for the reporting unit was $2.6 billion. At October 1, 2012, the carrying amount and estimated fair value of the Consumer Services reporting unit were $5.2 billion and $5.2 billion respectively, while the carrying amount of goodwill for the reporting unit was $1.8 billion. Therefore, Step Two of the goodwill impairment test was performed for both the Business Services and Consumer Services reporting units. In Step Two, the fair values of each reporting unit's assets, both tangible and intangible, and liabilities were determined using estimates of the amounts at which the assets (or liabilities) could be bought (or incurred) or sold (settled) in a taxable transaction between willing participants. For the Business Services and Consumer Services reporting units, the effects of the Step Two adjustments, which were primarily write-downs of assets to fair value, exceeded any reductions in the value of common equity determined in Step One; accordingly the calculation of implied goodwill exceeded its carrying amount. Therefore, the results were no impairment for the Business Services and Consumer Services reporting units, whose implied fair value of goodwill exceeded their carrying amounts by approximately 74 percent and 202 percent, respectively, as of October 1, 2012.

Specific factors as of the date of filing the financial statements that could negatively impact the assumptions used in assessing goodwill for impairment include: a protracted decline in the Company's market capitalization, disparities in the level of fair value changes in net assets (especially loans) compared to equity, increases in book values of equity of a reporting unit in excess of the increase in fair value of equity, adverse business trends resulting from litigation and/or regulatory actions, higher loan losses, lengthened forecasts of higher unemployment relative to pre-crisis levels beyond 2013, future increased minimum regulatory capital requirements above current thresholds (refer to Note 13 "Regulatory Capital Requirements and Restrictions" for a discussion of current minimum regulatory requirements), future federal rules and regulations resulting from the Dodd-Frank Act, and/or a protraction in the current low level of interest rates significantly beyond 2014.

The following tables present an analysis of independent changes in market factors and significant assumptions that could adversely impact the carrying balance of goodwill in the Business Services reporting unit. Due to the magnitude of the excess of the Consumer Services reporting unit's implied fair value of goodwill over its carrying amount, no such table has been included for this reporting unit.

Impact to the Carrying Value of Goodwill
Business Services Reporting Unit

Change in Discount Rate	Estimated Amount of Impairment
	(In millions)
+ 7.1% (from 14% to 21.1%)	$ (a)
+ 8.0%	(147)
+ 9.0%	(219)
Improvement in Loan Fair Values (b)	
+ 4.4 Percentage Points	$ (a)
+ 5.4 Percentage Points	(435)
+ 6.4 Percentage Points	(868)

(a) Represents the point at which the implied fair value of goodwill would approximate its carrying value.

(b) Business Services loan discount to fair value is 7.9%.

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in implied fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the implied fair value of goodwill is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another which may either magnify or counteract the effect of the change.

Other identifiable intangible assets, primarily core deposit intangibles and credit card intangibles, are reviewed at least annually (usually in the fourth quarter) for events or circumstances which could impact the recoverability of the intangible asset. These events could include loss of core deposits, significant losses of credit card accounts and/or balances, increased competition or adverse changes in the economy. To the extent an other identifiable intangible asset is deemed unrecoverable, an impairment loss would be recorded to reduce the carrying amount. These events or circumstances, if they occur, could be material to Regions' operating results for any particular reporting period but the potential impact cannot be reasonably estimated.

Mortgage Servicing Rights

Regions estimates the fair value of its mortgage servicing rights in order to record them at fair value on the balance sheet. Although sales of mortgage servicing rights do occur, mortgage servicing rights do not trade in an active market with readily observable market prices and the exact terms and conditions of sales may not be readily available, and are therefore Level 3 valuations in the fair value hierarchy previously discussed in the "Fair Value Measurements" section. Specific characteristics of the underlying loans greatly impact the estimated value of the related mortgage servicing rights. As a result, Regions stratifies its mortgage servicing portfolio on the basis of certain risk characteristics, including loan type and contractual note rate, and values its mortgage servicing rights using discounted cash flow modeling techniques. These techniques require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted mortgage loan prepayment rates, discount rates, escrow balances and servicing costs. Changes in interest rates, prepayment speeds or other factors impact the fair value of mortgage servicing rights which impacts earnings. Based on a hypothetical sensitivity analysis, Regions estimates that a reduction in primary mortgage market rates of 25 basis points and 50 basis points would reduce the December 31, 2012 fair value of mortgage servicing rights by approximately 7 percent ($13 million) and 14 percent ($26 million), respectively. Conversely, 25 basis point and 50 basis point increases in these rates would increase the December 31, 2012 fair value of mortgage servicing rights by approximately 7 percent ($14 million) and 15 percent ($28 million), respectively. Regions also estimates that an increase in servicing costs of approximately $10 per loan, or 18 percent, would result in a decline in the value of the mortgage servicing rights by approximately $7 million or 3 basis points.

The pro forma fair value analysis presented above demonstrates the sensitivity of fair values to hypothetical changes in primary mortgage rates. This sensitivity analysis does not reflect an expected outcome. Refer to the "Mortgage Servicing Rights" discussion in the "Balance Sheet" analysis section found later in this report.

Income Taxes

Accrued income taxes are reported as a component of either other assets or other liabilities, as appropriate, in the consolidated balance sheets and reflect management's estimate of income taxes to be paid or received.

Deferred income taxes represent the amount of future income taxes to be paid or received and are accounted for using the asset and liability method. The net balance is reported in other assets in the consolidated balance sheets. The Company determines the realization of the deferred tax asset based upon an evaluation of the four possible sources of taxable income: 1) the future reversals of taxable temporary differences; 2) future taxable income exclusive of reversing temporary differences and carryforwards; 3) taxable income in prior carryback years; and 4) tax-planning strategies. In projecting future taxable income, the Company utilizes forecasted pre-tax earnings, adjusts for the estimated book-tax differences and incorporates assumptions, including the amounts of income allocable to taxing jurisdictions. These assumptions require significant judgment and are consistent with the plans and estimates the Company uses to manage the underlying businesses. The realization of the deferred tax assets could be reduced in the future if these estimates are significantly different than forecasted. For a detailed discussion of realization of deferred tax assets, refer to the "Income Taxes" section found later in this report.

The Company is subject to income tax in the U.S. and multiple state and local jurisdictions. The tax laws and regulations in each jurisdiction may be interpreted differently in certain situations, which could result in a range of outcomes. Thus, the Company is required to exercise judgment regarding the application of these tax laws and regulations. The Company will evaluate and recognize tax liabilities related to any tax uncertainties. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from the current estimate of the tax liabilities.

The Company's estimate of accrued income taxes, deferred income taxes and income tax expense can also change in any period as a result of new legislative or judicial guidance impacting tax positions, as well as changes in income tax rates. Any changes, if they occur, can be significant to the Company's financial position, results of operations or cash flows.

OPERATING RESULTS

GENERAL

For 2012, Regions reported net income available to common shareholders of $991 million, or $0.71 per diluted common share. In January 2012, Regions entered into an agreement to sell Morgan Keegan to Raymond James Financial, Inc. The results of the entities sold are presented as discontinued operations. Refer to Note 3 "Discontinued Operations" of the consolidated financial statements for additional information. Regions reported net income from continuing operations available to common shareholders of $1,050 million, or $0.76 per diluted common share in 2012. Regions' net loss from discontinued operations was $59 million, or ($0.04) per diluted common share.

Regions' 2012 results from continuing operations reflected a significant decline in its provision for loan losses resulting from continued improving credit metrics and lower non-interest expenses due to a $253 million non-cash goodwill impairment charge in 2011. Regions also experienced lower net interest income as a result of a decline in interest-earning asset levels combined with lower earning asset yields, as well as, slightly lower non-interest income.

NET INTEREST INCOME AND MARGIN

Net interest income (interest income less interest expense) is Regions' principal source of income and is one of the most important elements of Regions' ability to meet its overall performance goals. Net interest income on a taxable-equivalent basis decreased approximately $95 million, or 2.8 percent in 2012, from 2011 driven by a 4 percent decrease in the level of average earning assets, from $112.2 billion in 2011 to $107.8 billion in 2012. The net interest margin increased to 3.11 percent in 2012 from 3.07 percent in 2011, reflecting a favorable mix shift in deposits out of higher cost time deposits into low cost checking, savings and money market accounts.

Comparing 2012 to 2011, interest-earning asset yields were lower, decreasing 15 basis points on average. However, interest-bearing liability rates were also lower, declining by 23 basis points, more than offsetting the drop in interest-earning asset yields. As a result, the net interest rate spread increased 8 basis points to 2.86 percent in 2012 compared to 2.78 percent in 2011.

Continued low levels of long-term interest rates affected interest-earning asset yields through their influence on the behavior and pricing of both variable-rate and fixed-rate loans and securities. Monetary policy action pursued by the Federal Reserve, as well as a modest pace of economic recovery resulted in sustained low levels of both long and short term interest rates in 2012. The yield on the benchmark 10-year U.S. Treasury note, particularly in the second half of 2012, fluctuated mainly in the range of 1.40 percent to 1.80 percent, which is approximately 100 basis points lower than in 2011. The level of long-term rates has precipitated higher levels of prepayment, particularly in fixed-rate loans and securities, which can result in the replacement of these assets at lower rates of interest. This pressure impacts portfolios that have a significant concentration of fixed-rate loans. For example, the taxable investment securities portfolio, which contains significant residential fixed-rate exposure, decreased in yield from 3.08 percent in 2011 to 2.55 percent in 2012.

The negative influence of low, long-term interest rates on the net interest margin, however, was offset by improvements in liability costs. The Federal Reserve's Rate of Interest on Excess Reserves and the prime rate, which are influential drivers of loan and deposit pricing on the shorter end of the yield curve, remained low at approximately 0.25 percent and 3.25 percent, respectively, throughout 2012, which was essentially unchanged from the previous year-end level. The Company's loan pricing is also influenced by the 30-day London Interbank Offering Rate ("LIBOR"), which, on average was 24 basis points 2012. With short-term interest rates remaining low, deposit costs improved considerably from 0.49 percent in 2011 to 0.30 percent in 2012. There was substantial improvement in costs in every deposit category, including average money market accounts which declined from 0.29 percent to 0.18 percent. The improvement in overall deposit costs was also attributable to a less costly mix of deposits. For example, average time deposits declined from $21.6 billion, or 22.6 percent of total average deposits, in 2011 to $16.5 billion, or 17.3 percent of total average deposits, in 2012. Meanwhile, average non-interest bearing customer deposits increased from $27.7 billion in 2011 to $29.4 billion in 2012. Net interest margin was also supported by a favorable shift of funding to customer deposits from more costly long-term borrowings. Average long-term borrowings declined to $6.7 billion in 2012 as compared to $11.2 billion in 2011.

Table 3 "Consolidated Average Daily Balances and Yield/Rate Analysis for Continuing Operations" presents a detail of net interest income (on a taxable-equivalent basis), the net interest margin, and the net interest spread.

Table 3—Consolidated Average Daily Balances and Yield/Rate Analysis from Continuing Operations

	2012			2011			2010		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets	(Dollars in millions; yields on taxable-equivalent basis)								
Interest-earning assets:									
Federal funds sold and securities purchased under agreements to resell	$ —	$ —	— %	$ 4	$ —	— %	$ 377	$ 2	0.53%
Trading account assets	134	3	2.24	166	4	2.41	175	7	4.00
Securities:									
Taxable	26,667	681	2.55	24,586	758	3.08	23,851	873	3.66
Tax-exempt	17	—	—	31	—	—	44	1	2.27
Loans held for sale	1,150	33	2.87	1,131	35	3.09	1,281	39	3.04
Loans, net of unearned income (1) (2)	76,035	3,227	4.24	80,673	3,477	4.31	86,660	3,734	4.31
Other interest-earning assets	3,792	9	0.24	5,623	13	0.23	5,119	13	0.25
Total interest-earning assets	107,795	3,953	3.67	112,214	4,287	3.82	117,507	4,669	3.97
Allowance for loan losses	(2,376)			(3,114)			(3,187)		
Cash and due from banks	1,836			1,988			2,021		
Other non-earning assets	14,927			15,631			16,379		
	$122,182			$126,719			$132,720		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Savings accounts	$ 5,589	4	0.07	$ 5,062	5	0.10	$ 4,459	4	0.09
Interest-bearing transaction accounts	19,419	23	0.12	15,613	27	0.17	14,404	32	0.22
Money market accounts—domestic (7)	24,116	43	0.18	25,117	72	0.29	26,737	116	0.43
Money market accounts—foreign (7)	355	—	—	544	1	0.18	653	1	0.15
Time deposits—customer	16,484	214	1.30	21,635	367	1.70	26,236	601	2.29
Total customer deposits—interest-bearing	65,963	284	0.43	67,971	472	0.69	72,489	754	1.04
Time deposits—non customer	3	—	—	11	—	—	54	1	1.85
Total treasury deposits—interest-bearing	3	—	—	11	—	—	54	1	1.85
Total interest-bearing deposits (4)	65,966	284	0.43	67,982	472	0.69	72,543	755	1.04
Federal funds purchased and securities sold under agreements to repurchase	1,852	2	0.11	1,801	(1)	(0.06)	1,983	3	0.15
Other short-term borrowings	251	—	—	186	—	—	331	1	0.30
Long-term borrowings	6,694	317	4.74	11,240	371	3.30	15,489	489	3.16
Total interest-bearing liabilities (5)	74,763	603	0.81	81,209	842	1.04	90,346	1,248	1.38
Net interest spread			2.86			2.78			2.59
Customer deposits—non-interest-bearing (4) (5) (7)	29,364			27,689			23,946		
Other liabilities	3,020			2,471			2,512		
Stockholders' equity	15,035			15,350			15,916		
	$122,182			$126,719			$132,720		
Net interest income/margin on a taxable-equivalent basis from continuing operations (3) (6)		$3,350	3.11%		$3,445	3.07%		$3,421	2.91%

(1) Loans, net of unearned income include non-accrual loans for all periods presented.
(2) Interest income includes loan fees of $65 million, $50 million and $37 million for the years ended December 31, 2012, 2011 and 2010, respectively.
(3) The computation of taxable-equivalent net interest income is based on the stautory federal income tax rate of 35%, adjusted for applicable state income taxes net of the related federal tax benefit.
(4) Total deposit costs may be calculated by dividing total interest expense on deposits by the sum of interest-bearing deposits and non-interest bearing deposits. The rates for total deposit costs equal 0.30%, 0.49% and 0.78% for the years ended December 31, 2012, 2011 and 2010, respectively.
(5) Total funding costs from continuing operations may be calculated by dividing total interest expense on interest-bearing liabilities by the sum of interest-bearing liabilities and non-interest bearing deposits. The rates for total funding costs from continuing operations equal 0.58%, 0.77% and 1.09% for the years ended December 31, 2012, 2011, and 2010, respectively.
(6) The table above does not include average assets, average liabilities, interest income or interest expense for discontinued operations (see Note 3 to the consolidated financial statements). If these assets, liabilities, and net interest income were included in the calculation, the consolidated net interest income and margin on a taxable equivalent basis would be $3,356 million and 3.10%, $3,476 million and 3.05% and $3,464 million and 2.90% for the years ended December 31, 2012, 2011, and 2010, respectively.
(7) Prior period amounts have been reclassified to conform to the current period classification.

Table 4—Volume and Yield/Rate Variances from Continuing Operations

	2012 Compared to 2011			2011 Compared to 2010		
	Change Due to			Change Due to		
	Volume	Yield/ Rate	Net	Volume	Yield/ Rate	Net
	(Taxable-equivalent basis—in millions)					
Interest income on:						
Federal funds sold and securities purchased under agreements to resell	$—	$—	$—	$ (1)	$ (1)	$ (2)
Trading account assets	(1)	—	(1)	—	(3)	(3)
Securities:						
Taxable	61	(138)	(77)	26	(141)	(115)
Tax-exempt	—	—	—	—	(1)	(1)
Loans held for sale	1	(3)	(2)	(5)	1	(4)
Loans, net of unearned income	(198)	(52)	(250)	(258)	1	(257)
Other interest-earning assets	(4)	—	(4)	1	(1)	—
Total interest-earning assets	(141)	(193)	(334)	(237)	(145)	(382)
Interest expense on:						
Savings accounts	—	(1)	(1)	1	—	1
Interest-bearing transaction accounts	6	(10)	(4)	3	(8)	(5)
Money market accounts—domestic	(3)	(26)	(29)	(7)	(37)	(44)
Money market accounts—foreign	—	(1)	(1)	—	—	—
Time deposits—customer	(77)	(76)	(153)	(95)	(139)	(234)
Total customer deposits—interest-bearing	(74)	(114)	(188)	(98)	(184)	(282)
Time deposits—non customer	—	—	—	—	(1)	(1)
Total treasury deposits—interest-bearing	—	—	—	—	(1)	(1)
Total interest-bearing deposits	(74)	(114)	(188)	(98)	(185)	(283)
Federal funds purchased and securities sold under agreements to repurchase	—	3	3	—	(4)	(4)
Other short-term borrowings	—	—	—	—	(1)	(1)
Long-term borrowings	(181)	127	(54)	(140)	22	(118)
Total interest-bearing liabilities	(255)	16	(239)	(238)	(168)	(406)
Increase (decrease) in net interest income	$ 114	(209)	$ (95)	$ 1	$ 23	$ 24

Notes:

1. The change in interest not due solely to volume or yield/rate has been allocated to the volume column and yield/rate column in proportion to the relationship of the absolute dollar amounts of the change in each.
2. The computation of taxable-equivalent net interest income is based on the statutory federal income tax rate of 35%, adjusted for applicable state income taxes net of the related federal tax benefit.
3. The table above does not include average assets, average liabilities, interest income or interest expense for discontinued operations (see Note 3 to the consolidated financial statements).
4. Prior period amounts for money market accounts-domestic and money market accounts-foreign have been reclassified to conform to the current period classification.

The mix of interest-earning assets can also affect the interest rate spread. Regions' primary types of interest-earning assets are loans and investment securities. Certain types of interest-earning assets have historically generated larger spreads; for example, loans typically generate larger spreads than other assets, such as securities, Federal funds sold or securities purchased under agreements to resell. The spread on loans remained depressed in 2012 due to the low interest rate environment and an elevated level of loans on non-accrual status. Average interest-earning assets at December 31, 2012 totaled $107.8 billion, a decrease of $4.4 billion as compared to the prior year. While average earning assets declined during 2012, the mix changed somewhat, reflecting higher securities balances and a decline in average loans due to muted loan demand, consumer deleveraging and run-off of investor real estate.

Also affecting the interest rate spread and the net interest margin were continued elevated balances of interest-bearing deposits in other banks (included in "other interest-earning assets" in Table 3), primarily the Federal Reserve Bank, as a result of the Company's liquidity management process. These funds generate a significantly lower spread than loans or securities. The levels of cash reserves negatively impacted the net interest margin by 9 basis points in 2012 and 13 basis points in 2011. In addition, overall levels of non-performing assets negatively impacted the net interest margin by 8 basis points in 2012 compared to 14 basis points in 2011.

Average loans as a percentage of average interest-earning assets were 71 percent in 2012 and 72 percent in 2011. The categories, which consist of interest-earning assets, are shown in Table 3 "Consolidated Average Daily Balances and Yield/Rate Analysis for Continuing Operations". The proportion of average interest-earning assets to average total assets which was 88 percent and 89 percent in 2012 and in 2011, respectively, measures the effectiveness of management's efforts to invest available funds into the most profitable interest-earning vehicles. This measure was consistent with the prior year as the overwhelming majority of the decline in total assets in 2012 was in interest-earning assets. Funding for Regions' interest-earning assets comes from interest-bearing and non-interest-bearing sources. Another significant factor affecting the net interest margin is the percentage of interest-earning assets funded by interest-bearing liabilities. The percentage of average interest-earning assets funded by average interest-bearing liabilities was 69 percent in 2012 and 72 percent in 2011, reflecting growth in non-interest bearing deposits.

Table 4 "Volume and Yield/Rate Variances from Continuing Operations" provides additional information with which to analyze the changes in net interest income.

PROVISION FOR LOAN LOSSES

The provision for loan losses is used to maintain the allowance for loan losses at a level that, in management's judgment, is appropriate to absorb probable losses inherent in the portfolio at the balance sheet date. During 2012, the provision for loan losses was $213 million and net charge-offs were $1.0 billion. This compares to a provision for loan losses of $1.5 billion and net charge-offs of $2.0 billion in 2011. Net charge-offs exceeded the provision for loan losses during 2012 primarily resulting from the continued improving credit metrics, including lower levels of non-accrual loans and criticized and classified loans, as well as an overall reduction in loan balances, problem loan resolutions and a continuing mix shift in loans out of higher risk investor real estate and into less risky commercial and industrial loans.

For further discussion and analysis of the total allowance for credit losses, see the "Risk Management" section found later in this report. See also Note 6 "Allowance for Credit Losses" to the consolidated financial statements.

NON-INTEREST INCOME

Non-interest income from continuing operations represents fees and income derived from sources other than interest-earning assets. Table 5 "Non-Interest Income from Continuing Operations" provides a detail of the components of non-interest income from continuing operations. Non-interest income decreased $43 million to $2.1 billion in 2012 compared to 2011. The decrease is primarily due to lower service charges on deposit accounts and securities gains, partially offset by an increase in mortgage income.

Table 5—Non-Interest Income from Continuing Operations

	Year Ended December 31		
	2012	2011	2010
	(In millions)		
Service charges on deposit accounts	$ 985	$1,168	$1,174
Investment fee income	110	64	69
Mortgage income	363	220	247
Trust department income	195	199	196
Securities gains, net	48	112	394
Insurance commissions and fees	109	106	104
Leveraged lease termination gains	14	8	78
Commercial credit fee income	68	80	76
Bank-owned life insurance	81	83	88
Net loss from affordable housing	(49)	(69)	(72)
Credit card / bank card income	85	65	31
Other miscellaneous income	91	107	104
	$2,100	$2,143	$2,489

Service Charges on Deposit Accounts

Income from service charges on deposit accounts decreased 16 percent in 2012 and totaled $985 million and $1.2 billion in 2012 and 2011, respectively. The decrease was primarily driven by policy changes negatively impacting non-sufficient fund fees related to Regulation E, as well as a decline in interchange income as a result of debit interchange price controls implemented in the fourth quarter of 2011. During 2012, service charges on deposit accounts were also negatively impacted by a total of approximately $35 million in customer refunds resulting from a change in the Company's non-sufficient funds policy.

Interchange income, which is included in service charges on deposit accounts, was impacted by the Federal Reserve's rulemaking required by section 1075 of the Dodd-Frank Act. The Federal Reserve Board of Governors announced its final rule on debit card interchange fees mandated by the Durbin Amendment to the Dodd-Frank Act effective October 1, 2011, which contributed to the decline in service charges in 2012.

Investment Fee and Trust Department Income

Total investment fee income, which primarily relates to capital markets activities such as loan syndications, foreign exchange and derivatives, increased 72 percent to $110 million in 2012 from $64 million in 2011, due primarily to improved market valuations in the customer derivative portfolio. Trust department income decreased 2 percent to $195 million in 2012, driven by declines in assets under management to approximately $72.7 billion at year-end 2012 compared to approximately $74.6 billion at year-end 2011.

Mortgage Income

Mortgage income is generated through the origination and servicing of mortgage loans for long-term investors and sales of mortgage loans in the secondary market. Mortgage income increased $143 million or 65 percent to $363 million in 2012. The increase reflects wider margins as a result of favorable market conditions, as well as an increase in originations driven by customers taking advantage of the opportunity to refinance under the extended Home Affordable Refinance Program, or HARP II. Mortgage originations totaled $8.0 billion in 2012 as compared to $6.3 billion in 2011. In 2012, refinancing encompassed 63 percent of mortgage originations versus 54 percent in 2011.

At December 31, 2012, $26.2 billion of Regions' servicing portfolio was serviced for third parties. At December 31, 2011, $26.7 billion of the servicing portfolio was serviced for third parties.

Securities Gains, Net

Regions reported net gains of $48 million from the sale of securities available for sale in 2012, as compared to net gains of $112 million in 2011. Lower security gains during 2012 were due to lower volumes of securities sales resulting from the Company's asset/liability management process. Refer to the "Securities" section in the "Balance Sheet Analysis" for further discussion.

Insurance Commissions and Fees

Regions provides property and casualty, life and health, mortgage, title and other specialty insurance and credit related products to businesses and individuals. Insurance commissions and fees increased 3 percent to $109 million in 2012, compared to $106 million in 2011. The increase is primarily due to growth in the agency business as well as stabilizing insurance rates and exposures.

Leveraged Lease Termination Gains

Regions terminated certain leveraged leases in 2012 and 2011 resulting in gains of $14 million and $8 million, respectively. These termination gains were largely offset by increases in income tax expense.

Commercial Credit Fee Income

Commercial credit fee income decreased 15 percent to $68 million in 2012, compared to $80 million in 2011. This decrease is primarily due to a decline in standby letters of credit. Regions' ability to originate standby letters of credit has been impacted by its credit rating in the prior years, as many beneficiaries require investment grade ratings for the issuing bank. During 2012, Moody's and S&P upgraded credit ratings for Regions Financial Corporation and its subsidiaries.

Bank-Owned Life Insurance

Bank-owned life insurance income decreased 2 percent to $81 million in 2012, compared to $83 million in 2011. This decrease is primarily due to a decline in death benefits and crediting rates.

Credit Card / Bank Card Income

Credit card / bank card income increased $20 million in 2012 as compared to 2011. Credit card income is derived from activity related to the Regions-branded credit card portfolio purchased from FIA Card Services in the second quarter of 2011 and subsequent originations. Bank card income relates to commercial purchasing cards. The increase during 2012 is due to an entire year's worth of impact from the 2011 credit card portfolio purchase.

NON-INTEREST EXPENSE

The following section contains a discussion of non-interest expense from continuing operations. The largest components of non-interest expense are salaries and employee benefits, net occupancy expense and furniture and equipment expense. Non-interest expense in 2012 was down $336 million from 2011. Non-interest expense in 2011 included $253 million in goodwill impairment plus $75 million in branch consolidation and property and equipment charges. The decline in non-interest expense in 2012 included $61 million in net gains related to the sale of loans held for sale in excess of their carrying values, plus a reduction in other real estate owned expenses of $110 million partially offset by a $159 million increase in salaries and employee benefits. Table 6 "Non-Interest Expense from Continuing Operations" presents total non-interest expense for the years ended December 31, 2012, 2011 and 2010.

Table 6—Non-Interest Expense from Continuing Operations

	Year Ended December 31		
	2012	2011	2010
	(In millions)		
Salaries and employee benefits	$1,763	$1,604	$1,640
Net occupancy expense	382	388	411
Furniture and equipment expense	261	275	277
Professional and legal expenses	114	175	170
Amortization of core deposit intangible	83	95	107
Other real estate owned expense	52	162	209
Credit/checkcard expenses	64	50	41
Branch consolidation and property and equipment charges	—	75	—
(Gain)/loss on loans held for sale, net	(61)	1	32
Deposit administrative fee	162	217	220
Marketing	87	62	66
Outside services	82	62	52
Loss on early extinguishment of debt	11	—	108
REIT investment early termination costs	42	—	—
Provision (credit) for unfunded credit commitments	5	7	(3)
Regulatory charge	—	—	75
Goodwill impairment	—	253	—
Other miscellaneous expenses	479	436	454
	$3,526	$3,862	$3,859

Salaries and Employee Benefits

Total salaries and employee benefits increased $159 million, or 10 percent, in 2012. The year-over-year increase was primarily due to higher pension costs, annual merit increases, restricted stock awards and incentive increases, including mortgage-related incentives, partially offset by a decline in headcount from 23,707 at December 31, 2011 to 23,427 at December 31, 2012.

Regions provides employees who meet established employment requirements with a benefits package that includes 401(k), pension, and medical, life and disability insurance plans. The pension plan has been closed to new enrollments since 2006. Regions' 401(k) plan includes a Company match of eligible employee contributions. See Note 17 "Employee Benefit Plans" to the consolidated financial statements for further details.

There are various incentive plans in place in many of Regions' lines of business that are tied to the performance levels of employees. In general, incentives are used to reward employees for selling products and services, for productivity improvements and for achievement of corporate financial goals. These achievements are determined through a review of profitability and risk management. Regions' long-term incentive plan provides for the granting of stock options, restricted stock, restricted stock units and performance shares. See Note 16 "Share-Based Payments" to the consolidated financial statements for further information.

Net Occupancy Expense

Net occupancy expense includes rents, depreciation and amortization, utilities, maintenance, insurance, taxes, and other expenses of premises occupied by Regions and its affiliates. Net occupancy expense decreased $6 million, or 2 percent, in 2012. Rent expense decreased as a result of branch consolidations that occurred in early 2010 and late 2011, as well as a result of other lease downsizing efforts. At December 31, 2012, Regions had 1,711 branches compared to 1,726 at December 31, 2011.

Furniture and Equipment Expense

Furniture and equipment expense decreased by 5 percent to $261 million in 2012 primarily driven by branch consolidations.

Professional and Legal Expenses

Professional and legal expenses are comprised of amounts related to legal, consulting and other professional fees. These expenses decreased $61 million or 35 percent to $114 million in 2012, reflecting a decrease in the level of legal expenses and recognition of recoveries from previously established legal accruals. Refer to Note 23 "Commitments, Contingencies and Guarantees" to the consolidated financial statements for additional information.

Amortization of Core Deposit Intangibles

The premium paid for core deposits in an acquisition is considered to be an intangible asset that is amortized on an accelerated basis over its useful life. As a result, amortization of core deposit intangibles decreased 13 percent to $83 million in 2012 compared to $95 million in 2011. Regions reviews core deposit intangibles for events or circumstances which could impact the recoverability of the intangible assets. Regions' annual 2012 impairment test resulted in no impairment. The test reflected an increase in the estimated life of Regions' core deposit intangibles. Amortization expense will be revised to reflect the increased estimated life beginning in 2013. See Note 9 "Intangible Assets" to the consolidated financial statements for additional information.

Other Real Estate Owned Expense

Other real estate owned ("OREO") expense includes the cost of adjusting foreclosed properties and other property held for sale to estimated fair value after these assets have been classified as OREO, net gains and losses on sales of properties, and other costs to maintain the property such as property taxes, security, and grounds maintenance. Through Regions' efforts to sell foreclosed properties, those balances decreased $147 million to $149 million in 2012. This reduction in foreclosed properties balances, along with lower valuation charges as a result of stabilizing real estate values, was the primary driver of the $110 million decline in OREO expense in 2012. See the "Foreclosed Properties" section later in the "Balance Sheet Analysis" section.

Credit/Checkcard Expenses

Credit/checkcard expenses increased $14 million for 2012 when compared to 2011. The year-over-year increase is due to the effect of an entire year's worth of impact from the credit card portfolio purchase at the end of the second quarter of 2011.

Branch Consolidation and Property and Equipment Charges

Non-interest expense in 2011 included $75 million of branch consolidation charges related to lower of cost or market adjustments on owned branch property, terminated ground leases and impairment of other equipment. The charges were driven primarily by Regions' decision to consolidate approximately 40 branches.

(Gain)/Loss on Loans Held for Sale, Net

The Company recorded a $61 million reduction in non-interest expense for 2012 related to gains on loans held for sale. The Company recorded losses on loans held for sale of $1 million for 2011. The improvement during 2012 relates to sales and paydowns of individual loans at amounts in excess of carrying value.

Deposit Administrative Fees

Deposit administrative fees decreased in 2012 by $55 million to $162 million. Deposit administrative fees were impacted by a new assessment rule in 2011, which revised the deposit insurance assessment system for large institutions. The new rule changed the assessment base from deposits as the basis and utilizes a risk-based approach which calculates the assessment using average consolidated assets minus average tangible equity. Implementation of the new rule was effective beginning in the second quarter of 2011. The bank regulatory agencies' ratings, comprised of Regions Bank's capital, asset quality, management, earnings, liquidity and sensitivity to risk, along with certain financial ratios are used in determining deposit administrative fees. The decrease in 2012 was related to lower asset balances, including a reduction in higher risk loans and improved performance metrics, including asset quality metrics, all of which impact the fee calculation. For further information, see discussion of Deposit Insurance in the Supervision and Regulation section of Item 1 of this Form 10-K.

Marketing

Marketing increased $25 million in 2012 compared to 2011, primarily due to costs incurred for customer communications in conjunction with Regions' third quarter 2012 assumption of the servicing of the credit card portfolio which had been purchased in the second quarter of 2011.

Outside Services

Outside services increased in 2012 by $20 million to $82 million. The increase was due primarily to expenses incurred related to assuming the servicing of the credit card portfolio during the third quarter of 2012 that was purchased at the end of the second quarter of 2011, as well as fees related to the routine purchases of indirect loans from a third party.

Loss on Early Extinguishment of Debt

During the fourth quarter of 2012, the Company redeemed all issued and outstanding 8.875% Trust Preferred Securities issued by Regions Financing Trust III ("trust preferred securities"). The aggregate principal amount of the trust preferred securities was approximately $345 million. The Company recognized an $11 million loss on the early redemption of these securities.

REIT Investment Early Termination Costs

On November 30, 2012, Regions entered into an agreement with a third party investor in Regions Asset Management Company, Inc., a real estate investment trust, pursuant to which the investment was fully redeemed. As a result, Regions incurred early termination costs of approximately $42 million.

Goodwill Impairment

As a result of the process of selling Morgan Keegan, Regions' 2011 results include a non-cash goodwill impairment charge of $731 million (net of $14 million income tax impact) within the investment banking/ brokerage/trust segment. Based on a relative fair value allocation, $478 million was recorded within discontinued operations and $253 million within continuing operations. The goodwill impairment charge is a non-cash item which does not have an adverse impact on regulatory capital. Refer to Note 9 "Intangible Assets" in the footnotes to the consolidated financial statements for further details.

Other Miscellaneous Expenses

Other miscellaneous expenses increased $43 million in 2012 compared to 2011. The primary drivers of the increase were mortgage repurchase expenses (see Note 7 "Servicing of Financial Assets"), amortization of intangible assets related to the credit card portfolio purchase and bank operational losses. This item also includes expenses for communications, postage, supplies, certain credit-related costs and business development services.

INCOME TAXES

The Company's income tax expense from continuing operations for 2012 was $482 million compared to a tax benefit of $28 million in 2011, resulting in an effective tax rate of 29.0 percent and (17.4) percent, respectively. The increase in income tax expense was primarily a result of positive consolidated pre-tax earnings.

At December 31, 2012, the Company reported a net deferred tax asset of $763 million compared to $1.3 billion at December 31, 2011. The change is principally due to a decrease in the allowance for loan losses and utilization of tax credit carryforwards. Of the balance at December 31, 2012, $462 million was generated from differences between the financial statement carrying amounts and the corresponding tax bases of assets and liabilities, of which a significant portion relates to the allowance for loan losses. These net deferred tax assets have not yet reduced taxable income and therefore do not have a set expiration date. The remaining $301 million net deferred tax asset balance relates to tax carryforwards that have defined expiration dates which are typically 15 or 20 years from the date of creation. Of the $301 million, $68 million of this deferred tax asset is related to tax carryforwards that have expiration dates prior to the tax year 2025.

The Company continually assesses the realizability of its deferred tax assets based on an evaluative process that considers all available positive and negative evidence. The Company has established a valuation allowance in the amount of $70 million at December 31, 2012 and $32 million at December 31, 2011 because the Company believes that a portion of the state operating loss carryforwards and state tax credit carryforwards will not be utilized. As part of this evaluative process, management considers the following sources of taxable income: 1) the future reversals of taxable temporary differences; 2) future taxable income exclusive of reversing temporary differences and carryforwards; 3) taxable income in prior carryback years; and 4) tax-planning strategies. In making a conclusion, management has evaluated all available positive and negative evidence impacting these sources of taxable income. The primary sources of evidence impacting management's judgment regarding the realization of the Company's deferred tax assets are summarized below.

- History of earnings—As of December 31, 2012, the Company has reestablished a positive earnings trend and is not in a three-year cumulative loss position. Therefore, the Company no longer has this negative evidence to consider in the valuation of its deferred tax assets. The Company did not generate any federal net operating losses or tax credit carryforwards until 2009, and in 2011 the Company utilized all federal net operating losses. In 2012, the Company utilized a significant portion of its federal tax credit carryforwards. There is no history of significant tax carryforwards expiring unused.

- Reversals of taxable temporary differences—The Company anticipates that future reversals of taxable temporary differences, including the accretion of taxable temporary differences related to leveraged leases acquired in a prior business combination, can absorb up to approximately $812 million of deferred tax assets.

- Creation of future taxable income—The Company has projected future taxable income that will be sufficient to absorb the remaining deferred tax assets after the reversal of future taxable temporary differences. The taxable income forecasting process utilizes the forecasted pre-tax earnings and adjusts for book-tax differences that will be exempt from taxation, primarily tax-exempt interest income and bank-owned life insurance, as well as temporary book-tax differences including the allowance for loan losses. The projections relied upon for this process are consistent with those used in the Company's financial forecasting process.

- Ability to implement tax-planning strategies—The Company has the ability to implement tax planning strategies to maximize the realization of deferred tax assets, such as the sale of assets. As an example, at December 31, 2012, the Company's portfolio of securities available for sale had $729 million of gross unrealized pre-tax gains which could accelerate the recognition of the associated taxable temporary differences, which management would consider being a tax planning strategy to maximize the realization of the deferred tax assets that may expire unutilized.

The Company completed the sale of Morgan Keegan and related affiliates to Raymond James on April 2, 2012. The Company has reflected the transaction as if Raymond James purchased the assets of the entities for tax purposes and in January 2013, income tax elections were finalized that are consistent with this treatment.

The Company's effective tax rate is affected by recurring items such as affordable housing tax credits, bank-owned life insurance and tax-exempt income, which are expected to be consistent in the near term. The effective tax rate is also affected by items that may occur in any given period but are not consistent from period to period, such as the termination of certain leveraged leases. Accordingly, future period effective tax rates may not be comparable to the current period.

See Note 1 "Summary of Significant Accounting Policies" and Note 19 "Income Taxes" to the consolidated financial statements for additional information about income taxes.

BALANCE SHEET ANALYSIS

At December 31, 2012, Regions reported total assets of $121.3 billion compared to $127.1 billion at the end of 2011, a decrease of approximately $5.7 billion or 4 percent. The decrease in total assets from year-end 2011 resulted mainly from a decrease in loans, as well as a decrease in other assets. Loans, net of unearned income, declined approximately $3.6 billion, primarily related to the investor real estate portfolio segment. Other assets also declined between years due to decreases in derivative assets and deferred income tax assets, as well as settlements of securities sales. Also, a decrease in interest-bearing deposits in other banks was largely offset by an increase in securities available for sale. The decrease in total assets was also driven by a reduction in trading account assets, which resulted from the closing of the sale of Morgan Keegan (see Note 3 "Discontinued Operations" to the consolidated financial statements).

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks (including the Federal Reserve Bank), and Federal funds sold and securities purchased under agreements to resell (which have a life of 90 days or less). At December 31, 2012, these assets totaled $5.5 billion as compared to $7.2 billion at December 31, 2011. The year-over-year decrease was driven by a decrease in interest-bearing deposits in other banks. These funds were utilized for repurchase of the Series A preferred shares issued to the U.S. Treasury.

Trading Account Assets

Trading account assets decreased $1.2 billion to $116 million at December 31, 2012. The trading account assets were primarily held at Morgan Keegan. As discussed above, early in 2012, Regions completed the sale of Morgan Keegan. Also included in trading account assets are securities held in rabbi trusts related to deferred compensation plans. Trading account assets are carried at fair value with changes in fair value reflected in the consolidated statements of operations. Table 7 "Trading Account Assets" illustrates the total carrying values of trading account assets by category.

Table 7—Trading Account Assets

	December 31	
	2012	2011
	(In millions)	
Trading account assets:		
U.S. Treasury and Federal agency securities	$—	$ 624
Obligations of states and political subdivisions	—	240
Other securities	116	402
	$116	$1,266

Securities

Regions utilizes the securities portfolio to manage liquidity, interest rate risk, and regulatory capital, as well as to take advantage of market conditions to generate a favorable return on investments without undue risk. The portfolio consists primarily of high-quality mortgage-backed and asset-backed securities. Securities represented 22 percent of total assets at December 31, 2012 compared to 19 percent at December 31, 2011. In 2012, total securities, which are almost entirely classified as available for sale, increased $2.8 billion, or 11 percent.

The "Market Risk-Interest Rate Risk" section, found later in this report, further explains Regions' interest rate risk management practices. The weighted-average yield earned on securities, less equities, was 2.57 percent in 2012 and 2.91 percent in 2011. Table 8 "Securities" illustrates the carrying values of total securities by category.

Table 8—Securities

	December 31	
	2012	2011
	(In millions)	
U.S. Treasury securities	$ 54	$ 102
Federal agency securities	555	150
Obligations of states and political subdivisions	9	36
Mortgage-backed securities:		
Residential agency	21,283	22,184
Residential non-agency	13	16
Commercial agency	725	326
Commercial non-agency	1,098	321
Corporate and other debt securities	2,835	537
Equity securities	682	815
	$27,254	$24,487

Securities totaled $27.3 billion at December 31, 2012, an increase of $2.8 billion from year-end 2011 levels. During 2012, Regions purchased approximately $600 million in available for sale federal agency securities, $8.3 billion in available for sale mortgage-backed securities, and $2.4 billion in available for sale high quality investment grade corporate bonds. These purchases were partially offset by sales of approximately $1.4 billion in available for sale mortgage-backed securities, sales of approximately $194 million in available for sale high quality investment grade corporate bonds, paydowns and maturities. The net purchases of agency mortgage-backed securities are an offset to the Company's strategy to sell the majority of agency eligible residential first mortgages at origination, and the corporate bonds increase diversification in the portfolio with an attractive risk and return profile.

Net unrealized gains and losses in the securities available for sale portfolio are included in stockholders' equity as accumulated other comprehensive income or loss, net of tax. At December 31, 2012, securities available for sale included a net unrealized gain of $701 million, which represented the difference between the estimated fair value of these securities as of year-end and their amortized cost. The net unrealized gain represents $729 million in gross unrealized gains and $28 million in gross unrealized losses. At December 31, 2011, securities available for sale included a net unrealized gain of $514 million, comprised of $532 million in gross unrealized gains and $18 million in gross unrealized losses.

The Company reviews its securities portfolio on a regular basis to determine if there are any conditions indicating that a security has other-than-temporary impairment. Factors considered in this determination include the length of time and the extent to which the market value has been below cost, the credit standing of the issuer, Regions' intent to sell and whether it is more likely than not that the Company will have to sell the security before its market value recovers. During 2012 and 2011, Regions recognized minimal levels of securities impairments in earnings. See Note 4 "Securities" to the consolidated financial statements for further details.

Maturity Analysis—The average life of the securities portfolio (excluding equities) at December 31, 2012 was estimated to be 3.9 years, with a duration of approximately 2.7 years. These metrics compare with an estimated average life of 3.9 years, with a duration of approximately 2.1 years for the portfolio at December 31, 2011. Table 9 "Relative Contractual Maturities and Weighted-Average Yields for Securities" provides additional details.

Table 9—Relative Contractual Maturities and Weighted-Average Yields for Securities

	Securities Maturing as of December 31, 2012				
	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Total
	(Dollars in millions)				
Securities:					
U.S. Treasury securities	$ 10	$ 44	$ —	$ —	$ 54
Federal agency securities	3	15	534	3	555
Obligations of states and political subdivisions	2	5	—	2	9
Mortgage-backed securities:					
Residential agency	5	58	1,148	20,072	21,283
Residential non-agency	—	—	—	13	13
Commercial agency	—	—	141	584	725
Commercial non-agency	—	99	246	753	1,098
Corporate and other debt securities	18	945	1,349	523	2,835
	$ 38	$1,166	$3,418	$21,950	$26,572
Weighted-average yield	1.90%	2.42%	2.64%	2.56%	2.57%

Notes:

1. The weighted-average yields are calculated on the basis of the yield to maturity based on the book value of each security. Weighted-average yields on tax-exempt obligations have been computed on a taxable-equivalent basis using a tax rate of 35%. Taxable-equivalent adjustments for the calculation of yields amounted to zero as of December 31, 2012. Yields on tax-exempt obligations have not been adjusted for the non-deductible portion of interest expense used to finance the purchase of tax-exempt obligations.
2. Federal Reserve Bank stock, Federal Home Loan Bank stock, and equity stock of other corporations held by Regions are not included in the table above.

Portfolio Quality—Regions' investment policy emphasizes credit quality and liquidity. Securities rated in the highest category by nationally recognized rating agencies and securities backed by the U.S. Government and government sponsored agencies, both on a direct and indirect basis, represented approximately 90 percent of the investment portfolio at December 31, 2012. All other securities rated below AAA, not backed by the U.S. Government or government sponsored agencies, or which are not rated represented approximately 10 percent of total securities at year-end 2012.

Loans Held for Sale

At December 31, 2012, loans held for sale totaled $1.4 billion, consisting primarily of $1.3 billion of residential real estate mortgage loans and $89 million of non-performing investor real estate loans. At December 31, 2011, loans held for sale totaled $1.2 billion, consisting primarily of $844 million of residential real estate mortgage loans and $328 million of non-performing investor real estate loans. The level of residential real estate mortgage loans held for sale fluctuates depending on the timing of origination and sale to third parties.

Loans

GENERAL

Average loans, net of unearned income, represented 71 percent of average interest-earning assets for the year ended December 31, 2012, compared to 72 percent for the year ended December 31, 2011. Lending at Regions is generally organized along three portfolio segments: commercial loans (including commercial and industrial, and owner occupied commercial real estate mortgage and construction loans), investor real estate loans (commercial real estate mortgage and construction loans) and consumer loans (residential first mortgage, home equity, indirect, consumer credit card and other consumer loans).

Regions manages loan growth with a focus on risk management and risk-adjusted return on capital. Strategic decisions to reduce the concentration in investor real estate, continued run-off of residential mortgage loans, and lower demand for home equity products were the primary contributors to the decrease. The decrease was partially offset by increases in commercial and industrial loans and indirect automobile lending.

Table 10 illustrates a year-over-year comparison of loans by portfolio segment and class and Table 11 provides information on selected loan maturities.

Table 10—Loan Portfolio

	2012	2011	2010	2009	2008
	(In millions, net of unearned income)				
Commercial and industrial	$26,674	$24,522	$22,540	$21,547	$23,596
Commercial real estate mortgage—owner occupied	10,095	11,166	12,046	12,054	11,722
Commercial real estate construction—owner occupied	302	337	470	751	1,605
Total commercial	37,071	36,025	35,056	34,352	36,923
Commercial investor real estate mortgage	6,808	9,702	13,621	16,109	14,486
Commercial investor real estate construction	914	1,025	2,287	5,591	9,029
Total investor real estate	7,722	10,727	15,908	21,700	23,515
Residential first mortgage	12,963	13,784	14,898	15,632	15,839
Home equity	11,800	13,021	14,226	15,381	16,130
Indirect	2,336	1,848	1,592	2,452	3,854
Consumer credit card	906	987	—	—	—
Other consumer	1,197	1,202	1,184	1,157	1,158
Total consumer	29,202	30,842	31,900	34,622	36,981
	$73,995	$77,594	$82,864	$90,674	$97,419

Table 11—Selected Loan Maturities

	Loans Maturing as of December 31, 2012 (2)			
	Within One Year	After One But Within Five Years	After Five Years	Total
	(In millions)			
Commercial and industrial (1)	$ 4,849	$16,312	$5,383	$26,544
Commercial real estate mortgage—owner-occupied	1,932	5,272	2,891	10,095
Commercial real estate construction—owner occupied	15	163	124	302
Total commercial	6,796	21,747	8,398	36,941
Commercial investor real estate mortgage	3,340	3,052	416	6,808
Commercial investor real estate construction	479	399	36	914
Total investor real estate	3,819	3,451	452	7,722
	$10,615	$25,198	$8,850	$44,663

	Predetermined Rate	Variable Rate
	(In millions)	
Due after one year but within five years	$5,476	$19,722
Due after five years	4,505	4,345
	$9,981	$24,067

(1) Excludes $130 million of small business credit card accounts.
(2) Table 11 excludes residential first mortgage, home equity, indirect and other consumer loans.

The following sections describe the composition of the portfolio segments and classes in Table 10 and explain variations in balances from the 2011 year-end. See Note 5 "Loans" and Note 6 "Allowance for Credit Losses" to the consolidated financial statements for additional discussion.

Commercial—The commercial portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases and other expansion projects. Commercial and industrial loans have increased since 2011 due to Regions' integrated approach to specialized lending. Commercial also includes owner-occupied commercial real estate loans to operating businesses, which are loans for long-term financing of land and buildings, and are repaid by cash flow generated by business operations. These loans declined from year-end 2011 as a result of customer deleveraging. Owner-occupied construction loans are made to commercial businesses for the development of land or construction of a building where the repayment is derived from revenues generated from the business of the borrower. During 2012, total commercial loan balances increased $1,046 million, or 3% percent, driven by growth experienced in specialized industry groups.

Investor Real Estate—Loans for real estate development are repaid through cash flow related to the operation, sale or refinance of the property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of real estate or income generated from the real estate collateral. A portion of Regions' investor real estate portfolio segment is comprised of loans secured by residential product types (land, single-family and condominium loans) within Regions' markets. Additionally, this category includes loans made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers. The investor real estate loan segment decreased $3.0 billion from 2011 balances primarily due to continued payoffs, paydowns, and transfers to held for sale.

Residential First Mortgage—Residential first mortgage loans represent loans to consumers to finance a residence. These loans are typically financed over a 15 to 30 year term and, in most cases, are extended to borrowers to finance their primary residence. These loans experienced a $0.8 billion decline to $13.0 billion in 2012, primarily due to consumer deleveraging. However, mortgage origination volume increased to $8.0 billion in 2012 as compared to $6.3 billion in 2011 reflecting customers taking advantage of the opportunity to refinance under the extended Home Affordable Refinance Program, or HARP II. A significant portion of mortgage originations were sold in the secondary market. At the end of 2012, Regions began the process of retaining 15 year fixed-rate mortgage production on the balance sheet which should mitigate additional balance reductions going forward. Refer to Note 6 "Allowance for Credit Losses" to the consolidated financial statements for additional discussion.

Home Equity—Home equity lending includes both home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home. Substantially all of this portfolio was originated through Regions' branch network. During 2012, home equity balances decreased $1.2 billion to $11.8 billion, driven by consumer deleveraging and refinancing. Net charge-offs within the home equity portfolio remain elevated, but decreased in 2012 as compared to 2011. Most of the improvement in losses came from Florida second liens because property values in Florida markets have either stabilized or started to increase. More information related to these developments is included in the "Home Equity" discussion below.

Indirect— Indirect lending, which is lending initiated through third-party business partners, is largely comprised of loans made through automotive dealerships. This portfolio class increased $488 million, or 26 percent in 2012, reflecting growth from the late 2010 re-entry into the indirect auto lending business. Regions currently has over 1,900 dealers in its network.

Consumer Credit Card—During the second quarter of 2011, Regions completed the purchase of approximately $1.0 billion of existing Regions-branded consumer credit card accounts from FIA Card Services. The products are primarily open-ended variable interest rate consumer credit card loans. In the third quarter of 2012, Regions assumed the servicing of these loans from FIA Card Services.

Other Consumer—Other consumer loans include direct consumer installment loans, overdrafts and other revolving loans. Other consumer loans totaled $1.2 billion at December 31, 2012, relatively unchanged from the prior year.

CREDIT QUALITY

Certain of Regions' loans have been particularly vulnerable to weak economic conditions over the past several years, mainly investor real estate loans and home equity products (particularly Florida second lien). These loan types have a higher risk of non-collection than other loans. The following sections provide further detail on these portfolios.

INVESTOR REAL ESTATE

The following table presents the portions of the investor real estate portfolio segment as of December 31, 2012:

Table 12—Investor Real Estate Analysis

	Mortgage	Construction	Total	Percent of Total on Non-accrual Status
	(Dollars in billions)			
Retail	$ 1.7	$—	$ 1.7	1.4%
Multi-family	1.3	0.3	1.6	1.6
Office	1.4	0.1	1.5	0.6
Industrial	0.8	—	0.8	0.5
Land	0.4	0.2	0.6	1.1
Single family	0.3	0.3	0.6	0.6
Hotel	0.5	—	0.5	—
Other	0.4	—	0.4	0.3
Condominium	—	—	—	0.1
	$ 6.8	$ 0.9	$ 7.7	6.2%

The following table presents the geographic distribution of the investor real estate portfolio segment as of December 31, 2012:

Table 13—Investor Real Estate (IRE) By Geography

	Core State (1)								
	Alabama	Arkansas	Florida	Georgia	Lousisana	Mississippi	Tennessee	Other	% of Total IRE
Retail	2.1%	0.8%	5.6%	2.7%	0.5%	0.2%	1.4%	8.7%	22.0%
Multi-family	2.2	0.4	2.7	1.2	1.0	0.5	2.1	10.6	20.7
Office	1.8	0.2	4.3	2.7	1.3	0.2	1.0	7.5	19.0
Industrial	1.2	—	1.6	1.6	0.3	0.4	1.2	3.7	10.0
Land	0.7	0.2	3.1	0.6	0.2	0.1	0.8	1.5	7.2
Single family	1.4	0.4	1.5	0.8	0.4	0.2	1.0	2.4	8.1
Hotel	0.8	0.2	2.2	0.1	0.7	0.4	0.3	1.6	6.3
Other	0.7	0.2	2.0	0.5	0.4	0.3	0.7	1.0	5.8
Condominium	0.1	—	0.7	0.1	—	—	—	—	0.9
	11.0%	2.4%	23.7%	10.3%	4.8%	2.3%	8.5%	37.0%	100.0%

(1) Core State represents the state in which the underlying collateral is located.

HOME EQUITY

The home equity portfolio totaled $11.8 billion at December 31, 2012 as compared to $13.0 billion at December 31, 2011. Substantially all of this portfolio was originated through Regions' branch network. Losses in this portfolio generally track overall economic conditions. The main source of economic stress has been in Florida, where residential property values have declined significantly while unemployment rates remain high. Losses in Florida where Regions is in a second lien position are higher than first lien losses.

The following tables provide details related to the home equity portfolio as follows:

Table 14—Selected Home Equity Portfolio Information

	Year Ended December 31, 2012								
	Florida			All Other States			Total		
	1st Lien	2nd Lien	Total	1st Lien	2nd Lien	Total	1st Lien	2nd Lien	Total
	(Dollars in millions)								
Balance	$1,870	$2,433	$4,303	$3,752	$3,745	$7,497	$5,622	$6,178	$11,800
Net Charge-offs	33	113	146	29	59	88	62	172	234
Net Charge-off % (1)	1.71%	4.38%	3.25%	0.77%	1.45%	1.12%	1.08%	2.60%	1.90%

	Year Ended December 31, 2011								
	Florida			All Other States			Total		
	1st Lien	2nd Lien	Total	1st Lien	2nd Lien	Total	1st Lien	2nd Lien	Total
	(Dollars in millions)								
Balance	$1,973	$2,786	$4,759	$3,912	$4,350	$8,262	$5,885	$7,136	$13,021
Net Charge-offs	45	177	222	30	77	107	75	254	329
Net Charge-off % (1)	2.21%	5.96%	4.44%	0.75%	1.67%	1.24%	1.24%	3.35%	2.41%

(1) Net charge-off percentages are calculated on an annualized basis as a percent of average balances.

Net charge-offs were 1.90 percent of home equity loans for the year ended December 31, 2012 compared to 2.41 percent for the year ended December 31, 2011. Losses in Florida-based credits remained at elevated levels, but the related net charge-off percentage did decrease to 3.25 percent for the year ended December 31, 2012 from 4.44 percent for the year ended December 31, 2011. Home equity losses have decreased during 2012 due to improvement in unemployment rates which, although high, are lower than prior levels. Tighter underwriting standards in place since 2008 and stabilizing home values in Florida also are contributing to this improvement.

Of the $11.8 billion home equity portfolio at December 31, 2012, approximately $10.4 billion were home equity lines of credit and $1.4 billion were closed-end home equity loans (primarily originated as amortizing loans). Beginning in May 2009, new home equity lines of credit have a 10 year draw period and a 10 year repayment period. Previously, the home equity lines of credit had a 20 year term with a balloon payment upon maturity or a 5 year draw period with a balloon payment upon maturity. The term "balloon payment" means there are no principal payments required until the balloon payment is due for interest-only lines of credit. As of December 31, 2012, none of Regions' home equity lines of credit have converted to mandatory amortization under the contractual terms. The majority of home equity lines of credit will either mature with a balloon payment or convert to amortizing status after fiscal year 2020.

Of the $10.4 billion of home equity lines of credit as of December 31, 2012, approximately 90 percent require monthly interest-only payments while the remaining approximately 10 percent require a payment equal to 1.5 percent of the outstanding balance, which would include some principal repayment. As of December 31, 2012, approximately 30 percent of borrowers were only paying the minimum amount due on the home equity line. In addition, approximately 55 percent of the home equity lines of credit balances have the option to amortize either all or a portion of their balance. As of December 31, 2012, approximately $400 million of the home equity lines of credit balances have elected this option.

Regions' home equity loans have higher default and delinquency rates than home equity lines of credit, which is expected at origination of the loans, due to more stringent underwriting guidelines for a line of credit versus a loan reflecting the nature of the credit being extended. Therefore, home equity loans secured with a second lien are expected to and do have higher delinquency and loss rates than home equity lines of credit with a second lien. In the current environment, second liens in areas experiencing declines in home prices since origination, such as Florida, perform similar to an unsecured portfolio.

Regions is unable to track payment status on first liens held by another institution, including payment status related to loan modifications. When Regions' second lien position becomes delinquent, an attempt is made to contact the first lien holder and inquire as to the payment status of the first lien. However, Regions does not continuously monitor the payment status of the first lien position. Short sale offers and settlement agreements are often received by the home equity junior lien holders well before the loan balance reaches the delinquency threshold for charge-off consideration, potentially resulting in a full balance payoff/charge-off. Regions is presently monitoring the status of all first lien position loans that the Company owns or services and has a second lien, and is taking appropriate action when delinquent. During 2012, Regions evaluated a means to monitor non-Regions-serviced first liens using a third-party service provider and found that the delinquency rates were not material.

OTHER CONSUMER CREDIT QUALITY DATA

The Company calculates an estimate of the current value of property secured as collateral for both home equity and residential first mortgage lending products ("current LTV"). The estimate is based on home price indices compiled by the Federal Housing Finance Agency ("FHFA"). The FHFA data indicates trends for Metropolitan Statistical Areas ("MSAs"). Regions uses the FHFA valuation trends from the MSAs in the Company's footprint in its estimate. The trend data is applied to the loan portfolios taking into account the age of the most recent valuation and geographic area.

The following table presents current LTV data for components of the residential mortgage and home equity classes of the consumer portfolio segment. Current LTV data for the remaining loans in the portfolio is not available, primarily because some of the loans are serviced by others. Data may also not be available due to mergers and systems integrations. The amounts in the table represent the entire loan balance. For purposes of the table below, if the loan balance exceeds the current estimated collateral, the entire balance is included in the "Above 100%" category, regardless of the amount of collateral available to partially offset the shortfall. The balances in the "Above 100%" category as a percentage of the portfolio balances have remained constant at 13% for residential first mortgage and 17% for home equity portfolios as of December 31, 2012 and 2011, respectively.

Table 15—Estimated Current Loan to Value Ranges

	December 31, 2012		December 31, 2011	
	Residential First Mortgage	Home Equity	Residential First Mortgage	Home Equity
	(In millions)			
Estimated current loan to value:				
Above 100%	$ 1,662	$ 1,988	$ 1,854	$ 2,157
80% - 100%	2,610	2,234	2,951	2,568
Below 80%	8,248	6,677	8,483	7,180
Data not available	443	901	496	1,116
	$12,963	$11,800	$13,784	$13,021

Regions qualitatively considers factors such as periodic updates of FICO scores, unemployment, home prices, and geography as credit quality indicators for consumer loans. FICO scores are obtained at origination as part of Regions' formal underwriting process. Refreshed FICO scores are obtained by the Company quarterly for all revolving accounts and home equity lines of credit and semi-annually for all other consumer loans. Regions considers FICO scores less than 620 to be indicative of higher credit risk and obtains additional collateral in most of these instances. The following table presents estimated current FICO score data for components of classes of the consumer portfolio segment. Current FICO data is not available for the remaining loans in the portfolio for various reasons; for example, if customers do not use sufficient credit, an updated score may not be available. Residential first mortgage and home equity balances with FICO scores below 620 improved slightly from approximately 8.7 percent at December 31, 2011, to approximately 8.1 percent at December 31, 2012.

Table 16—Estimated Current FICO Score Ranges

	December 31, 2012				
	Residential First Mortgage	Home Equity	Indirect	Consumer Credit	Other Consumer
	(In millions)				
Below 620	$ 1,212	$ 789	$ 218	$ 57	$ 97
620 - 680	1,259	1,125	352	135	134
681-720	1,435	1,447	354	211	160
Above 720	8,214	7,561	1,085	494	383
Data not available	843	878	327	9	423
	$12,963	$11,800	$2,336	$906	$1,197

	December 31, 2011				
	Residential First Mortgage	Home Equity	Indirect	Consumer Credit	Other Consumer
	(In millions)				
Below 620	$ 1,449	$ 873	$ 191	$ 56	$ 106
620 - 680	1,286	1,157	281	129	142
681-720	1,557	1,559	274	236	162
Above 720	8,441	8,576	858	561	383
Data not available	1,051	856	244	5	409
	$13,784	$13,021	$1,848	$987	$1,202

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of credit losses inherent in the loan and credit commitment portfolios as of period-end. The allowance for credit losses consists of two components: the allowance for loan and lease losses and the reserve for unfunded credit commitments. Management's assessment of the appropriateness of the allowance for credit losses is based on a combination of both of these components. Regions determines its allowance for credit losses in accordance with applicable accounting literature as well as regulatory guidance related to receivables and contingencies. Binding unfunded credit commitments include items such as letters of credit, financial guarantees and binding unfunded loan commitments. Additional discussion of the methodology used to calculate the allowance for credit losses is included in Note 6 "Allowance for Credit Losses" to the consolidated financial statements, as well as related discussion in Management's Discussion and Analysis.

The allowance for loan losses totaled $1.9 billion at December 31, 2012 and $2.7 billion at December 31, 2011. The allowance for loan losses as a percentage of net loans was 2.59 percent at December 31, 2012 and 3.54 percent on December 31, 2011. The reserve for unfunded credit commitments was $83 million at December 31, 2012 compared to $78 million at December 31, 2011. Net charge-offs as a percentage of average loans were 1.37 percent and 2.44 percent in 2012 and 2011, respectively. Net charge-offs were lower across most categories, period over period, particularly in the case of commercial investor real estate mortgage as a result of the recent ongoing portfolio derisking and fundamental improvement in credit performance. Net charge-offs increased period over period for the consumer credit card portfolio, which was purchased during the second quarter of 2011. In addition to lower levels of charge-offs, credit quality metrics have improved during 2012 compared to 2011, including lower levels of non-accrual, criticized and classified loans, and lower inflows of non-accrual loans. The provision for loan losses totaled $213 million for the year ended 2012 compared to $1.5 billion for the year ended 2011. Net charge-offs exceeded the provision for loan losses for 2012, primarily resulting from the continued improving credit metrics referred to above, as well as, an overall reduction in loan balances, problem loan resolutions and a continuing mix shift in loans out of higher risk investor real estate and into less risky commercial and industrial loans.

Management considers the current level of allowance for credit losses appropriate to absorb losses inherent in the loan portfolio and unfunded commitments. Management's determination of the appropriateness of the allowance for credit losses requires the use of judgments and estimations that may change in the future. Changes in the factors used by management to determine the appropriateness of the allowance or the availability of new information could cause the allowance for credit losses to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require changes in the level of the allowance based on their judgments and estimates.

Given continued economic pressures and the anticipated slow economic recovery, management expects that net loan charge-offs in 2013 will continue to improve compared to 2012. Economic trends such as real estate valuations, interest rates and unemployment will impact the future levels of net charge-offs and provision and may result in volatility from quarter to quarter during 2013. Additionally, changes in circumstances related to individually large credits or certain portfolios may result in volatility. Details regarding the allowance and net charge-offs, including an analysis of activity from the previous year's totals, are included in Table 17 "Allowance for Credit Losses."

Activity in the allowance for credit losses is summarized as follows:

Table 17—Allowance for Credit Losses

	2012	2011	2010	2009	2008
			(In millions)		
Allowance for loan losses at January 1	$ 2,745	$ 3,185	$ 3,114	$ 1,826	$ 1,321
Loans charged-off:					
Commercial and industrial	203	294	429	384	235
Commercial real estate mortgage—owner occupied	193	248	225	89	60
Commercial real estate construction—owner occupied	8	8	25	19	12
Commercial investor real estate mortgage	226	685	879	590	328
Commercial investor real estate construction	46	195	565	488	556
Residential first mortgage	147	220	240	206	83
Home equity	266	353	432	442	243
Indirect	23	23	34	68	56
Consumer credit card	45	13	—	—	—
Other consumer	66	68	83	83	66
	1,223	2,107	2,912	2,369	1,639
Recoveries of loans previously charged-off:					
Commercial and industrial	61	36	33	28	26
Commercial real estate mortgage—owner occupied	16	14	11	6	5
Commercial real estate construction—owner occupied	—	—	1	1	2
Commercial investor real estate mortgage	36	27	14	8	4
Commercial investor real estate construction	9	6	10	4	3
Residential first mortgage	5	3	2	4	2
Home equity	32	25	18	27	17
Indirect	8	10	15	21	15
Consumer credit card	2	—	—	—	—
Other consumer	15	16	16	17	18
	184	137	120	116	92
Net charge-offs:					
Commercial and industrial	142	258	396	356	209
Commercial real estate mortgage—owner occupied	177	234	214	83	55
Commercial real estate construction—owner occupied	8	8	24	18	10
Commercial investor real estate mortgage	190	658	865	582	324
Commercial investor real estate construction	37	189	555	484	553
Residential first mortgage	142	217	238	202	81
Home equity	234	328	414	415	226
Indirect	15	13	19	47	41
Consumer credit card	43	13	—	—	—
Other consumer	51	52	67	66	48
	1,039	1,970	2,792	2,253	1,547
Allowance allocated to sold loans and loans transferred to loans held for sale	—	—	—	—	(5)
Provision for loan losses	213	1,530	2,863	3,541	2,057
Allowance for loan losses at December 31	$ 1,919	$ 2,745	$ 3,185	$ 3,114	$ 1,826
Reserve for unfunded credit commitments at January 1	$ 78	$ 71	$ 74	$ 74	$ 58
Provision (credit) for unfunded credit commitments	5	7	(3)	—	16
Reserve for unfunded credit commitments at December 31	$ 83	$ 78	$ 71	$ 74	$ 74
Allowance for credit losses	$ 2,002	$ 2,823	$ 3,256	$ 3,188	$ 1,900
Loans, net of unearned income, outstanding at end of period	$73,995	$77,594	$82,864	$90,674	$97,419
Average loans, net of unearned income outstanding for the period	$76,035	$80,673	$86,660	$94,523	$97,601
Ratios:					
Allowance for loan losses at end of period to loans, net of unearned income	2.59%	3.54%	3.84%	3.43%	1.87%
Allowance for loan losses at end of period to non-performing loans, excluding loans held for sale	1.14x	1.16x	1.01x	0.89x	1.74x
Net charge-offs as percentage of:					
Average loans, net of unearned income	1.37%	2.44%	3.22%	2.38%	1.59%
Provision for loan losses	487.8	128.8	97.5	63.6	75.2

Allocation of the allowance for loan losses by portfolio segment and class is summarized as follows:

Table 18—Allocation of the Allowance for Loan Losses

	2012		2011		2010		2009		2008	
	Allocation Amount	% Loans in Each Category	Allocation Amount	% Loans in Each Category	Allocation Amount	% Loans in Each Category	Allocation Amount	% Loans in Each Category	Allocation Amount	% Loans in Each Category
	(Dollars in millions)									
Commercial and industrial	$ 497	36.1%	$ 586	31.6%	$ 641	27.2%	$ 638	23.8%	$ 466	24.2%
Commercial real estate mortgage—owner occupied	342	13.6	427	14.4	395	14.5	328	13.3	172	12.0
Commercial real estate construction—owner occupied	8	0.4	17	0.4	19	0.6	37	0.8	48	1.6
Total commercial	847	50.1	1,030	46.4	1,055	42.3	1,003	37.9	686	37.8
Commercial investor real estate mortgage	424	9.2	784	12.5	1,030	16.4	929	17.8	403	14.9
Commercial investor real estate construction	45	1.2	207	1.3	340	2.8	536	6.2	369	9.3
Total investor real estate	469	10.4	991	13.8	1,370	19.2	1,465	24.0	772	24.2
Residential first mortgage	254	17.5	282	17.8	295	18.0	213	17.2	87	16.3
Home equity	252	16.0	356	16.8	414	17.2	374	17.0	235	16.5
Indirect	20	3.2	17	2.4	17	1.9	26	2.7	28	4.0
Consumer credit card	45	1.2	37	1.3	—	—	—	—	—	—
Other consumer	32	1.6	32	1.5	34	1.4	33	1.2	18	1.2
	$1,919	100.0%	$2,745	100.0%	$3,185	100.0%	$3,114	100.0%	$1,826	100.0%

TROUBLED DEBT RESTRUCTURINGS (TDRs)

Residential first mortgage, home equity and other consumer TDRs are consumer loans modified under the Customer Assistance Program ("CAP"). Commercial and investor real estate loan modifications are not the result of a formal program, but represent situations where modification was offered as a workout alternative. As a result of clarified accounting literature that was effective in the third quarter of 2011, renewals of classified commercial and investor real estate loans are refutably considered to be TDRs, even if no reduction in interest rate is offered, because the existing terms are considered to be below market. Refer to Note 6 "Allowance for Credit Losses" to the consolidated financial statements for detailed information.

The following table summarizes TDRs:

Table 19—Troubled Debt Restructurings

	December 31, 2012		December 31, 2011	
	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses
	(In millions)			
Accruing, excluding 90 days past due and still accruing:				
Commercial	$ 500	$ 67	$ 492	$ 89
Investor real estate	873	112	995	254
Residential first mortgage	984	131	900	132
Home equity	391	35	407	57
Other consumer	41	1	56	1
	2,789	346	2,850	533
Non-accrual status or 90 days past due and still accruing:				
Commercial	291	83	353	100
Investor real estate	251	73	473	146
Residential first mortgage	201	27	210	31
Home equity	37	3	33	5
	780	186	1,069	282
	$3,569	$532	$3,919	$815

Note: All loans listed in the table above are considered impaired under applicable accounting literature.

Non-Performing Assets

Non-performing assets consist of loans on non-accrual status and foreclosed properties and are summarized as follows:

Table 20—Non-Performing Assets

	2012	2011	2010	2009	2008
	(Dollars in millions)				
Non-performing loans:					
Commercial and industrial	$ 409	$ 457	$ 467	$ 427	$ 176
Commercial real estate mortgage—owner occupied	439	590	606	560	157
Commercial real estate construction—owner occupied	14	25	29	50	26
Total commercial	862	1,072	1,102	1,037	359
Commercial investor real estate mortgage	457	734	1,265	1,203	292
Commercial investor real estate construction	20	180	452	1,067	273
Total investor real estate	477	914	1,717	2,270	565
Residential first mortgage	214	250	285	180	125
Home equity	128	136	56	1	3
Total non-performing loans, excluding loans held for sale	1,681	2,372	3,160	3,488	1,052
Non-performing loans held for sale	89	328	304	317	423
Total non-performing loans [(1)]	1,770	2,700	3,464	3,805	1,475
Foreclosed properties	149	296	454	607	243
Total non-performing assets [(1)]	$1,919	$2,996	$3,918	$4,412	$1,718
Accruing loans 90 days past due:					
Commercial and industrial	$ 19	$ 28	$ 9	$ 24	$ 14
Commercial real estate mortgage—owner occupied	6	9	6	16	9
Commercial real estate construction—owner occupied	—	—	1	2	3
Total commercial	25	37	16	42	26
Commercial investor real estate mortgage	11	13	5	22	12
Commercial investor real estate construction	—	—	1	8	12
Total investor real estate	11	13	6	30	24
Residential first mortgage	307	284	359	361	275
Home equity	87	93	198	241	214
Indirect	3	2	2	6	8
Consumer credit card	14	14	—	—	—
Other consumer	3	4	4	8	7
	$ 450	$ 447	$ 585	$ 688	$ 554
Restructured loans not included in the categories above	$2,789	$2,850	$1,483	$1,608	$ 455
Non-performing loans [(1)] to loans and non-performing loans held for sale	2.39%	3.47%	4.17%	4.18%	1.51%
Non-performing assets [(1)] to loans, foreclosed properties and non-performing loans held for sale	2.59%	3.83%	4.69%	4.82%	1.75%

(1) Exclusive of accruing loans 90 days past due

Non-performing assets totaled $1.9 billion at December 31, 2012, compared to $3.0 billion at December 31, 2011. Foreclosed properties, a subset of non-performing assets, totaled $149 million and $296 million at December 31, 2012 and December 31, 2011, respectively. The decrease in non-performing assets and foreclosed properties during 2012 reflects the Company's efforts to work through problem assets and reduce the riskiest exposures.

Based on current expectations for the economy, non-performing assets are expected to improve in 2013 compared to 2012. Economic trends such as real estate valuations, interest rates and unemployment, as well as the level of disposition activity, will impact the future level of non-performing assets. Circumstances related to individually large credits may result in volatility throughout 2013.

Loans past due 90 days or more and still accruing were $450 million at December 31, 2012, a slight increase from $447 million at December 31, 2011.

At December 31, 2012, Regions had approximately $250-$350 million of potential problem commercial and investor real estate loans that were not included in non-accrual loans, but for which management had concerns as to the ability of such borrowers to comply with their present loan repayment terms. This is a likely estimate of the amount of commercial and investor real estate loans that may migrate to non-accrual status in the next quarter.

In order to arrive at the estimate of potential problem loans, personnel from geographic regions forecast certain larger dollar loans that may potentially be downgraded to non-accrual at a future time, depending on the occurrence of future events. These personnel consider a variety of factors, including the borrower's capacity and willingness to meet the contractual repayment terms, make principal curtailments or provide additional collateral when necessary, and provide current and complete financial information including global cash flows, contingent liabilities and sources of liquidity. A probability weighting is assigned to the listing of loans due to the inherent level of uncertainty related to potential actions that a borrower or guarantor may take to prevent the loan from reaching problem status. Regions assigns the probability weighting based on an assessment of the likelihood that the necessary actions required to prevent problem loan status will occur. Additionally, for other loans (for example, smaller dollar loans), a factor based on trends and experience is applied to determine the estimate of potential future downgrades. Because of the inherent uncertainty in forecasting future events, the estimate of potential problem loans ultimately represents the estimated aggregate dollar amounts of loans as opposed to an individual listing of loans.

The majority of the loans on which the potential problem loan estimate is based are classified as substandard accrual. Detailed disclosures for substandard accrual loans (as well as other credit quality metrics) are included in Note 6 "Allowance for Credit Losses" to the consolidated financial statements.

The following table provides an analysis of non-accrual loans (excluding loans held for sale) by portfolio segment for the year ended December 31, 2012:

Table 21—Analysis of Non-Accrual Loans

	Non-Accrual Loans, Excluding Loans Held for Sale Year Ended December 31, 2012			
	Commercial	Investor Real Estate	Consumer (1)	Total
	(In millions)			
Balance at beginning of year	$1,072	$ 914	$386	$2,372
Additions	841	698	(30)	1,509
Net payments/other activity	(348)	(427)	—	(775)
Return to accrual	(101)	(213)	—	(314)
Charge-offs on non-accrual loans (2)	(390)	(261)	(6)	(657)
Transfers to held for sale (3)	(120)	(178)	(4)	(302)
Transfers to foreclosed properties	(67)	(28)	—	(95)
Sales	(25)	(28)	(4)	(57)
Balance at end of year	$ 862	$ 477	$342	$1,681

(1) All net activity within the consumer portfolio segment other than sales and transfers to held for sale is included as a single net number within the additions line, due to the relative immateriality of consumer non-accrual loans.
(2) Includes charge-offs on loans on non-accrual status and charge-offs taken upon sale and transfer of non-accrual loans to held for sale.
(3) Transfers to held for sale are shown net of charge-offs of $163 million recorded upon transfer.

The following table provides an analysis of non-performing loans held for sale for the years ended 2012 and 2011:

Table 22—Non-Performing Loans Held For Sale

	Year Ended December 31	
	2012	2011
	(In millions)	
Balance at beginning of period	$ 328	$ 304
Transfers in (1)	302	778
Sales	(470)	(666)
Writedowns	(9)	(16)
Loans moved from held for sale/other activity	(29)	(40)
Transfers to foreclosed properties	(33)	(32)
Balance at end of period	$ 89	$ 328

(1) During the third quarter of 2011, there were $12 million in transfers from accruing loans held for sale to non-performing loans held for sale.

For additional discussion, see Note 6 "Allowance for Credit Losses" to the consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, as applicable. Premises and equipment at December 31, 2012 decreased $96 million to $2.3 billion compared to year-end 2011. This decrease primarily resulted from the sale of Morgan Keegan and depreciation expense on existing assets.

Goodwill

Goodwill totaled $4.8 billion at both December 31, 2012 and 2011 and was reallocated to the new reporting units during 2012. Refer to the "Critical Accounting Policies" section earlier in this report for detailed discussions of the Company's methodology for testing goodwill for impairment. Refer to Note 1 "Summary of Significant Accounting Policies" and Note 9 "Intangible Assets" to the consolidated financial statements for the methodologies and assumptions used in Step One of the goodwill impairment test and further details on the reallocation. Additionally, Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements includes information related to the fair value measurements of certain assets and liabilities and the valuation methodology of such pricing, which is also used for testing goodwill for impairment.

Mortgage Servicing Rights

Mortgage servicing rights at December 31, 2012 totaled $191 million compared to $182 million at December 31, 2011. An analysis of mortgage servicing rights is presented in Note 7 "Servicing of Financial Assets" to the consolidated financial statements. The balances shown represent the right to service mortgage loans that are owned by other investors and are presented at fair value. Data and assumptions used in the fair value calculation, as well as certain sensitivity estimates, are also presented in Note 7.

Other Identifiable Intangible Assets

Other identifiable intangible assets totaled $345 million at December 31, 2012 compared to $449 million at December 31, 2011. The year-over-year decrease was due to amortization of core deposit intangibles and the purchased credit card intangibles. See Note 9 "Intangible Assets" to the consolidated financial statements for further information.

Foreclosed Properties

Other real estate and certain other assets acquired in foreclosure are reported at the lower of the investment in the loan or fair value of the property less estimated costs to sell. The following table summarizes foreclosed property activity for the years ended December 31:

Table 23—Foreclosed Properties

	2012	2011
	(In millions)	
Balance at beginning of year	$ 296	$ 454
Transfer from loans	294	532
Valuation adjustments	(66)	(161)
Foreclosed property sold	(370)	(518)
Payments and other	(5)	(11)
	(147)	(158)
Balance at end of year	$ 149	$ 296

Note: Approximately 96 percent and 73 percent of the ending balances as of December 31, 2012 and 2011, respectively, relates to properties transferred into foreclosed properties during the corresponding calendar year.

Valuation adjustments are primarily recorded in other non-interest expense; adjustments are also recorded as a charge to the allowance for loan losses if incurred within 60 days after the date of transfer from loans. Valuation adjustments are primarily post-foreclosure write-downs that are a result of continued declining property values based on updated appraisals or other indications of value, such as offers to purchase. Foreclosed property sold represents the net book value of the properties sold.

Other Assets

Other assets decreased $2.6 billion to $6.2 billion as of December 31, 2012. Securities sold but not yet settled balances at the end of 2011, which did not repeat in 2012, and lower derivative assets primarily drove the decrease. Reduced foreclosed properties, deferred income taxes and prepaid expense balances also contributed to the year-over-year decrease.

Deposits

Regions competes with other banking and financial services companies for a share of the deposit market. Regions' ability to compete in the deposit market depends heavily on the pricing of its deposits and how effectively the Company meets customers' needs. Regions employs various means to meet those needs and enhance competitiveness, such as providing a high level of customer service, competitive pricing and providing convenient branch locations for its customers. Regions also serves customers through providing centralized, high-quality banking services and alternative product delivery channels such as internet banking.

Deposits are Regions' primary source of funds, providing funding for 88 percent of average interest-earning assets from continuing operations in 2012 and 85 percent of average interest-earning assets from continuing operations in 2011. Table 24 "Deposits" details year-over-year deposits on a period-ending basis. Total deposits at December 31, 2012, decreased approximately $153 million compared to year-end 2011 levels. The overall decrease was driven by a significant decrease in time deposits. This decrease was largely offset by increases in almost all categories of low-cost deposits. Regions continued to focus on shifting the overall deposit mix toward low-cost deposits, with an emphasis on non-interest-bearing demand and interest-bearing transaction accounts, in an effort to reduce funding costs.

Customer deposits, which exclude deposits used for wholesale funding purposes, decreased by 0.2 percent to $95.5 billion on an ending basis during 2012. Due to liquidity in the market, Regions has been able to steadily grow its low-cost customer deposits and reduce its total deposit costs from 0.78 percent in 2010 to 0.49 percent in 2011 and to 0.30 percent in 2012.

Table 24—Deposits

	2012	2011	2010
		(In millions)	
Non-interest-bearing demand*	$29,963	$28,209	$25,683
Savings accounts	5,760	5,159	4,668
Interest-bearing transaction accounts	21,096	19,388	13,423
Money market accounts—domestic*	24,901	23,028	27,396
Money market accounts—foreign*	311	460	643
Low-cost deposits	82,031	76,244	71,813
Time deposits	13,443	19,378	22,784
Customer deposits	95,474	95,622	94,597
Corporate treasury time deposits	—	5	17
	$95,474	$95,627	$94,614

* Prior period amounts have been reclassified to conform to current period classification

Regions elected to exit the Federal Deposit Insurance Corporation's ("FDIC") Transaction Account Guarantee ("TAG") program on July 1, 2010. The TAG program was a component of the Temporary Liquidity Guarantee Program, whereby the FDIC guaranteed all funds held at participating institutions beyond the $250,000 deposit insurance limit in qualifying transaction accounts. Regions' decision to exit the program did not have a significant impact on liquidity. When the Dodd-Frank Act was enacted in July 2010, it permanently increased the FDIC coverage limit to $250,000. Also as a result of the Dodd-Frank Act, effective as of December 31, 2010, unlimited coverage for non-interest bearing demand transaction accounts was provided until the expiration date of the program, which was January 1, 2013. In early 2013, non-interest bearing transaction accounts have declined, but the overall impact to deposit balances and liquidity has not been significant and is within expectations.

Within customer deposits, non-interest-bearing demand deposits increased $1.8 billion to $30.0 billion, driven primarily by an increase in non-interest bearing deposits from commercial and small businesses. Non-interest-bearing deposits accounted for approximately 31 percent of total deposits at year-end 2012 compared to 29 percent at year-end 2011. Savings balances increased $601 million to $5.8 billion, generally reflecting continued consumer savings trends, spurred by economic uncertainty. Interest-bearing transaction accounts increased $1.7 billion to $21.1 billion due to Regions' focus on shifting the mix of deposits. Interest-bearing transaction deposits accounted for approximately 22 percent of total deposits at year-end 2012 compared to 20 percent at year-end 2011.

Domestic money market products, which exclude foreign money market accounts, are one of Regions' most significant funding sources. These balances increased 8 percent in 2012 to $24.9 billion or 26 percent of total deposits, compared to 24 percent of total deposits in 2011 another reflection of the shifting in the mix of deposits.

Included in customer time deposits are certificates of deposit and individual retirement accounts. The balance of customer time deposits decreased 31 percent in 2012 to $13.4 billion compared to $19.4 billion in 2011. The decrease was primarily due to maturities with minimal reinvestment by customers as a result of the continued decline in rates offered on these products. Customer time deposits accounted for 14 percent of total deposits in 2012 compared to 20 percent in 2011.

Consistent with 2011, total treasury deposits, which are used mainly for overnight funding purposes, remained at low levels in 2012 as the Company continued to utilize customer-based funding and other sources. The Company's choice of overnight funding sources is dependent on the Company's particular funding needs and the relative attractiveness of each source.

The sensitivity of Regions' deposit rates to changes in market interest rates is reflected in Regions' average interest rate paid on interest-bearing deposits. The rate paid on interest-bearing deposits decreased to 0.43 percent in 2012 from 0.69 percent in 2011, driven by the expiration of time deposits, the positive mix shift to lower cost customer products, and continuation of the low interest rate environment throughout 2012. Table 25 "Maturity of Time Deposits of $100,000 or More" presents maturities of time deposits of $100,000 or more at December 31, 2012 and 2011.

Table 25—Maturity of Time Deposits of $100,000 or More

	2012	2011
	(In millions)	
Time deposits of $100,000 or more, maturing in:		
3 months or less	$1,002	$1,216
Over 3 through 6 months	1,168	1,504
Over 6 through 12 months	900	1,910
Over 12 months	1,949	3,061
	$5,019	$7,691

Short-Term Borrowings

See Note 11 "Short-Term Borrowings" to the consolidated financial statements for a summary of these borrowings at December 31, 2012 and 2011. Short-term borrowings totaled $1.6 billion at December 31, 2012, compared to $3.1 billion at December 31, 2011. The levels of these borrowings can fluctuate depending on the Company's funding needs and the sources utilized, as well as a result of customers' activity.

COMPANY FUNDING SOURCES

Short-term borrowings used as a source of funding for the Company totaled $21 million at December 31, 2012, compared to $1.0 billion at December 31, 2011. At December 31, 2012, federal funds purchased were the only Company sources of short-term borrowings. At December 31, 2011, federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings were outstanding. Other short-term borrowings were related to Morgan Keegan and included borrowings under lines of credit that Morgan Keegan maintained with unaffiliated banks. As of December 31, 2012, there were no other short-term borrowings related to Morgan Keegan outstanding as a result of the sale of Morgan Keegan on April 2, 2012.

Table 26 "Selected Short-Term Borrowings Data" provides selected information for certain short-term borrowings used for funding purposes for the years 2012, 2011, and 2010.

Table 26—Selected Short-Term Borrowings Data

	2012	2011	2010
	(Dollars in millions)		
Federal funds purchased:			
Balance at year end	$ 21	$ 18	$ 19
Average outstanding (based on average daily balances)	21	19	68
Maximum amount outstanding at any month-end	28	22	106
Weighted-average interest rate at year end	0.1%	0.1%	0.1%
Weighted-average interest rate on amounts outstanding during the year (based on average daily balances)	0.1%	0.1%	0.1%
Securities sold under agreements to repurchase:			
Balance at year end	$ —	$969	$ 763
Average outstanding (based on average daily balances)	633	419	456
Maximum amount outstanding at any month-end	1,940	969	1,151
Weighted-average interest rate at year end	— %	(0.2)%	0.3%
Weighted-average interest rate on amounts outstanding during the year (based on average daily balances)	0.1%	(0.6)%	0.2%

The negative weighted-average interest rates on securities sold under agreements to repurchase during 2011 were the result of, in part, Regions' entering into reverse-repurchase agreements. There are times when financing costs associated with these transactions are lower than typical repurchase agreement rates as a result of a supply and demand imbalance in particular collateral. Since short-term repurchase agreement rates were close to zero during the last half of 2011, the supply and demand imbalance related to securities that Regions owned led to negative financing rates.

CUSTOMER-RELATED BORROWINGS

Short-term borrowings that are the result of customer activity related to investment opportunities or brokerage interests totaled $1.6 billion at December 31, 2012, compared to $2.1 billion at December 31, 2011. The decrease between periods was due to decreased brokerage customer liabilities and short-sale liabilities as a result of the sale of Morgan Keegan on April 2, 2012.

Repurchase agreements are also offered as commercial banking products as short-term investment opportunities for customers. At the end of each business day, customer balances are swept into the agreement account. In exchange for cash, Regions sells the customer securities with a commitment to repurchase them on the following business day. The repurchase agreements are collateralized to allow for market fluctuations. Securities from Regions Bank's investment portfolio are used as collateral. From the customer's perspective, the investment earns more than a traditional money market instrument. From Regions' standpoint, the repurchase agreements are similar to deposit accounts, although they are not insured by the FDIC or guaranteed by the United States or governmental agencies. Regions Bank does not manage the level of these investments on a daily basis as the transactions are initiated by the customers. The level of these borrowings can fluctuate significantly on a day-to-day basis.

Long-Term Borrowings

Regions' long-term borrowings consist primarily of FHLB borrowings, senior notes, subordinated notes and other long-term notes payable. Total long-term borrowings decreased $2.2 billion to $5.9 billion at December 31, 2012. At the parent company, the decrease resulted from the maturity of approximately $950 million of subordinated and senior notes. Additionally at the parent company, $345 million of 8.875% Junior Subordinated Notes were redeemed during 2012 resulting in an $11 million loss on early extinguishment of debt. At the bank level, approximately $902 million of FHLB advances were prepaid during 2012, realizing an immaterial pre-tax loss on early extinguishment. The weighted-average interest rate on total long-term debt, including the effect of derivative instruments, was 4.7%, 3.3% and 3.2% for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 12 "Long-Term Borrowings" to the consolidated financial statements for further discussion and detailed listing of outstandings and rates.

Other Liabilities

Other liabilities decreased $808 million to $2.9 billion as of December 31, 2012. The decrease was primarily driven by lower derivative liabilities and accrued employee benefit costs, as well as the reduction of a liability related to a third-party investment in a REIT as a result of an early termination of the investment. These decreases were partially offset by the establishment of the indemnification obligation related to the sale of Morgan Keegan to Raymond James. See Note 3 "Discontinued Operations" and Note 23 "Commitments, Contingencies and Guarantees" for additional information.

Ratings

In March of 2012, Standard & Poor's ("S&P") upgraded the credit ratings for each of the obligations of both Regions Financial Corporation and Regions Bank. The upgrades were attributable to the March 2012 common stock offering of approximately $875 million, net of issuance costs, as well as the redemption of 3.5 million shares of Series A preferred stock. In February of 2012, Moody's revised its outlook for Regions Financial Corporation from negative to stable.

On March 8, 2012, Fitch Ratings ("Fitch") downgraded the junior subordinated notes of Regions Financial Corporation. This ratings action was part of a global review of securities impacted in part by capital requirements set forth in Basel III as well as Fitch's view regarding the likelihood of sovereign support.

On June 13, 2012, Dominion Bond Rating Service ("DBRS") revised its outlook for Regions Financial Corporation from negative to stable.

On October 30, 2012, Fitch revised its outlook for Regions Financial Corporation from stable to positive.

On December 17, 2012, Moody's upgraded the long-term ratings of Regions Financial Corporation and its subsidiaries. Regions Financial Corporation was upgraded to Ba1 from Ba3 for senior debt. Its lead bank,

Regions Bank, was upgraded to Baa3 from Ba2 for long-term debt, to Baa3 from Ba1 for long-term deposits, and to Prime-3 from Not-Prime for short-term deposits. The standalone bank financial strength rating was affirmed at D+, but its baseline credit assessment was raised to Baa3 from Ba1. The holding company's short-term rating was affirmed at Not-Prime. Following the rating action, the outlook is stable. The upgrade reflects Regions' improved asset quality. The upgrade also incorporates Regions' enhanced risk management infrastructure and reduced asset concentrations placing the company in a better position to weather another real estate cycle.

Table 27 "Credit Ratings" reflects the debt ratings information of Regions Financial Corporation and Regions Bank by S&P, Moody's, Fitch and DBRS as of December 31, 2012 and 2011.

Table 27—Credit Ratings

	As of December 31, 2012			
	Standard & Poor's	Moody's	Fitch	DBRS
Regions Financial Corporation				
Senior notes	BBB-	Ba1	BBB-	BBB
Subordinated notes	BB+	Ba2	BB+	BBBL
Junior subordinated notes	BB	Ba3	B+	BBBL
Regions Bank				
Short-term debt	A-2	P-3	F3	R-2H
Long-term bank deposits	BBB	Baa3	BBB	BBBH
Long-term debt	BBB	Baa3	BBB-	BBBH
Subordinated debt	BBB-	Ba1	BB+	BBB
Outlook	Stable	Stable	Positive	Stable

	As of December 31, 2011			
	Standard & Poor's	Moody's	Fitch	DBRS
Regions Financial Corporation				
Senior notes	BB+	Ba3	BBB-	BBB
Subordinated notes	BB	B1	BB+	BBBL
Junior subordinated notes	B+	B2	BB	BBBL
Regions Bank				
Short-term debt	A-3	NP (1)	F3	R-2H
Long-term bank deposits	BBB-	Ba1	BBB	BBBH
Long-term debt	BBB-	Ba2	BBB-	BBBH
Subordinated debt	BB+	Ba3	BB+	BBB
Outlook	Stable	Negative	Stable	Negative

(1) Not Prime

In general, ratings agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, probability of government support, and level and quality of earnings. Any downgrade in credit ratings by one or more ratings agencies may impact Regions in several ways, including, but not limited to, Regions' access to the capital markets or short-term funding, borrowing cost and capacity, collateral requirements, acceptability of its letters of credit, and funding of variable rate demand notes ("VRDNs"), thereby potentially adversely impacting Regions' financial condition and liquidity. See the "Risk Factors" section of this Annual Report on Form 10-K for more information.

A security rating is not a recommendation to buy, sell or hold securities, and the ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

Stockholders' Equity

Stockholders' equity was $15.5 billion at year-end 2012 versus $16.5 billion at year-end 2011. On April 4, 2012, Regions repurchased all 3.5 million shares of the Series A preferred stock issued to the U. S. Treasury. Therefore, during the second quarter of 2012, Regions derecognized the carrying value of the Series A shares in the amount of approximately $3.4 billion, and recorded approximately $71 million of amortization related to the remaining unaccreted discount, which reduced net income available to common shareholders. The total reduction to shareholders' equity was $3.5 billion. In early May of 2012, Regions repurchased the warrant from the U.S. Treasury Department for $45 million. The transaction reduced additional paid-in capital within stockholders' equity by $45 million. The decreases related to the Series A and warrant repurchases were offset by the March 19, 2012 issuance of 153 million shares of common stock at $5.90 per share. The proceeds from the sale, net of issuance costs, increased equity by approximately $875 million. On November 1, 2012, Regions issued $500 million in depositary shares each representing a fractional ownership interest in a share of the Company's 6.375% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share. The net proceeds from the issuance increased equity by approximately $486 million. In 2012, net income increased stockholders' equity by $1.1 billion. Cash dividends declared reduced stockholders' equity by $54 million related to common stock, $125 million related to preferred stock issued to the U.S. Treasury, and $4 million related to Series A preferred stock. Changes in accumulated other comprehensive income increased equity by $134 million.

At December 31, 2012, Regions had 23 million common shares available for repurchase through open market transactions under an existing share repurchase authorization. There were no treasury stock purchases through open market transactions during 2012 or 2011.

Regions' ratio of stockholders' equity to total assets was 12.77 percent at December 31, 2012 and 12.99 percent December 31, 2011. Regions' ratio of tangible common stockholders' equity (stockholders' equity less preferred stock, goodwill and other identifiable intangibles and the related deferred tax liability) to total tangible assets was 8.63 percent at December 31, 2012 compared to 6.58 percent at December 31, 2011 (see Table 2 "GAAP to Non-GAAP Reconciliation" for further discussion). The increase between years was a result of the increase in common stockholders' equity discussed above and a reduction in tangible assets.

Regions' annual dividend was $0.04 per common share in 2012, 2011 and 2010. Regions understands the importance of returning capital to shareholders. Management will continue to execute the capital planning process, including evaluation of the amount of the common dividend, with the Board of Directors and in conjunction with regulatory supervisors, subject to the Company's results of operations.

BANK REGULATORY CAPITAL REQUIREMENTS

Regions and Regions Bank are required to comply with regulatory capital requirements established by Federal and State banking agencies. These regulatory capital requirements involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items, and also qualitative judgments by the regulators. Failure to meet minimum capital requirements can subject the Company to a series of increasingly restrictive regulatory actions. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. See Note 13 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements for further details.

In recent years, the Federal Reserve and banking regulators began supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. This measure has been a key component of assessments of capital adequacy under the Comprehensive Capital Analysis and Review ("CCAR") process. While not currently prescribed in amount by federal banking regulations, analysts and banking regulators have assessed Regions' capital adequacy using the Tier 1 common and/or the tangible common stockholders' equity measure. Because tangible common stockholders' equity and Tier 1 common equity are not formally defined by GAAP or prescribed in amount by federal banking regulations, these measures are considered to be non-GAAP financial measures and other entities may calculate them differently than Regions' disclosed calculations (see Table 2 "GAAP to Non-GAAP Reconciliation" for further details).

The Dodd-Frank Act requires the Federal Reserve to impose more stringent capital requirements on bank holding companies with assets of $50 billion or more. Consequently, as part of Regions' annual CCAR, Regions must submit its annual capital plans to the Federal Reserve. As part of the CCAR, Regions is required to submit five scenarios including the Company's baseline forecast, the Federal Reserve's baseline outlook, the Company's stress case and both of the Federal Reserve's adverse stress case and severely adverse stress case. Regions is required to maintain its capital levels above each minimum regulatory capital ratio and above a Tier 1 common ratio of 5 percent on a pro forma basis under expected and stressful conditions throughout a certain time period horizon. Any capital actions requested by Regions must be submitted to the Federal Reserve for approval. The Federal Reserve has committed to responding to Regions' capital plans by March 14, 2013. The Federal Reserve intends to publish its results of the supervisory stress test component of CCAR for Regions and all companies that are participating. Additionally, Regions intends to publish its own results of the Federal Reserve's severely adverse case stress test for both Regions Financial Corporation and its primary bank subsidiary Regions Bank.

Regions is evaluating the anticipated impact of Basel III which is expected to be phased in beginning in 2013. The Federal Reserve has announced a delay in the implementation date of the final rules; however, when implemented there will be a phase in period of up to 6 years. The Company's estimated Tier 1 common ratio as of December 31, 2012, based on Regions' current understanding of the Basel III requirements, as proposed by the U.S. Notices of Proposed Rulemaking ("NPR") released in June 2012, was approximately 8.9 percent and therefore exceeded the Basel III minimum of 7 percent for Tier 1 common. In January 2013, the Basel Committee published an update that included revisions to the liquidity coverage ratio ("LCR") calculation. Inclusive in this update were provisions included but not limited to, lower deposit run-off assumptions and full implementation on a phase-in schedule. Starting in 2015, firms will be required to be at a minimum compliance ratio of 60 percent, with equal annual increase until the 100 percent minimum requirement is reached in 2019. Based on Regions' understanding and interpretation of the rules for the calculation for the LCR under Basel III, Regions is currently above the 100 percent coverage minimum. The Company anticipates being fully compliant with the LCR requirements upon finalization and implementation. However, should Regions' cash position or investment mix change in the future, Regions' ability to meet the liquidity coverage ratio may be impacted. Additionally, there is still need for clarification of the Basel III rules as well as interpretation and implementation by U.S. banking regulators, so the ultimate impact of Basel III on Regions is not completely known at this point. The NPR comment period ended in October 2012; changes to the calculation resulting from the comment process could result in materially different capital ratios from the amounts estimated. Because the Basel III capital calculations are not formally defined by GAAP and are not currently prescribed in amount by the federal banking regulations, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently than Regions' disclosed calculations (see Table 2 "GAAP to Non-GAAP Reconciliation" for further details).

See the "Supervision and Regulation—Capital Requirements" subsection of the "Business" section and the "Risk Factors" section for more information. As of December 31, 2012, Regions Bank had the requisite capital levels to qualify as well capitalized.

Table 28—Capital Ratios

	December 31	
	2012	2011
	(Dollars in millions)	
Risk-based capital:		
Stockholders' equity (GAAP)	$15,499	$16,499
Accumulated other comprehensive (income) loss	(65)	69
Non-qualifying goodwill and intangibles	(4,826)	(4,900)
Disallowed deferred tax assets [1]	(35)	(432)
Disallowed servicing assets	(33)	(35)
Qualifying non-controlling interests	93	92
Qualifying trust preferred securities	501	846
Tier 1 capital	11,134	12,139
Qualifying subordinated debt	1,966	2,145
Adjusted allowance for loan losses [2]	1,170	1,164
Other	2	90
Tier 2 capital	3,138	3,399
Total capital	$14,272	$15,538
Risk-weighted assets (regulatory)	$92,811	$91,449
Capital ratios:		
Tier 1 common risk-based ratio (non-GAAP) [3]	10.84%	8.51%
Tier 1 capital to total risk-weighted assets	12.00	13.28
Total capital to total risk-weighted assets	15.38	16.99
Leverage	9.65	9.91
Stockholders' equity to total assets	12.77	12.99
Common stockholders' equity to total assets	12.38	10.30
Tangible common equity to tangible assets (non-GAAP) [3]	8.63	6.58

(1) Taxable income from the two previous tax years and one year of projected future taxable income may be applied in calculating deferred tax assets for regulatory capital purposes.
(2) Includes $83 million and $78 million in 2012 and 2011, respectively, associated with reserves recorded for off-balance sheet credit exposures, including derivatives.
(3) See Table 2 "GAAP to Non-GAAP Reconciliation" for further details.

OFF-BALANCE SHEET ARRANGEMENTS

Regions has certain variable interests in unconsolidated variable interest entities (i.e., Regions is not the primary beneficiary). Regions owns the common stock of subsidiary business trusts, which have issued mandatorily redeemable preferred capital securities ("trust preferred securities") in the aggregate of $1 billion at the time of issuance. During the fourth quarter of 2012, Regions redeemed all issued and outstanding 8.875% trust preferred securities issued by Regions Financing Trust III, which totaled approximately $345 million. These trusts meet the definition of a variable interest entity of which Regions is not the primary beneficiary; the trusts' only assets are junior subordinated debentures issued by Regions, which were acquired by the trusts using the proceeds from the issuance of the trust preferred securities and common stock. The junior subordinated debentures are included in long-term borrowings (see Note 12 "Long-Term Borrowings" to the consolidated financial statements), and Regions' equity interests in the business trusts are included in other assets. For regulatory reporting and capital adequacy purposes, the Federal Reserve Board has indicated that such trust preferred securities currently constitute Tier 1 capital, but beginning in 2013, trust preferred securities will be phased out as an allowable component of Tier 1 capital over a three-year period. Additional discussion regarding the status of capital treatment for these instruments is included in the "Supervision and Regulation—Capital Requirements" section of Item 1 of this Annual Report on Form 10-K.

Also, Regions periodically invests in various limited partnerships that sponsor affordable housing projects, which are funded through a combination of debt and equity. Regions' maximum exposure to loss as of December 31, 2012 was $774 million, which included $197 million in unfunded commitments to the partnerships. Additionally, Regions has short-term construction loans or letters of credit commitments with the partnerships totaling $165 million as of December 31, 2012. The funded portion of these loans and letters of credit was $82 million at December 31, 2012. The funded portion is included with loans on the consolidated balance sheets. See Note 2 "Variable Interest Entities" to the consolidated financial statements for further discussion.

EFFECTS OF INFLATION

The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.

Management believes the most significant potential impact of inflation on financial results is a direct result of Regions' ability to manage the impact of changes in interest rates. Management attempts to maintain an essentially balanced position between rate-sensitive assets and liabilities in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing rate structure and is one of many factors considered in determining the Company's interest rate positioning. The Company is moderately asset sensitive as of December 31, 2012. Refer to Table 29 "Interest Rate Sensitivity" for additional details on Regions' interest rate sensitivity.

EFFECTS OF DEFLATION

A period of deflation would affect all industries, including financial institutions. Potentially, deflation could lead to lower profits, higher unemployment, lower production and deterioration in overall economic conditions. In addition, deflation could depress economic activity and impair bank earnings through increasing the value of debt while decreasing the value of collateral for loans. If the economy experienced a severe period of deflation, then it could depress loan demand, impair the ability of borrowers to repay loans and sharply reduce bank earnings.

Management believes the most significant potential impact of deflation on financial results relates to Regions' ability to maintain a sufficient amount of capital to cushion against future losses. However, the Company can utilize certain risk management tools to help it maintain its balance sheet strength even if a deflationary scenario were to develop.

RISK MANAGEMENT

Risk identification and risk management are key elements in the overall management of Regions. Management believes the primary risk exposures are market risk, liquidity risk, counterparty risk, international risk and credit risk. Market risk is the price and earnings variability (mainly reductions) arising from adverse changes in 1) the fair values of financial instruments due to changes in interest rates, exchange rates, commodity prices, equity prices or the credit quality of debt securities and/or 2) the impact to net interest income based on changes in interest rates (interest rate risk) and the associated impact on prepayments (prepayment risk). Interest rate risk is the risk to net interest income due to the impact of movements in interest rates. Prepayment risk is the risk that borrowers may repay their loans or other debt earlier than at their stated maturities. Liquidity risk relates to Regions' ability to fund present and future obligations. Counterparty risk represents the risk that a counterparty will not comply with its contractual obligations. International risk, or country exposure, is defined as the aggregation of exposure Regions has with financial institutions, companies, or individuals in a given country outside of the United States. Credit risk represents the risk that parties indebted to Regions fail to perform as contractually obligated. Regions' primary credit risk arises from the possibility that borrowers may not be able to repay loans, and to a lesser extent, the failure of securities issuers and counterparties to perform as contractually required.

Management follows a formal process for identifying and documenting key risks facing each line of business, how those risks can be controlled or mitigated, and how management monitors the controls to ensure that they are effective. Separate from risk acceptance, there is an independent risk assessment and reporting program. To ensure that risks within the Company are appropriately addressed, the Board has designated a Risk Committee of outside directors. The Risk Committee's focus is on Regions' overall risk profile, and the committee receives reports from the Company's management quarterly. Additionally, Regions' Internal Audit Division performs ongoing, independent reviews of the risk management process which are reported to the Audit Committee of the Board of Directors.

Some of the more significant processes used to manage and control these and other risks are described in the remainder of this report. External factors beyond management's control may result in losses despite risk management efforts.

MARKET RISK—INTEREST RATE RISK

Regions' primary market risk is interest rate risk, including uncertainty with respect to absolute interest rate levels as well as uncertainty with respect to relative interest rate levels, which is impacted by both the shape and the slope of the various yield curves that affect the financial products and services that the Company offers. To quantify this risk, Regions measures the change in its net interest income in various interest rate scenarios compared to a base case scenario. Net interest income sensitivity is a useful short-term indicator of Regions' interest rate risk.

Sensitivity Measurement—Financial simulation models are Regions' primary tools used to measure interest rate exposure. Using a wide range of sophisticated simulation techniques provides management with extensive information on the potential impact to net interest income caused by changes in interest rates. Models are structured to simulate cash flows and accrual characteristics of Regions' balance sheet. Assumptions are made about the direction and volatility of interest rates, the slope of the yield curve, and the changing composition of the balance sheet that result from both strategic plans and from customer behavior. Among the assumptions are expectations of balance sheet growth and composition, the pricing and maturity characteristics of existing business and the characteristics of future business. Interest rate-related risks are expressly considered, such as pricing spreads, the lag time in pricing deposit accounts, prepayments and other option risks. Regions considers these factors, as well as the degree of certainty or uncertainty surrounding their future behavior.

The primary objective of asset/liability management at Regions is to coordinate balance sheet composition with interest rate risk management to sustain a reasonable and stable net interest income throughout various interest rate cycles. In computing interest rate sensitivity for measurement, Regions compares a set of alternative interest rate scenarios to the results of a base case scenario based on "market forward rates." The standard set of interest rate scenarios includes the traditional instantaneous parallel rate shifts of plus 100 and 200 basis points. Regions also prepares a minus 50 basis points scenario, as minus 100 and 200 basis point scenarios are not considered realistic in the current rate environment. Up-rate scenarios of greater magnitude are also analyzed, and are of increased importance as the current and historic low levels of interest rates increase the relative likelihood of a rapid and substantial increase in interest rates. Regions also includes simulations of gradual interest rate movements that may more realistically mimic potential interest rate movements. These gradual scenarios include curve steepening, flattening, and parallel movements of various magnitudes phased in over a six-month period, and include rate shifts of minus 50 basis points and plus 100 and 200 basis points.

Exposure to Interest Rate Movements—As of December 31, 2012, Regions was moderately asset sensitive to both gradual and instantaneous rate shifts as compared to the base case for the measurement horizon ending December 2013. Table 29 "Interest Rate Sensitivity" illustrates several rate shift scenarios. The protractedly low interest-rate environment that has prevailed over the past few years has led many borrowers, especially those with loans at fixed rates of interest, to refinance or prepay their loans. This has resulted in considerable pressure on net interest margin and net interest income as these loans and fixed rate investment securities were replaced by other assets at lower yields. However, at the same time, the broader economic conditions and the level of short-term interest-rates, in particular, produced ample opportunities for the reduction of deposit and borrowing costs. If long-term rates were to decline materially from the recent implied market-forward outlook, Regions' loan and securities portfolios would expect to be subject to higher levels of prepayment. Deposit costs, having benefited from several years of very low short-term rates, would likely experience additional reduction from recent levels, but the magnitude of decline may not be as pronounced as in the past few years. In total, Regions estimates an impact of a 50 basis points instantaneous and gradual decline in interest rates at ($135) million and ($112) million respectively, for the measurement period ending December 2013. (Note that where scenarios would indicate negative interest rates, a minimum of zero is applied). In the converse environment, in which rates rise, Regions estimates that the speed of loan and securities prepayment will slow considerably and deposit rates would rise, but the negative impact of these factors would be more than offset by higher rates on new loans and securities as well as the repricing of existing floating rate loans.

Table 29—Interest Rate Sensitivity

	Estimated Annual Change in Net Interest Income December 31, 2012
	(In millions)
Gradual Change in Interest Rates	
+200 basis points	$ 402
+100 basis points	216
-50 basis points	(112)
Instantaneous Change in Interest Rates	
+200 basis points	$ 484
+100 basis points	262
-50 basis points	(135)

Interest rate movements may also have an impact on the value of Regions' securities portfolio, which can directly impact the carrying value of shareholders' equity. Regions from time to time may hedge these price movements with derivatives (as discussed below).

Derivatives— Regions uses financial derivative instruments for management of interest rate sensitivity. The Asset and Liability Committee ("ALCO"), which consists of members of Regions' senior management team, in its oversight role for the management of interest rate sensitivity, approves the use of derivatives in balance sheet hedging strategies. The most common derivatives Regions employs are forward rate contracts, Eurodollar futures contracts, interest rate swaps, options on interest rate swaps, interest rate caps and floors, and forward sale commitments. Derivatives are also used to offset the risks associated with customer derivatives, which include interest rate, credit and foreign exchange risks.

Forward rate contracts are commitments to buy or sell financial instruments at a future date at a specified price or yield. A Eurodollar futures contract is a future on a Eurodollar deposit. Eurodollar futures contracts subject Regions to market risk associated with changes in interest rates. Because futures contracts are cash settled daily, there is minimal credit risk associated with Eurodollar futures. Interest rate swaps are contractual agreements typically entered into to exchange fixed for variable (or vice versa) streams of interest payments. The notional principal is not exchanged but is used as a reference for the size of interest settlements. Interest rate options are contracts that allow the buyer to purchase or sell a financial instrument at a predetermined price and time. Forward sale commitments are contractual obligations to sell market instruments at a future date for an already agreed-upon price. Foreign currency contracts involve the exchange of one currency for another on a specified date and at a specified rate. These contracts are executed on behalf of the Company's customers and are used to manage fluctuations in foreign exchange rates. The Company is subject to the credit risk that another party will fail to perform.

Regions has made use of interest rate swaps to effectively convert a portion of its fixed-rate funding position to a variable-rate position and, in some cases, to effectively convert a portion of its variable-rate loan portfolio to fixed-rate. Regions also uses derivatives to manage interest rate and pricing risk associated with its mortgage origination business. In the period of time that elapses between the origination and sale of mortgage loans, changes in interest rates have the potential to cause a decline in the value of the loans in this held-for-sale portfolio. Futures contracts and forward sale commitments are used to protect the value of the loan pipeline and loans held for sale from changes in interest rates and pricing.

Regions manages the credit risk of these instruments in much the same way as it manages credit risk of the loan portfolios by establishing credit limits for each counterparty and through collateral agreements for dealer transactions. For non-dealer transactions, the need for collateral is evaluated on an individual transaction basis and is primarily dependent on the financial strength of the counterparty. Credit risk is also reduced significantly by entering into legally enforceable master netting agreements. When there is more than one transaction with a counterparty and there is a legally enforceable master netting agreement in place, the exposure represents the net of the gain and loss positions with and collateral received from and/or posted to that counterparty. The "Credit Risk" section in this report contains more information on the management of credit risk.

Regions also uses derivatives to meet the needs of its customers. Interest rate swaps, interest rate options and foreign exchange forwards are the most common derivatives sold to customers. Other derivatives instruments with similar characteristics are used to hedge market risk and minimize volatility associated with this portfolio. Instruments used to service customers are held in the trading account, with changes in value recorded in the consolidated statements of operations.

The primary objective of Regions' hedging strategies is to mitigate the impact of interest rate changes, from an economic perspective, on net interest income and the net present value of its balance sheet. The overall effectiveness of these hedging strategies is subject to market conditions, the quality of Regions' execution, the accuracy of its valuation assumptions, counterparty credit risk and changes in interest rates. See Note 20 "Derivative Financial Instruments and Hedging Activities" to the consolidated financial statements for a tabular summary of Regions' year-end derivatives positions and further discussion.

On January 1, 2009, Regions began accounting for mortgage servicing rights at fair market value with any changes to fair value being recorded within mortgage income. Also, in early 2009, Regions entered into derivative and balance sheet transactions to mitigate the impact of market value fluctuations related to mortgage servicing rights. Derivative instruments entered into in the future could be materially different from the current risk profile of Regions' current portfolio.

MARKET RISK—PREPAYMENT RISK

Regions, like most financial institutions, is subject to changing prepayment speeds on mortgage-related assets under different interest rate environments. Prepayment risk is a significant risk to earnings and specifically to net interest income. For example, mortgage loans and other financial assets may be prepaid by a debtor, so that the debtor may refinance its obligations at lower rates. As loans and other financial assets prepay in a falling rate environment, Regions must reinvest these funds in lower-yielding assets. Prepayments of assets carrying higher rates reduce Regions' interest income and overall asset yields. Conversely, in a rising rate environment, these assets will prepay at a slower rate, resulting in opportunity cost by not having the cash flow to reinvest at higher rates. Prepayment risk can also impact the value of securities and the carrying value of equity. Regions' greatest exposures to prepayment risks primarily rest in its mortgage-backed securities portfolio, the mortgage fixed-rate loan portfolio and the mortgage servicing asset, all of which tend to be sensitive to interest rate movements. Regions also has prepayment risk that would be reflected in non-interest income in the form of servicing income on loans sold. Regions actively evaluates prepayment exposure as part of its overall net interest income forecasting and interest rate risk management. In particular, because current interest rates are relatively low, Regions is actively managing exposure to declining prepayments that are expected to coincide with increasing interest rates in both the loan and securities portfolios.

MARKET RISK—BROKERAGE AND OTHER MARKET ACTIVITY RISK

On January 11, 2012, Regions entered into a stock purchase agreement to sell Morgan Keegan & Company, Inc. and related affiliates to Raymond James Financial, Inc. The transaction closed on April 2, 2012. Refer to Note 3 "Discontinued Operations," to the consolidated financial statements for further details.

Regions' capital markets business, which includes derivatives, loan syndication and foreign exchange trading activities, expose it to market risk. Further, the Company is exposed to non-trading market risk from mortgage hedging activities which include secondary marketing of loans to government-sponsored entities and mortgage servicing rights valuation.

To manage trading risks arising from interest rate and equity price risks, Regions uses a Value at Risk ("VAR") model along with other risk management methods to measure the potential fair value the Company could lose on its trading positions given a specified statistical confidence level and time-to-liquidate time horizon. The end-of-period 10-day VAR was approximately $521 thousand at December 31, 2012 and $423 thousand at December 31, 2011. Maximum 10-day VAR utilization during 2012 was $1.5 million and average 10-day VAR during the same period was $513 thousand.

LIQUIDITY RISK

Liquidity is an important factor in the financial condition of Regions and affects Regions' ability to meet the borrowing needs and deposit withdrawal requirements of its customers. Regions intends to fund obligations primarily through cash generated from normal operations. In addition to these obligations, Regions has obligations related to potential litigation contingencies. See Note 23 "Commitments, Contingencies and Guarantees" to the consolidated financial statements for additional discussion of the Company's funding requirements.

Assets, consisting principally of loans and securities, are funded by customer deposits, purchased funds, borrowed funds and stockholders' equity. Regions' goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers, while at the same time meeting the Company's cash flow needs. The challenges of the current market environment demonstrate the importance of having and using various sources of liquidity to satisfy the Company's funding requirements.

In order to ensure an appropriate level of liquidity is maintained, Regions performs specific procedures including scenario analyses and stress testing at the bank, holding company, and affiliate levels. Regions' holding company cash is managed to a conservative three step evaluation. The Minimum Cash Requirement utilizes a three step process that requires the parent to hold the greater of 1) two years of corporate dividends, debt service, and maturities by utilizing cash on hand, and the next four quarters' expected dividend capacity from Regions Bank, 2) enough cash on hand with no upstream dividend capacity from Regions Bank to meet corporate dividends, debt service payments and maturities for the next 12 months, or 3) a minimum cash requirement of $500 million. Regions runs similar testing scenarios and has minimum liquidity requirements for the bank and subsidiaries. The Company's funding and contingency planning does not currently include any reliance on unsecured sources. Risk limits are established within the Company's ALCO, which regularly reviews compliance with the established limits. Regions' parent company cash and cash equivalents as of December 31, 2012 was $857 million.

Regions' contractual obligations and expected payment dates are presented in the following table:

Table 30—Contractual Obligations

	Payments Due By Period [5]					
	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Indeterminable Maturity	Total
	(In millions)					
Deposits [1]	$ 8,581	$2,643	$2,197	$ 22	$82,031	$ 95,474
Short-term borrowings	1,574	—	—	—	—	1,574
Long-term borrowings	751	2,544	4	2,562	—	5,861
Lease obligations	131	236	171	397	—	935
Purchase obligations	22	30	12	—	—	64
Benefit obligations [2]	14	30	41	67	—	152
Commitments to fund low income housing partnerships [3]	280	—	—	—	—	280
Unrecognized tax benefits [4]	—	—	—	—	56	56
Indemnification obligation [6]	—	345	—	—	—	345
Visa litigation	—	—	—	—	22	22
	$11,353	$5,828	$2,425	$3,048	82,109	$104,763

(1) Deposits with indeterminable maturity include non-interest bearing demand, savings, interest-bearing transaction accounts and money market accounts.
(2) Amounts only include obligations related to the unfunded non-qualified pension plan and postretirement health care plan.
(3) Commitments to fund low income housing partnerships do not have defined maturity dates. Therefore, they have been considered due on demand, maturing one year or less.
(4) Includes liabilities for unrecognized tax benefits of $55 million and tax-related interest and penalties of $1 million. See Note 19 "Income Taxes" to the consolidated financial statements.
(5) See Note 23 "Commitments Contingencies and Guarantees" to the consolidated financial statements for the Company's commercial commitments at December 31, 2012.
(6) See Note 23 "Commitments Contingencies and Guarantees" to the consolidated financial statements for a description of the indemnification obligation to Raymond James, and the rationale for the expected payment timeframe.

The securities portfolio is one of Regions' primary sources of liquidity. Maturities of securities provide a constant flow of funds available for cash needs (see Note 4 "Securities" to the consolidated financial statements). The agency guaranteed mortgage portfolio is another source of liquidity in various secured borrowing capacities.

Maturities in the loan portfolio also provide a steady flow of funds (see Table 11 "Selected Loan Maturities"). At December 31, 2012, commercial loans and investor real estate mortgage and construction loans with an aggregate balance of $10.6 billion were due to mature in one year or less, although Regions may renew some of these lending arrangements if the risk profile is acceptable. Additionally, securities of $38 million were due to contractually mature in one year or less. Additional funds are provided from payments on consumer loans and one-to-four family residential first mortgage loans. In addition, liquidity needs can also be met by borrowing funds in state and national money markets, although Regions does not currently rely on unsecured wholesale market funding. Historically, Regions' liquidity has been enhanced by its relatively stable customer deposit base.

Regions elected to exit the FDIC's TAG program on July 1, 2010. The TAG program was a component of the Temporary Liquidity Guarantee Program, whereby the FDIC guaranteed all funds held at participating institutions beyond the $250,000 deposit insurance limit in qualifying transaction accounts. The decision to exit the program did not have a significant impact on liquidity. The Dodd-Frank Act permanently increased the FDIC coverage limit to $250,000. As a result of the Dodd-Frank Act, effective December 31, 2010, unlimited coverage for non-interest bearing demand transaction accounts was provided until January 1, 2013. In early 2013, non-interest bearing transaction accounts have declined, but the overall impact to deposit balances and liquidity has not been significant and is within expectations.

Regulation Q prohibited banks from paying interest on business checking accounts in accordance with the Glass-Steagall Act of 1933. However, the Dodd-Frank Act repealed Regulation Q. In July 2011, financial institutions, such as Regions, were allowed to offer interest on corporate checking accounts. Regions responded to these changes by enhancing its existing core interest-bearing products. However, due to the low interest rate environment and unlimited FDIC insurance available on non-interest bearing balances until January 1, 2013, the Company has not experienced, nor does it anticipate experiencing significant migration of business customer balances from non-interest bearing accounts to an interest-bearing account.

Due to the potential for uncertainty and inconsistency in the unsecured funding markets, Regions has been maintaining higher levels of cash liquidity by depositing excess cash with the Federal Reserve Bank, which is the primary component of the balance sheet line item, "interest-bearing deposits in other banks." At December 31, 2012, Regions had over $3.5 billion in excess cash on deposit with the Federal Reserve. Regions' borrowing availability with the Federal Reserve Bank as of December 31, 2012, based on assets available for collateral at that date, was $19.6 billion.

Regions periodically accesses funding markets through sales of securities with agreements to repurchase. Repurchase agreements are also offered through a commercial banking sweep product as a short-term investment opportunity for customers. All such arrangements are considered typical of the banking industry and are accounted for as borrowings.

Regions' financing arrangement with the FHLB adds additional flexibility in managing its liquidity position. As of December 31, 2012, Regions' borrowing availability from the FHLB totaled $6.7 billion. FHLB borrowing capacity is contingent on the amount of collateral pledged to the FHLB. Regions Bank and its subsidiaries have pledged certain residential first mortgage loans on one-to-four family dwellings and home equity lines of credit as collateral for the FHLB advances outstanding. Additionally, investment in FHLB stock is required in relation to the level of outstanding borrowings. Regions held $73 million in FHLB stock at December 31, 2012. The FHLB has been and is expected to continue to be a reliable and economical source of funding.

In February 2010, Regions filed a shelf registration statement with the U.S. Securities and Exchange Commission. This shelf registration does not have a capacity limit and can be utilized by Regions to issue various debt and/or equity securities. The registration statement will expire in February 2013. Regions expects to file a new shelf registration statement prior to the expiration of the current shelf registration statement. In 2012, Regions issued from the shelf 153 million shares of common stock with a par value $0.01 per share at $5.90 a share as well as 20 million depositary shares each representing a 1/40th ownership interest in the Company's 6.375% Non-Cumulative Perpetual Preferred Stock, Series A, with a $1.00 par value.

Regions' Bank Note program allows Regions Bank to issue up to $20 billion aggregate principal amount of bank notes outstanding at any one time. No issuances have been made under this program as of December 31, 2012. Notes issued under the program may be senior notes with maturities from 30 days to 15 years and subordinated notes with maturities from 5 years to 30 years. These notes are not deposits and they are not insured or guaranteed by the FDIC.

On December 3, 2012, following a notice by the Federal Reserve of proposed rulemaking which would phase-out the Tier 1 capital treatment of the trust preferred securities, Regions redeemed approximately $345 million of issued and outstanding 8.875% Trust Preferred Securities issued by Regions Financing Trust III. Regions determined that the Federal Reserve's approval for publication of the notice constituted a "capital treatment event" (as defined in the indenture related to the trust preferred securities), which allowed Regions to redeem the trust preferred securities pursuant to the terms of such securities. Regions may, from time to time, consider opportunistically retiring outstanding issued securities, including subordinated debt, trust preferred securities and preferred shares in privately negotiated or open market transactions for cash or common shares. Regulatory approval would be required for retirement of some instruments.

See the "Stockholders' Equity" section for discussion of the Federal Reserve's Comprehensive Capital Analysis and Review.

COUNTERPARTY RISK

Regions manages and monitors its exposure to other financial institutions, also known as counterparty exposure, on an ongoing basis. The objective is to ensure that Regions appropriately identifies and reacts to risks associated with counterparties in a timely manner. This exposure may be direct or indirect and could create financial, credit, legal, or reputational risk to the Company.

Counterparty exposure may result from a variety of transaction types and may include exposure to commercial banks, savings and loans, insurance companies, broker/dealers, institutions that provide credit enhancements, and foreign corporate debt issuers. Because transactions with a counterparty may be generated in one or more departments, exposure limits are established for use by various areas of the Company including treasury, investments group, capital markets, finance, the mortgage division, and other lines of business.

To manage counterparty risk, Regions has a centralized approach to approval, management and monitoring of exposure. To that end, Regions has a dedicated counterparty credit group and credit officer, as well as a documented counterparty credit policy. Exposures to counterparties are regularly aggregated across departments and reported to senior management.

INTERNATIONAL RISK

Regions has minimal sovereign credit exposure. This includes an immaterial amount in government securities issued by a single non-European sovereign, as well as a guarantee on a leveraged lease from a Western European government agency. However, Regions does have country exposure, which is defined as the aggregation of exposure with financial institutions, companies, or individuals in a given country outside of the United States. The majority of these exposures are in the form of corporate bonds purchased for the bank's investment portfolio, derivative hedges (interest rate and foreign exchange), and leveraged lease guarantees. This exposure is concentrated in highly-rated, Western European countries but not in those most severely affected by the Eurozone turmoil.

In addition to Western Europe and Australia, Regions' corporate securities include investments in corporations domiciled in other countries in Eastern Europe and North America. Regions has other smaller exposures in the form of trade confirmations, due from clearing accounts and loan participations with counterparties domiciled in countries in other regions, such as Central and South America, Asia and the Middle East/North Africa region.

At December 31, 2012, Regions' international exposure was approximately $1.2 billion in total outstandings. Approximately 69 percent of the total exposure relates to corporate bonds. Approximately 55 percent of the total exposure relates to highly-rated Western European entities.

Regions' Counterparty Risk department is responsible for the setting of country limits and managing of the outstanding country exposure for all departments of the bank as well as monitoring compliance of the outstanding exposure to the established limits. Reports are sent to Counterparty Risk by the lines of business on a monthly basis to demonstrate their compliance with their set limits. Counterparty Risk conducts a formal, quarterly assessment of the exposure, on both an outstanding and limit basis, which is then distributed to upper management for review.

CREDIT RISK

Regions' objective regarding credit risk is to maintain a high-quality credit portfolio that provides for stable credit costs with acceptable volatility through an economic cycle. See the "Credit Quality" section found earlier in this report for further information.

Management Process

Regions employs a credit risk management process with defined policies, accountability and regular reporting to manage credit risk in the loan portfolio. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy department, procedures exist that elevate the approval requirements as credits become larger and more complex. Generally, consumer credits and smaller commercial credits are centrally underwritten based on custom credit matrices and policies that are modified as appropriate. Larger commercial and investor real estate transactions are individually underwritten, risk-rated, approved and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in the lines of business. For consumer and small business portfolios, the risk management process focuses on managing customers who become delinquent in their payments and managing performance of the credit scorecards, which are periodically adjusted based on actual credit performance. The credit risk management division works with commercial relationship teams to analyze and underwrite new business opportunities, manage the overall loan portfolio, and perform ongoing credit servicing activities utilizing a risk-based approach which incorporates quantitative and qualitative factors.

To ensure problem commercial credits are identified on a timely basis, several specific portfolio reviews occur each quarter to assess the larger adversely rated credits for accrual status and, if necessary, to ensure such individual credits are transferred to Regions' Problem Asset Management Division, which specializes in managing distressed credit exposures.

There are also separate and independent commercial credit and consumer credit risk management organizational groups. These organizational units partner with the business line to assist in the processes described above, including the review and approval of new business and ongoing assessments of existing loans in the portfolio. Independent commercial and consumer credit risk management provides for more accurate risk ratings and the timely identification of problem credits, as well as oversight for the Chief Credit Officer on conditions and trends in the credit portfolios.

Credit quality and trends in the loan portfolio are measured and monitored regularly and detailed reports, by product, business unit and geography, are reviewed by line of business personnel and the Chief Credit Officer. The Chief Credit Officer reviews summaries of these credit reports with executive management and the Board of Directors. Finally, the Credit Review department provides ongoing independent oversight of the credit portfolios to ensure policies are followed, credits are properly risk-rated and that key credit control processes are functioning as intended.

Risk Characteristics of the Loan Portfolio

In order to assess the risk characteristics of the loan portfolio, Regions considers the current U.S. economic environment and that of its primary banking markets, as well as risk factors within the major categories of loans.

Economic Environment in Regions' Banking Markets

One of the primary factors influencing the credit performance of Regions' loan portfolio is the overall economic environment in the U.S. and the primary markets in which it operates. The "Great Recession" that began in December 2007 and ended in June 2009 took a severe toll on the U.S. economy. However, by year-end 2012 many of the economic headwinds that had restrained the economy had diminished. In particular, the housing market is recovering, consumers have reduced their leverage, and business and consumer confidence has improved.

Considerable improvement is needed before the economy can be considered to have fully healed from the Great Recession. The housing recovery comes from a low base and permits, starts, and sales will be well short of levels that could be considered "normal" for some time to come. While having fallen to 7.8 percent by year-end 2012, the unemployment rate remains well above a level that could be considered consistent with full employment, and at least some of the decline in the unemployment rate to date has come as a result of a lower labor force participation rate. With what remains a high degree of labor market under utilization, wage and salary growth remains weak and uneven which, in turn, is reflected in a slow rate of growth in disposable personal income, particularly when adjusted for inflation.

It is expected that the private sector of the U.S. economy will continue to strengthen throughout 2013. The housing market recovery should continue, household balance sheets should continue to improve, and corporate balance sheets are healthy. What will remain is a highly stimulative monetary policy, with the Federal Open Market Committee ("FOMC") actively engaged in holding down long-term interest rates that will be supportive of the recovery in the broader economy. There are, however, some economic risks that could adversely impact Regions' operating environment over the near term.

As 2013 begins, federal fiscal policy is exerting a drag on the economy with the potential for this drag to intensify. Higher payroll tax rates impact all workers with wage and salary earnings, even those who may not pay personal income taxes. This is expected to have a material adverse impact on growth in consumer spending during the first quarter of 2013. Moreover, with the sequestration spending cuts set to take effect March 1, 2013, the economy is facing roughly $100 billion of cutbacks in federal government expenditures on an annual basis for the next ten years, which would act as an additional drag on the broader economy. Additionally, while the risks of a catastrophic outcome in the Euro Zone have been diminished by an aggressive policy stance by the European Central Bank, the underlying structural constraints that act as a significant drag on growth in many Euro Zone nations have yet to be addressed, meaning that Europe cannot be ruled out as a downside risk.

In summation, after the Gross Domestic Product ("GDP") grew at 2.2 percent in 2012, the U.S. economy's GDP is expected to grow approximately 2.0 percent in 2013, with slower growth over the first half of the year and faster growth over the second half of the year. Should the recovery broaden and strengthen over the second half of 2013, as is anticipated, economic growth would be stronger in 2014.

Portfolio Characteristics

Regions has a diversified loan portfolio, in terms of product type, collateral and geography. At December 31, 2012, commercial loans represented 50 percent of total loans, net of unearned income, investor real estate loans represented 10 percent, residential first mortgage loans totaled 18 percent and other consumer loans, largely home equity lending, comprised the remaining 22 percent. Following is a discussion of risk characteristics of each loan type.

Commercial—The commercial loan portfolio segment totaled $37.1 billion at year-end 2012 and primarily consists of loans to small and mid-sized commercial and large corporate customers with business operations in Regions' geographic footprint. Loans in this portfolio are generally underwritten individually and are usually secured with the assets of the company and/or the personal guarantee of the business owners. Also considered as commercial loans are owner-occupied commercial real estate loans to businesses for long-term financing of land and buildings. Regions attempts to minimize risk on owner-occupied properties by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and, in many cases, the personal guarantees of principals of the borrowers. Net charge-offs on commercial loans were 0.89 percent in 2012 compared to 1.40 percent in 2011.

Investor Real Estate—The investor real estate portfolio segment totaled $7.7 billion at year-end 2012 and includes various loan types. A large component of investor real estate loans is extensions of credit to real estate developers and investors for the financing of land or buildings, where the repayment is generated from the sale of the real estate or income generated by the real estate property. Net charge-offs on commercial investor real estate mortgage loans were 2.22 percent in 2012, as compared to 5.52 percent in 2011. Commercial investor real estate construction loans are primarily extensions of credit to real estate developers or investors where repayment is dependent on the sale of real estate or income generated from the real estate collateral. These loans are generally underwritten and managed by a specialized real estate group that also manages loan disbursements during the construction process. Net charge-offs on commercial investor real estate construction decreased from 11.71 percent in 2011 to 4.03 percent in 2012.

Residential First Mortgage—The residential first mortgage class in the consumer portfolio segment totaled $13.0 billion at year-end 2012 and primarily contains loans to individuals, which are secured by single-family residences that are originated through Regions' branch network. Loans of this type are generally smaller in size than commercial or investor real estate loans and are geographically dispersed throughout Regions' market areas, with some guaranteed by government agencies or private mortgage insurers. Losses on the residential loan portfolio depend, to a large degree, on the level of interest rates, the unemployment rate, economic conditions and collateral values. During 2012, losses on single-family residences totaled 1.06 percent, as compared to 1.52 percent in 2011.

Home Equity—The home equity class in the consumer portfolio segment totaled $11.8 billion at December 31, 2012, as compared to $13.0 billion at December 31, 2011. Substantially all of this portfolio was originated through Regions' branch network. Losses in this portfolio generally track overall economic conditions. During 2012, losses on home equity decreased to 1.90 percent from 2.41 percent in 2011. Most of the improvement in losses came from Florida second liens because property values in Florida markets have either stabilized or started to increase.

Indirect—Indirect lending, which is lending initiated through third-party business partners, is largely comprised of loans made through automotive dealerships. Beginning in late 2010, the Company re-entered indirect auto lending. During 2012, this portfolio class increased $488 million to $2.3 billion. Losses on indirect loans were 0.72 percent for 2012, as compared to 0.75 percent for 2011.

Consumer Credit Card—During 2011, Regions completed the purchase of existing Regions-branded consumer credit card accounts from FIA Card Services. The products are primarily open-ended variable interest rate consumer credit card loans. During 2012, this portfolio class decreased $81 million to $906 million. Losses on consumer credit card were 4.68 percent for 2012. In the third quarter of 2012, Regions assumed the servicing of these loans from FIA Card Services.

Other Consumer —Other consumer loans include direct consumer installment loans, overdrafts and other revolving credit, and educational loans.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of credit losses inherent in the portfolio as of year-end. The allowance for credit losses consists of two components: the allowance for loan losses and the reserve for unfunded credit commitments. Management's assessment of the appropriateness of the allowance for credit losses is based on a combination of both of these components. Regions determines its allowance for credit losses in accordance with applicable accounting literature as well as regulatory guidance related to receivables and contingencies. Binding unfunded credit commitments include items such as letters of credit, financial guarantees and binding unfunded loan commitments.

Allowance Process—Factors considered by management in determining the adequacy of the allowance include, but are not limited to: 1) detailed reviews of individual loans; 2) historical and current trends in gross and net loan charge-offs for the various classes of loans evaluated; 3) the Company's policies relating to delinquent loans and charge-offs; 4) the level of the allowance in relation to total loans and to historical loss levels; 5) levels and trends in non-performing and past due loans; 6) collateral values of properties securing loans; 7) the composition of the loan portfolio, including unfunded credit commitments; 8) management's analysis of current economic conditions; 9) migration of loans between risk rating categories; and 10) estimation of inherent credit losses in the portfolio. In support of collateral values, Regions obtains updated valuations for non-performing loans on at least an annual basis. For loans that are individually identified for impairment in certain loan categories, those valuations are currently discounted from the most recent appraisal to consider continued declines in property values. The discounted valuations are utilized in the measurement of the level of impairment in the allowance calculation. For loans that are not individually identified for impairment and secured by real estate, Regions considers the impact of declines in real estate valuations in the loss given default estimates within the allowance calculation.

Commercial and Consumer Credit Risk Management and Problem Asset Management are all involved in the credit risk management process to assess the accuracy of risk ratings, the quality of the portfolio and the estimation of inherent credit losses in the loan portfolio. This comprehensive process also assists in the prompt identification of problem credits. The Company has taken a number of measures to manage the portfolios and reduce risk, particularly in the more problematic portfolios. In addition, a strong Customer Assistance Program for consumer lending is in place which educates customers about options and initiates early contact with customers to discuss solutions when a loan first becomes delinquent.

For loans that are not specifically reviewed, management uses information from its ongoing review processes to stratify the loan portfolio into pools sharing common risk characteristics. Loans that share common risk characteristics are assigned a portion of the allowance for credit losses based on the assessment process described above. Credit exposures are categorized by type and assigned estimated amounts of inherent loss based on several factors, including current and historical loss experience for each pool and management's judgment of current economic conditions and their expected impact on credit performance. Adjustments to the allowance for loan losses calculated using a pooled approach are recorded through the provision for loan losses; adjustments to the reserve for unfunded credit commitments calculated using a pooled approach are recorded through noninterest expense.

As a matter of business practice, Regions may require some form of credit support, such as a guarantee. Guarantees are legally binding and entered into simultaneously with the primary loan agreements. Regions underwrites the ability of each guarantor to perform under its guarantee in the same manner and to the same extent as would be required to underwrite the repayment plan of a direct obligor. This entails obtaining sufficient information on the guarantor, including financial and operating information, to sufficiently measure the guarantor's ability to perform under the guarantee. Evaluation of guarantors' ability and willingness to pay is considered as part of the risk rating process, which provides the basis for the allowance for loan losses for the commercial and investor real estate portfolio segments. In some cases, the credit support provided by the guarantor is integral to the risk rating. In concluding that the risk rating is appropriate, Regions considers a number of factors including whether underlying cash flow is adequate to service the debt, payment history, and whether there is appropriate guarantor support. Accordingly, Regions has concluded that the impact of credit support provided by guarantors has been appropriately considered in the calculation and assessment of the allowance for loan losses.

Management considers the current level of allowance for credit losses appropriate to absorb losses inherent in the loan portfolio and unfunded commitments. Management's determination of the appropriateness of the allowance for credit losses, which is based on the factors and risk identification procedures previously discussed, requires the use of judgments and estimations that may change in the future. Changes in the factors used by management to determine the appropriateness of the allowance or the availability of new information could cause the allowance for credit losses to be increased or decreased in future periods. Management expects the allowance for credit losses to total loans ratio to vary over time due to changes in portfolio balances, economic conditions, loan mix and collateral values, or variations in other factors that may affect inherent losses. In addition, bank regulatory agencies, as part of their examination process, may require changes in the level of the allowance based on their judgments and estimates.

Additional discussion of the methodology used to calculate the allowance for credit losses is included in Note 1 "Summary of Significant Accounting Policies" and Note 6 "Allowance for Credit Losses" to the consolidated financial statements. Details regarding the allowance for credit losses, including an analysis of activity from the previous year's total, are included in Table 17 "Allowance for Credit Losses." Also, refer to Table 18 "Allocation of the Allowance for Loan Losses" for details pertaining to management's allocation of the allowance for loan losses to each loan category.

FINANCIAL DISCLOSURE AND INTERNAL CONTROLS

Regions has always maintained internal controls over financial reporting, which generally include those controls relating to the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. Regions' process for evaluating internal controls over financial reporting starts with understanding the risks facing each of its functions and areas, how those risks are controlled or mitigated, and how management monitors those controls to ensure that they are in place and effective. These risks, control procedures and monitoring tools are documented in a standard format. This format not only documents the internal control structures over all significant accounts, but also places responsibility on management for establishing feedback mechanisms to ensure that controls are effective.

Regions has also established processes to ensure appropriate disclosure controls and procedures are maintained. These controls and procedures as defined by the Securities and Exchange Commission ("SEC") are generally designed to ensure that financial and non-financial information required to be disclosed in reports filed with the SEC is reported within the time periods specified in the SEC's rules and forms, and that such information is communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

Regions' Disclosure Review Committee, which includes representatives from the legal, risk management, accounting, investor relations, treasury and audit departments, meets quarterly to review recent internal and external events to determine whether all appropriate disclosures have been made in reports filed with the SEC. In addition, the CEO and CFO meet quarterly with the SEC Filings Review Committee, which includes senior representatives from accounting, legal, risk management, audit, treasury, the lines of business, and administration. The SEC Filings Review Committee reviews certain reports to be filed with the SEC, including Forms 10-K and 10-Q and evaluates the adequacy and accuracy of the disclosures. As part of this process, certifications of internal control effectiveness are obtained from accounting, treasury, legal, audit, risk management, the lines of business and administration. These certifications are reviewed and presented to the CEO and CFO as support of the Company's assessment of internal controls over financial reporting. The Form 10-K is presented to the Audit Committee of the Board of Directors for approval, and the Forms 10-Q are reviewed by the Audit Committee. Financial results and other financial information are also reviewed with the Audit Committee on a quarterly basis.

As required by applicable regulatory pronouncements, the CEO and the CFO review and make various certifications regarding the accuracy of Regions' periodic public reports filed with the SEC, as well as the effectiveness of disclosure controls and procedures and internal controls over financial reporting. With the assistance of the financial review committees noted in the previous paragraph, Regions will continue to assess and monitor disclosure controls and procedures and internal controls over financial reporting, and will make refinements as necessary.

COMPARISON OF 2011 WITH 2010—CONTINUING OPERATIONS

Regions reported a net loss available to common shareholders of $429 million, or $0.34 per diluted common share, in 2011 compared to a net loss available to common shareholders of $763 million, or $0.62 per diluted share, in 2010. Regions reported a loss from continuing operations available to common shareholders of $25 million, or $0.02 per diluted common share, in 2011 compared to a loss from continuing operations available to common shareholders of $692 million, or $0.56 per diluted share, in 2010. Significant drivers of 2011 results included a fourth quarter non-cash goodwill impairment charge of $731 (net of $14 million income tax impact) within the former Investment Banking/Brokerage/Trust segment. Based on a relative fair value allocation, $478 million of the impairment charge was recorded within discontinued operations and $253 million within continuing operations.

Net interest income from continuing operations was $3.4 billion in both 2011 and 2010. The net interest margin from continuing operations (taxable-equivalent basis) was 3.07 percent in 2011, compared to 2.91 percent during 2010. The margin improvement was driven primarily by a decrease of 34 basis points in the cost of interest-bearing liabilities, while being partially offset by a 15 basis point decline in the overall yield on interest earning assets. This dynamic reflected efforts to improve deposit costs and pricing on loans, while managing the challenges posed by a low interest rate environment. Long-term interest rates in particular remained low in 2011, pressuring yields on fixed-rate loan and securities portfolios, and contributed to the decline in the yield on taxable securities from 3.66 percent in 2010 to 3.08 percent in 2011. The overall costs of deposits improved from 0.78 percent in 2010 to 0.49 percent in 2011.

Non-interest income from continuing operations totaled $2.1 billion in 2011, compared to $2.5 billion in 2010. The year-over-year decrease was due primarily to lower gains from both sales of securities and leveraged lease terminations.

Service charges on deposit accounts decreased less than 1 percent in 2011 and totaled $1.2 billion in both 2011 and 2010. This modest decrease was driven by policy changes related to Regulation E, as well as a decline in interchange income as a result of debit interchange price controls implemented in the fourth quarter of 2011. These factors were offset by the restructuring of checking accounts from free to fee-eligible and a higher level of customer transactions.

In 2011, mortgage income decreased $27 million, or 11 percent to $220 million. The decrease was primarily driven by lower mortgage origination volume in 2011 as compared to 2010 due to decreased refinance activity during 2011 as compared to 2010. Mortgage originations totaled $6.3 billion in 2011 as compared to $8.2 billion in 2010. In addition to the decrease in origination income, market valuation adjustments for mortgage servicing rights and related derivatives subtracted $22 million and added $16 million to mortgage income in 2011 and 2010, respectively.

Regions reported net gains of $112 million from the sale of securities available for sale in 2011, compared to net gains of $394 million in 2010. The Company's gains for both years were due to increased sales activity within the available-for-sale category as part of the Company's asset/liability management strategies. In 2011, the Company repositioned its securities portfolio and sold $7.7 billion of securities that were primarily agency available for sale securities. The proceeds were reinvested predominately into similar securities with shorter durations. In 2010, the Company repositioned its securities portfolio and sold $9.9 billion to mitigate prepayment risk and extended the duration of the investment portfolio. The proceeds from the sales in 2011 and 2010 were reinvested in U.S. government agency mortgage-backed securities classified as available for sale.

Credit card / bank card income increased $34 million in 2011 as compared to 2010. Credit card income is derived from activity related to the Regions-branded credit card amounts purchased from FIA Card Services in the second quarter of 2011 and any subsequent originations. Bank card income relates to commercial purchasing cards. The increase in 2011 was primarily due to the 2011 credit card portfolio purchase.

Non-interest expense from continuing operations was $3.9 billion in both 2011 and 2010 and included a $253 million goodwill impairment charge in 2011 and a $75 million regulatory charge in 2010. See Table 6 "Non-Interest Expense from Continuing Operations" and the text preceding Table 2 "GAAP to Non-GAAP Reconciliation". Salaries and employee benefits remained relatively stable at $1.6 billion in 2011. At December 31, 2011, Regions had 23,707 employees compared to 24,656 at December 31, 2010.

Net occupancy expense decreased 6 percent to $388 million in 2011. Furniture and equipment expense decreased modestly by $2 million to $275 million in 2011. Both of these decreases were primarily driven by branch consolidations.

Professional and legal fees are comprised of amounts related to legal, consulting and other professional fees. These fees increased $5 million to $175 million in 2011, reflecting an increase in the level of legal expenses including credit-related legal costs in 2011.

OREO expense decreased $47 million to $162 million in 2011 compared to $209 million in 2010, primarily driven by the reduction in OREO balances along with lower valuation charges. Through Regions' efforts to sell foreclosed properties, OREO balances decreased $158 million to $296 million in 2011 compared to $454 million in 2010.

Net losses on loans held for sale decreased $31 million to $1 million in 2011 compared to $32 million in 2010, primarily due to firming prices.

Deposit administrative fees decreased $3 million to $217 million in 2011. Deposit administrative fees were impacted by a new assessment rule in 2011, which revised the deposit insurance assessment system for large institutions. The new rule changed the assessment base from deposits as the basis and utilizes a risk-based approach which calculates the assessment using average consolidated assets minus average tangible equity. Implementation of the new rule was effective beginning in the second quarter of 2011. The bank regulatory agencies' ratings, comprised of Regions Bank's capital, asset quality, management, earnings, liquidity and sensitivity to risk, along with certain financial ratios are used in determining deposit administrative fees.

During 2010, Regions prepaid approximately $2.0 billion of FHLB advances, realizing a $108 million pre-tax loss on early extinguishment. These extinguishments were part of the Company's asset/liability management process.

Other miscellaneous expenses include communications, postage, supplies, credit-related costs and business development services. Other miscellaneous expenses decreased $18 million to $436 million in 2011, reflecting the Company controlling discretionary costs.

The Company's income tax benefit for 2011 was $28 million compared to a tax benefit of $376 million in 2010, resulting in an effective tax rate of (17.4) percent and 44.5 percent, respectively. The decrease in income tax benefit was primarily a result of positive consolidated pre-tax earnings and the goodwill impairment.

At December 31, 2011, the allowance for loan losses totaled $2.7 billion or 3.54 percent of total loans, net of unearned income compared to $3.2 billion or 3.84 percent at year-end 2010. Net charge-offs totaled $2.0 billion, or 2.44 percent of average loans in 2011 compared to $2.8 billion, or 3.22 percent of average loans in 2010. Net charge-offs were lower across most major categories when comparing 2011 to the prior year. The provision for loan losses is used to maintain the allowance for loan losses at a level that in management's judgment is appropriate to cover losses inherent in the portfolio at the balance sheet date. During 2011 the provision for loan losses was $1.5 billion. This compares to a provision for loan losses of $2.9 billion in 2010. Net charge-offs exceeded the provision for loan losses during 2011 primarily due to the allowance associated with the loans transferred to held for sale, as well as improving consumer credit metrics. Non-performing assets decreased from $3.9 billion at December 31, 2010, to $3.0 billion at December 31, 2011, reflecting management's efforts to work through problem assets and reduce the riskiest exposures.

Table 31—Quarterly Results of Operations

	2012				2011			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter [3]	Third Quarter	Second Quarter	First Quarter
	(In millions, except per share data)							
Total interest income	$ 948	$ 964	$ 994	$ 997	$1,031	$1,055	$1,076	$1,090
Total interest expense	130	147	156	170	182	205	220	235
Net interest income	818	817	838	827	849	850	856	855
Provision for loan losses	37	33	26	117	295	355	398	482
Net interest income after provision for loan losses	781	784	812	710	554	495	458	373
Total non-interest income, excluding securities gains (losses), net	524	521	495	512	500	514	519	498
Securities gains (losses), net	12	12	12	12	7	(1)	24	82
Total non-interest expense	902	869	842	913	1,124	850	956	932
Income (loss) from continuing operations before income taxes	415	448	477	321	(63)	158	45	21
Income tax expense (benefit)	138	136	126	82	18	17	(34)	(29)
Income (loss) from continuing operations	277	312	351	239	(81)	141	79	50
Discontinued operations:								
Income (loss) from discontinued operations before income taxes	(19)	(19)	4	(65)	(472)	24	4	36
Income tax expense (benefit)	(7)	(8)	—	(25)	(5)	10	(26)	17
Income (loss) from discontinued operations, net of tax	(12)	(11)	4	(40)	(467)	14	30	19
Net income (loss)	$ 265	$ 301	$ 355	$ 199	$ (548)	$ 155	$ 109	$ 69
Income (loss) from continuing operations available to common shareholders	$ 273	$ 312	$ 280	$ 185	$ (135)	$ 87	$ 25	$ (2)
Net income (loss) available to common shareholders	$ 261	$ 301	$ 284	$ 145	$ (602)	$ 101	$ 55	$ 17
Earnings (loss) per common share from continuing operations: [1]								
Basic	$0.19	$0.22	$0.20	$0.14	$(0.11)	$ 0.07	$ 0.02	$(0.00)
Diluted	0.19	0.22	0.20	0.14	(0.11)	0.07	0.02	(0.00)
Earnings (loss) per common share: [1]								
Basic	$0.18	$0.21	$0.20	$0.11	$(0.48)	$ 0.08	$ 0.04	$ 0.01
Diluted	0.18	0.21	0.20	0.11	(0.48)	0.08	0.04	0.01
Cash dividends declared per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Market price: [2]								
High	$7.72	$7.73	$6.98	$6.69	$ 4.46	$ 6.53	$ 7.45	$ 8.09
Low	6.19	6.22	5.46	4.21	2.82	3.33	5.86	6.79

(1) Quarterly amounts may not add to year-to-date amounts due to rounding.

(2) High and low market prices are based on intraday sales prices.

(3) Includes goodwill impairment of $253 million in non-interest expense from continuing operations. Discontinued operations includes goodwill impairment of $478 million, net of a $14 million income tax benefit.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of the Management of Regions Financial Corporation (the "Company"), are responsible for establishing and maintaining effective internal control over financial reporting. Regions' internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

All internal controls systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements in the Company's financial statements, including the possibility of circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Regions' management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its Internal Control—Integrated Framework. Based on our assessment, we believe and assert that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

Regions' independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on the following page.

REGIONS FINANCIAL CORPORATION

by /s/ O. B. GRAYSON HALL, JR.

O. B. Grayson Hall, Jr.
President and Chief Executive Officer

by /s/ DAVID J. TURNER, JR.

David J. Turner, Jr.
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF REGIONS FINANCIAL CORPORATION

We have audited Regions Financial Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Regions Financial Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Regions Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Regions Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Regions Financial Corporation and our report dated February 21, 2013, expressed an unqualified opinion thereon.

Ernst + Young LLP

Birmingham, Alabama
February 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF REGIONS FINANCIAL CORPORATION

We have audited the accompanying consolidated balance sheets of Regions Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regions Financial Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Regions Financial Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013, expressed an unqualified opinion thereon.

Ernst & Young LLP

Birmingham, Alabama
February 21, 2013

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
	2012	2011
	(In millions, except share data)	
Assets		
Cash and due from banks	$ 1,979	$ 2,132
Interest-bearing deposits in other banks	3,510	4,913
Federal funds sold and securities purchased under agreements to resell	—	200
Trading account assets	116	1,266
Securities available for sale	27,244	24,471
Securities held to maturity (estimated fair value of $11 and $17, respectively)	10	16
Loans held for sale (includes $1,282 and $844 measured at fair value, respectively)	1,383	1,193
Loans, net of unearned income	73,995	77,594
Allowance for loan losses	(1,919)	(2,745)
Net loans	72,076	74,849
Other interest-earning assets	900	1,085
Premises and equipment, net	2,279	2,375
Interest receivable	344	361
Goodwill	4,816	4,816
Mortgage servicing rights at fair value	191	182
Other identifiable intangible assets	345	449
Other assets	6,154	8,742
Total assets	$121,347	$127,050
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest-bearing	$ 29,963	$ 28,209
Interest-bearing	65,511	67,418
Total deposits	95,474	95,627
Borrowed funds:		
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	1,449	2,333
Other short-term borrowings	125	734
Total short-term borrowings	1,574	3,067
Long-term borrowings	5,861	8,110
Total borrowed funds	7,435	11,177
Other liabilities	2,939	3,747
Total liabilities	105,848	110,551
Stockholders' equity:		
Preferred stock, authorized 10 million shares:		
Series A, cumulative perpetual participating, par value $1.00 (liquidation preference $1,000.00) per share, net of discount;		
Issued—0 and 3,500,000 shares, respectively	—	3,419
Series A, non-cumulative perpetual, par value $1.00 (liquidation preference $1,000.00) per share, including related surplus, net of discount;		
Issued—500,000 and 0 shares, respectively	482	—
Common stock, par value $.01 per share:		
Authorized 3 billion shares		
Issued including treasury stock—1,454,626,952 and 1,301,230,838 shares, respectively	15	13
Additional paid-in capital	19,652	18,855
Retained earnings (deficit)	(3,338)	(4,322)
Treasury stock, at cost—41,287,460 and 42,414,444 shares, respectively	(1,377)	(1,397)
Accumulated other comprehensive income (loss), net	65	(69)
Total stockholders' equity	15,499	16,499
Total liabilities and stockholders' equity	$121,347	$127,050

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2012	2011	2010
	(In millions, except per share data)		
Interest income on:			
Loans, including fees	$3,178	$3,444	$3,705
Securities:			
Taxable	681	758	873
Tax-exempt	—	—	1
Total securities	681	758	874
Loans held for sale	33	36	39
Trading account assets	2	1	4
Other interest-earning assets	9	13	15
Total interest income	3,903	4,252	4,637
Interest expense on:			
Deposits	284	472	755
Short-term borrowings	2	(1)	4
Long-term borrowings	317	371	489
Total interest expense	603	842	1,248
Net interest income	3,300	3,410	3,389
Provision for loan losses	213	1,530	2,863
Net interest income after provision for loan losses	3,087	1,880	526
Non-interest income:			
Service charges on deposit accounts	985	1,168	1,174
Investment fee income	110	64	69
Mortgage income	363	220	247
Trust department income	195	199	196
Securities gains, net	48	112	394
Leveraged lease termination gains	14	8	78
Other	385	372	331
Total non-interest income	2,100	2,143	2,489
Non-interest expense:			
Salaries and employee benefits	1,763	1,604	1,640
Net occupancy expense	382	388	411
Furniture and equipment expense	261	275	277
Goodwill impairment	—	253	—
Regulatory charge	—	—	75
Other	1,120	1,342	1,456
Total non-interest expense	3,526	3,862	3,859
Income (loss) from continuing operations before income taxes	1,661	161	(844)
Income tax expense (benefit)	482	(28)	(376)
Income (loss) from continuing operations	$1,179	$ 189	$ (468)
Discontinued operations:			
Loss from discontinued operations before income taxes	(99)	(408)	(41)
Income tax expense (benefit)	(40)	(4)	30
Loss from discontinued operations, net of tax	(59)	(404)	(71)
Net income (loss)	$1,120	$ (215)	$ (539)
Net income (loss) from continuing operations available to common shareholders	$1,050	$ (25)	$ (692)
Net income (loss) available to common shareholders	$ 991	$ (429)	$ (763)
Weighted-average number of shares outstanding:			
Basic	1,381	1,258	1,227
Diluted	1,387	1,258	1,227
Earnings (loss) per common share from continuing operations:			
Basic	$ 0.76	$ (0.02)	$ (0.56)
Diluted	0.76	(0.02)	(0.56)
Earnings (loss) per common share:			
Basic	$ 0.72	$ (0.34)	$ (0.62)
Diluted	0.71	(0.34)	(0.62)
Cash dividends declared per common share	0.04	0.04	0.04

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31		
	2012	2011	2010
	(In millions)		
Net income (loss)	$1,120	$(215)	$(539)
Other comprehensive income (loss), net of tax:*			
Unrealized gains (losses) on securities available for sale:			
Unrealized holding gains arising during the period (net of ($90), ($189) and ($21) tax effect, respectively)	145	317	62
Less: reclassification adjustments for securities gains realized in net income (loss) (net of ($17), ($39) and ($138) tax effect, respectively)	31	73	256
Net change in unrealized gain (loss) on securities available for sale, net of tax	114	244	(194)
Unrealized gains (losses) on derivative instruments:			
Unrealized holding gains (losses) on derivatives arising during the period (net of ($31), ($123) and $3 tax effect, respectively)	51	202	(6)
Less: reclassification adjustments for gains realized in net income (loss) (net of ($25), ($66) and ($99) tax effect, respectively)	42	108	160
Net change in unrealized gain (loss) on derivative instruments, net of tax	9	94	(166)
Defined benefit pension plans and other post employment benefits:			
Net actuarial gains and losses arising during the period (net of $20, $74 and $4 tax effect, respectively)	(38)	(118)	(1)
Amortization of actuarial loss and prior service cost realized in net income (loss), and other (net of $26, ($16) and ($15) tax effect, respectively)	(49)	29	29
Net change from defined benefit pension plans	11	(147)	(30)
Other comprehensive income (loss), net of tax*	$ 134	$ 191	$(390)
Comprehensive income (loss)	$1,254	$ (24)	$(929)

* All other comprehensive amounts are shown net of tax.

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock, At Cost	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount					
	(In millions, except share and per share data)								
BALANCE AT JANUARY 1, 2010[1]	4	$ 3,602	1,193	$ 12	$18,676	$(3,130)	$(1,409)	$ 130	$17,881
Net income (loss)	—	—	—	—	—	(539)	—	—	(539)
Net change in unrealized gains and losses on securities available for sale, net of tax and reclassification adjustment	—	—	—	—	—	—	—	(194)	(194)
Net change in unrealized gains and losses on derivative instruments, net of tax and reclassification adjustment	—	—	—	—	—	—	—	(166)	(166)
Net change from defined benefit pension plans, net of tax	—	—	—	—	—	—	—	(30)	(30)
Cash dividends declared — $0.04 per share[1]	—	—	—	—	(49)	—	—	—	(49)
Preferred dividends:									
U.S. Treasury preferred stock dividends	—	—	—	—	3	(175)	—	—	(172)
Series B preferred stock dividends	—	—	—	—	—	(12)	—	—	(12)
Preferred stock transactions:									
Conversion of mandatorily convertible preferred stock into 63 million shares of common stock	—	(259)	63	1	258	—	—	—	—
Discount accretion	—	37	—	—	—	(37)	—	—	—
Common stock transactions:									
Impact of stock transactions under compensation plans, net	—	—	—	—	8	—	7	—	15
BALANCE AT DECEMBER 31, 2010[1]	4	$ 3,380	1,256	$ 13	$18,896	$(3,893)	$(1,402)	$(260)	$16,734
Net income (loss)	—	—	—	—	—	(215)	—	—	(215)
Net change in unrealized gains and losses on securities available for sale, net of tax and reclassification adjustment	—	—	—	—	—	—	—	244	244
Net change in unrealized gains and losses on derivative instruments, net of tax and reclassification adjustment	—	—	—	—	—	—	—	94	94
Net change from defined benefit pension plans, net of tax	—	—	—	—	—	—	—	(147)	(147)
Cash dividends declared — $0.04 per share[1]	—	—	—	—	(51)	—	—	—	(51)
Preferred dividends:									
U.S. Treasury preferred stock dividends	—	—	—	—	—	(175)	—	—	(175)
Preferred stock transactions:									
Discount accretion	—	39	—	—	—	(39)	—	—	—
Common stock transactions:									
Impact of stock transactions under compensation plans, net	—	—	3	—	10	—	5	—	15
BALANCE AT DECEMBER 31, 2011[1]	4	$ 3,419	1,259	$ 13	$18,855	$(4,322)	$(1,397)	$ (69)	$16,499

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY—Continued

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock, At Cost	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount					
	(In millions, except share and per share data)								
Net income	—	—	—	—	—	1,120	—	—	1,120
Net change in unrealized gains and losses on securities available for sale, net of tax and reclassification adjustment	—	—	—	—	—	—	—	114	114
Net change in unrealized gains and losses on derivative instruments, net of tax and reclassification adjustment	—	—	—	—	—	—	—	9	9
Net change from defined benefit pension plans, net of tax	—	—	—	—	—	—	—	11	11
Cash dividends declared — $0.04 per share(1)	—	—	—	—	(54)	—	—	—	(54)
Preferred dividends:									
U.S. Treasury preferred stock dividends	—	—	—	—	—	(44)	—	—	(44)
Series A preferred stock dividends	—	(4)	—	—	—	—	—	—	(4)
Preferred stock transactions:									
Discount accretion	—	10	—	—	—	(10)	—	—	—
Repurchase of Series A preferred stock issued to the U.S. Treasury and associated accelerated accretion	(4)	(3,429)	—	—	—	(71)	—	—	(3,500)
Repurchase of warrant from the U.S. Treasury	—	—	—	—	(45)	—	—	—	(45)
Net proceeds from issuance of 500 thousand shares of Series A, non-cumulative perpetual preferred stock, including related surplus	1	486	—	—	—	—	—	—	486
Common stock transactions:									
Net proceeds from issuance of 153 million shares of common stock	—	—	153	2	873	—	—	—	875
Impact of stock transactions under compensation plans, net	—	—	1	—	23	(11)	20	—	32
BALANCE AT DECEMBER 31, 2012	1	$ 482	1,413	$ 15	$19,652	$(3,338)	$(1,377)	$ 65	$15,499

(1) Prior period amounts have been reclassified to correct an error in classification. Refer to Note 14 "Stockholder's Equity and Accumulated Other Comprehensive Income (Loss)" for further discussion.

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2012	2011	2010
	(In millions)		
Operating activities:			
Net income (loss)	$ 1,120	$ (215)	$ (539)
Adjustments to reconcile net cash provided by operating activities:			
Provision for loan losses	213	1,530	2,863
Impairment of goodwill	—	745	—
Depreciation, amortization and accretion, net	717	683	732
Provision for losses on other real estate, net	22	124	168
Net securities gains	(48)	(112)	(394)
Loss on early extinguishment of debt	11	—	108
Gain on disposition of business	(19)	—	—
Deferred income tax expense (benefit)	434	(23)	(210)
Originations and purchases of loans held for sale	(6,321)	(3,460)	(5,148)
Proceeds from sales of loans held for sale	6,002	4,767	5,875
Gain on sale of loans, net	(165)	(89)	(107)
Valuation charges on loans held for sale	9	15	45
Branch consolidation and property and equipment charges	—	75	—
Decrease (increase) in trading account assets	187	(150)	1,923
(Increase) decrease in other interest-earning assets	(181)	134	(485)
Decrease in interest receivable	14	60	47
Decrease (increase) in other assets	809	1,107	(876)
(Decrease) increase in other liabilities	(353)	(366)	224
Other	(10)	(72)	1
Net cash from operating activities	2,441	4,753	4,227
Investing activities:			
Proceeds from sales of securities available for sale	2,571	7,859	10,340
Proceeds from maturities of securities available for sale	6,844	5,848	8,012
Proceeds from maturities of securities held to maturity	5	9	6
Purchases of securities available for sale	(11,571)	(14,592)	(17,701)
Proceeds from sales of loans	887	1,488	2,233
Purchases of loans	(882)	(1,884)	(99)
Net decrease in loans	2,478	2,132	1,484
Net purchases of premises and equipment	(180)	(201)	(191)
Proceeds from disposition of business, net of cash transferred	855	—	—
Net cash from investing activities	1,007	659	4,084
Financing activities:			
Net (decrease) increase in deposits	(153)	1,013	(4,066)
Net (decrease) increase in short-term borrowings	(564)	(870)	269
Proceeds from long-term borrowings	—	1,001	3,743
Payments on long-term borrowings	(2,201)	(6,004)	(9,116)
Cash dividends on common stock	(54)	(51)	(49)
Cash dividends on Series A preferred stock issued to the U.S. Treasury	(44)	(175)	(184)
Cash dividends on Series A preferred stock	(4)	—	—
Net proceeds from issuance of Series A preferred stock	486	—	—
Net proceeds from issuance of common stock	875	—	—
Repurchase of Series A preferred stock issued to the U.S. Treasury	(3,500)	—	—
Repurchase of warrant	(45)	—	—
Net cash from financing activities	(5,204)	(5,086)	(9,403)
(Decrease) increase in cash and cash equivalents	(1,756)	326	(1,092)
Cash and cash equivalents at beginning of year	7,245	6,919	8,011
Cash and cash equivalents at end of year	$ 5,489	$ 7,245	$ 6,919

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Regions Financial Corporation ("Regions" or "the Company") provides a full range of banking and bank-related services to individual and corporate customers through its subsidiaries and branch offices located primarily in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia. The Company is subject to competition from other financial institutions, is subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory authorities.

The accounting and reporting policies of Regions and the methods of applying those policies that materially affect the accompanying consolidated financial statements conform with accounting principles generally accepted in the United States ("GAAP") and with general financial services industry practices. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and revenues and expenses for the periods presented. Actual results could differ from the estimates and assumptions used in the consolidated financial statements including, but not limited to, the estimates and assumptions related to the allowance for credit losses, fair value measurements, intangibles, mortgage servicing rights and income taxes.

Regions has evaluated all subsequent events for potential recognition and disclosure through the filing date of this Form 10-K.

Certain amounts in prior period financial statements have been reclassified to conform to current period presentation, except as otherwise noted. These reclassifications are immaterial and have no effect on net income (loss), comprehensive income (loss), total assets or total stockholders' equity.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Regions, its subsidiaries and certain variable interest entities ("VIEs"). Significant intercompany balances and transactions have been eliminated. Regions considers a voting rights entity to be a subsidiary and consolidates it if Regions has a controlling financial interest in the entity. VIEs are consolidated if Regions has the power to direct the significant activities of the VIE that impact financial performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant (i.e., Regions is considered to be the primary beneficiary). The assessment of whether or not Regions is the primary beneficiary of a VIE is performed on an on-going basis. Investments in companies which are not VIEs, or where Regions is not the primary beneficiary of a VIE but in which Regions has significant influence over the operating and financing decisions, are accounted for using the equity method of accounting. These investments are included in other assets in the consolidated balance sheets at cost, adjusted to reflect the Company's portion of income, loss, or dividends to the investee. The maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity. Loans to these entities are underwritten in substantially the same manner as are other loans and are generally secured. Refer to Note 2 for additional disclosures regarding Regions' significant VIEs.

Unconsolidated equity investments that do not meet the criteria to be accounted for under the equity method are accounted for under the cost method. Cost method investments are included in other assets in the consolidated balance sheets and dividends received or receivable from these investments are included as a component of other non-interest income in the consolidated statements of operations.

DISCONTINUED OPERATIONS

On January 11, 2012, Regions entered into an agreement to sell Morgan Keegan & Company, Inc. ("Morgan Keegan") and related affiliates. The transaction closed on April 2, 2012. Results of operations for the entities sold are presented separately as discontinued operations for all periods presented on the consolidated statements of operations. Other expenses related to the transaction are also included in discontinued operations. See Note 3 and Note 23 for further discussion.

CASH EQUIVALENTS AND CASH FLOWS

Cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold and securities purchased under agreements to resell. Cash flows from loans, either originated or acquired, are classified at that time according to management's original intent to either sell or hold the loan for the foreseeable future. When management's intent is to sell the loan, the cash flows of that loan are presented as operating cash flows. When management's intent is to hold the loan for the foreseeable future, the cash flows of that loan are presented as investing cash flows.

The following table summarizes supplemental cash flow information for the years ended December 31:

	2012	2011	2010
		(In millions)	
Cash paid (received) during the period for:			
Interest on deposits and borrowings	$644	$919	$1,442
Income taxes, net	80	(98)	(555)
Non-cash transfers:			
Loans held for sale and loans transferred to other real estate	297	532	649
Loans transferred to loans held for sale	341	973	594
Loans held for sale transferred to loans	8	—	—
Properties transferred to held for sale	—	51	6
Reduction of indemnification reserves	51	—	—

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. It is Regions' policy to take possession of securities purchased under resell agreements.

TRADING ACCOUNT ASSETS

Trading account assets, which are primarily held for the purpose of selling at a profit, consist of debt and marketable equity securities and are carried at estimated fair value. The majority of the amounts in trading account assets were related to the activities of Morgan Keegan (see Note 3 and Note 23). See the "Fair Value Measurements" section below for discussion of determining fair value. Gains and losses, both realized and unrealized, related to Morgan Keegan activities are included in discontinued operations. Gains and losses, both realized and unrealized, related to continuing operations are included in investment fee income. See Note 4 for further detail of trading account assets.

SECURITIES

Management determines the appropriate accounting classification of debt and equity securities at the time of purchase, based on intent, and periodically re-evaluates such designations. Debt securities are classified as securities held to maturity when the Company has the intent and ability to hold the securities to maturity.

Securities held to maturity are presented at amortized cost. Debt securities not classified as securities held to maturity or trading account assets and marketable equity securities not classified as trading account assets are classified as securities available for sale. Securities available for sale are presented at estimated fair value with changes in unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income (loss). See the "Fair Value Measurements" section below for discussion of determining fair value.

The amortized cost of debt securities classified as securities held to maturity and securities available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security, using the effective yield method. Such amortization or accretion is included in interest income on securities. Realized gains and losses are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

The Company reviews its securities portfolio on a regular basis to determine if there are any conditions indicating that a security has other-than-temporary impairment. Factors considered in this determination include the length of time and the extent to which the market value has been below cost, the credit standing of the issuer, whether the Company expects to receive all scheduled principal and interest payments, Regions' intent to sell and whether it is more likely than not that the Company will have to sell the security before its market value recovers. For debt securities, activity related to the credit loss component of other-than-temporary impairment is recognized in earnings, and the portion of other-than-temporary impairment related to all other factors is recognized in other accumulated comprehensive income (loss). Additionally, the Company recognizes impairment of available for sale equity securities when the cost basis is above the highest traded price within the past six months; the cost basis of the securities is adjusted to current fair value with the entire offset recorded in the statement of operations. Refer to Note 4 for further detail and information on loans.

LOANS HELD FOR SALE

At December 31, 2012 and 2011, loans held for sale included commercial loans, investor real estate loans and residential real estate mortgage loans. Commercial and investor real estate loans held for sale consist of certain non-performing loans for which management has the intent to sell in the near term. Regions classifies new 15 and 30-year conforming residential real estate mortgage loans as held for sale based on intent, which is determined when Regions enters into an interest rate lock commitment on this loan type. Regions has elected the fair value option for residential real estate mortgage loans held for sale. Residential real estate mortgage loans not designated as held for sale are retained based on available liquidity, interest rate risk management and other business purposes. Commercial and investor real estate loans held for sale are carried at the lower of cost or estimated fair value. See the "Fair Value Measurements" section below for discussion of determining fair value. Gains and losses of non-performing commercial and investor real estate are included in other non-interest expense as such amounts are viewed as credit costs. Gains and losses on residential mortgage loans held for sale for which the fair value option has been elected are included in mortgage income.

LOANS

Loans are carried at the principal amount outstanding, net of premiums, discounts, unearned income and deferred loan fees and costs. Interest income on loans is accrued based on the contractual interest rate and the principal amount outstanding, except for those loans classified as non-accrual. Premiums and discounts on purchased loans and non-refundable loan origination and commitment fees, net of direct costs of originating or acquiring loans, are deferred and recognized over the estimated lives of the related loans as an adjustment to the loans' effective yield, which is included in interest income on loans. See Note 5 for further detail and information on loans.

Regions engages in both direct and leveraged lease financing. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recognized over the terms of the leases to produce a level yield. The net investment in leveraged leases is the sum of all lease payments (less non-recourse debt payments), plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Commercial and investor real estate loans are placed on non-accrual if any of the following conditions occur: 1) collection in full of contractual principal and interest is no longer reasonably assured (even if current as to payment status), 2) a partial charge-off has occurred, unless the loan has been brought current under its contractual terms (original or restructured terms) and the full originally contracted principal and interest is considered to be fully collectible, or 3) the loan is delinquent on any principal or interest for 90 days or more unless the obligation is secured by collateral having a realizable value sufficient to fully discharge the obligation and the loan is in the legal process of collection. Factors considered regarding full collection include assessment of changes in borrower's cash flow, valuation of underlying collateral, ability and willingness of guarantors to provide credit support, and other conditions.

Charge-offs on commercial and investor real estate loans are primarily based on the facts and circumstances of the individual loan and occur when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable. Factors considered in making these determinations are the borrower's and any guarantor's ability and willingness to pay, the status of the account in bankruptcy court (if applicable), and collateral value. Commercial and investor real estate loan relationships of $250,000 or less are subject to charge-off or charge down to estimated value less costs to sell at 180 days past due, based on collateral value.

Non-accrual and charge-off decisions for consumer loans are dictated by the Federal Financial Institutions Examination Council's ("FFEIC") Uniform Retail Credit Classification and Account Management Policy which establishes standards for the classification and treatment of consumer loans. Non-accrual status is driven by the charge-off process as follows. If a consumer loan secured by real estate in a first lien position (residential first mortgage or home equity) becomes 180 days past due, Regions evaluates the loan for non-accrual status and potential charge-off based on net loan to value exposure. For home equity loans in a second lien position, the analysis is performed at 120 days past due. If a loan is secured by collateral having a realizable value sufficient to fully discharge the obligation, then a partial write-down is not necessary and the loan remains on accrual status, provided it is in the process of legal collection. If a partial charge-off is necessary as a result of the evaluation, then the remaining balance is placed on non-accrual. Consumer loans not secured by real estate are either 1) charged-off in full at 120 days past due for closed-end loans, 180 days past due for open-end loans other than credit cards or the end of the month in which the loan becomes 180 days past due for credit cards, or 2) partially written down to estimated collateral value less estimated costs to sell no later than 120 days past due for home equity second liens or at 180 days past due for residential and home equity first liens.

When a commercial or investor real estate loan is placed on non-accrual status, uncollected interest accrued in the current year is reversed and charged to interest income. Uncollected interest accrued from prior years on commercial and investor real estate loans placed on non-accrual status in the current year is charged against the allowance for loan losses. When a consumer loan is placed on non-accrual status, all uncollected interest accrued is reversed and charged to interest income due to immateriality. Interest collections on non-accrual loans are applied as principal reductions. Regions determines past due or delinquency status of a loan based on contractual payment terms.

All loans on non-accrual status may be returned to accrual status and interest accrual resumed if both of the following conditions are met: 1) the loan is brought contractually current as to both principal and interest, and 2) future payments are reasonably expected to continue being received in accordance with the terms of the loan and repayment ability can be reasonably demonstrated.

ALLOWANCE FOR CREDIT LOSSES

Through provisions charged directly to expense, Regions has established an allowance for credit losses ("allowance"). This allowance is comprised of two components: the allowance for loan and lease losses, which is a contra-asset to loans, and a reserve for unfunded credit commitments, which is recorded in other liabilities. The allowance is reduced by actual losses and increased by recoveries, if any. Regions charges losses against the allowance in the period the loss is confirmed. All adjustments to the allowance for loan losses are recorded through the provision for loan losses.

The allowance is maintained at a level believed appropriate by management to absorb probable losses inherent in the loan portfolio and in accordance with GAAP and regulatory guidelines. Management's determination of the appropriateness of the allowance is a quarterly process and is based on an evaluation and rating of the loan portfolio segments, historical loan loss experience, current economic conditions, collateral values of properties securing loans, levels of problem loans, volume, growth, quality and composition of the loan portfolio segments, regulatory guidance, and other relevant factors. Changes in any of these, or other factors, or the availability of new information, could require that the allowance be adjusted in future periods. Actual losses could vary from management's estimates. Management attributes portions of the allowance to loans that it evaluates and determines to be impaired and to groups of loans that it evaluates collectively. The remaining allowance is available to cover all charge-offs that arise from the loan portfolio.

CALCULATION OF ALLOWANCE FOR CREDIT LOSSES

Commercial and Investor Real Estate Components

Impaired Loans

Loans deemed to be impaired include non-accrual loans, excluding consumer loans, and all troubled debt restructurings ("TDRs"). For non-accrual commercial and investor real estate loans (including TDRs) equal to or greater than $2.5 million, the allowance for loan losses is based on specific evaluation considering the facts and circumstances specific to each borrower. For these loans, Regions measures the level of impairment based on the present value of the estimated projected cash flows, the estimated value of the collateral or, if available, the observable market price. Regions generally uses the estimated projected cash flow method to measure impairment. Beginning in the third quarter of 2011, for commercial and investor real estate accruing TDRs and non-accruing TDRs less than $2.5 million, the allowance for loan losses is based on a discounted cash flow analysis performed at the note level, where projected cash flows reflect credit losses based on statistical information (including historical default information) derived from loans with similar risk characteristics (e.g., credit quality indicator and product type) using probability of default ("PD") and loss-given default ("LGD") as described in the following paragraph. Prior to this change, accruing TDRs equal to or greater than $2.5 million were evaluated using the specific identification method and all TDRs less than $2.5 million were evaluated in the pooled methodology described below. This change in the estimation process did not have a material impact to the overall level of the allowance for loan losses or the provision for loan losses.

Non-Impaired Loans

For all other commercial and investor real estate loans, the allowance for loan losses is calculated at a pool level based on credit quality indicators and product type. A statistically determined PD and LGD are calculated. Historical default information for similar loans is used as an input for the statistical model. Additionally, LGD estimates for certain commercial and investor real estate properties are updated within the allowance calculation quarterly using historical loss information that incorporates standard discount factors applied when those properties are transferred into foreclosed properties. The standard discount factor is based on historical amounts realized upon ultimate disposition of these properties. The pool level allowance is calculated using the PD and LGD estimates.

Prior to 2011, the allowance for accruing non-impaired commercial and investor real estate loans, as well as non-accrual loans in those portfolio segments below $2.5 million, was determined using categories of pools of loans with similar risk characteristics (i.e., pass, special mention, substandard accrual, and non-accrual as defined below). These categories were utilized to develop the associated allowance for loan losses using historical losses.

Beginning in 2011, these pools were compiled at a more granular level, and the pool-level allowance was based on the PD and LGD parameters described above. The Company made the change to provide enhanced segmentation, process controls, transparency, governance and information technology controls. The changes in the estimation process did not have a material impact on the overall allowance for credit losses or provision for loan losses.

Consumer Components

For consumer loans, the classes are segmented into pools of loans with similar risk characteristics. For most consumer loans pools, historical losses are the primary factor in establishing the allowance allocated to each pool. Regions reviews the historical loss rates for each pool. The twelve month loss rate is the basis for the allocation; it may be adjusted as a result of any deteriorating trends and portfolio growth.

The allowance for loan losses for residential first mortgage TDRs is calculated based on a discounted cash flow analysis on pools of homogeneous loans. Cash flows are projected using the restructured terms and then discounted at the original note rate. The projected cash flows assume a default rate, which is based on historical performance of residential first mortgage TDRs. The allowance for loan losses for the home equity pool is calculated based on a twelve-month historical loss rate segmented based on the following risk characteristics: lien position, status as a TDR, geography, past due status, and refreshed FICO scores for non-past due loans. The home equity pool was segmented at this more granular level beginning in the first quarter of 2012 as part of the Company's ongoing efforts to enhance the allowance calculation and in response to regulatory guidance issued during the first quarter of 2012.

Qualitative Factors

While quantitative allowance methodologies strive to reflect all risk factors, potential imprecision exists in the estimation process due to the inherent time lag of obtaining information and variations between estimates and actual outcomes. Additionally, exposures to industries experiencing various levels of economic stress lead to losses which are not captured in the statistical models. Regions adjusts the allowance in consideration of these factors. The allowance calculation also includes factors which may not be directly measured in the specific or pooled calculations, including:

- Credit quality trends,
- Loss experience in particular portfolios,
- Macroeconomic factors such as unemployment or real estate prices,
- Changes in risk selection and underwriting standards,
- Shifts in credit quality of consumer customers which is not yet reflected in the historical data.

Reserve for Unfunded Credit Commitments

In order to estimate a reserve for unfunded commitments, Regions uses a process consistent with that used in developing the allowance for loan losses. In the second quarter of 2012, the Company refined the methodology for estimation of the reserve for unfunded credit commitments. Before the change, the Company based the reserve for unfunded credit commitments on an analysis of the overall probability of funding and historical losses. Beginning with the second quarter of 2012, the reserve is based on an exposure at default ("EAD") multiplied by a probability of default ("PD") multiplied by a loss-given default ("LGD"). The EAD is estimated based on an analysis of historical funding patterns for defaulted loans in various categories. The PD and LGD align with the statistically-calculated parameters used to calculate the allowance for loan losses for various pools, which are based on credit quality indicators and product type. The methodology applies to commercial and investor real estate credit commitments and standby letters of credit. Changes in the reserve for unfunded commitments are recognized in other non-interest expense.

Management considers the current level of allowance for credit losses appropriate to absorb losses inherent in the loan portfolio and unfunded commitments. Management's determination of the appropriateness of the allowance for credit losses, which is based on the factors and risk identification procedures previously discussed, requires the use of judgments and estimations that may change in the future. Specifically, the allowance calculation includes estimates of PD, LGD, amount and timing of expected future cash flows, value of collateral, and qualitative factors such as changes in economic conditions. Changes in the factors used by management to determine the appropriateness of the allowance or the availability of new information could cause the allowance for credit losses to be adjusted in future periods. In addition, bank regulatory agencies, as part of their examination process, may require changes in the level of the allowance based on their judgments and estimates.

Refer to Note 6 for further discussion regarding the calculation of the allowance for credit losses.

TROUBLED DEBT RESTRUCTURINGS

TDRs are loans in which the borrower is experiencing financial difficulty at the time of restructuring, and Regions has granted a concession to the borrower. Restructurings are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in limited circumstances forgiveness of principal and interest. Restructurings can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower.

Under the clarified guidance, issued in April 2011, a modification is refutably considered to be a concession if the borrower could not access similar financing at market terms, even if Regions concludes that the borrower will ultimately pay all contractual amounts owed. As a result of the new clarification, the amount of Regions' reported TDRs increased in the third quarter of 2011. Regions' original maturities of loans being modified are relatively short (2-3 years), and the renewed term is typically comparable to the original maturity. Accordingly, Regions considers these modifications to be significant delays in the payment. Also, extensions are considered for TDR determinations because the renewed term is significant to the term of the original note.

As a result of the TDR designation, all loans modified in a TDR are considered to be impaired, even if they carry an accruing risk rating. See the "Calculation of Allowance For Credit Losses" section above for Regions' allowance for loan losses methodology as related to TDRs. Because Regions' past practice was to base the allowance for loan losses for commercial and investor real estate loans on loss content based on risk rating and product type, either through specific evaluation of larger loans, or groups of smaller loans with similar risk characteristics, the adoption of the clarification and the corresponding increase in commercial and investor real estate TDRs did not materially impact the overall level of the allowance for loan losses. As noted below, the clarification did not impact the level of TDRs in the consumer portfolio segment or the related allowance for loan losses. Refer to Note 6 for further detail and information on TDRs.

Modification Activity: Commercial and Investor Real Estate Portfolio Segments

Regions regularly modifies commercial and investor real estate loans in order to facilitate a workout strategy. Typical modifications include workout accommodations, such as renewals and forbearances. As another workout alternative, Regions periodically uses A/B note restructurings when the underlying assets (primarily investor real estate) have a stabilized level of cash flow. An appropriately underwritten A-note will allow for upgraded risk rating, with ultimate return to accrual status upon charge-off of the B-note, and a satisfactory period of performance of the A-note (generally, six months). Regions continues to report A-notes as TDRs, even if upgraded to accrual status. Also, for smaller-dollar commercial customers, Regions may periodically grant interest rate and other term concessions, similar to those under the consumer program as described below.

Modification Activity: Consumer Portfolio Segment

Regions works to meet the individual needs of consumer borrowers to stem foreclosure through the Customer Assistance Program ("CAP"). Regions designed the program to allow for customer-tailored modifications with the goal of keeping customers in their homes and avoiding foreclosure where possible. Modification may be offered to any borrower experiencing financial hardship—regardless of the borrower's payment status. Under the CAP, Regions may offer a short-term deferral, a term extension, an interest rate reduction, a new loan product, or a combination of these options. For loans restructured under the CAP, Regions expects to collect the original contractually due principal. The gross original contractual interest may be collectible, depending on the terms modified. The length of the CAP modifications ranges from temporary payment deferrals of three months to term extensions for the life of the loan. All such modifications are considered TDRs regardless of the term because they are concessionary in nature and because the customer documents a hardship in order to participate.

Modified loans are subject to policies governing accrual/non-accrual evaluation consistent with all other loans of the same product type. Consumer loans are subject to objective accrual/non-accrual decisions. Under these policies, loans subject to the CAP are charged down to estimated value on or before the month in which the loan becomes 180 days past due. Beginning in the third quarter of 2011, home equity second liens are charged down to estimated value by the end of the month in which the loan becomes 120 days past due. If a partial charge-off is necessary as a result of this evaluation, the loan is placed on non-accrual at that time. Because the program was designed to evaluate potential CAP participants as early as possible in the life cycle of the troubled loan, many of the modifications are finalized without the borrower ever reaching the applicable number of days past due, and with the loans having never been placed on non-accrual. Accordingly, given the positive impact of the restructuring on the likelihood of recovery of cash flows due under the modified terms, accrual status continues to be appropriate for these loans.

If loans characterized as TDRs perform according to the restructured terms for a satisfactory period of time, the TDR designation may be removed in a new calendar year if the loan yields a market rate. A minimum of six months' consecutive payments is required in order to demonstrate a performance history sufficient to remove the TDR designation. The market rate assessment must be made at the date of the modification considering the terms that would be offered to a new borrower with a similar credit profile. Given the types of concessions currently being granted under the CAP as described above, Regions does not expect that the market rate condition will be widely achieved; accordingly, Regions expects loans modified through the CAP to remain identified as TDRs for the remaining term of the loan.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization, as applicable. Land is carried at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements (or the terms of the leases, if shorter). Generally, premises and leasehold improvements are depreciated or amortized over 7-40 years. Furniture and equipment are generally depreciated or amortized over 3-10 years. Premises and equipment are evaluated for impairment whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Maintenance and repairs are charged to non-interest expense in the consolidated statements of operations. Improvements that extend the useful life of the asset are capitalized to the carrying value and depreciated. See Note 8 for detail of premises and equipment.

Regions enters into lease transactions for the right to use assets. These leases vary in term and, from time to time, include incentives and/or rent escalations. Examples of incentives include periods of "free" rent and leasehold improvement incentives. Regions recognizes incentives and escalations on a straight-line basis over the lease term as a reduction of or increase to rent expense, as applicable, in net occupancy expense in the consolidated statements of operations.

INTANGIBLE ASSETS

Intangible assets include goodwill, which is the excess of cost over the fair value of net assets of acquired businesses, and other identifiable intangible assets. Other identifiable intangible assets include the following: 1) core deposit intangible assets, which are amounts recorded related to the value of acquired indeterminate-maturity deposits, 2) amounts capitalized related to the value of acquired customer relationships, and 3) amounts recorded related to employment agreements with certain individuals of acquired entities. Core deposit intangibles and most other identifiable intangibles are amortized on an accelerated basis over their expected useful lives.

The Company's goodwill is tested for impairment on an annual basis in the fourth quarter, or more often if events or circumstances indicate that there may be impairment. Regions assesses the following indicators of goodwill impairment for each reporting period:

- Recent operating performance,
- Changes in market capitalization,
- Regulatory actions and assessments,
- Changes in the business climate (including legislation, legal factors and competition),
- Company-specific factors (including changes in key personnel, asset impairments, and business dispositions), and
- Trends in the banking industry.

Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. A goodwill impairment test includes two steps. Step One, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step Two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in other non-interest expense in an amount equal to that excess.

For purposes of performing Step One of the goodwill impairment test, Regions uses both income and market approaches to value its reporting units. The income approach, which is the primary valuation approach, consists of discounting projected long-term future cash flows, which are derived from internal forecasts and economic expectations for the respective reporting units. The significant inputs to the income approach include expected future cash flows, the long-term target equity ratios, and the discount rate.

Regions utilizes the capital asset pricing model ("CAPM") in order to derive the base discount rate. The inputs to the CAPM include the 20-year risk-free rate, 5-year beta for a select peer set, and the market risk premium based on published data. Once the output of the CAPM is determined, a size premium is added (also based on a published source) as well as a company-specific risk premium (based on business model and market perception of risk) for each reporting unit.

Regions uses the guideline public company method and the guideline transaction method as the two market approaches. The public company method applies a value multiplier derived from each reporting unit's peer group to tangible book value or price to earnings ratios (for Wealth Management) and an implied control premium to the respective reporting unit. The control premium is evaluated and compared to similar financial services transactions considering the absolute and relative potential revenue synergies and cost savings. The transaction method applies a value multiplier to a financial metric of the reporting unit based on comparable observed purchase transactions in the financial services industry for the reporting unit (where available).

For purposes of performing Step Two of the goodwill impairment test, if applicable, Regions compares the implied estimated fair value of the reporting unit goodwill with the carrying amount of that goodwill. In order to determine the implied estimated fair value, a full purchase price allocation would be performed in the same manner as if a business combination had occurred. As part of the Step Two analysis, Regions estimates the fair value of all of the assets and liabilities of the reporting unit, including unrecognized assets and liabilities. The related valuation methodologies for certain material financial assets and liabilities are discussed in the "Fair Value Measurements" section below.

Other identifiable intangible assets are reviewed at least annually, usually in the fourth quarter, for events or circumstances that could impact the recoverability of the intangible asset. These events could include loss of core deposits, significant losses of credit card accounts and/or balances, increased competition or adverse changes in the economy. To the extent other identifiable intangible assets are deemed unrecoverable, impairment losses are recorded in other non-interest expense to reduce the carrying amount.

Refer to Note 9 for further discussion of the results of the goodwill and other identifiable intangibles impairment tests.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS

Regions accounts for transfers of financial assets as sales when control over the transferred assets is surrendered. Control is generally considered to have been surrendered when 1) the transferred assets are legally isolated from the Company or its consolidated affiliates, even in bankruptcy or other receivership, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to the Company, and 3) the Company does not maintain the obligation or unilateral ability to reclaim or repurchase the assets. If these sale criteria are met, the transferred assets are removed from the Company's balance sheet and a gain or loss on sale is recognized. If not met, the transfer is recorded as a secured borrowing, and the assets remain on the Company's balance sheet, the proceeds from the transaction are recognized as a liability, and gain or loss on sale is deferred until the sale criterion are achieved.

Regions has elected to account for its servicing assets using the fair value measurement method. Under the fair value measurement method, servicing assets are measured at fair value each period using an option-adjusted spread ("OAS") valuation approach, with changes in fair value recorded as a component of mortgage income. The OAS represents the average spread over the London Interbank Offered Rate ("LIBOR") swap curve that equates the asset's discounted cash flows to its market price.

The fair value of mortgage servicing rights is calculated using various assumptions including future cash flows, market discount rates, expected prepayment rates, servicing costs and other factors. A significant change in prepayments of mortgages in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of mortgage servicing rights. See the "Fair Value Measurements" section below for additional discussion regarding determination of fair value.

Refer to Note 7 for further information on servicing of financial assets.

FORECLOSED PROPERTY AND OTHER REAL ESTATE

Other real estate and certain other assets acquired in satisfaction of indebtedness ("foreclosure") are carried in other assets at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property. At the date of transfer, when the recorded investment in the loan exceeds the property's estimated fair value less costs to sell, write-downs are recorded as estimated charge-offs against the allowance. Regions allows a period of up to 60 days after the date of transfer to record finalized write-downs as charge-offs against the allowance in order to properly accumulate all related invoices and updated valuation information, if necessary. Subsequent to transfer, Regions obtains valuations from professional valuation experts and/or third party appraisers on at least an annual basis. See the "Fair Value Measurements" section below for additional discussion regarding determination of fair value. Subsequent to transfer and the additional 60 days, any further write-downs are recorded as other non-interest expense. Gain or loss on the sale of foreclosed property and other real estate is included in other non-interest expense. At December 31, 2012 and 2011, the carrying values of foreclosed properties were approximately $149 million and $296 million, respectively.

From time to time, assets classified as premises and equipment are transferred to held for sale for various reasons. These assets are carried in other assets at the lower of the recorded investment in the asset or fair value less estimated cost to sell based upon the property's appraised value at the date of transfer. Any write-downs of property held for sale are recorded as other non-interest expense. At December 31, 2012 and 2011, the carrying values of premises and equipment held for sale were approximately $20 million and $33 million, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company enters into derivative financial instruments to manage interest rate risk, facilitate asset/liability management strategies and manage other exposures. These instruments primarily include interest rate swaps, options on interest rate swaps, interest rate caps and floors, Eurodollar futures, forward rate contracts and forward sale commitments. All derivative financial instruments are recognized on the consolidated balance sheets as other assets or other liabilities, as applicable, at estimated fair value. Regions enters into master netting agreements with counterparties and/or requires collateral to cover exposures. In at least some cases, counterparties post at a zero threshold regardless of rating.

Interest rate swaps are agreements to exchange interest payments based upon notional amounts. Interest rate swaps subject Regions to market risk associated with changes in interest rates, as well as the credit risk that the counterparty will fail to perform. Option contracts involve rights to buy or sell financial instruments on a specified date or over a period at a specified price. These rights do not have to be exercised. Some option contracts such as interest rate floors, involve the exchange of cash based on changes in specified indices. Interest rate floors are contracts to hedge interest rate declines based on a notional amount. Interest rate floors subject Regions to market risk associated with changes in interest rates, as well as the credit risk that the counterparty will fail to perform. Forward rate contracts are commitments to buy or sell financial instruments at a future date at a specified price or yield. Regions primarily enters into forward rate contracts on marketable instruments, which expose Regions to market risk associated with changes in the value of the underlying financial instrument, as well as the credit risk that the counterparty will fail to perform. Eurodollar futures are futures contracts on Eurodollar deposits. Eurodollar futures subject Regions to market risk associated with changes in interest rates. Because futures contracts are cash settled daily, there is minimal credit risk associated with Eurodollar futures. Forward sale commitments are sales of securities at a specified price at a future date. Forward sale commitments subject Regions to market risk associated with changes in interest rates, as well as the credit risk that the counterparty will fail to perform.

Derivative financial instruments that qualify for hedge accounting are designated, based on the exposure being hedged, as either fair value or cash flow hedges.

Fair value hedge relationships mitigate exposure to the change in fair value of an asset, liability or firm commitment. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative instrument, as well as the gains and losses attributable to the change in fair value of the hedged item, are recognized in other non-interest expense in the period in which the change in fair value occurs. Hedge ineffectiveness is recognized as other non-interest expense to the extent the changes in fair value of the derivative do not offset the changes in fair value of the hedged item. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities, as applicable.

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. For cash flow hedge relationships, the effective portion of the gain or loss related to the derivative instrument is recognized as a component of accumulated other comprehensive income (loss). The ineffective portion of the gain or loss related to the derivative instrument, if any, is recognized in earnings as other non-interest expense during the period of change. Amounts recorded in accumulated other comprehensive income (loss) are recognized in earnings in the period or periods during which the hedged item impacts earnings.

The Company formally documents all hedging relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for entering into various hedge transactions. The Company performs periodic assessments to determine whether the hedging relationship has been highly effective in offsetting changes in fair values or cash flows of hedged items and whether the relationship is expected to continue to be highly effective in the future.

When a hedge is terminated or hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be recorded as an other asset or other liability in the consolidated balance sheets at its estimated fair value, with changes in fair value recognized in investment fee income. Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheets and recognized in other non-interest expense. Gains and losses that were unrecognized and accumulated in accumulated other comprehensive income (loss) pursuant to the hedge of a forecasted transaction are recognized immediately in other non-interest expense.

Derivative contracts related to continuing operations that do not qualify for hedge accounting are classified as trading assets or liabilities with gains and losses related to the change in fair value recognized in investment fee income or mortgage income, as applicable, in the statements of operations during the period. These positions, as well as non-derivative instruments, are used to mitigate economic and accounting volatility related to customer derivative transactions. Derivative contracts that were related to Morgan Keegan activities are included in discontinued operations.

Regions enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Accordingly, such commitments are recorded at estimated fair value with changes in fair value recorded in mortgage income. Regions also has corresponding forward sale commitments related to these interest rate lock commitments, which are recorded at fair value with changes in fair value recorded in mortgage income. See the "Fair Value Measurements" section below for additional information related to the valuation of interest rate lock commitments.

Regions enters into various derivative agreements with customers desiring protection from possible future market fluctuations. Regions manages the market risk associated with these derivative agreements in a trading portfolio. The contracts in this portfolio do not qualify for hedge accounting and are marked-to-market through earnings and included in other assets and other liabilities.

Concurrent with the election to use fair value measurement for mortgage servicing rights referred to above, Regions began using various derivative instruments to mitigate the impact of changes in the fair value of mortgage servicing rights in the statements of operations. The instruments are primarily forward rate commitments, but can include futures, swaps and swaptions. These derivatives are carried at fair value, with changes in fair value reported in mortgage income.

Refer to Note 20 for further discussion and details of derivative financial instruments and hedging activities.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in other assets in the consolidated balance sheets. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company evaluates the realization of deferred tax assets based on all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based on the Company's judgments, including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax-planning strategies to maximize realization of the deferred tax assets. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

Refer to Note 19 for further discussion regarding income taxes.

TREASURY STOCK

The purchase of the Company's common stock is recorded at cost. At the date of retirement or subsequent reissuance, treasury stock is reduced by the cost of such stock with differences recorded in additional paid-in capital or retained earnings, as applicable.

SHARE-BASED PAYMENTS

Compensation cost for share-based payments is measured based on the fair value of the award, which most commonly includes restricted stock (i.e., unvested common stock) and stock options, at the grant date and is recognized in the consolidated financial statements on a straight-line basis over the requisite service period for service-based awards. The fair value of restricted stock, restricted stock units or performance stock units is determined based on the closing price of Regions' common stock on the date of grant. The fair value of stock options where vesting is based on service is estimated at the date of grant using a Black-Scholes option pricing model and related assumptions. Expected volatility considers implied volatility from traded options on the Company's stock and, primarily, historical volatility of the Company's stock. Regions considers historical data to estimate future option exercise behavior, which is used to derive an option's expected term. The expected term represents the period of time that options are expected to be outstanding from the grant date. Historical data is also used to estimate future employee attrition, which is used to calculate an expected forfeiture rate. Groups of employees that have similar historical exercise behavior are reviewed and considered for valuation purposes. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and the weighted-average expected life of the grant. Regions issues new common shares to settle stock options.

Beginning in 2009, Regions issued restricted stock units payable solely in cash ("cash-settled RSUs"), which are accounted for as other liabilities in the consolidated balance sheets. The cash-settled RSUs are subject to a vesting period ranging from two weeks to one year and, following the vesting period, are subject to transfer restrictions and a delayed payment, which can range from six months to two years. The grant date fair value of the award is determined in the same manner as other restricted stock awards and is charged to the statements of operations over the vesting period. Changes in Regions' stock price over the delayed payment period are charged to the statements of operations. See Note 16 for further discussion and details of share-based payments.

REVENUE RECOGNITION

The largest source of revenue for Regions is interest income. Interest income is recognized on an accrual basis driven by nondiscretionary formulas based on written contracts, such as loan agreements or securities contracts. Credit-related fees, including letter of credit fees, finance charges and fees related to credit cards are recognized in non-interest income when earned. Regions recognizes commission revenue and exchange and clearance fees on a trade-date basis. Other types of non-interest revenues, such as service charges on deposits, interchange income on credit cards and trust revenues, are accrued and recognized into income as services are provided and the amount of fees earned are reasonably determinable.

PER SHARE AMOUNTS

Earnings (loss) per common share computations are based upon the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per common share computations are based upon the weighted-average number of shares outstanding during the period, plus the effect of outstanding stock options and stock performance awards if dilutive. In prior years, the diluted earnings (loss) per common share computation also assumes conversion of any outstanding convertible preferred stock and warrants, unless such an assumed conversion would be antidilutive. Refer to Note 15 for additional information.

FAIR VALUE MEASUREMENTS

Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),
- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and
- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

Trading account assets, securities available for sale, certain mortgage loans held for sale, mortgage servicing rights, derivative assets, trading account liabilities and derivative liabilities are recorded at fair value on a recurring basis. Below is a description of valuation methodologies for these assets and liabilities.

Trading account assets and liabilities and securities available for sale consist of U.S. Treasuries, obligations of states and political subdivisions, mortgage-backed securities (including agency securities), other debt securities and equity securities.

- U.S. Treasuries are valued based on quoted market prices of identical assets on active exchanges (Level 1 measurements as described above) and also using data from third-party pricing services for similar securities as applicable. Pricing from these third party services is generally based on a market approach using observable inputs such as benchmark yields, reported trades, broker/dealer quotes, benchmark securities, bid and offers. These valuations are Level 2 measurements.
- Mortgage-backed securities are valued primarily using data from third-party pricing services for similar securities as applicable. Pricing from these third-party services is generally based on a market approach using observable inputs such as benchmark yields, reported trades, broker/dealer quotes, benchmark securities, to be announced ("TBA") prices, issuer spreads, bids and offers, monthly payment information, and collateral performance, as applicable. These valuations are Level 2 measurements. Where such comparable data is not available, the Company develops valuations based on assumptions that are not readily observable in the market place; these valuations are Level 3 measurements.
- Obligations of states and political subdivisions are generally based on data from third-party pricing services. The valuations are based on a market approach using observable inputs such as benchmark yields, Municipal Securities Rulemaking Board ("MSRB") reported trades, material event notices and new issue data. These valuations are Level 2 measurements. Where such comparable data is not available, the Company develops valuations based on assumptions that are not readily observable in the market place; these valuations are Level 3 measurements. For example, auction-rate securities fall into this category. For these instruments, internal pricing models assume converting the securities into fixed-rate debt securities with similar credit ratings and maturity dates based on management's estimates of the term of the securities. Assumed terms generally fall within a range of one to four years.
- Other debt securities are valued based on Level 1, 2 and 3 measurements, depending on pricing methodology selected and are valued primarily using data from third-party pricing services. Pricing from these third-party pricing services is generally based on a market approach using observable inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids and offers, and Trade Reporting and Compliance Engine ("TRACE") reported trades.
- Equity securities are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements.

A portion of Regions' trading account assets and the majority of trading liabilities and securities available for sale are valued using third-party pricing services. To validate pricing related to investment securities held in the trading account assets and liabilities portfolios, pricing received from third-party pricing services is compared to available market data for reasonableness and/or pricing information from other third-party pricing services. Insignificant pricing adjustments may be made by traders to individual securities based upon the trader's opinion of value. When such adjustments are made, Regions classifies the measurement as a Level 3 measurement.

To validate pricing related to liquid investment securities, which represent the vast majority of the available for sale portfolio (e.g., mortgage-backed securities), Regions compares price changes received from the pricing service to overall changes in market factors in order to validate the pricing received. To validate pricing received on less liquid investment securities in the available for sale portfolio, Regions receives pricing from third-party brokers/dealers on a sample of securities that are then compared to the pricing received. The pricing service uses standard observable inputs when available, for example: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, and bids and offers, among others. For certain security types, additional inputs may be used, or some inputs may not be applicable. It is not customary for Regions to adjust the pricing received for the available for sale portfolio. In the event that prices are adjusted, Regions classifies the measurement as a Level 3 measurement.

Mortgage loans held for sale consist of residential first mortgage loans held for sale that are valued based on traded market prices of similar assets where available and/or discounted cash flows at market interest rates, adjusted for securitization activities that include servicing value and market conditions, a Level 2 measurement. Regions has elected to measure certain mortgage loans held for sale at fair value by applying the fair value option (see additional discussion under the "Fair Value Option" section in Note 21).

Mortgage servicing rights consist of residential mortgage servicing rights and are valued using an option-adjusted spread valuation approach, a Level 3 measurement. The underlying assumptions and estimated values are periodically corroborated by values received from an independent third party. See Note 7 for information regarding the servicing of financial assets and additional details regarding the assumptions relevant to this valuation.

Derivative assets and liabilities, which primarily consist of interest rate contracts that include futures, options and swaps, are included in other assets and other liabilities (as applicable) on the consolidated balance sheets. Interest rate swaps are predominantly traded in over-the-counter markets and, as such, values are determined using widely accepted discounted cash flow models, which are Level 2 measurements. These discounted cash flow models use projections of future cash payments/receipts that are discounted at mid-market rates. The assumed cash flows are sourced from an assumed yield curve, which is consistent with industry standards and conventions. These valuations are adjusted for the unsecured credit risk at the reporting date, which considers collateral posted and the impact of master netting agreements. For options and futures contracts traded in over-the-counter markets, values are determined using discounted cash flow analyses and option pricing models based on market rates and volatilities, which are Level 2 measurements. Interest rate lock commitments on loans intended for sale, treasury locks and credit derivatives are valued using option pricing models that incorporate significant unobservable inputs, and therefore are Level 3 measurements.

ITEMS MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

From time to time, certain assets may be recorded at fair value on a non-recurring basis. These non-recurring fair value adjustments typically are a result of the application of lower of cost or fair value accounting or a write-down occurring during the period. For example, if the fair value of an asset in these categories falls below its cost basis, it is considered to be at fair value at the end of the period of the adjustment. In periods where there is no adjustment, the asset is generally not considered to be at fair value. The following is a description of the valuation methodologies used for certain assets that are recorded at fair value.

Foreclosed property and other real estate is carried in other assets at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property. The fair value for foreclosed property that is based on either observable transactions of similar instruments or formally committed sale prices is classified as a Level 2 measurement. If no formally committed sale price is available, Regions also obtains valuations from professional valuation experts and/or third party appraisers. Updated valuations are obtained on at least an annual basis. Foreclosed property exceeding established dollar thresholds is valued based on appraisals. Appraisals are performed by third-parties with appropriate professional certifications and conform to generally accepted appraisal standards as evidenced by the Uniform Standards of Professional Appraisal Practice. Regions' policies related to appraisals conform to regulations established by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and other regulatory guidance. Professional valuations are considered Level 2 measurements because they are based largely on observable inputs. Regions has a centralized appraisal review function that is responsible for reviewing all appraisals for compliance with banking regulations and guidelines as well as appraisal standards. Based on these reviews, Regions may make adjustments to the market value conclusions determined in the appraisals of real estate (either as other real estate or loans held for sale) when the appraisal review function determines that the valuation is based on inappropriate assumptions or where the conclusion is not sufficiently supported by the market data presented in the appraisal. Adjustments to the market value conclusions are discussed with the professional valuation experts and/or third party appraisers; the magnitude of the adjustments that are not mutually agreed upon is insignificant. In either event, adjustments, if made, must be based on sufficient information available to support an alternate opinion of market value. An estimated standard discount factor, which is updated at least annually, is applied to the appraisal amount for certain commercial and investor real estate properties when the recorded investment in the loan is transferred into foreclosed property. Internally adjusted valuations are considered Level 3 measurements as management uses assumptions that may not be observable in the market.

Loans held for sale for which the fair value option has not been elected are recorded at the lower of cost or fair value and therefore are reported at fair value on a non-recurring basis. The fair values for loans held for sale that are based on formally committed loan sale prices or valuations performed using observable inputs are classified as a Level 2 measurement. If no formally committed sales price is available, a professional valuation is obtained, consistent with the process described above for foreclosed property and other real estate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair values of financial instruments that are not disclosed above:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets and cash flows approximate the estimated fair values. Because these amounts generally relate to either currency or highly liquid assets, these are considered Level 1 valuations.

Securities held to maturity: The fair values of securities held to maturity are estimated in the same manner as the corresponding securities available for sale, which are measured at fair value on a recurring basis.

Loans, (excluding leases), net of unearned income and allowance for loan losses: A discounted cash flow method under the income approach is utilized to estimate the fair value of the loan portfolio. The discounted cash flow method relies upon assumptions about the amount and timing of principal and interest payments, principal prepayments, and estimates of principal defaults, loss given default, and current market rates (excluding credit). The loan portfolio is aggregated into categories based on loan type and credit quality. For each loan category, weighted average statistics, such as coupon rate, age, and remaining term are calculated. These are Level 3 valuations.

Other interest-earning assets: The carrying amounts reported in the consolidated balance sheets approximate the estimated fair values. While these instruments are not actively traded in the market, the majority of the inputs required to value them are actively quoted and can be validated through external sources. Accordingly, these are Level 2 valuations.

Deposits: The fair value of non-interest-bearing demand accounts, interest-bearing transaction accounts, savings accounts, money market accounts and certain other time deposit accounts is the amount payable on demand at the reporting date (i.e., the carrying amount). Fair values for certificates of deposit are estimated by using discounted cash flow analyses, based on market spreads to benchmark rates. These are Level 2 valuations.

Short-term and long-term borrowings: The carrying amounts of short-term borrowings reported in the consolidated balance sheets approximate the estimated fair values, and are considered Level 2 measurements as similar instruments are traded in active markets. The fair values of certain long-term borrowings are estimated using quoted market prices of identical instruments and are considered Level 1 measurements. If identical instruments are not available, fair values are estimated using quoted market prices for similar instruments and are considered Level 2 valuations. Otherwise, valuations are based on a combination of non-binding broker quotes and quoted prices for identical instruments in non-active markets and are considered Level 3 valuations.

Loan commitments and letters of credit: The estimated fair values for these off-balance sheet instruments are based on probabilities of funding to project future loan fundings, which are discounted using the loan methodology described above. The premiums/discounts are adjusted for the time value of money over the average remaining life of the commitments and the opportunity cost associated with regulatory requirements. Because the probabilities of funding and loan valuations are not observable in the market and are considered Company specific inputs, these are Level 3 valuations.

Indemnification obligation: The estimated fair value of the indemnification obligation was determined through the use of a present value calculation that takes into account the future cash flows that a market participant would expect to receive from holding the indemnification liability as an asset. Regions performed a probability-weighted cash flow analysis and discounted the result at a credit-adjusted risk free rate. Because the future cash flows and probability weights are Company-specific inputs, this is a Level 3 valuation.

See Note 21 for additional information related to fair value measurements.

RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

In October 2010, the FASB issued guidance addressing the diversity in practice regarding which costs related to the acquisition or renewal of insurance contracts qualify as deferred acquisition costs for insurance entities. This update amends guidance related to financial services by requiring that costs incurred with the acquisition and renewal of insurance contracts be capitalized as deferred acquisition costs. Incremental direct costs, portions of employees' compensation associated with time spent acquiring contracts, and other costs directly relating to the advertising, underwriting, issuing and processing of insurance policies are costs that should be capitalized to the extent that they would not have otherwise been incurred had the contracts not been successfully acquired. The amended guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2011. Regions adopted this guidance beginning with first quarter 2012 financial reporting. The guidance did not have a material impact upon adoption.

In April 2011, the FASB issued accounting guidance to reconsider effective control for repurchase agreements. The guidance simplifies the accounting for financial assets transferred under repurchase agreements and similar arrangements, and increases the number of transfers to be accounted for as secured borrowings, as opposed to sales. The amended guidance is effective prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011. Regions periodically accesses funding markets through sales of securities with agreements to repurchase. Repurchase agreements are also offered through a commercial banking sweep product as a short-term investment opportunity for customers. All such arrangements are considered typical of the banking industry and are accounted for as borrowings. Regions adopted this guidance beginning with first quarter 2012 financial reporting; there was no material impact upon adoption.

In May 2011, the FASB issued new guidance to create a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between GAAP and International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board. New disclosures required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company's valuation processes. This guidance is effective for interim and annual periods beginning after December 15, 2011. Regions adopted this guidance beginning with first quarter 2012 financial reporting. See Note 21 for the newly-required disclosures.

In June 2011, the FASB issued new guidance amending disclosure requirements for the presentation of comprehensive income. The guidance eliminates the option to present components of accumulated other comprehensive income (loss) ("AOCI") as part of the statement of changes in shareholders' equity. All changes in AOCI will be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The guidance does not change the items that must be reported in AOCI. This guidance is effective for fiscal years and interim reporting periods within those years beginning after

December 15, 2011. Regions adopted this new guidance with first quarter 2012 financial reporting. In December 2011, the FASB issued accounting guidance that indefinitely defers the effective date of certain provisions concerning the presentation of comprehensive income. The guidance indefinitely defers the requirement to present reclassification adjustments by component in both the statement where net income is presented and the statement where accumulated other comprehensive income is presented. See the consolidated statements of comprehensive income (loss) for further details.

In September 2011, the FASB issued accounting guidance related to goodwill impairment testing. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the entity's fair value is less than its carrying value. If it is determined that it is more likely than not that the fair value of a reporting entity is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance refers to several factors to consider when performing the qualitative analysis, including: macroeconomic factors, industry factors, and entity-specific factors. The guidance is effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Regions adopted this guidance beginning with the first quarter 2012 financial reporting. The amended guidance did not have a material impact upon adoption.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In December 2011, the FASB issued new accounting guidance that eliminates offsetting of financial instruments disclosure differences between GAAP and IFRS. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB's offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB's offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact Regions' consolidated financial position, results of operations, or cash flows.

In July 2012, the FASB issued new accounting guidance related to the impairment of indefinite-lived intangible assets. The guidance simplifies how entities test indefinite-lived intangible assets, other than goodwill, and is similar to the new qualitative impairment test for goodwill. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the indefinite-lived intangible asset's fair value is less than its carrying value. If it is determined that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have a material impact to the consolidated financial statements.

NOTE 2. VARIABLE INTEREST ENTITIES

Regions is involved in various entities that are considered to be VIEs, as defined by authoritative accounting literature. Generally, a VIE is a corporation, partnership, trust or other legal structure that either does not have equity investors with substantive voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The following discusses the VIEs in which Regions has a significant interest.

Regions owns the common stock of subsidiary business trusts, which had issued mandatorily redeemable preferred capital securities ("trust preferred securities") in the aggregate of approximately $1 billion at the time of issuance. The aggregate principal amount of trust preferred securities outstanding at December 31, 2012 and

2011 was approximately $498 million and $843 million, respectively. In the fourth quarter of 2012, Regions redeemed all issued and outstanding 8.875% trust preferred securities issued by Regions Financing Trust III, which totaled approximately $345 million. These trusts meet the definition of a VIE of which Regions is not the primary beneficiary; the trusts' only assets are junior subordinated debentures issued by Regions, which were acquired by the trusts using the proceeds from the issuance of the trust preferred securities and common stock. The junior subordinated debentures are included in long-term borrowings (see Note 12) and Regions' equity interests in the business trusts are included in other assets on the consolidated balance sheets. Interest expense on the junior subordinated debentures is reported in interest expense on long-term borrowings. For regulatory reporting and capital adequacy purposes, the Federal Reserve Board has indicated that such trust preferred securities currently constitute Tier 1 capital, but beginning in 2013, trust preferred securities will be phased out as an allowable component of Tier 1 capital over a three-year period.

Regions Timberland Group, a business of Regions that is managed by the trust division, operates and acts as trustee for timber land and related assets in timber land funds, primarily serving institutional investors. These funds individually meet the definition of a VIE, of which Regions is not the primary beneficiary, and collectively meet the criteria for a qualified asset manager; accordingly, Regions does not currently consolidate these funds.

Regions periodically invests in various limited partnerships that sponsor affordable housing projects, which are funded through a combination of debt and equity. These partnerships meet the definition of a VIE. Due to the nature of the management activities of the general partner, Regions is not the primary beneficiary of these partnerships and accounts for these investments in other assets on the consolidated balance sheets using the equity method. Regions reports its equity share of the partnership gains and losses as an adjustment to non-interest income. Regions reports its commitments to make future investments in other liabilities on the consolidated balance sheets. The Company also receives tax credits, which are reported as a reduction of income tax expense (or increase to income tax benefit). Additionally, Regions has short-term construction loans or letters of credit commitments with certain limited partnerships. The funded portion of the short-term loans and letters of credit is classified as commercial and industrial loans or investor real estate construction loans, as applicable, on the consolidated balance sheets. Regions also has long-term mortgage loans with certain limited partnerships. These long-term loans are classified as investor real estate mortgage loans on the consolidated balance sheets.

A summary of Regions' equity method investments and related loans and letters of credit, representing Regions' maximum exposure to loss as of December 31 is as follows:

	2012	2011
	(In millions)	
Equity method investments included in other assets	$774	$873
Unfunded commitments included in other liabilities	197	184
Short-term construction loans and letters of credit commitments	165	180
Funded portion of short-term loans and letters of credit	82	59

NOTE 3. DISCONTINUED OPERATIONS

On January 11, 2012, Regions entered into a stock purchase agreement to sell Morgan Keegan and related affiliates to Raymond James Financial Inc. ("Raymond James"). The transaction closed on April 2, 2012. Regions Investment Management, Inc. (formerly known as Morgan Asset Management, Inc) and Regions Trust were not included in the sale. The total purchase price received by the Company was $1.2 billion. A total $19 million pre-tax gain on sale, which included a $256 million adjustment of liabilities to record the legal indemnification at fair value as discussed in the next paragraph, was recorded in 2012 as a component of discontinued operations.

In connection with the closing of the sale, Regions agreed to indemnify Raymond James for all litigation matters related to the pre-closing activities. Losses under the indemnification include legal and other expenses, such as costs for defense, judgments, settlements and awards associated with the resolution of litigation related to pre-closing activities. Regions increased existing liabilities on the consolidated balance sheet in the second quarter by approximately $256 million such that the resulting amount of $385 million reflected the fair value of the indemnification at the close of the transaction. See Note 23 for related disclosure.

The following table represents the condensed results of operations for discontinued operations for the years ended December 31:

	Year Ended December 31		
	2012	2011	2010
	(In millions, except per share data)		
Interest income	$ 8	$ 37	$ 52
Interest expense	1	6	9
Net interest income	7	31	43
Non-interest income:			
Brokerage, investment banking and capital markets	233	938	990
Gain on sale	19	—	—
Other	12	57	52
Total non-interest income	264	995	1,042
Non-interest expense:			
Salaries and employee benefits	171	644	678
Net occupancy expense	9	36	37
Furniture and equipment expense	8	30	27
Goodwill impairment	—	492	—
Regulatory charge	—	—	125
Professional and legal expenses	152	93	134
Other	30	139	125
Total non-interest expense	370	1,434	1,126
Income (loss) from discontinued operations before income taxes	(99)	(408)	(41)
Income tax expense (benefit)	(40)	(4)	30
Income (loss) from discontinued operations, net of tax	$ (59)	$ (404)	$ (71)
Earnings (loss) per common share from discontinued operations:			
Basic	$(0.04)	$ (0.32)	$ (0.06)
Diluted	$(0.04)	$ (0.32)	$ (0.06)

NOTE 4. SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of securities available for sale and securities held to maturity are as follows:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)			
Securities available for sale:				
U.S. Treasury securities	$ 50	$ 2	$—	$ 52
Federal agency securities	550	4	(1)	553
Obligations of states and political subdivisions	9	—	—	9
Mortgage-backed securities:				
Residential agency	20,721	574	(18)	21,277
Residential non-agency	12	1	—	13
Commercial agency	705	20	—	725
Commercial non-agency	1,055	43	—	1,098
Corporate and other debt securities	2,762	81	(8)	2,835
Equity securities	679	4	(1)	682
	$26,543	$729	$(28)	$27,244
Securities held to maturity:				
U.S. Treasury securities	$ 2	$—	$—	$ 2
Federal agency securities	2	—	—	2
Mortgage-backed securities:				
Residential agency	6	1	—	7
	$ 10	$ 1	$—	$ 11

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)			
Securities available for sale:				
U.S. Treasury securities	$ 95	$ 3	$—	$ 98
Federal agency securities	147	—	—	147
Obligations of states and political subdivisions	24	12	—	36
Mortgage-backed securities:				
Residential agency	21,688	494	(7)	22,175
Residential non-agency	15	1	—	16
Commercial agency	318	8	—	326
Commercial non-agency	314	7	—	321
Corporate and other debt securities	539	5	(7)	537
Equity securities	817	2	(4)	815
	$23,957	$532	$(18)	$24,471
Securities held to maturity:				
U.S. Treasury securities	$ 4	$—	$—	$ 4
Federal agency securities	3	—	—	3
Mortgage-backed securities:				
Residential agency	9	1	—	10
	$ 16	$ 1	$—	$ 17

Entities included with the sale of Morgan Keegan and related affiliates had approximately $2 million in securities available for sale at December 31, 2011, which are included in the table above. There were no such securities at December 31, 2012 as these entities were sold during the second quarter of 2012 as discussed in Note 3.

Equity securities in the tables above included the following amortized cost related to Federal Reserve Bank stock and Federal Home Loan Bank ("FHLB") stock. Shares in the Federal Reserve Bank and FHLB are accounted for at amortized cost, which approximates fair value.

	December 31 2012	December 31 2011
	(In millions)	
Federal Reserve Bank	$484	$481
Federal Home Loan Bank	73	219

Securities with carrying values of $11.8 billion and $14.3 billion at December 31, 2012 and 2011, respectively, were pledged to secure public funds, trust deposits and certain borrowing arrangements.

The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In millions)	
Securities available for sale:		
Due in one year or less	$ 31	$ 31
Due after one year through five years	985	1,007
Due after five years through ten years	1,843	1,883
Due after ten years	512	528
Mortgage-backed securities:		
Residential agency	20,721	21,277
Residential non-agency	12	13
Commercial agency	705	725
Commercial non-agency	1,055	1,098
Equity securities	679	682
	$26,543	$27,244
Securities held to maturity:		
Due in one year or less	$ 2	$ 2
Due after one year through five years	2	2
Due after five years through ten years	—	—
Due after ten years	—	—
Mortgage-backed securities:		
Residential agency	6	7
	$ 10	$ 11

The following tables present gross unrealized losses and the related estimated fair values of securities available for sale at December 31, 2012 and 2011. There were no gross unrealized losses on debt securities held to maturity at both December 31, 2012 and 2011. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and twelve months or more.

	December 31, 2012					
	Less Than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In millions)					
Federal agency securities	$ 350	$ (1)	$—	$—	$ 350	$ (1)
Mortgage-backed securities:						
Residential agency	1,777	(16)	157	(2)	1,934	(18)
All other securities	884	(9)	—	—	884	(9)
	$3,011	$(26)	$157	$ (2)	$3,168	$(28)

	December 31, 2011					
	Less Than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In millions)					
Mortgage-backed securities:						
Residential agency	$1,778	$ (7)	$—	$—	$1,778	$ (7)
All other securities	291	(9)	5	(2)	296	(11)
	$2,069	$(16)	$ 5	$ (2)	$2,074	$(18)

For the securities included in the tables above, management does not believe any individual unrealized loss, which was comprised of 378 securities and 524 securities at December 31, 2012 and 2011, respectively, represented an other-than-temporary impairment as of those dates. The Company does not intend to sell, and it is not more likely than not that the Company will be required to sell, the securities before the recovery of their amortized cost basis, which may be at maturity.

Credit-related impairment charges were immaterial for the years ended December 31, 2012, 2011, and 2010.

Cash proceeds from sale, gross realized gains and gross realized losses from continuing operations on sales of available for sale securities are shown in the table below. The cost of securities sold is based on the specific identification method.

	For the Years Ended December 31		
	2012	2011	2010
	(In millions)		
Proceeds	$2,571	$7,859	$10,340
Gross realized gains	$ 49	$ 112	$ 424
Gross realized losses	(1)	—	(30)
Net securities gains	$ 48	$ 112	$ 394

The following table details net gains (losses) for trading account securities:

	For the Years Ended December 31		
	2012	2011	2010
	(In millions)		
Total net gains	$34	$32	$52
Unrealized portion	28	(7)	30

Included in the table above are amounts related to activities of Morgan Keegan. The totals include approximately $25 million, $35 million, and $51 million of total net gains related to Morgan Keegan activities for the years ended December 31, 2012, 2011 and 2010, respectively. These amounts are included within the results from discontinued operations.

NOTE 5. LOANS

The following table presents the distribution by loan segment and class of Regions' loan portfolio, net of unearned income:

	December 31 2012	December 31 2011
	(In millions, net of unearned income)	
Commercial and industrial	$26,674	$24,522
Commercial real estate mortgage—owner-occupied	10,095	11,166
Commercial real estate construction—owner-occupied	302	337
Total commercial	37,071	36,025
Commercial investor real estate mortgage	6,808	9,702
Commercial investor real estate construction	914	1,025
Total investor real estate	7,722	10,727
Residential first mortgage	12,963	13,784
Home equity	11,800	13,021
Indirect	2,336	1,848
Consumer credit card	906	987
Other consumer	1,197	1,202
Total consumer	29,202	30,842
	$73,995	$77,594

During 2011, Regions purchased approximately $1.1 billion of Regions-branded credit card accounts from FIA Card Services. The purchase included approximately $1.0 billion in consumer credit card accounts with the remainder in small business credit card accounts, which are included in the commercial and industrial portfolio class.

During 2012 and 2011, Regions also purchased approximately $882 million and $675 million, respectively, in indirect loans from a third party.

During 2012, Regions sold approximately $184 million of securities-based commercial and industrial loans to Raymond James pursuant to the Morgan Keegan sale (see Note 3). These loans were made by Regions, but were originally referred through Morgan Keegan and were secured by customer assets held in custody at Morgan Keegan. There were no such sales of loans during 2011.

The loan portfolio is diversified geographically, primarily within Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia.

Regions considers its investor real estate (specifically loans secured by land, multi-family and retail) and home equity loans secured by second liens in Florida to be concentrations resulting from continued economic pressures and downturns in the real estate market. Land totaled $558 million at December 31, 2012 as compared to $857 million at December 31, 2011. Multi-family and retail totaled $3.3 billion at December 31, 2012 as compared to $4.9 billion at December 31, 2011. The credit quality of the investor real estate portfolio segment is sensitive to risks associated with construction loans such as cost overruns, project completion risk, general contractor credit risk, environmental and other hazard risks, and market risks associated with the sale or rental of completed properties. The portion of the home equity portfolio where the collateral is comprised of second liens in Florida was $2.4 billion and $2.8 billion at December 31, 2012 and 2011, respectively.

The following table includes certain details related to loans, net of unearned income for the years ended December 31:

	2012	2011
	(In millions)	
Unearned income	$748	$870
Unamortized fees, net	(55)	(27)
Unamortized discounts, net	8	21

The following tables include details regarding Regions' investment in leveraged leases included within the commercial and industrial loan portfolio class as of and for the years ended December 31:

	2012	2011
	(In millions)	
Rentals receivable	$673	$855
Estimated residuals on leveraged leases	312	315
Unearned income on leveraged leases	551	703

	2012	2011	2010
		(In millions)	
Pre-tax income from leveraged leases	$43	$46	$67
Income tax expense on income from leveraged leases	35	45	53

The income above does not include leveraged lease termination gains of $14 million, $8 million and $78 million with related income tax expense of $11 million, zero and $74 million for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, $11.5 billion of loans held by Regions were pledged to secure borrowings from the FHLB (see Note 12 for further discussion). At December 31, 2012, an additional $24.9 billion of loans held by Regions were pledged to the Federal Reserve Bank.

NOTE 6. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management's estimate of credit losses inherent in the loan and credit commitment portfolios as of year-end. The allowance for credit losses consists of two components: the allowance for loan and lease losses and the reserve for unfunded credit commitments. Management's assessment of the appropriateness of the allowance for credit losses is based on a combination of both of these components. Regions determines its allowance for credit losses in accordance with applicable accounting literature as well as regulatory guidance related to receivables and contingencies. Binding unfunded credit commitments include items such as letters of credit, financial guarantees and binding unfunded loan commitments.

CALCULATION OF ALLOWANCE FOR CREDIT LOSSES

As part of the Company's ongoing efforts to enhance the allowance calculation, and in response to regulatory guidance, the home equity portfolio was segmented at a more granular level during the first quarter of 2012. Loss rates for home equity products are now developed based on lien position, status as a troubled debt restructuring ("TDR"), geography, past due status, and refreshed FICO scores for non-past due loans. The enhancement had the impact of reducing the component of the allowance for loan losses related to home equity loans by an estimate of approximately $30 million.

In addition to the home equity enhancement, in the second quarter of 2012, the Company refined the methodology for estimation of the reserve for unfunded credit commitments. Before the change, the Company based the reserve for unfunded credit commitments on an analysis of the overall probability of funding and historical losses. Beginning with the second quarter of 2012, the reserve is based on an exposure at default ("EAD") multiplied by a probability of default ("PD") multiplied by a loss-given default ("LGD"). The EAD is estimated based on an analysis of historical funding patterns for defaulted loans in various categories. The PD and LGD align with the statistically-calculated parameters used to calculate the allowance for loan losses for various pools, which are based on credit quality indicators and product type. The methodology applies to commercial and investor real estate credit commitments and standby letters of credit. The Company made this change to enhance portfolio segmentation within the calculation of the reserve for unfunded credit commitments and to improve overall consistency within the calculation of the allowance for credit losses. The change did not have a material impact on the allowance for credit losses or the reserve for unfunded credit commitments.

Except for the enhancements to home equity segmentation and to the reserve for unfunded credit commitments described above, there were no changes during 2012 in methodology for the calculation of the allowance for credit losses or policies for identification of non-accrual loans or for charge-offs. See Note 1 for a detailed description of the Company's methodology.

ROLLFORWARD OF ALLOWANCE FOR CREDIT LOSSES

The following tables present an analysis of the allowance for credit losses by portfolio segment for the years ended December 31, 2012 and December 31, 2011. The total allowance for credit losses is then disaggregated to detail the amounts derived through individual evaluation and the amounts calculated through collective evaluation. The allowance for loan losses related to individually evaluated loans includes reserves for non-accrual loans and leases equal to or greater than $2.5 million. The allowance for loan losses related to collectively evaluated loans includes the remainder of the portfolio.

	2012			
	Commercial	Investor Real Estate	Consumer	Total
	(In millions)			
Allowance for loan losses, January 1, 2012	$ 1,030	$ 991	$ 724	$ 2,745
Provision (credit) for loan losses	144	(295)	364	213
Loan losses:				
Charge-offs	(404)	(272)	(547)	(1,223)
Recoveries	77	45	62	184
Net loan losses	(327)	(227)	(485)	(1,039)
Allowance for loan losses, December 31, 2012	847	469	603	1,919
Reserve for unfunded credit commitments, January 1, 2012	30	26	22	78
Provision (credit) for unfunded credit commitments	39	(16)	(18)	5
Reserve for unfunded credit commitments, December 31, 2012	69	10	4	83
Allowance for credit losses, December 31, 2012	$ 916	$ 479	$ 607	$ 2,002
Portion of ending allowance for loan losses:				
Individually evaluated for impairment	$ 96	$ 73	$ —	$ 169
Collectively evaluated for impairment	751	396	603	1,750
Total allowance for loan losses	$ 847	$ 469	$ 603	$ 1,919
Portion of loan portfolio ending balance:				
Individually evaluated for impairment	$ 432	$ 315	$ 2	$ 749
Collectively evaluated for impairment	36,639	7,407	29,200	73,246
Total loans evaluated for impairment	$37,071	$7,722	$29,202	$73,995

	2011			
	Commercial	Investor Real Estate	Consumer	Total
	(In millions)			
Allowance for loan losses, January 1, 2011	$ 1,055	$ 1,370	$ 760	$ 3,185
Provision for loan losses	475	468	587	1,530
Loan losses:				
Charge-offs	(550)	(880)	(677)	(2,107)
Recoveries	50	33	54	137
Net loan losses	(500)	(847)	(623)	(1,970)
Allowance for loan losses, December 31, 2011	1,030	991	724	2,745
Reserve for unfunded credit commitments, January 1, 2011	32	16	23	71
Provision (credit) for unfunded credit commitments	(2)	10	(1)	7
Reserve for unfunded credit commitments, December 31, 2011	30	26	22	78
Allowance for credit losses, December 31, 2011	$ 1,060	$ 1,017	$ 746	$ 2,823
Portion of ending allowance for loan losses:				
Individually evaluated for impairment	$ 101	$ 169	$ 1	$ 271
Collectively evaluated for impairment	929	822	723	2,474
Total allowance for loan losses	$ 1,030	$ 991	$ 724	$ 2,745
Portion of loan portfolio ending balance:				
Individually evaluated for impairment	$ 473	$ 624	$ 7	$ 1,104
Collectively evaluated for impairment	35,552	10,103	30,835	76,490
Total loans evaluated for impairment	$36,025	$10,727	$30,842	$77,594

An analysis of the allowance for credit losses in the aggregate for the year ended December 31, 2010 follows:

	2010
	(In millions)
Allowance for loan losses, beginning of year	$ 3,114
Provision for loan losses	2,863
Loan losses:	
Charge-offs	(2,912)
Recoveries	120
Net loan losses	(2,792)
Allowance for loan losses, end of year	3,185
Reserve for unfunded credit commitments, beginning of year	$ 74
Credit for unfunded credit commitments	(3)
Reserve for unfunded credit commitments, end of year	71
Allowance for credit losses, end of year	$ 3,256

PORTFOLIO SEGMENT RISK FACTORS

The following describe the risk characteristics relevant to each of the portfolio segments.

Commercial—The commercial loan portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Commercial also includes owner-occupied commercial real estate loans to operating businesses, which are loans for long-term financing of land and buildings, and are repaid by cash flow generated by business operations. Owner-occupied construction loans are made to commercial businesses for the development of land or construction of a building where the repayment is derived from revenues generated from the business of the borrower. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers' business operations.

Investor Real Estate—Loans for real estate development are repaid through cash flow related to the operation, sale or refinance of the property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of real estate or income generated from the real estate collateral. A portion of Regions' investor real estate portfolio segment is comprised of loans secured by residential product types (land, single-family and condominium loans) within Regions' markets. Additionally, these loans are made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers. Loans in this portfolio segment are particularly sensitive to valuation of real estate.

Consumer—The consumer loan portfolio segment includes residential first mortgage, home equity, indirect, consumer credit card, and other consumer loans. Residential first mortgage loans represent loans to consumers to finance a residence. These loans are typically financed over a 15 to 30 year term and, in most cases, are extended to borrowers to finance their primary residence. Home equity lending includes both home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home. Real estate market values as of the time the loan or line is secured directly affect the amount of credit extended and, in addition, changes in these values impact the depth of potential losses. Indirect lending, which is lending initiated through third-party business partners, is largely comprised of loans made through automotive dealerships. Consumer credit card includes Regions branded consumer credit card accounts purchased during 2011 from FIA Card Services, as well as new originations since the purchase date. Other consumer loans include direct consumer installment loans and overdrafts. Loans in this portfolio segment are sensitive to unemployment and other key consumer economic measures.

CREDIT QUALITY INDICATORS

The following tables present credit quality indicators for the loan portfolio segments and classes, excluding loans held for sale, as of December 31, 2012 and 2011. Commercial and investor real estate loan classes are detailed by categories related to underlying credit quality and probability of default. Regions assigns these categories at loan origination and reviews the relationship utilizing a risk-based approach on, at minimum, an annual basis or at any time management becomes aware of information affecting the borrowers' ability to fulfill their obligations. Both quantitative and qualitative factors are considered in this review process. These categories are utilized to develop the associated allowance for credit losses.

- Pass—includes obligations where the probability of default is considered low;
- Special Mention—includes obligations that have potential weakness which may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. Obligations in this category may also be subject to economic or market conditions which may, in the future, have an adverse affect on debt service ability;
- Substandard Accrual—includes obligations that exhibit a well-defined weakness which presently jeopardizes debt repayment, even though they are currently performing. These obligations are characterized by the distinct possibility that the Company may incur a loss in the future if these weaknesses are not corrected;
- Non-accrual—includes obligations where management has determined that full payment of principal and interest is in doubt.

Substandard accrual and non-accrual loans are often collectively referred to as "classified." Special mention, substandard accrual, and non-accrual loans are often collectively referred to as "criticized and classified." Classes in the consumer portfolio segment are disaggregated by accrual status.

	December 31, 2012				
	Pass	Special Mention	Substandard Accrual	Non-accrual	Total
	(In millions)				
Commercial and industrial	$25,225	$560	$480	$409	$26,674
Commercial real estate mortgage—owner-occupied	8,976	240	440	439	10,095
Commercial real estate construction—owner-occupied	278	3	7	14	302
Total commercial	$34,479	$803	$927	$862	$37,071
Commerical investor real estate mortgage	$ 5,089	$435	$827	$457	$ 6,808
Commercial investor real estate construction	733	98	63	20	914
Total investor real estate	$ 5,822	$533	$890	$477	$ 7,722

	Accrual	Non-accrual	Total
	(In millions)		
Residential first mortgage	$12,749	$214	$12,963
Home equity	11,672	128	11,800
Indirect	2,336	—	2,336
Consumer credit card	906	—	906
Other consumer	1,197	—	1,197
Total consumer	$28,860	$342	$29,202
			$73,995

	December 31, 2011				
	Pass	Special Mention	Substandard Accrual	Non-accrual	Total
	(In millions)				
Commercial and industrial	$22,952	$479	$ 634	$ 457	$24,522
Commercial real estate mortgage—owner-occupied	9,773	262	541	590	11,166
Commercial real estate construction—owner-occupied	275	27	10	25	337
Total commercial	$33,000	$768	$1,185	$1,072	$36,025
Commercial investor real estate mortgage	$ 6,851	$756	$1,361	$ 734	$ 9,702
Commercial investor real estate construction	531	113	201	180	1,025
Total investor real estate	$ 7,382	$869	$1,562	$ 914	$10,727

	Accrual	Non-accrual	Total
	(In millions)		
Residential first mortgage	$13,534	$250	$13,784
Home equity	12,885	136	13,021
Indirect	1,848	—	1,848
Consumer credit card	987	—	987
Other consumer	1,202	—	1,202
Total consumer	$30,456	$386	$30,842
			$77,594

AGING ANALYSIS

The following tables include an aging analysis of days past due (DPD) for each portfolio segment and class:

	December 31, 2012						
	Accrual Loans						
	30-59 DPD	60-89 DPD	90+ DPD	Total 30+ DPD	Total Accrual	Non-accrual	Total
	(In millions)						
Commercial and industrial	$ 27	$ 23	$ 19	$ 69	$26,265	$ 409	$26,674
Commercial real estate mortgage—owner-occupied	49	28	6	83	9,656	439	10,095
Commercial real estate construction—owner-occupied	—	—	—	—	288	14	302
Total commercial	76	51	25	152	36,209	862	37,071
Commercial investor real estate mortgage	38	42	11	91	6,351	457	6,808
Commercial investor real estate construction	1	1	—	2	894	20	914
Total investor real estate	39	43	11	93	7,245	477	7,722
Residential first mortgage	149	86	307	542	12,749	214	12,963
Home equity	100	53	87	240	11,672	128	11,800
Indirect	31	9	3	43	2,336	—	2,336
Consumer credit card	7	7	14	28	906	—	906
Other consumer	19	5	3	27	1,197	—	1,197
Total consumer	306	160	414	880	28,860	342	29,202
	$421	$254	$450	$1,125	$72,314	$1,681	$73,995

	December 31, 2011						
	Accrual Loans						
	30-59 DPD	60-89 DPD	90+ DPD	Total 30+ DPD	Total Accrual	Non-accrual	Total
	(In millions)						
Commercial and industrial	$ 38	$ 23	$ 28	$ 89	$24,065	$ 457	$24,522
Commercial real estate mortgage—owner-occupied	47	23	9	79	10,576	590	11,166
Commercial real estate construction—owner-occupied	3	1	—	4	312	25	337
Total commercial	88	47	37	172	34,953	1,072	36,025
Commercial investor real estate mortgage	34	42	13	89	8,968	734	9,702
Commercial investor real estate construction	23	5	—	28	845	180	1,025
Total investor real estate	57	47	13	117	9,813	914	10,727
Residential first mortgage	187	100	284	571	13,534	250	13,784
Home equity	121	77	93	291	12,885	136	13,021
Indirect	26	7	2	35	1,848	—	1,848
Consumer credit card	8	5	14	27	987	—	987
Other consumer	20	6	4	30	1,202	—	1,202
Total consumer	362	195	397	954	30,456	386	30,842
	$507	$289	$447	$1,243	$75,222	$2,372	$77,594

IMPAIRED LOANS

The following tables present details related to the Company's impaired loans, with separate tables for non-accrual, accrual and total impaired loans. Loans deemed to be impaired include non-accrual commercial and investor real estate loans, excluding leasing, and all TDRs (including accruing commercial, investor real estate, and consumer TDRs). Loans which have been fully charged-off do not appear in the tables below.

	Non-accrual Impaired Loans As of December 31, 2012						
			Book Value[3]				
	Unpaid Principal Balance[1]	Charge-offs and Payments Applied[2]	Total Impaired Loans on Non-accrual Status	Impaired Loans on Non-accrual Status with No Related Allowance	Impaired Loans on Non-accrual Status with Related Allowance	Related Allowance for Loan Losses	Coverage %[4]
	(Dollars in millions)						
Commercial and industrial	$ 467	$ 62	$ 405	$ 63	$ 342	$128	40.7%
Commercial real estate mortgage—owner-occupied	503	64	439	44	395	148	42.1
Commercial real estate construction—owner-occupied	18	4	14	4	10	3	38.9
Total commercial	988	130	858	111	747	279	41.4
Commercial investor real estate mortgage	560	103	457	54	403	132	42.0
Commercial investor real estate construction	26	6	20	2	18	7	50.0
Total investor real estate	586	109	477	56	421	139	42.3
Residential first mortgage	152	55	97	—	97	13	44.7
Home equity	32	11	21	—	21	2	40.6
Total consumer	184	66	118	—	118	15	44.0
Total	$1,758	$305	$1,453	$167	$1,286	$433	42.0%

	Accruing Impaired Loans As of December 31, 2012				
	Unpaid Principal Balance[1]	Charge-offs and Payments Applied[2]	Book Value	Related Allowance for Loan Losses	Coverage %[4]
	(Dollars in millions)				
Commercial and industrial	$ 299	$ 7	$ 292	$ 42	16.4%
Commercial real estate mortgage—owner-occupied	213	4	209	25	13.6
Commercial real estate construction—owner-occupied	1	—	1	—	—
Total commercial	513	11	502	67	15.2
Commercial investor real estate mortgage	782	10	772	97	13.7
Commercial investor real estate construction	107	—	107	16	15.0
Total investor real estate	889	10	879	113	13.8
Residential first mortgage	1,101	13	1,088	144	14.3
Home equity	411	5	406	36	10.0
Indirect	2	1	1	—	50.0
Other consumer	40	—	40	1	2.5
Total consumer	1,554	19	1,535	181	12.9
Total	$2,956	$ 40	$2,916	$361	13.6%

	Total Impaired Loans As of December 31, 2012						
			Book Value[3]				
	Unpaid Principal Balance[1]	Charge-offs and Payments Applied[2]	Total Impaired Loans	Impaired Loans with No Related Allowance	Impaired Loans with Related Allowance	Related Allowance for Loan Losses	Coverage %[4]
	(Dollars in millions)						
Commercial and industrial	$ 766	$ 69	$ 697	$ 63	$ 634	$170	31.2%
Commercial real estate mortgage—owner-occupied	716	68	648	44	604	173	33.7
Commercial real estate construction—owner-occupied	19	4	15	4	11	3	36.8
Total commercial	1,501	141	1,360	111	1,249	346	32.4
Commercial investor real estate mortgage	1,342	113	1,229	54	1,175	229	25.5
Commercial investor real estate construction	133	6	127	2	125	23	21.8
Total investor real estate	1,475	119	1,356	56	1,300	252	25.2
Residential first mortgage	1,253	68	1,185	—	1,185	157	18.0
Home equity	443	16	427	—	427	38	12.2
Indirect	2	1	1	—	1	—	50.0
Other consumer	40	—	40	—	40	1	2.5
Total consumer	1,738	85	1,653	—	1,653	196	16.2
Total impaired loans	$4,714	$345	$4,369	$167	$4,202	$794	24.2%

(1) Unpaid principal balance represents the contractual obligation due from the customer and includes the net book value plus charge-offs and payments applied.
(2) Charge-offs and payments applied represents cumulative partial charge-offs taken, as well as interest payments received that have been applied against the outstanding principal balance.
(3) Book value represents the unpaid principal balance less charge-offs and payments applied; it is shown before any allowance for loan losses.
(4) Coverage % represents charge-offs and payments applied plus the related allowance as a percent of the unpaid principal balance.

	Non-accrual Impaired Loans As of December 31, 2011						
			Book Value[3]				
	Unpaid Principal Balance[1]	Charge-offs and Payments Applied[2]	Total Impaired Loans on Non-accrual Status	Impaired Loans on Non-accrual Status with No Related Allowance	Impaired Loans on Non-accrual Status with Related Allowance	Related Allowance for Loan Losses	Coverage %[4]
	(Dollars in millions)						
Commercial and industrial	$ 468	$ 88	$ 380	$ 61	$ 319	$129	46.4%
Commercial real estate mortgage—owner-occupied	679	88	591	34	557	192	41.2
Commercial real estate construction—owner-occupied	37	12	25	1	24	10	59.5
Total commercial	1,184	188	996	96	900	331	43.8
Commercial investor real estate mortgage	870	136	734	63	671	223	41.3
Commercial investor real estate construction	236	56	180	23	157	62	50.0
Total investor real estate	1,106	192	914	86	828	285	43.1
Residential first mortgage	146	49	97	—	97	15	43.8
Home equity	26	10	16	—	16	2	46.2
Total consumer	172	59	113	—	113	17	44.2
Total	$2,462	$439	$2,023	$182	$1,841	$633	43.5%

	Accruing Impaired Loans As of December 31, 2011				
	Unpaid Principal Balance[1]	Charge-offs and Payments Applied[2]	Book Value	Related Allowance for Loan Losses	Coverage %[4]
	(Dollars in millions)				
Commercial and industrial	$ 290	$ 1	$ 289	$ 60	21.0%
Commercial real estate mortgage—owner-occupied	205	3	202	30	16.1
Commercial real estate construction—owner-occupied	2	—	2	—	—
Total commercial	497	4	493	90	18.9
Commercial investor real estate mortgage	862	7	855	174	21.0
Commercial investor real estate construction	140	—	140	81	57.9
Total investor real estate	1,002	7	995	255	26.1
Residential first mortgage	1,025	12	1,013	148	15.6
Home equity	428	4	424	60	15.0
Indirect	1	—	1	—	—
Other consumer	55	—	55	1	1.8
Total consumer	1,509	16	1,493	209	14.9
Total	$3,008	$ 27	$2,981	$554	19.3%

	Total Impaired Loans As of December 31, 2011						
			Book Value[3]				
	Unpaid Principal Balance[1]	Charge-offs and Payments Applied[2]	Total Impaired Loans	Impaired Loans with No Related Allowance	Impaired Loans with Related Allowance	Related Allowance for Loan Losses	Coverage %[4]
	(Dollars in millions)						
Commercial and industrial	$ 758	$ 89	$ 669	$ 61	$ 608	$ 189	36.7%
Commercial real estate mortgage—owner-occupied	884	91	793	34	759	222	35.4
Commercial real estate construction—owner-occupied	39	12	27	1	26	10	56.4
Total commercial	1,681	192	1,489	96	1,393	421	36.5
Commercial investor real estate mortgage	1,732	143	1,589	63	1,526	397	31.2
Commercial investor real estate construction	376	56	320	23	297	143	52.9
Total investor real estate	2,108	199	1,909	86	1,823	540	35.1
Residential first mortgage	1,171	61	1,110	—	1,110	163	19.1
Home equity	454	14	440	—	440	62	16.7
Indirect	1	—	1	—	1	—	—
Other consumer	55	—	55	—	55	1	1.8
Total consumer	1,681	75	1,606	—	1,606	226	17.9
Total impaired loans	$5,470	$466	$5,004	$182	$4,822	$1,187	30.2%

(1) Unpaid principal balance represents the contractual obligation due from the customer and includes the net book value plus charge-offs and payments applied.

(2) Charge-offs and payments applied represents cumulative partial charge-offs taken, as well as interest payments received that have been applied against the outstanding principal balance.

(3) Book value represents the unpaid principal balance less charge-offs and payments applied; it is shown before any allowance for loan losses.

(4) Coverage % represents charge-offs and payments applied plus the related allowance as a percent of the unpaid principal balance.

The following table presents the average balances of total impaired loans and interest income for the years ended December 31, 2012 and 2011. Interest income recognized represents interest recognized on loans modified in a TDR, and are therefore considered impaired, which are on accruing status.

	Year Ended December 31			
	2012		2011	
	Average Balance	Interest Income Recognized	Average Balance	Interest Income Recognized
	(In millions)			
Commercial and industrial	$ 707	$ 16	$ 563	$ 7
Commercial real estate mortgage—owner-occupied	737	11	761	5
Commercial real estate construction—owner-occupied	23	—	30	—
Total commercial	1,467	27	1,354	12
Commercial investor real estate mortgage	1,510	40	1,457	22
Commercial investor real estate construction	210	7	449	4
Total investor real estate	1,720	47	1,906	26
Residential first mortgage	1,157	39	1,086	41
Home equity	439	22	410	21
Indirect	2	—	2	—
Other consumer	47	3	61	4
Total consumer	1,645	64	1,559	66
Total impaired loans	$4,832	$138	$4,819	$104

No material amount of interest income was recognized on impaired loans for the year ended December 31, 2010.

In addition to the impaired loans detailed in the tables above, there were approximately $89 million in non-performing loans classified as held for sale at December 31, 2012, compared to $328 million at December 31, 2011. These loans are larger balance credits, primarily investor real estate, where management does not have the intent to hold the loans for the foreseeable future. The loans are carried at an amount approximating a price which will be recoverable through the loan sale market. During the year ended December 31, 2012, approximately $302 million in non-performing loans were transferred to held for sale; this amount is net of charge-offs of $163 million recorded upon transfer.

At December 31, 2012 and 2011, non-accrual loans including loans held for sale totaled $1.8 billion and $2.7 billion, respectively. The amount of interest income recognized in 2012, 2011 and 2010 on loans prior to migrating to non-accrual status was approximately $18 million, $23 million and $47 million, respectively. If these loans had been current in accordance with their original terms, approximately $76 million, $122 million and $165 million of interest income, respectively, would have been recognized on these loans in 2012, 2011 and 2010.

TROUBLED DEBT RESTRUCTURINGS (TDRs)

The majority of Regions' 2012 commercial and investor real estate TDRs are the result of renewals where the only concession is that the interest rate at renewal is not considered to be a market rate. Consumer TDRs generally involve an interest rate concession. Accordingly, the financial impact of the modifications is best illustrated by the impact to the allowance calculation at the loan or pool level as a result of the loans being considered impaired due to their status as a TDR.

None of the modified consumer loans listed in the following TDR disclosures were collateral-dependent at the time of modification. At December 31, 2012, approximately $129 million in residential first mortgage TDRs were in excess of 180 days past due and are considered collateral-dependent. At December 31, 2012 approximately $11 million in home equity first lien TDRs were in excess of 180 days past due and $8 million in home equity second lien TDRs were in excess of 120 days past due and are considered collateral-dependent.

The following table presents loans by segment and class modified in a TDR, and the financial impact of those modifications, for the periods presented.

	Year Ended December 31, 2012		
			Financial Impact of Modifications Considered TDRs
	Number of Obligors	Recorded Investment	Increase in Allowance at Modification
	(Dollars in millions)		
Commercial and industrial	623	$ 668	$ 3
Commercial real estate mortgage—owner-occupied	424	391	4
Commercial real estate construction—owner-occupied	8	7	—
Total commercial	1,055	1,066	7
Commercial investor real estate mortgage	604	1,188	9
Commercial investor real estate construction	205	128	1
Total investor real estate	809	1,316	10
Residential first mortgage	1,394	289	37
Home equity	1,014	70	5
Indirect and other consumer	489	8	—
Total consumer	2,897	367	42
	4,761	$2,749	$ 59

	Year Ended December 31, 2011		
			Financial Impact of Modifications Considered TDRs
	Number of Obligors	Recorded Investment	Increase in Allowance at Modification
	(Dollars in millions)		
Commercial and industrial	986	$ 670	$ 3
Commercial real estate mortgage—owner-occupied	382	368	8
Commercial real estate construction—owner-occupied	17	10	—
Total commercial	1,385	1,048	11
Commercial investor real estate mortgage	640	1,493	14
Commercial investor real estate construction	282	355	4
Total investor real estate	922	1,848	18
Residential first mortgage	1,536	330	42
Home equity	2,050	148	16
Indirect and other consumer	975	13	—
Total consumer	4,561	491	58
	6,868	$3,387	$ 87

As described previously, the consumer modifications granted by Regions are rate concessions and not forgiveness of principal. The majority of the commercial and investor real estate modifications are renewals where there is no reduction in interest rate or forgiveness of principal. Accordingly, Regions most often does not record a charge-off at the modification date. A limited number of modifications included above are A/B note restructurings, where the B-note is charged off. The total charge-offs recorded for all modifications for the year ended December 31, 2012 were approximately $5 million.

Defaulted TDRs

The following table presents TDRs which defaulted during the years ended December 31, 2012 and 2011, and which were modified in the previous twelve months (i.e., the twelve months prior to the default). For purposes of this disclosure, default is defined as 90 days past due and still accruing for the consumer portfolio segment, and placement on non-accrual status for the commercial and investor real estate portfolio segments. Consideration of defaults in the calculation of the allowance for loan losses is described previously in the description of modifications in each portfolio segment.

	Year Ended December 31	
	2012	2011
	(In millions)	
Defaulted During the Period, Where Modified in a TDR Twelve Months Prior to Default		
Commercial and industrial	$114	$ 47
Commercial real estate mortgage—owner-occupied	55	40
Commercial real estate construction—owner-occupied	1	1
Total commercial	170	88
Commercial investor real estate mortgage	186	101
Commercial investor real estate construction	24	12
Total investor real estate	210	113
Residential first mortgage	68	64
Home equity	18	17
Total consumer	86	81
	$466	$282

Commercial and investor real estate loans which were on non-accrual status at the time of the latest modification are not included in the default table above, as they are already considered to be in default at the time of the restructuring. At December 31, 2012, approximately $117 million of commercial and investor real estate loans modified in a TDR during 2012 were on non-accrual status. Approximately 2.9 percent of this amount was 90 days past due.

At December 31, 2012, Regions had restructured binding unfunded commitments totaling $252 million where a concession was granted and the borrower was in financial difficulty.

NOTE 7. SERVICING OF FINANCIAL ASSETS

The fair value of mortgage servicing rights is calculated using various assumptions including future cash flows, market discount rates, expected prepayment rates, servicing costs and other factors. A significant change in prepayments of mortgages in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of mortgage servicing rights.

The table below presents an analysis of mortgage servicing rights for the years ended December 31 under the fair value measurement method:

	2012	2011
	(In millions)	
Carrying value, beginning of period	$182	$ 267
Additions	60	62
Decrease in fair value:		
Due to change in valuation inputs or assumptions	(20)	(124)
Economic amortization associated with borrower repayments	(31)	(23)
Carrying value, end of period	$191	$ 182

Data and assumptions used in the fair value calculation, as well as the valuation's sensitivity to rate fluctuations, related to mortgage servicing rights (excluding related derivative instruments) as of December 31 are as follows:

	2012	2011
	(Dollars in millions)	
Unpaid principal balance	$25,796	$26,218
Weighted-average prepayment speed (CPR; percentage)	17.6 %	27.8 %
Estimated impact on fair value of a 10% increase	$ (13)	$ (16)
Estimated impact on fair value of a 20% increase	$ (23)	$ (30)
Option-adjusted spread (basis points)	754	235
Estimated impact on fair value of a 10% increase	$ (4)	$ (1)
Estimated impact on fair value of a 20% increase	$ (9)	$ (3)
Weighted-average coupon interest rate	4.9 %	5.2 %
Weighted-average remaining maturity (months)	276	281
Weighted-average servicing fee (basis points)	28.3	28.7

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the mortgage servicing rights is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change. The derivative instruments utilized by Regions would serve to reduce the estimated impacts to fair value included in the table above.

The following table presents servicing related fees, which includes contractually specified servicing fees, late fees and other ancillary income resulting from the servicing of mortgage loans:

	Year Ended December 31		
	2012	2011	2010
		(In millions)	
Servicing related fees and other ancillary income	$83	$85	$81

Loans are sold in the secondary market with standard representations and warranties regarding certain characteristics such as the quality of the loan, the absence of fraud, the eligibility of the loan for sale and the future servicing associated with the loan. Regions may be required to repurchase these loans at par, or make-whole or indemnify the purchasers for losses incurred when representations and warranties are breached.

Regions maintains a repurchase liability related to mortgage loans sold with representations and warranty provisions. This repurchase liability is reported in other liabilities on the consolidated balance sheets and reflects management's estimate of losses based on historical repurchase and loss trends, as well as other factors that may result in anticipated losses different from historical loss trends. Adjustments to this reserve are recorded in other non-interest expense on the consolidated statements of operations. The table below presents an analysis of Regions' repurchase liability related to mortgage loans sold with representations and warranty provisions for the years ended December 31:

	2012	2011
	(In millions)	
Beginning balance	$ 32	$ 32
Additions	41	23
Losses	(33)	(23)
Ending balance	$ 40	$ 32

During 2012 and 2011, settled repurchase claims were related to one of the following alleged breaches: 1) underwriting guideline violations; 2) misrepresentation of income, assets or employment; or 3) property valuation not supported. These claims stem primarily from the 2006-2008 vintages.

NOTE 8. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 is as follows:

	2012	2011
	(In millions)	
Land	$ 525	$ 492
Premises and improvements	1,727	1,706
Furniture and equipment	1,010	1,106
Software	303	279
Leasehold improvements	396	425
Construction in progress	175	188
	4,136	4,196
Accumulated depreciation and amortization	(1,857)	(1,821)
	$ 2,279	$ 2,375

NOTE 9. INTANGIBLE ASSETS

GOODWILL

As further discussed in Note 22, Regions reorganized its management reporting structure during the third quarter 2012 and, accordingly, its segment reporting structure and goodwill reporting units. In connection with the reorganization, management reallocated goodwill to the new reporting units using a relative fair value approach, resulting in amounts detailed as follows:

	December 31 2012
	(In millions)
Business Services	$2,552
Consumer Services	1,797
Wealth Management	467
	$4,816

A summary of goodwill activity at December 31 is presented as follows:

	2012	2011
	(In millions)	
Balance at beginning of year	$4,816	$5,561
Impairment	—	(745)
Balance at end of year	$4,816	$4,816

As stated in Note 1, Regions evaluates each reporting unit's goodwill for impairment on an annual basis in the fourth quarter, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. A goodwill impairment test includes two steps. Step One, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step Two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess.

During the fourth quarter of 2012, Regions assessed the indicators of goodwill impairment for all three reporting units as part of its annual impairment test, as of October 1, 2012, and through the date of the filing of the Annual Report on Form 10-K for the year ended December 31, 2012. The indicators assessed included:

- Recent operating performance,
- Changes in market capitalization,
- Regulatory actions and assessments,
- Changes in the business climate (including legislation, legal factors and competition),
- Company-specific factors (including changes in key personnel, asset impairments, and business dispositions), and
- Trends in the banking industry.

Regions uses the output from the valuation approaches described in Note 1 to determine the estimated fair value of each reporting unit. Listed in the tables below are assumptions used in estimating the fair value of each reporting unit.

As of Fourth Quarter 2012	Business Services	Consumer Services	Wealth Management
Discount rate used in income approach	14%	13%	13%
Public company method market multiplier(1)	1.2x	1.0x	14.0x
Transaction method market multiplier(2)	1.3x	1.3x	25.2x

(1) For the Business Services and Consumer Services reporting units, these multipliers were applied to tangible book value. For the Wealth Management reporting unit, this multiplier was applied to earnings. In addition to the multipliers, a 20 percent control premium was assumed for the Business Services reporting unit, a 40 percent control premium was assumed for the Consumer Services reporting unit and a 30 percent control premium was assumed for the Wealth Management reporting unit. Because the control premium considers potential revenue synergies and cost savings for similar financial services transactions, reporting units operating in businesses that have greater barriers to entry tend to have greater control premiums.

(2) For the Business Services and Consumer Services reporting units, these multipliers are applied to tangible book value. For the Wealth Management reporting unit, this multiplier is applied to earnings.

As of Fourth Quarter 2011	Banking/ Treasury	Investment Banking/ Brokerage/ Trust	Insurance
Discount rate used in income approach	15%	15%	11%
Public company method market multiplier(1)	0.7x	1.4x	13.0x
Transaction method market multiplier(2)	1.1x	1.5x	n/a

(1) For the Banking/Treasury and Investment Banking/Brokerage/Trust reporting units, these multipliers were applied to tangible book value. For the Insurance reporting unit, this multiplier was applied to earnings. In addition to the multipliers, a 55 percent control premium was assumed for the Banking/Treasury reporting unit. A 20 percent control premium was assumed for the Investment Banking/Brokerage/Trust reporting unit and a 30 percent control premium was assumed for the Insurance reporting unit.

(2) For the Banking/Treasury and Investment Banking/Brokerage/Trust reporting units, these multipliers were applied to tangible book value.

The valuation methodologies of certain material financial assets and liabilities are discussed in Note 1.

OTHER INTANGIBLES

Other intangibles consist of core deposit intangibles, purchased credit card relationship assets, and customer relationship and employment agreement assets.

A summary of core deposit intangible assets at December 31 is presented as follows:

	2012	2011
	(In millions)	
Balance at beginning of year, net	$ 259	$ 354
Accumulated amortization, beginning of year	(752)	(657)
Amortization	(83)	(95)
Accumulated amortization, end of year	(835)	(752)
Balance at end of year, net	$ 176	$ 259

Regions' core deposit intangible assets are being amortized to other non-interest expense on an accelerated basis over their expected useful lives.

A summary of Regions' other intangible assets as of December 31, 2012 and 2011 is presented as follows:

	2012	2011
	(In millions)	
Net Book Value	$169	$190
Current Year Amortization	27	20

These other intangible assets resulted from purchased credit card relationships, customer relationships and employment agreements related to various acquisitions and are being amortized to other non-interest expense primarily on an accelerated basis over a period ranging from two to fifteen years.

The aggregate amount of amortization expense for core deposit intangible assets, credit card intangibles, and other intangible assets is estimated as follows:

	Year Ended December 31
	(In millions)
2013	$53
2014	49
2015	44
2016	39
2017	35

Identifiable intangible assets other than goodwill are reviewed at least annually, usually in the fourth quarter, for events or circumstances that could impact the recoverability of the intangible asset. These events could include loss of core deposits, significant losses of credit card accounts and/or balances, increased competition or adverse changes in the economy. To the extent other identifiable intangible assets are deemed unrecoverable, impairment losses are recorded in other non-interest expense to reduce the carrying amount. Regions' 2012 annual impairment test concluded that no impairment for core deposit intangibles occurred in 2012. Regions noted no indicators of impairment for any other identifiable intangible assets during 2012 or 2011.

NOTE 10. DEPOSITS

The following schedule presents a detail of interest-bearing deposits at December 31:

	2012	2011
	(In millions)	
Savings accounts	$ 5,760	$ 5,159
Interest-bearing transaction accounts	21,096	19,388
Money market accounts—domestic*	24,901	23,028
Money market accounts—foreign*	311	460
Time deposits	13,443	19,378
Interest-bearing customer deposits	65,511	67,413
Corporate treasury time deposits	—	5
	$65,511	$67,418

* Prior period amounts have been reclassified to conform to current period classification

The aggregate amount of time deposits of $100,000 or more, including certificates of deposit of $100,000 or more, was $5.0 billion and $7.7 billion at December 31, 2012 and 2011, respectively.

At December 31, 2012, the aggregate amount of maturities of all time deposits (deposits with stated maturities, consisting primarily of certificates of deposit and IRAs) were as follows:

	Year Ended December 31
	(In millions)
2013	$ 8,581
2014	1,248
2015	1,395
2016	1,208
2017	989
Thereafter	22
	$13,443

NOTE 11. SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings at December 31:

	2012	2011
	(In millions)	
Company funding sources:		
Federal funds purchased	$ 21	$ 18
Securities sold under agreements to repurchase	—	969
Other short-term borrowings	—	29
	21	1,016
Customer-related borrowings:		
Securities sold under agreements to repurchase	1,428	1,346
Brokerage customer liabilities	—	394
Short-sale liability	—	256
Customer collateral	125	55
	1,553	2,051
	$1,574	$3,067

COMPANY FUNDING SOURCES

The levels of federal funds purchased and securities sold under agreements to repurchase can fluctuate significantly on a day-to-day basis, depending on funding needs and which sources are used to satisfy those needs. All such arrangements are considered typical of the banking and brokerage industries and are accounted for as borrowings. Federal funds purchased had weighted-average maturities of 2 days and 4 days at December 31, 2012, and 2011, respectively. The weighted-average rate paid during 2012, 2011 and 2010 was 0.1% in each year. Securities sold under agreements to repurchase had a weighted-average maturity of 48 days at December 31, 2011. Weighted-average rates paid during 2012, 2011 and 2010 were 0.1%, (0.6%) and 0.2%, respectively. The negative weighted-average interest rates on securities sold under agreements to repurchase during 2011 were the result of, in part, Regions' entering into reverse-repurchase agreements. There are times when financing costs associated with these transactions are lower than typical repurchase agreement rates as a result of a supply and demand imbalance in particular collateral. Since short-term repurchase agreement rates were close to zero during the last half of 2011, the supply and demand imbalance related to securities that Regions owned led to negative financing rates.

At December 31, 2012, Regions could borrow a maximum amount of approximately $19.6 billion from the Federal Reserve Bank Discount Window. See Note 5 for loans pledged to the Federal Reserve Bank at December 31, 2012 and 2011.

Other short-term borrowings were related to Morgan Keegan and included borrowings under certain lines of credit that Morgan Keegan maintained with unaffiliated banks. As of December 31, 2012, there were no other short-term borrowings related to Morgan Keegan outstanding as a result of the sale of Morgan Keegan on April 2, 2012.

CUSTOMER-RELATED BORROWINGS

Repurchase agreements are also offered as commercial banking products as short-term investment opportunities for customers. At the end of each business day, customer balances are swept into the agreement account. In exchange for cash, Regions sells the customer securities with a commitment to repurchase them on the following business day. The repurchase agreements are collateralized to allow for market fluctuations. Securities from Region's Bank's investment portfolio are used as collateral. From the customer's perspective, the investment earns more than a traditional money market instrument. From Regions' standpoint, the repurchase agreements are similar to deposit accounts, although they are not insured by the FDIC or guaranteed by the United States or governmental agencies. Regions Bank does not manage the level of these investments on a daily basis as the transactions are initiated by the customers. The level of these borrowings can fluctuate significantly on a day-to-day basis.

Regions, through Morgan Keegan, maintained two types of liabilities for its brokerage customers that were classified as short-term borrowings since Morgan Keegan paid its customers interest related to these liabilities. The brokerage customer position liability represented liquid funds in the customers' brokerage accounts. The short-sale liability represented traditional obligations to deliver to customers securities at a predetermined date and price. At December 31, 2012 these balances were both zero due to the April 2, 2012 sale of Morgan Keegan. See Note 3 for additional information regarding the sale of Morgan Keegan.

Customer collateral increased to $125 million at December 31, 2012 from $55 million at December 31, 2011. These balances include cash collateral posted by customers related to derivative transactions.

NOTE 12. LONG-TERM BORROWINGS

Long-term borrowings at December 31 consist of the following:

	2012	2011
	(In millions)	
Regions Financial Corporation (Parent):		
6.375% subordinated notes due May 2012	$ —	$ 600
LIBOR floating rate senior notes due June 2012	—	350
4.875% senior notes due April 2013	250	249
7.75% senior notes due November 2014	696	694
5.75% senior notes due June 2015	497	496
7.75% subordinated notes due September 2024	100	100
6.75% subordinated debentures due November 2025	161	162
7.375% subordinated notes due December 2037	300	300
6.625% junior subordinated notes due May 2047	498	498
8.875% junior subordinated notes due June 2048	—	345
Other long-term debt	3	6
Valuation adjustments on hedged long-term debt	62	87
	2,567	3,887
Regions Bank:		
Federal Home Loan Bank advances	1,010	1,914
4.85% subordinated notes due April 2013	499	497
5.20% subordinated notes due April 2015	348	347
7.50% subordinated notes due May 2018	750	750
6.45% subordinated notes due June 2037	497	497
Other long-term debt	174	175
Valuation adjustments on hedged long-term debt	16	43
	3,294	4,223
	$5,861	$8,110

As of December 31, 2012, Regions had seven issuances of subordinated notes totaling $2.7 billion, with stated interest rates ranging from 4.85% to 7.75%. All issuances of these notes are, by definition, subordinated and subject in right of payment of both principal and interest to the prior payment in full of all senior indebtedness of the Company, which is generally defined as all indebtedness and other obligations of the Company to its creditors, except subordinated indebtedness. Payment of the principal of the notes may be accelerated only in the case of certain events involving bankruptcy, insolvency proceedings or reorganization of the Company. In May of 2012, approximately $600 million of subordinated notes matured. The subordinated notes described above qualify as Tier 2 capital under Federal Reserve guidelines. None of the subordinated notes are redeemable prior to maturity.

As of December 31, 2012, Regions had outstanding approximately $498 million of junior subordinated notes ("JSNs") to affiliated trusts, which contemporaneously issued trust preferred securities which Regions guaranteed. During the fourth quarter of 2012, Regions redeemed its 8.875% Junior Subordinated Notes due 2048. The aggregate principal amount of these notes was approximately $345 million.

FHLB advances at December 31, 2012, 2011 and 2010 had a weighted-average interest rate of 1.4%, 1.0% and 1.0%, respectively, with maturities ranging from one to nineteen years. FHLB borrowings are contingent upon the amount of collateral pledged to the FHLB. Regions has pledged certain loans as collateral for the FHLB advances outstanding. See Note 5 for loans pledged to the FHLB at December 31, 2012 and 2011. Additionally, membership in the FHLB requires an institution to hold FHLB stock. See Note 4 for the amount of FHLB stock held at December 31, 2012 and 2011. During 2012, Regions prepaid approximately $902 million of FHLB advances, realizing an immaterial pre-tax loss on early extinguishment. These extinguishments were part of the Company's asset/liability management process. Regions' borrowing availability with the FHLB as of December 31, 2012, based on assets available for collateral at that date, was $6.7 billion.

Regions uses derivative instruments, primarily interest rate swaps, to manage interest rate risk by converting a portion of its fixed-rate debt to a variable-rate. The effective rate adjustments related to these hedges are included in interest expense on long-term borrowings. The weighted-average interest rate on total long-term debt, including the effect of derivative instruments, was 4.7%, 3.3% and 3.2% for the years ended December 31, 2012, 2011 and 2010, respectively. Further discussion of derivative instruments is included in Note 20.

The aggregate amount of contractual maturities of all long-term debt in each of the next five years and thereafter is as follows:

	Year Ended December 31	
	Regions Financial Corporation (Parent)	Regions Bank
	(In millions)	
2013	$ 250	$ 501
2014	696	1,002
2015	497	349
2016	—	2
2017	—	2
Thereafter	1,124	1,438
	$2,567	$3,294

In February 2010, Regions filed a shelf registration statement with the U.S. Securities and Exchange Commission. This shelf registration does not have a capacity limit and can be utilized by Regions to issue various debt and equity securities. The registration statement will expire in February 2013. Regions expects to file a new shelf registration statement prior to the expiration of the current shelf registration statement.

Regions' Bank Note program allows Regions Bank to issue up to $20 billion aggregate principal amount of bank notes outstanding at any one time. No issuances have been made under this program as of December 31, 2012. Notes issued under the program may be senior notes with maturities from 30 days to 15 years and subordinated notes with maturities from 5 years to 30 years. These notes are not deposits and they are not insured or guaranteed by the FDIC.

Regions may, from time to time, consider opportunistically retiring outstanding issued securities, including subordinated debt, trust preferred securities and preferred shares in privately negotiated or open market transactions for cash or common shares.

NOTE 13. REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

Regions and Regions Bank are required to comply with regulatory capital requirements established by Federal banking agencies. These regulatory capital requirements involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items, and also qualitative judgments by the regulators. Failure to meet minimum capital requirements can subject the Company to a series of increasingly restrictive regulatory actions. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure.

The risk-based capital requirements are designed to make regulatory capital requirements more sensitive to differences in credit and market risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and interest rate risk, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with specified risk-weighting factors. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Banking organizations that are considered to have excessive interest rate risk exposure are required to maintain higher levels of capital.

The minimum standard for the ratio of total capital to risk-weighted assets is 8 percent. At least 50 percent of that capital level (which equates to a 4 percent minimum) must consist of common equity, undivided profits and non-cumulative perpetual preferred stock, senior perpetual preferred stock issued to the U.S. Treasury under the Capital Purchase Program, minority interests relating to qualifying common or noncumulative perpetual preferred stock issued by a consolidated U.S. depository institution or foreign bank subsidiary, less goodwill, disallowed deferred tax assets and certain other intangibles ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of a limited amount of other preferred stock, mandatorily convertible securities, subordinated debt, and a limited amount of the allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital" or total capital. However, under the Collins Amendment that was passed as a section of the Dodd-Frank Act, trust preferred securities will be eliminated as an element of Tier 1 capital. This disallowance of trust preferred securities will be phased in from January 1, 2013 to January 1, 2016. During the fourth quarter of 2012, Regions redeemed its 8.875% Junior Subordinated Notes due 2048, which caused redemption of the related trust preferred securities. The aggregate principal amount of the notes was approximately $345 million. As of December 31, 2012, Regions had $501 million of trust preferred securities that are subject to the Collins Amendment and $482 million of preferred securities that are exempt from the Collins Amendment. As discussed in Note 14 "Stockholders' Equity and Accumulated Other Comprehensive Income (Loss)", on April 4, 2012, $3.5 billion of Series A preferred shares issued to the U.S. Treasury were repurchased.

The minimum guidelines to be considered well capitalized for Total capital and Tier 1 capital are 10 percent and 6 percent, respectively. As of December 31, 2012 and 2011, Regions and its significant subsidiaries are well capitalized under the regulatory framework.

The Company believes that no changes in conditions or events have occurred since December 31, 2012, which would result in changes that would cause Regions or Regions Bank to fall below the well capitalized level.

The banking regulatory agencies also have adopted regulations that supplement the risk-based guidelines to include a minimum ratio of 3 percent of Tier 1 capital to average assets less goodwill and disallowed deferred tax assets (the "Leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a Leverage ratio of 1 percent to 2 percent above the minimum 3 percent level.

The following tables summarize the applicable holding company and bank regulatory capital requirements. Regions' capital ratios at December 31, 2012 and 2011 exceeded all regulatory requirements.

	December 31, 2012		Minimum	To Be Well
	Amount	Ratio	Requirement	Capitalized
	(Dollars in millions)			
Tier 1 capital:				
Regions Financial Corporation	$11,134	12.00%	4.00%	6.00%
Regions Bank	12,246	13.25	4.00	6.00
Total capital:				
Regions Financial Corporation	$14,272	15.38%	8.00%	10.00%
Regions Bank	14,818	16.04	8.00	10.00
Leverage(1):				
Regions Financial Corporation	$11,134	9.65%	3.00%	5.00%
Regions Bank	12,246	10.65	3.00	5.00

(1) The Leverage ratio requires an additional 100 to 200 basis-point cushion, in certain circumstances, of adjusted quarterly average assets.

	December 31, 2011		Minimum	To Be Well
	Amount	Ratio	Requirement	Capitalized
	(Dollars in millions)			
Tier 1 capital:				
Regions Financial Corporation	$12,139	13.28%	4.00%	6.00%
Regions Bank	11,623	12.86	4.00	6.00
Total capital:				
Regions Financial Corporation	$15,538	16.99%	8.00%	10.00%
Regions Bank	14,447	15.98	8.00	10.00
Leverage(1):				
Regions Financial Corporation	$12,139	9.91%	3.00%	5.00%
Regions Bank	11,623	9.76	3.00	5.00

(1) The Leverage ratio requires an additional 100 to 200 basis-point cushion, in certain circumstances, of adjusted quarterly average assets.

Substantially all net assets are owned by subsidiaries. The primary source of operating cash available to Regions is provided by dividends from subsidiaries. Statutory limits are placed on the amount of dividends the subsidiary bank can pay without prior regulatory approval. In addition, regulatory authorities require the maintenance of minimum capital-to-asset ratios at banking subsidiaries. Under the Federal Reserve's Regulation H, Regions Bank may not, without approval of the Federal Reserve, declare or pay a dividend to Regions if the total of all dividends declared in a calendar year exceeds the total of (a) Regions Bank's net income for that year and (b) its retained net income for the preceding two calendar years, less any required transfers to additional paid-in capital or to a fund for the retirement of preferred stock. Under Alabama law, Regions Bank may not pay a dividend to Regions in excess of 90 percent of its net earnings until the bank's surplus is equal to at least 20 percent of capital. Regions Bank is also required by Alabama law to seek the approval of the Alabama Superintendent of Banking prior to the payment of dividends if the total of all dividends declared by Regions Bank in any calendar year will exceed the total of (a) Regions Bank's net earnings for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. The statute defines net earnings as "the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal, state and local taxes." Regions Bank cannot, without approval from the Federal Reserve and the Alabama Superintendent of Banking, declare or pay a dividend to Regions unless Regions Bank is able to satisfy the criteria discussed in the preceding sentences. In addition to dividend restrictions, Federal statutes also prohibit unsecured loans from banking subsidiaries to the parent company.

In addition, Regions must adhere to various U.S. Department of Housing and Urban Development ("HUD") regulatory guidelines including required minimum capital to maintain their Federal Housing Administration approved status. Failure to comply with the HUD guidelines could result in withdrawal of this certification. As of December 31, 2012, Regions was in compliance with HUD guidelines. Regions is also subject to various capital requirements by secondary market investors.

NOTE 14. STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

On March 19, 2012, the Company issued 153 million shares of common stock at $5.90 per share, generating proceeds of approximately $875 million, net of issuance costs.

On November 1, 2012, Regions issued 20 million depositary shares each representing a 1/40th ownership interest in a share of the Company's 6.375% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred stock"), with a liquidation preference of $1,000 per share of Series A Preferred Stock (equivalent to $25 per depositary share). The issuance generated proceeds of approximately $486 million, net of issuance costs. The Board of Directors declared $4 million in cash dividends on this Series A Preferred Stock for 2012. Due to the Company being in a retained deficit position, the preferred dividends are recorded as a reduction of preferred stock, including related surplus.

On November 14, 2008, Regions completed the sale of 3.5 million shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, to the U.S. Treasury as part of the Capital Purchase Program ("CPP"). Under this agreement, Regions was required to pay the U.S. Treasury on a quarterly basis a 5 percent dividend, or $175 million annually, for each of the first five years of the investment, and 9 percent thereafter until redemption. As part of its purchase of the preferred securities, the U.S. Treasury also received a warrant to purchase 48.3 million shares of Regions' common stock at an exercise price of $10.88 per share, subject to anti-dilution and other adjustments. Regions received $3.5 billion from issuance of the Series A preferred shares and the warrant; the warrant was recorded in additional paid-in capital. The fair value allocation of the $3.5 billion between the preferred shares and the warrant resulted in $3.304 billion allocated to the preferred shares and $196 million allocated to the warrant. On April 4, 2012, Regions repurchased all 3.5 million shares of the Series A preferred stock issued to the U.S. Treasury Department under the CPP. Therefore, during the second quarter of 2012, Regions derecognized the carrying value of the Series A shares in the amount of approximately $3.4 billion and recorded approximately $71 million of amortization related to the remaining unaccreted discount, which reduced net income available to common shareholders. The total reduction to shareholders' equity was $3.5 billion. In early May of 2012, Regions repurchased the warrant from the U.S. Treasury Department for $45 million. The transaction reduced additional paid-in capital within stockholders' equity by $45 million. The warrant repurchase did not impact results of operations. Accrued dividends on the Series A preferred shares reduced retained earnings by $44 million in 2012 and by $175 million in both 2011 and 2010. The unamortized discount on the preferred shares was zero and $81 million at December 31, 2012 and 2011, respectively. Discount accretion on the preferred shares reduced retained earnings by $10 million during 2012, $39 million in 2011 and $37 million in 2010. Both the preferred securities and the warrant were accounted for as components of Regions' regulatory Tier 1 capital.

On May 20, 2009, the Company issued 287,500 shares of mandatorily convertible preferred stock, Series B ("Series B shares"), generating net proceeds of approximately $278 million. Accrued dividends on the Series B shares reduced retained earnings $12 million during 2010. In November 2009, a single investor converted approximately 20,000 Series B shares to common shares as allowed under the original transaction documents. On June 18, 2010, as allowed by the terms of the Series B shares, Regions initiated an early conversion of all of the remaining outstanding Series B shares. Dividends accrued and unpaid at the conversion date were settled through issuance of common shares in accordance with the original document. Approximately 63 million common shares were issued in the conversion and dividend settlement.

At December 31, 2012, there were approximately 38,392,000 shares reserved for issuance under stock compensation plans. Stock options outstanding represent approximately 38,258,000 shares and approximately 134,000 shares are reserved for issuance under deferred compensation plans.

At December 31, 2012, Regions had 23 million common shares available for repurchase through open market transactions under an existing share repurchase authorization. There were no treasury stock purchases through open market transactions during 2012 or 2011.

The Board of Directors declared a $0.04 annual cash dividend on its common stock for 2012, 2011 and 2010. During the fourth quarter of 2012, the Company determined that cash dividends related to common stock should reduce the additional paid-in capital component of stockholders' equity rather than retained earnings while in a retained deficit position. This error resulted in a reclassification of common stock cash dividends between additional paid-in capital and retained earnings (deficit). Management has determined that the effect of this item is immaterial to prior reporting periods affected. The Company did reclassify all prior year amounts presented to conform to the current period classification. The cumulative amount of the reclassification was $246 million, of which $105 million related to periods prior to 2010. The reclassification had no impact on total stockholders' equity, regulatory capital or regulatory capital ratios.

Activity within the balances in accumulated other comprehensive income (loss) is shown in the following tables for the years ended December 31 as follows:

	2012			
	Unrealized gains on securities available for sale	Unrealized gains on derivative instruments designated as cash flow hedges	Defined benefit pension plans and other post employment benefits	Accumulated other comprehensive income (loss), net of tax
	(In millions)			
Beginning of period	$322	$84	$(475)	$(69)
Net change	114	9	11	134
End of period	$436	$93	$(464)	$ 65

	2011			
	Unrealized gains on securities available for sale	Unrealized gains on derivative instruments designated as cash flow hedges	Defined benefit pension plans and other post employment benefits	Accumulated other comprehensive income (loss), net of tax
	(In millions)			
Beginning of period	$ 78	$(10)	$(328)	$(260)
Net change	244	94	(147)	191
End of period	$322	$ 84	$(475)	$ (69)

	2010			
	Unrealized gains on securities available for sale	Unrealized gains on derivative instruments designated as cash flow hedges	Defined benefit pension plans and other post employment benefits	Accumulated other comprehensive income (loss), net of tax
	(In millions)			
Beginning of period	$ 272	$ 156	$(298)	$ 130
Net change	(194)	(166)	(30)	(390)
End of period	$ 78	$ (10)	$(328)	$(260)

NOTE 15. EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic earnings (loss) per common share and diluted earnings (loss) per common share for the years ended December 31:

	2012	2011	2010
	(In millions, except per share amounts)		
Numerator:			
Income (loss) from continuing operations	$1,179	$ 189	$ (468)
Preferred stock dividends and accretion	(129)	(214)	(224)
Income (loss) from continuing operations available to common shareholders	1,050	(25)	(692)
Loss from discontinued operations, net of tax	(59)	(404)	(71)
Net income (loss) available to common shareholders	$ 991	$ (429)	$ (763)
Denominator:			
Weighted-average common shares outstanding—basic	1,381	1,258	1,227
Potential common shares	6	—	—
Weighted-average common shares outstanding—diluted	1,387	1,258	1,227
Earnings (loss) per common share from continuing operations(1):			
Basic	$ 0.76	$ (0.02)	$ (0.56)
Diluted	0.76	(0.02)	(0.56)
Loss per common share from discontinued operations(1):			
Basic	(0.04)	(0.32)	(0.06)
Diluted	(0.04)	(0.32)	(0.06)
Earnings (loss) per common share(1):			
Basic	0.72	(0.34)	(0.62)
Diluted	0.71	(0.34)	(0.62)

(1) Certain per share amounts may not appear to reconcile due to rounding.

In 2012, diluted earnings per common share from continuing operations is calculated using a denominator of 1,387 million shares, which includes 6 million potential common shares. Basic and diluted weighted-average common shares outstanding for earnings per common share from continuing operations and in total are the same for 2011 and 2010 due to the Company experiencing net losses. For earnings per common share from discontinued operations, basic and diluted weighted-average common shares outstanding are the same for all periods presented due to the Company experiencing net losses.

The effect from the assumed exercise of 36 million stock options for the year ended December 31, 2012, was not included in the above computations of diluted earnings per common share because such amounts would have had an antidilutive effect on earnings per common share.

As discussed in Note 14, approximately 63 million common shares were issued in June of 2010 in connection with the conversion of the remaining Series B mandatorily convertible preferred shares, which were originally issued in May 2009. Under applicable accounting literature, such shares should be included in the denominator in arriving at diluted earnings per share as if they were issued at the beginning of the reporting period or as of the date issued, if later. Prior to conversion, these shares were not included in the computation above as such amounts would have had an antidilutive effect on earnings (loss) per common share.

NOTE 16. SHARE-BASED PAYMENTS

Regions has long-term incentive compensation plans that permit the granting of incentive awards in the form of stock options, restricted stock, restricted stock awards and units, performance awards and/or stock appreciation rights. While Regions has the ability to issue stock appreciation rights, none have been issued to date. The terms of all awards issued under these plans are determined by the Compensation Committee of the Board of Directors; however, no awards may be granted after the tenth anniversary from the date the plans were initially approved by shareholders. Incentive awards usually vest based on employee service, generally within three years from the date of the grant. The contractual lives of options granted under these plans range from seven to ten years from the date of the grant.

On May 13, 2010, the shareholders of the Company approved the Regions Financial Corporation 2010 Long-Term Incentive Plan ("2010 LTIP"), which permits the Company to grant to employees and directors various forms of incentive compensation. These forms of incentive compensation are similar to the types of compensation approved in prior plans. The 2010 LTIP authorizes 100 million common share equivalents available for grant, where grants of options count as one share equivalent and grants of full value awards (e.g., shares of restricted stock, restricted stock units and performance stock units) count as 2.25 share equivalents. Unless otherwise determined by the Compensation Committee of the Board of Directors, grants of restricted stock, restricted stock units and performance stock units accrue dividends as they are declared by the Board of Directors, and the dividends are paid upon vesting of the award. The 2010 LTIP closed all prior long-term incentive plans to new grants, and accordingly, prospective grants must be made under the 2010 LTIP or a successor plan. All existing grants under prior long-term incentive plans were unaffected by this amendment. The number of remaining share equivalents available for future issuance under the 2010 LTIP was approximately 66 million at December 31, 2012.

Grants of performance-based restricted stock typically have a one to three-year performance period, and shares vest within three years after the grant date. Restricted stock units have a vesting period of three to five years. Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of Regions' common stock at the date the options are granted; however, under prior stock option plans, non-qualified options could be granted with a lower exercise price than the fair market value of Regions' common stock on the date of grant. The contractual life of options granted under these plans ranges from seven to ten years from the date of grant. Regions issues new shares from authorized reserves upon exercise. Grantees of restricted stock awards or units must either remain employed with the Company for certain periods from the date of grant in order for shares to be released or issued or retire after meeting the standards of a retiree, at which time shares would be prorated and released.

The following table summarizes the elements of compensation cost recognized in the consolidated statements of operations for the years ended December 31:

	2012	2011	2010
		(In millions)	
Compensation cost of share-based compensation awards:			
Restricted stock awards	$ 23	$10	$ 10
Stock options	7	9	13
Cash-settled restricted stock units	3	3	7
Tax benefits related to compensation cost	(12)	(8)	(11)
Compensation cost of share-based compensation awards, net of tax	$ 21	$14	$ 19

Note: The table above includes compensation cost of share-based compensation awards from discontinued operations of approximately zero, $1 million, and $1 million, net of tax, for years 2012, 2011, and 2010, respectively (see Note 3 to the consolidated financial statements).

STOCK OPTIONS

No stock option grants were made during 2012. In 2011 and 2010, Regions made stock option grants that vest based upon a service condition. The fair value of these stock options was estimated on the date of the grant using a Black-Scholes option pricing model and related assumptions. The stock options vest ratably over a three-year term. During 2009, Regions made stock option grants from prior long-term incentive plans that vest based upon a service condition and a market condition in addition to awards that were similar to prior grants. The fair value of these stock options was estimated on the date of the grant using a Monte-Carlo simulation method. The simulation generates a defined number of stock price paths in order to develop a reasonable estimate of the range of future expected stock prices and minimize standard error.

The following table summarizes the weighted-average assumptions used and the weighted-average estimated fair values related to stock options granted during the years ended December 31:

	2011	2010
Expected option life	5.8 yrs.	5.8 yrs.
Expected volatility	75.5%	74.0%
Expected dividend yield	2.3%	2.2%
Risk-free interest rate	2.0%	2.2%
Fair value	$3.66	$3.86

Refer to Note 1 for a discussion of the methodologies used to derive the underlying assumptions used in the Black-Scholes option pricing model. The expected volatility increased in 2011 based upon increases in the historical volatility of Regions' stock price, offset slightly by reductions in the implied volatility measurements from traded options on the Company's stock, when comparing to the prior year.

The following table summarizes the activity for 2012, 2011 and 2010 related to stock options:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value (In Millions)	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2009	52,968,560	$26.34	$ 8	5.04 yrs.
Granted	7,173,667	7.00		
Exercised	(137,736)	3.29		
Canceled/Forfeited	(5,004,865)	20.66		
Outstanding at December 31, 2010	54,999,626	$24.41	$11	4.76 yrs.
Granted	1,451,200	6.59		
Exercised	(18,442)	3.29		
Canceled/Forfeited	(10,081,035)	25.30		
Outstanding at December 31, 2011	46,351,349	$23.62	$ 3	4.55 yrs.
Granted	—	—		
Exercised	(338,182)	4.07		
Canceled/Forfeited	(7,754,963)	27.06		
Outstanding at December 31, 2012	38,258,204	$23.09	$11	3.99 yrs.
Exercisable at December 31, 2012	35,279,710	$24.46	$11	3.68 yrs.

For the years ended December 31, 2012, 2011, and 2010, the total intrinsic value of options exercised was immaterial.

RESTRICTED STOCK AWARDS AND PERFORMANCE STOCK AWARDS

During 2012, 2011 and 2010, Regions made restricted stock grants that vest based upon a service condition. During 2012, the Company also made restricted stock unit and performance stock unit grants; restricted stock units vest based upon a service condition and performance stock units vest based upon service and performance conditions. Dividend payments during the vesting period are deferred to the end of the vesting term. The fair value of these restricted shares, restricted stock units, and performance stock units was estimated based upon the fair value of the underlying shares on the date of the grant. The valuation was not adjusted for the deferral of dividends.

Activity related to restricted stock awards and performance stock awards for 2012, 2011 and 2010 is summarized as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2009	5,964,594	$17.15
Granted	1,166,968	6.96
Vested	(936,412)	34.00
Forfeited	(1,264,706)	15.97
Non-vested at December 31, 2010	4,930,444	$12.13
Granted	2,705,834	6.66
Vested	(1,206,373)	23.36
Forfeited	(149,545)	12.93
Non-vested at December 31, 2011	6,280,360	$ 7.60
Granted	8,461,987	5.86
Vested	(2,047,900)	10.12
Forfeited	(749,268)	4.22
Non-vested at December 31, 2012	11,945,179	$ 6.15

As of December 31, 2012, the pre-tax amount of non-vested stock options, restricted stock, restricted stock units and performance stock units not yet recognized was $39 million, which will be recognized over a weighted-average period of 1.4 years. No share-based compensation costs were capitalized during the years ended December 31, 2012, 2011 and 2010.

Regions issued approximately 259 thousand, 867 thousand, and 799 thousand of cash-settled restricted stock units during 2012, 2011, and 2010, respectively.

NOTE 17. EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Regions has a defined-benefit pension plan (the "pension plan") covering only certain employees as the pension plan is closed to new entrants. Benefits under the pension plan are based on years of service and the employee's highest five years of compensation during the last ten years of employment. Regions' funding policy is to contribute annually at least the amount required by Internal Revenue Service minimum funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company also sponsors a supplemental executive retirement program (the "SERP"), which is a non-qualified plan that provides certain senior executive officers defined benefits in relation to their compensation. Regions also sponsors defined-benefit postretirement health care plans that cover certain retired employees. For these certain employees retiring before normal retirement age, the Company currently pays a portion of the costs of certain health care benefits until the retired employee becomes eligible for

Medicare. Certain retirees, participating in plans of acquired entities, are offered a Medicare supplemental benefit. The plan is contributory and contains other cost-sharing features such as deductibles and co-payments. Retiree health care benefits, as well as similar benefits for active employees, are provided through a self-insured program in which Company and retiree costs are based on the amount of benefits paid. The Company's policy is to fund the Company's share of the cost of health care benefits in amounts determined at the discretion of management. Postretirement life insurance is also provided to a grandfathered group of employees and retirees. Actuarially determined pension expense is charged to current operations using the projected unit credit method. All defined-benefit plans are referred to as "the plans" throughout the remainder of this footnote.

The following table sets forth the plans' change in benefit obligation, plan assets and the funded status of the pension and other postretirement benefits plans, using a December 31 measurement date, and amounts recognized in the consolidated balance sheets at December 31:

	Pension		Other Postretirement Benefits	
	2012	2011	2012	2011
	(In millions)			
Change in benefit obligation				
Projected benefit obligation, beginning of period	$1,986	$1,725	$ 30	$ 31
Service cost	40	36	—	—
Interest cost	90	91	2	1
Actuarial losses (gains)	135	216	—	—
Benefit payments	(81)	(80)	(3)	(2)
Administrative expenses	(3)	(2)	—	—
Projected benefit obligation, end of period	$2,167	$1,986	$ 29	$ 30
Change in plan assets				
Fair value of plan assets, beginning of period	$1,494	$1,509	$ 4	$ 4
Actual return on plan assets	191	58	—	—
Company contributions	148	9	2	2
Benefit payments	(81)	(80)	(3)	(2)
Administrative expenses	(3)	(2)	—	—
Fair value of plan assets, end of period	$1,749	$1,494	$ 3	$ 4
Funded status and accrued benefit cost at measurement date	$ (418)	$ (492)	$(26)	$(26)
Amount recognized in the Consolidated Balance Sheets:				
Other liabilities	$ (418)	$ (492)	$(26)	$(26)
Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss:				
Net actuarial loss (gain)	$ 755	$ 767	$ (5)	$ (5)
Prior service cost (credit)	3	5	(4)	(7)
	$ 758	$ 772	$ (9)	$(12)

The accumulated benefit obligation for all defined-benefit plans was $2.1 billion and $1.9 billion as of December 31, 2012 and 2011, respectively, which exceeded all corresponding plan assets as of December 31, 2012 and 2011. Net periodic pension cost included the following components for the year ended December 31:

	Pension		
	2012	2011	2010
	(In millions)		
Service cost	$ 40	$ 36	$ 36
Interest cost	90	91	93
Expected return on plan assets	(115)	(121)	(107)
Amortization of actuarial loss	71	45	44
Amortization of prior service cost	1	1	1
Settlement charge	—	—	3
Net periodic benefit cost	$ 87	$ 52	$ 70

There was no material impact from other postretirement benefits on the consolidated statements of operations for December 31, 2012, 2011 and 2010.

The estimated amounts that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 are as follows:

	Pension	Other Postretirement Benefits
	(In millions)	
Actuarial loss	$66	$—
Prior service cost (credit)	1	(1)
	$67	$ (1)

The weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	Pension		Other Postretirement Benefits	
	2012	2011	2012	2011
Discount rate	4.21%	4.58%	3.60%	4.25%
Rate of annual compensation increase	3.75	3.75	N/A	N/A

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	Pension			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Discount rate	4.58%	5.41%	6.02%	4.25%	4.90%	5.35%
Expected long-term rate of return on plan assets	7.75	8.25	8.25	4.00	4.00	5.00
Rate of annual compensation increase	3.75	3.76	5.00	N/A	N/A	N/A

The expected long-term rate of return on plan assets is based on an estimated reasonable range of probable returns. Management chose a point within the range based on the probability of achievement combined with incremental returns attributable to active management.

The assumed health care cost trend rate for postretirement medical benefits was 6.8 percent for 2012 and is assumed to decrease gradually to 4.5 percent by 2027 and remain at that level thereafter. A one-percentage point change in assumed health care cost trend rates would have an immaterial effect on total service cost and interest cost components as well as the related postretirement obligations.

The pension plan's investment strategy is continuing to shift from focusing on maximizing asset returns to minimizing funding ratio volatility, with an increase to the allocation to bonds. The target asset allocation is 46 percent equities, 32 percent fixed income securities and 22 percent in all other types of investments. Equity securities include investments in large and small/mid cap companies primarily located in the United States as well as investments in international equities. Fixed income securities include investments in corporate and government bonds, asset-backed securities and any other fixed income investments as allowed by respective prospectuses and other offering documents. Other types of investments may include hedge funds, real estate funds, and private equity funds that follow several different strategies. Plan assets are highly diversified with respect to asset class, security and manager. Investment risk is controlled with plan assets rebalancing to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

The Regions' pension plan has a portion of its investments in Regions' common stock. At December 31, 2012, the number of shares held by the plan was 2,855,618, which represents approximately one percent of the plan assets for a total market value of approximately $20 million.

The following table presents the fair value of Regions' defined-benefit pension plans' and other postretirement plans' financial assets as of December 31:

	2012				2011			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
	(In millions)							
Cash and cash equivalents(1)	$ 34	$—	$—	$ 34	$ 30	$—	$—	$ 30
Fixed income securities:								
U.S. Treasury and federal agency securities	—	130	—	130	—	116	—	116
Mortgage-backed securities	—	8	—	8	—	11	—	11
Collateralized mortgage obligations	—	3	—	3	—	11	—	11
Obligations of states and political subdivisions	—	1	—	1	—	1	—	1
Corporate bonds	—	167	—	167	—	158	—	158
Total fixed income securities	$—	$309	$—	$ 309	$—	$297	$—	$ 297
Equity securities:								
Domestic	253	—	—	253	211	—	—	211
International	5	—	—	5	3	—	—	3
Total common stock	$258	$—	$—	$ 258	$214	$—	$—	$ 214
Mutual funds:								
Domestic	347	—	—	347	309	—	—	309
International	1	—	—	1	1	—	—	1
Total mutual funds	$348	$—	$—	$ 348	$310	$—	$—	$ 310
Collective investment trust funds:								
Fixed income fund	—	221	—	221	—	210	—	210
Common stock fund	—	40	—	40	—	31	—	31
International fund	—	208	—	208	—	120	—	120
	$—	469	—	$ 469	$—	361	—	$ 361
International hedge funds	$—	$ 84	$—	$ 84	$—	$ 73	$—	$ 73
Real estate funds	$—	$—	$203	$ 203	$—	$—	$186	$ 186
Private equity funds	$—	$—	$ 46	$ 46	$—	$—	$ 26	$ 26
Other assets	$—	$—	$ 1	$ 1	$—	$—	$ 1	$ 1
	$640	$862	$250	$1,752	$554	$731	$213	$1,498

(1) This amount includes financial assets related to other postretirement plans of approximately $3 million and $4 million at December 31, 2012 and 2011, respectively.

For all investments, the Plan attempts to use quoted market prices of identical assets on active exchanges, or Level 1 measurements. Where such quoted market prices are not available, the Plan typically employs quoted market prices of similar instruments (including matrix pricing) and/or discounted cash flows to estimate a value of these securities, or Level 2 measurements. Level 2 discounted cash flow analyses are typically based on market interest rates, prepayment speeds and/or option adjusted spreads. Level 3 measurements include discounted cash flow analyses based on assumptions that are not readily observable in the market place. Such assumptions include projections of future cash flows, including loss assumptions, and discount rates.

Investments held in the retirement plan consist of cash and cash equivalents, fixed income securities (U.S. Treasury, federal agency securities, mortgage-backed securities, collateralized mortgage obligations, obligations of states and political subdivisions and corporate bonds), equity securities (primarily common stock and mutual funds), collective trust funds, hedge funds, real estate funds, private equity and other assets and are recorded at fair value on a recurring basis. See Note 1 for a description of valuation methodologies related to U.S. Treasuries, federal agency securities, mortgage-backed securities, obligations of states and political subdivisions and equity securities. The methodology described in Note 1 for other debt securities is applicable to corporate bonds.

Mutual funds are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements. Collective trust funds, international hedge funds, real estate funds, private equity funds and other assets are valued based on net asset value or the valuation of the limited partner's portion of the equity of the fund. Third party fund managers provide these valuations based primarily on estimated valuations of underlying investments. These funds are included in either Level 2 or Level 3, based on the nature of the underlying investments and on redemption restrictions.

The following table illustrates a rollforward for pension plan financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31 (the other postretirement plan had no Level 3 financial assets):

Fair Value Measurements Using Significant Unobservable Inputs Year Ended December 31, 2012 (Level 3 measurements only)

	Real estate funds	Private equity funds	Other assets
		(In millions)	
Beginning balance, January 1, 2012	$186	$26	$ 1
Actual return on plan assets:			
Net appreciation (depreciation) in fair value of investments	15	(2)	—
Purchases, sales, issuances, and settlements, net	2	22	—
Ending balance, December 31, 2012	$203	$46	$ 1
The amount of total gains (losses) for the period attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2012:	$ 15	$ (2)	$—

Fair Value Measurements Using Significant Unobservable Inputs Year Ended December 31, 2011 (Level 3 measurements only)

	Real estate funds	Private equity funds	Other assets
		(In millions)	
Beginning balance, January 1, 2011	$102	$ 9	$ 1
Actual return on plan assets:			
Net appreciation (depreciation) in fair value of investments	19	—	—
Purchases, sales, issuances, and settlements, net	65	17	—
Ending balance, December 31, 2011	$186	$ 26	$ 1
The amount of total gains (losses) for the period attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2011:	$ 19	$—	$—

Information about the expected cash flows for the pension plan and other postretirement benefits plans is as follows:

	Pension	Other Postretirement Benefits
	(In millions)	
Expected Employer Contributions:		
2013	$ 11	$ 2
Expected Benefit Payments:		
2013	$ 91	$ 3
2014	99	3
2015	95	2
2016	99	2
2017	118	2
2018-2022	589	10

OTHER PLANS

Regions has a defined-contribution 401(k) plan that includes a Company match of eligible employee contributions. Eligible employees include those who have been employed for one year and have worked a minimum of 1,000 hours. During 2012, Regions began providing an automatic 2 percent cash 401(k) contribution to eligible employees regardless of whether or not they were contributing to the 401(k) plan. To receive this contribution, employees must not be actively accruing a benefit in the Regions' pension plan and must be employed at the end of year. Eligible employees who are already contributing to the 401(k) plan will continue to receive up to a 4 percent Company match plus the new automatic 2 percent cash contribution. During 2011 and 2010, the match totaled 100 percent of the eligible employee pre-tax contribution (up to 6 percent of compensation). The Company match is initially invested in Regions common stock. Regions' match to the 401(k) plan on behalf of employees totaled $29 million, $42 million and $40 million in 2012, 2011 and 2010, respectively. Regions' 2 percent cash contribution for 2012 was approximately $12 million. Regions' 401(k) plan held 36 million and 34 million shares of Regions common stock at December 31, 2012 and 2011, respectively. The 401(k) plan received $1 million in dividends on Regions common stock for each of the years ended December 31, 2012, 2011 and 2010.

NOTE 18. OTHER NON-INTEREST INCOME AND EXPENSE

The following is a detail of other non-interest income from continuing operations for the years ended December 31:

	2012	2011	2010
	(In millions)		
Insurance commissions and fees	$109	$106	$104
Bank-owned life insurance	81	83	88
Commercial credit fee income	68	80	76
Net loss from affordable housing	(49)	(69)	(72)
Credit card / bank card income	85	65	31
Other miscellaneous income	91	107	104
	$385	$372	$331

The following is a detail of other non-interest expense from continuing operations for the years ended December 31:

	2012	2011	2010
	(In millions)		
Professional and legal expenses	$ 114	$ 175	$ 170
Amortization of core deposit intangible	83	95	107
Other real estate owned expense	52	162	209
Credit/checkcard expenses	64	50	41
Deposit administrative fee	162	217	220
Loss on early extinguishment of debt	11	—	108
Branch consolidation and property and equipment charges	—	75	—
(Gain)/loss on loans held for sale, net	(61)	1	32
Marketing	87	62	66
Outside services	82	62	52
Other miscellaneous expenses	526	443	451
	$1,120	$1,342	$1,456

NOTE 19. INCOME TAXES

The components of income tax expense (benefit) from continuing operations for the years ended December 31 were as follows:

	2012	2011	2010
	(In millions)		
Current income tax expense (benefit):			
Federal	$ (20)	$ 2	$(183)
State	16	1	2
Total current expense (benefit)	$ (4)	$ 3	$(181)
Deferred income tax expense (benefit):			
Federal	$383	$ 1	$(123)
State	103	(32)	(72)
Total deferred expense (benefit)	$486	$(31)	$(195)
Total income tax expense (benefit)	$482	$(28)	$(376)

Note: The table above does not include income tax expense (benefit) from discontinued operations of $(40) million, $(4) million and $30 million in 2012, 2011 and 2010, respectively. The deferred income tax expense (benefit) reflected in discontinued operations was $(52) million, $8 million and $(15) million in 2012, 2011 and 2010, respectively.

Income tax expense (benefit) does not reflect the tax effects of unrealized gains and losses on securities available for sale, unrealized gains and losses on derivative instruments and the net change from defined benefit plans. Refer to Note 14 for additional information on stockholders' equity and accumulated other comprehensive income (loss).

The income tax effects resulting from stock transactions under the Company's compensation plans were a decrease to stockholders' equity of $6 million, $7 million and $11 million in 2012, 2011 and 2010, respectively.

Income taxes from continuing operations for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 35 percent for the years ended December 31, as shown in the following table:

	2012	2011	2010
	(Dollars in millions)		
Tax on income (loss) from continuing operations computed at statutory federal income tax rate	$ 582	$ 56	$(295)
Increase (decrease) in taxes resulting from:			
State income tax, net of federal tax effect	77	(20)	(46)
Affordable housing credits and other credits	(108)	(107)	(102)
Federal audit settlement	(61)	—	—
Bank-owned life insurance	(32)	(34)	(33)
Tax-exempt income from obligations of states and political subdivisions	(29)	(21)	(21)
Lease financing	24	24	74
Regulatory charge	—	(17)	26
Goodwill impairment	—	89	—
Other, net	29	2	21
Income tax expense (benefit)	$ 482	$ (28)	$(376)
Effective tax rate	29.0%	(17.4)%	44.5%

Note: The table above relates to income taxes from continuing operations. In 2011, a regulatory settlement was finalized and a portion was determined to be deductible for income tax purposes. This settlement resulted in a $27 million income tax benefit to discontinued operations. In addition, the $492 million goodwill impairment reflected in 2011 discontinued operations resulted in a $14 million income tax benefit. The 2010 regulatory charge of $125 million reflected in discontinued operations was considered to be non-deductible at the time of the accrual.

Significant components of the Company's net deferred tax asset at December 31 are listed below:

	2012	2011
	(In millions)	
Deferred tax assets:		
Allowance for loan losses	$ 757	$1,069
Accrued expenses	219	110
Net operating loss carryfowards, if applicable, net of federal tax effect	187	195
Federal tax credit carryforwards	177	260
Employee benefits and deferred compensation	64	115
Unrealized gains and losses included in stockholders' equity	—	46
Other	115	154
Total deferred tax assets	1,519	1,949
Less: valuation allowance	(70)	(32)
Total deferred tax assets less valuation allowance	1,449	1,917
Deferred tax liabilities:		
Lease financing	344	315
Goodwill and intangibles	191	200
Mortgage servicing rights	62	54
Unrealized gains and losses included in stockholders' equity	37	—
Fixed assets	17	25
Other	35	37
Total deferred tax liabilities	686	631
Net deferred tax asset	$ 763	$1,286

The following table provides details of the Company's tax carryforwards at December 31, 2012, including the expiration dates, any related valuation allowance and the amount of taxable earnings necessary to fully realize each net deferred tax asset balance:

	Expiration Dates	Deferred Tax Asset Balance	Valuation Allowance	Net Deferred Tax Asset Balance	Pre-Tax Earnings Necessary to Realize (1)
			(In millions)		
General business credits-federal	2030-2032	$167	$—	$167	$ N/A
Alternate minimum tax credits-federal	None(2)	10	—	10	N/A
Net operating losses-states	2013-2017	48	(24)	24	581
Net operating losses-states	2018-2024	69	(27)	42	1,055
Net operating losses-states	2025-2032	70	(14)	56	1,513
Other credits-states	2013-2017	7	(5)	2	N/A

(1) N/A indicates that credits are not measured on a pre-tax basis.
(2) Alternative minimum tax credits can be carried forward indefinitely.

Of the $763 million net deferred tax asset, $301 million relates to net operating losses and tax carryforwards of which $68 million expires before 2025 (as detailed in the table above). The remaining $462 million of net deferred tax assets do not have a set expiration date at December 31, 2012.

The Company's determination of the realization of the net deferred tax asset is based on its assessment of all available positive and negative evidence. At December 31, 2012, the Company is no longer in a three-year cumulative loss position and therefore, does not have this negative evidence to consider in assessing the realization of its net deferred tax asset. Additional positive evidence supporting the realization of the deferred tax assets at December 31, 2012 includes the reversal of taxable temporary differences that will offset approximately $812 million of the gross deferred tax asset and generation of taxable income for the two prior tax years.

The Company believes that a portion of the state net operating loss carryforwards and state tax credit carryforwards will not be realized due to the length of certain state carryforward periods. Accordingly, a valuation allowance has been established in the amount of $70 million against such benefits at December 31, 2012 compared to $32 million at December 31, 2011. The valuation allowance increase of $38 million was due to multiple factors including: forecasted pre-tax income, including the timing of such forecasted income; forecasted taxable income, including the timing of various temporary differences; the implementation of planning strategies, if any; and the length of the state statutory carryforward period.

A reconciliation of the beginning and ending amount of unrecognized tax benefits ("UTBs") is as follows:

	2012	2011	2010
	(In millions)		
Balance at beginning of year [(1)]	$ 94	$ 93	$ 81
Additions based on tax positions related to the current year	24	6	9
Additions based on tax positions taken in a prior period	11	10	32
Reductions based on tax positions taken in a prior period	(63)	(10)	(29)
Settlements	(11)	(3)	—
Expiration of statute of limitations	—	(2)	—
Balance at end of year	$ 55	$ 94	$ 93

(1) The unrecognized tax benefit table was corrected to reflect an additional $55 million in the beginning balance of 2010. As a result of the settlement of an Internal Revenue Service examination in 2012, it was determined that this amount was more appropriately reflected as an unrecognized tax benefit. The disclosure relating to the 2011 and 2010 impact on the effective tax rate upon the release of unrecognized tax benefits, as discussed below, has been similarly adjusted. The Company has determined that the effect of this adjustment is immaterial to disclosures in prior periods.

During 2012, the Company reached an agreement with the Internal Revenue Service ("IRS") that effectively settled the IRS examinations for the tax years 2007, 2008 and 2009. The Revenue Agent's Report was issued in 2010, which included proposed adjustments that decreased and increased taxable income. In 2011, the Company filed a protest with the IRS Appeals Division regarding a proposed adjustment to change the timing of certain deductions. During 2012, the Company reached a resolution on this proposed adjustment and the examination was settled. This settlement resulted in a $61 million reduction in income tax expense. At this time, the Company has no expectation that the settlement related to any of the protested adjustments will be reexamined. All federal tax years subsequent to the above years are open to examination.

With few exceptions, the Company is no longer subject to state and local income tax examinations for tax years before 2008. Currently, there are disputed tax positions taken in previously filed tax returns with certain states, including positions regarding investment and intellectual property subsidiaries. The Company continues to evaluate these positions and intends to defend proposed adjustments made by these tax authorities. The Company does not anticipate that the ultimate resolution of these examinations will result in a material change to its business, financial position, results of operations or cash flows.

As a result of the potential resolution of certain federal and state income tax positions, it is reasonably possible that the UTBs could decrease as much as $22 million during the next twelve months, since resolved items will be removed from the balance whether their resolution results in payment or recognition in earnings.

As of December 31, 2012, 2011 and 2010, the balance of the Company's UTBs that would reduce the effective tax rate, if recognized, was $40 million, $80 million and $79 million, respectively. The remainder of the UTB balance has indirect tax benefits in other jurisdictions or is the tax effect of temporary differences.

During 2012, 2011 and 2010, income tax expense (benefit) includes interest expense, interest income and penalties related to income taxes, before the impact of any applicable federal and state deductions, of zero, ($2) million and $2 million, respectively. As of December 31, 2012 and December 31, 2011, the Company recognized a liability of $1 million and $7 million, respectively, for interest and penalties related to income taxes, before the impact of any applicable federal and state deductions.

NOTE 20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The following tables present the notional and fair value of derivative instruments on a gross basis as of December 31:

	December 31, 2012			December 31, 2011		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
		Gain (1)	Loss (1)		Gain (1)	Loss (1)
	(In millions)					
Derivatives in fair value hedging relationships:						
Interest rate swaps	$ 5,388	$ 101	$ 1	$ 5,535	$ 153	$ 1
Forward commitments	—	—	—	640	—	11
Derivatives in cash flow hedging relationships:						
Interest rate swaps	1,000	2	—	11,500	209	1
Total derivatives designated as hedging instruments	$ 6,388	$ 103	$ 1	$ 17,675	$ 362	$ 13
Derivatives not designated as hedging instruments:						
Interest rate swaps (2)	$ 46,054	$1,746	$1,775	$ 59,293	$2,396	$2,414
Interest rate options (3)	3,274	25	4	4,018	41	28
Interest rate futures and forward commitments(4)	43,908	10	13	70,607	11	23
Other contracts	2,213	31	32	1,276	43	36
Total derivatives not designated as hedging instruments (4)	$ 95,449	$1,812	$1,824	$135,194	$2,491	$2,501
Total derivatives (4)	$101,837	$1,915	$1,825	$152,869	$2,853	$2,514

(1) Derivatives in a gain position are recorded as other assets and derivatives in a loss position are recorded as other liabilities on the consolidated balance sheets.
(2) Includes Morgan Keegan amounts of $4.2 billion in notional value and $454 million in other assets/other liabilities as of December 31, 2011.
(3) Includes Morgan Keegan amounts of $364 million in notional value and $23 million in other assets/other liabilities as of December 31, 2011.
(4) During the third quarter of 2012, the Company discovered an error in the preparation of its derivative footnote as of December 31, 2011. The error resulted in an overstatement in the disclosed notional value of derivatives not designated as hedging instruments, specifically interest rate futures and forward commitments. Management has determined that the effect of this item is immaterial to prior periods and adjusted the applicable 2011 notional amounts in the derivative footnote.

HEDGING DERIVATIVES

Derivatives entered into to manage interest rate risk and facilitate asset/liability management strategies are designated as hedging derivatives. Derivative financial instruments that qualify in a hedging relationship are classified, based on the exposure being hedged, as either fair value hedges or cash flow hedges. The Company formally documents all hedging relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for entering into various hedge transactions. The Company performs periodic assessments to determine whether the hedging relationship has been highly effective in offsetting changes in fair values or cash flows of hedged items and whether the relationship is expected to continue to be highly effective in the future.

When a hedge is terminated or hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be recorded in the consolidated balance sheets at its fair value, with changes in fair value recognized currently in investment fee income. Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheets and recognized currently in other non-interest expense. Gains and losses that were accumulated in accumulated other comprehensive income (loss) pursuant to the hedge of a forecasted transaction are recognized immediately in other non-interest expense.

FAIR VALUE HEDGES

Fair value hedge relationships mitigate exposure to the change in fair value of an asset, liability or firm commitment. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative instrument, as well as the gains and losses attributable to the change in fair value of the hedged item, are recognized in earnings in the period in which the change in fair value occurs. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities, as applicable. Hedge ineffectiveness exists to the extent the changes in fair value of the derivative do not offset the changes in fair value of the hedged item and is recorded as other non-interest expense.

Regions enters into interest rate swap agreements to manage interest rate exposure on the Company's fixed-rate borrowings, which includes long-term debt and certificates of deposit. These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements. Regions also enters into forward sale commitments to hedge changes in the fair value of available-for-sale securities.

CASH FLOW HEDGES

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. For cash flow hedge relationships, the effective portion of the gain or loss related to the derivative instrument is recognized as a component of accumulated other comprehensive income (loss). Ineffectiveness is measured by comparing the change in fair value of the respective derivative instrument and the change in fair value of a "perfectly effective" hypothetical derivative instrument. Ineffectiveness will be recognized in earnings only if it results from an over hedge. The ineffective portion of the gain or loss related to the derivative instrument, if any, is recognized in earnings as other non-interest expense during the period of change. Amounts recorded in accumulated other comprehensive income (loss) are recognized in earnings in the periods during which the hedged item impacts earnings.

Regions enters into interest rate swap agreements to manage overall cash flow changes related to interest rate risk exposure on LIBOR-based loans. The agreements effectively modify the Company's exposure to interest rate risk by utilizing receive fixed/pay LIBOR interest rate swaps.

Regions issues long-term fixed-rate debt for various funding needs. Regions enters into receive LIBOR/pay fixed forward starting swaps to hedge risks of changes in the projected quarterly interest payments attributable to changes in the benchmark interest rate ("LIBOR") during the time leading up to the probable issuance date of the new long term fixed-rate debt.

Regions purchases Eurodollar futures to hedge the variability in future cash flows based on forecasted resets of one-month LIBOR-based floating rate loans due to changes in the benchmark interest rate.

Regions enters into interest rate option contracts to protect cash flows through the maturity date of the hedging instrument on designated one-month LIBOR floating-rate loans from adverse extreme market interest rate changes.

Regions recognized an unrealized after-tax gain of $92 million and an unrealized after-tax loss of $45 million in accumulated other comprehensive income (loss) at December 31, 2012 and 2011, respectively, related to terminated cash flow hedges of loan and debt instruments which will be amortized into earnings in conjunction with the recognition of interest payments through 2017. Regions recognized pre-tax income of $28 million and $48 million during the years ended December 31, 2012 and 2011, respectively, related to the amortization of cash flow hedges of loan and debt instruments.

Regions expects to reclassify out of other comprehensive income (loss) and into earnings approximately $56 million in pre-tax income due to the receipt or payment of interest payments on all cash flow hedges within the next twelve months. Included in this amount is $47 million in pre-tax net gains related to the amortization of discontinued cash flow hedges. The maximum length of time over which Regions is hedging its exposure to the variability in future cash flows for forecasted transactions is approximately seven years as of December 31, 2012.

The following tables present the effect of derivative instruments on the statements of operations:

	Gain or (Loss) Recognized in Income on Derivatives			Location of Amounts Recognized in Income on Derivatives and Related Hedged Item	Gain or (Loss) Recognized in Income on Related Hedged Item		
	2012	2011	2010		2012	2011	2010
	(In millions)				(In millions)		
Fair Value Hedges:							
Interest rate swaps on:							
Debt/CDs	$104	$173	$ 245	Interest expense	$ 12	$ 15	$ 11
Debt/CDs	(50)	(74)	47	Other non-interest expense	41	89	(62)
Forward commitments on:							
Securities available for sale	—	(46)	—	Other non-interest expense	—	46	—
Total	$ 54	$ 53	$ 292		$ 53	$150	$(51)

	Effective Portion (3)						
	Gain or (Loss) Recognized in AOCI (1)			Location of Amounts Reclassified from AOCI into Income	Gain or (Loss) Reclassified from AOCI into Income (2)		
	2012	2011	2010		2012	2011	2010
	(In millions)				(In millions)		
Cash Flow Hedges:							
Interest rate swaps	$—	$ 92	$ (97)	Interest income on loans	$ 82	$183	$182
Forward starting swaps	9	2	(35)	Interest expense on debt	(15)	(11)	—
Interest rate options	—	(2)	(21)	Interest income on loans	—	4	43
Eurodollar futures	—	1	(13)	Interest income on loans	—	(2)	34
Total	$ 9	$ 93	$(166)		$ 67	$174	$259

(1) After-tax
(2) Pre-tax
(3) All cash flow hedges were highly effective for all periods presented, and the change in fair value attributed to hedge ineffectiveness was not material.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

The Company maintains a derivatives trading portfolio of interest rate swaps, option contracts, and futures and forward commitments used to meet the needs of its customers. The portfolio is used to generate trading profit and to help clients manage market risk. The Company is subject to the credit risk that a counterparty will fail to perform. The Company is also subject to market risk, which is evaluated by the Company and monitored by the asset/liability management process. Separate derivative contracts are entered into to reduce overall market exposure to pre-defined limits. The contracts in this portfolio do not qualify for hedge accounting and are marked-to-market through earnings and included in other assets and other liabilities.

Regions enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. At December 31, 2012 and 2011, Regions had $775 million and $559 million, respectively, in total notional amount of rate lock commitments. Regions manages market risk on interest rate lock commitments and mortgage loans held for sale with corresponding forward sale commitments, which are recorded at fair value with changes in fair value recorded in mortgage income. At December 31, 2012 and 2011, Regions had $1.9 billion and $1.3 billion, respectively, in total absolute notional amount related to these forward rate commitments.

Regions has elected to account for mortgage servicing rights at fair market value with any changes to fair value being recorded within mortgage income. Concurrent with the election to use the fair value measurement method, Regions began using various derivative instruments, in the form of forward rate commitments, futures contracts, swaps and swaptions to mitigate the statement of operations effect of changes in the fair value of its mortgage servicing rights. As of December 31, 2012 and 2011, the total notional amount related to these contracts was $4.7 billion and $5.1 billion, respectively.

The following table presents the location and amount of gain or (loss) recognized in income on derivatives not designated as hedging instruments in the statements of operations for the years ended December 31:

Derivatives Not Designated as Hedging Instruments	2012	2011	2010
	(In millions)		
Investment fee income			
Interest rate swaps	$ 29	$ 11	$(10)
Interest rate options	(1)	(3)	3
Interest rate futures and forward commitments	(1)	(1)	(3)
Other contracts	10	11	11
Total investment fee income	37	18	1
Mortgage income			
Interest rate swaps	28	80	18
Interest rate options	7	2	(4)
Interest rate futures and forward commitments	35	18	74
Total mortgage income	70	100	88
	$107	$118	$ 89

Credit risk, defined as all positive exposures not collateralized with cash or other assets, totaled approximately $713 million and $924 million at December 31, 2012 and 2011, respectively. This amount represents the net credit risk on all trading and other derivative positions held by Regions.

CREDIT DERIVATIVES

Regions has both bought and sold credit protection in the form of participations on interest rate swaps (swap participations). These swap participations, which meet the definition of credit derivatives, were entered into in the ordinary course of business to serve the credit needs of customers. Credit derivatives, whereby Regions has purchased credit protection, entitle Regions to receive a payment from the counterparty when the customer fails to make payment on any amounts due to Regions upon early termination of the swap transaction and have maturities between 2013 and 2017. Credit derivatives whereby Regions has sold credit protection have maturities between 2013 and 2018. For contracts where Regions sold credit protection, Regions would be required to make payment to the counterparty when the customer fails to make payment on any amounts due to the counterparty upon early termination of the swap transaction. Regions bases the current status of the prepayment/performance risk on bought and sold credit derivatives on recently issued internal risk ratings consistent with the risk management practices of unfunded commitments.

Regions' maximum potential amount of future payments under these contracts as of December 31, 2012 is approximately $33 million. This scenario would only occur if variable interest rates were at zero percent and all counterparties defaulted with zero recovery. The fair value of sold protection at December 31, 2012 was immaterial. In transactions where Regions has sold credit protection, recourse to collateral associated with the original swap transaction is available to offset some or all of Regions' obligation.

CONTINGENT FEATURES

Certain of Regions' derivative instrument contracts with broker-dealers contain provisions allowing those broker-dealers to terminate the contracts in the event that Regions' and/or Regions Bank's credit rating falls below specified ratings from certain major credit rating agencies. During the fourth quarter of 2010, Regions and Regions Bank experienced ratings downgrades from major credit rating agencies such that certain ratings for Regions and Regions Bank were below investment grade. As a result of these ratings downgrades, certain of Regions Bank's broker-dealer counterparties could have terminated these contracts at their discretion. In lieu of terminating the contracts, Regions Bank and certain of its broker-dealer counterparties amended the contracts such that Regions Bank was required to post additional collateral in the cumulative amount of $195 million as of December 31, 2010. As of December 31, 2012, the additional collateral posted was $185 million. During 2012, both Moody's Investor Service ("Moody's") and Standard & Poor's ("S&P") upgraded certain credit ratings for both Regions and Regions Bank. In 2013, as a result of the ratings upgrades that occurred during 2012, some of this additional collateral has begun to be returned to Regions.

Some of these contracts with broker-dealers still contain credit-related termination provisions and/or credit-related provisions regarding the posting of collateral. At December 31, 2012, the net fair value of such contracts containing credit-related termination provisions that were in a liability position was $419 million, for which Regions had posted collateral of $560 million. At December 31, 2012, the net fair value of contracts that do not contain credit-related termination provisions that were in a liability position was $262 million for which Regions had posted collateral of $267 million. Other derivative contracts with broker-dealers do not contain any credit-related provisions. These counterparties require complete overnight collateralization.

The aggregate fair value of all derivative instruments with any credit-risk-related contingent features that were in a liability position on December 31, 2012 and 2011, was $499 million and $425 million, respectively, for which Regions had posted collateral of $641 million and $531 million, respectively, in the normal course of business.

NOTE 21. FAIR VALUE MEASUREMENTS

Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),
- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and
- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Regions rarely transfers assets and liabilities measured at fair value between Level 1 and Level 2 measurements. There were no such transfers during the years ended December 31, 2012, 2011 or 2010. Trading account assets and securities available for sale may be periodically transferred to or from Level 3 valuation based on management's conclusion regarding the best method of pricing for an individual security. Such transfers are accounted for as if they occur at the beginning of a reporting period.

The following tables present assets and liabilities measured at fair value on a recurring basis and non-recurring basis as of December 31:

	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
				(In millions)				
Recurring fair value measurements								
Trading account assets								
U.S. Treasury securities	$—	$ —	$—	$ —	$ 212	$ 3	$—	$ 215
Obligations of states and political subdivisions	—	—	—	—	—	101	139	240
Mortgage-backed securities:								
Residential agency	—	—	—	—	—	359	—	359
Commercial agency	—	—	—	—	—	—	51	51
Other securities	—	—	—	—	—	35	1	36
Equity securities	116	—	—	116	365	—	—	365
Total trading account assets (1)	$ 116	$ —	$—	$ 116	$ 577	$ 498	$ 191	$ 1,266
Securities available for sale								
U.S. Treasury securities	$ 52	$ —	$—	$ 52	$ 98	$ —	$—	$ 98
Federal agency securities	—	553	—	553	—	147	—	147
Obligations of states and political subdivisions	—	9	—	9	—	16	20	36
Mortgage-backed securities:								
Residential agency	—	21,277	—	21,277	—	22,175	—	22,175
Residential non-agency	—	—	13	13	—	—	16	16
Commercial agency	—	725	—	725	—	326	—	326
Commercial non-agency	—	1,098	—	1,098	—	321	—	321
Other debt securities	—	2,833	2	2,835	—	537	—	537
Equity securities (2)	125	—	—	125	115	—	—	115
Total securities available for sale	$ 177	$26,495	$ 15	$26,687	$ 213	$23,522	$ 36	$23,771
Mortgage loans held for sale	$—	$ 1,282	$—	$ 1,282	$—	$ 844	$—	$ 844
Mortgage servicing rights	$—	$ —	$191	$ 191	$—	$ —	$ 182	$ 182
Derivative assets								
Interest rate swaps	$—	$ 1,849	$—	$ 1,849	$—	$ 2,758	$—	$ 2,758
Interest rate options	—	3	22	25	—	28	13	41
Interest rate futures and forward commitments	—	10	—	10	—	11	—	11
Other contracts	—	31	—	31	—	43	—	43
Total derivative assets (3) (4)	$—	$ 1,893	$ 22	$ 1,915	$—	$ 2,840	$ 13	$ 2,853
Trading account liabilities								
U.S. Treasury securities	$—	$ —	$—	$ —	$—	$ 97	$—	$ 97
Obligations of states and political subdivisions	—	—	—	—	—	2	—	2
Mortgage-backed securities:								
Residential agency	—	—	—	—	—	133	—	133
Commercial agency	—	—	—	—	—	—	5	5
Other securities	—	—	—	—	—	16	2	18
Equity securities	—	—	—	—	1	—	—	1
Total trading account liabilities (5)	$—	$ —	$—	$ —	$ 1	$ 248	$ 7	$ 256
Derivative liabilities								
Interest rate swaps	$—	$ 1,776	$—	$ 1,776	$—	$ 2,416	$—	$ 2,416
Interest rate options	—	4	—	4	—	28	—	28
Interest rate futures and forward commitments	—	13	—	13	—	34	—	34
Other contracts	—	32	—	32	—	36	—	36
Total derivative liabilities (3) (4)	$—	$ 1,825	$—	$ 1,825	$—	$ 2,514	$—	$ 2,514
Non-recurring fair value measurements								
Loans held for sale	$—	$ —	$ 51	$ 51	$—	$ 36	$ 195	$ 231
Foreclosed property, other real estate and equipment	—	41	40	81	—	91	162	253

(1) All trading account assets at December 31, 2011 were related to Morgan Keegan (see Note 3 for further discussion regarding the sale of Morgan Keegan) with the exception of $178 million of which all were classified as Level 1 in the table. The Morgan Keegan items do not appear in the December 31, 2012 amounts, as the sale was closed during the second quarter of 2012.

(2) Excludes Federal Reserve Bank and Federal Home Loan Bank Stock totaling $484 million and $73 million at December 31, 2012 and $481 million and $219 million December 31, 2011, respectively.

(3) At December 31, 2012, derivatives include approximately $1.1 billion related to legally enforceable master netting agreements that allow the Company to settle positive and negative positions. Derivatives are also presented excluding cash collateral received of $55 million and cash collateral posted of $827 million with counterparties. At December 31, 2011, derivatives include approximately $1.4 billion related to legally enforceable master netting agreements that allow the Company to settle positive and negative positions. Derivatives are also presented excluding cash collateral received of $55 million and cash collateral posted of $732 million with counterparties.
(4) Derivative assets and liabilities both include $454 million of interest rate swaps and $23 million of interest rate options at December 31, 2011 related to Morgan Keegan, all of which are classified as Level 2 in the table. These items do not appear in the December 31, 2012 amounts, as they were included with the sale of Morgan Keegan.
(5) All trading account liabilities are related to Morgan Keegan at December 31, 2011. These items do not appear in the December 31, 2012 amounts as they were included with the sale of Morgan Keegan.

Assets and liabilities in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in Regions' consolidated balance sheets. Further, trading account assets, trading account liabilities, and derivatives included in Levels 1, 2 and 3 are used by the Asset and Liability Management Committee of the Company in a holistic approach to managing price fluctuation risks.

The following tables illustrate a rollforward for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012, 2011 and 2010. The tables do not reflect the change in fair value attributable to any related economic hedges the Company used to mitigate the interest rate risk associated with these assets and (liabilities). The net change in unrealized gains (losses) included in earnings related to Level 3 assets and liabilities held at December 31, 2012, 2011 and 2010 are not material.

	Year Ended December 31, 2012										
		Total Realized /Unrealized Gains or Losses									
	Opening Balance January 1, 2012	Included in Earnings	Included in Other Comprehensive Income (Loss)	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Disposition of Morgan Keegan	Closing Balance December 31, 2012
	(In millions)										
Level 3 Instruments Only											
Trading account assets: (c)											
Obligations of states and political subdivisions	$139	(3)	—	4	—	—	(16)	—	—	(124)	$—
Commercial agency MBS	51	2	—	368	—	—	(317)	—	—	(104)	—
Other securities	1	4	—	2,248	—	—	(2,240)	—	—	(13)	—
Total trading account assets (d)	$191	3(a)	—	2,620	—	—	(2,573)	—	—	$(241)	$—
Securities available for sale:											
Obligations of states and political subdivisions	$ 20	—	(2)	—	(16)	—	(2)	—	—	—	$—
Residential non-agency MBS	16	—	—	—	—	—	(3)	—	—	—	13
Commercial non-agency MBS	—	—	1	104	—	—	—	—	(105)	—	—
Other debt securities	—	—	—	—	—	—	—	3	(1)	—	2
Total securities available for sale	$ 36	—	(1)	104	(16)	—	(5)	3	(106)	—	$ 15
Mortgage servicing rights	$182	(51)(b)	—	60	—	—	—	—	—	—	$191
Trading account liabilities:											
Mortgage-backed securities:											
Commercial agency	$ 5	—	—	37	—	—	—	—	—	(42)	$—
Other securities	2	—	—	12	—	—	(4)	—	—	(10)	—
Total trading account liabilities (d)	$ 7	—	—	49	—	—	(4)	—	—	(52)	$—
Derivatives, net:											
Interest rate options	$ 13	240	—	—	—	—	(231)	—	—	—	$ 22
Total derivatives, net	$ 13	240(b)	—	—	—	—	(231)	—	—	—	$ 22

(a) Included in discontinued operations, on a net basis.
(b) Included in mortgage income.
(c) Income from trading account assets primarily represents gains/(losses) on disposition, which inherently includes commissions on security transactions during the period.
(d) All amounts related to trading account assets and trading account liabilities are related to Morgan Keegan (see Note 3 for discussion of sale of Morgan Keegan).

	Year Ended December 31, 2011									
		Total Realized / Unrealized Gains or Losses								
	Balance January 1, 2011	Included in Earnings	Included in Other Comprehensive Income (Loss)	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Balance December 31, 2011
	(In millions)									
Level 3 Instruments Only										
Trading account assets: (d)										
Obligations of states and political subdivisions	$165	(17)	—	56	—	—	(65)	—	—	$139
Commercial agency MBS	54	8	—	1,352	—	—	(1,364)	1	—	51
Other securities	10	18	—	8,051	—	—	(8,078)	—	—	1
Total trading account assets (e)	$229	9(a)	—	9,459	—	—	(9,507)	1	—	$191
Securities available for sale:										
Obligations of states and political subdivisions	$ 17	—	6	—	—	—	(3)	—	—	$ 20
Residential non-agency MBS	22	1	(1)	—	(3)	—	(3)	—	—	16
Total securities available for sale	$ 39	1(c)	5	—	(3)	—	(6)	—	—	$ 36
Mortgage servicing rights	$267	(147)(b)	—	62	—	—	—	—	—	$182
Trading account liabilities: (d)										
Mortgage-backed securities:										
Commercial agency	$ 6	—	—	—	—	—	(1)	—	—	$ 5
Other securities	4	—	—	(56)	—	—	54	—	—	2
Total trading account liabilities (e)	$ 10	—	—	(56)	—	—	53	—	—	$ 7
Derivatives, net:										
Interest rate options	$ 3	123	—	—	—	—	(113)	—	—	$ 13
Interest rate futures and forward commitments	5	—	—	—	—	—	(5)	—	—	—
Total derivatives, net	$ 8	123(b)	—	—	—	—	(118)	—	—	$ 13

(a) Included in discontinued operations, on a net basis.
(b) Included in mortgage income.
(c) Included in other non-interest income.
(d) Income from trading account assets primarily represents gains/(losses) on disposition, which inherently includes commissions on security transactions during the period.
(e) All amounts related to trading account assets and trading account liabilities are related to Morgan Keegan (see Note 3 for discussion of sale of Morgan Keegan).

	Year Ended December 31, 2010								
		Total Realized / Unrealized Gains or Losses							
	Balance January 1, 2010	Included in Earnings	Included in Other Comprehensive Income (Loss)	Purchases	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Balance December 31, 2010
				(In millions)					
Level 3 Instruments Only									
Trading account assets (c):									
Obligations of states and political subdivisions	$171	(6)	—	198	—	(198)	—	—	$165
Commercial agency MBS	40	2	—	737	—	(735)	10	—	54
Other securities	4	27	—	12,344	—	(12,382)	17	—	10
Total trading account assets (d)	$215	23(a)	—	13,279	—	(13,315)	27	—	$229
Securities available for sale:									
Obligations of states and political subdivisions	$ 17	—	7	—	—	(7)	—	—	$ 17
Residential non-agency MBS	36	—	—	—	—	(14)	—	—	22
Total securities available for sale	$ 53	—	7	—	—	(21)	—	—	$ 39
Mortgage servicing rights	$247	(61)(b)	—	81	—	—	—	—	$267
Trading account liabilities (c):									
Mortgage-backed securities:									
Commercial agency	$ 1	—	—	5	—	—	—	—	$ 6
Other securities	—	—	—	36	—	(43)	11	—	4
Total trading account liabilities (d)	$ 1	—	—	41	—	(43)	11	—	$ 10
Derivatives, net:									
Interest rate options	$—	108(b)	—	—	—	(105)	—	—	$ 3
Interest rate futures and forward commitments	3	—	—	2	—	—	—	—	5
Total derivatives, net	$ 3	108	—	2	—	(105)	—	—	$ 8

(a) Included in discontinued operations, on a net basis.
(b) Included in mortgage income.
(c) Income from trading account assets primarily represents gains/(losses) on disposition, which inherently includes commissions on security transactions during the period.
(d) All amounts related to trading account assets and trading account liabilities are related to Morgan Keegan (see Note 3 for discussion of sale of Morgan Keegan).

The following table presents the fair value adjustments related to non-recurring fair value measurements:

	Year Ended December 31	
	2012	2011
	(In millions)	
Loans held for sale	$(174)	$(611)
Foreclosed property, other real estate and equipment	(66)	(229)

The following table presents detailed information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2012. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input as well as the weighted average within the range utilized at December 31, 2012 is included. Following the table is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

	December 31, 2012			
	Level 3 Fair Value at December 31, 2012	Valuation Technique	Unobservable Input(s)	Quantitative Range of Unobservable Inputs and (Weighted-Average)
	(Dollars in millions)			
Recurring fair value measurements:				
Securities available for sale:				
Mortgage-backed securities:				
Residential non-agency	$ 13	Discounted cash flow	Spread to LIBOR	5.4% - 69.9% (16.9%)
			Weighted-average prepayment speed (CPR; percentage)	7.6% - 30.3% (12.2%)
			Probability of default	0.2% - 1.2% (1.0%)
			Loss severity	39.3% - 100.0% (48.1%)
Other debt securities	$ 2	Market comparable	Evaluated quote on same issuer/ comparable bond	99.1% - 100.0% (99.6%)
			Comparability adjustments	1.0% (1.0%)
Mortgage servicing rights [(a)]	$191	Discounted cash flow	Weighted-average prepayment speed (CPR; percentage)	4.7% - 25.9% (17.6%)
			Option-adjusted spread (percentage)	1.0% - 23.6% (7.5%)
Derivative assets:				
Interest rate options	$ 22	Discounted cash flow	Weighted-average prepayment speed (CPR; percentage)	4.7% - 25.9% (17.6%)
			Option-adjusted spread (percentage)	1.0% - 23.6% (7.5%)
			Pull-through	55.7% - 98.8% (76.9%)
Nonrecurring fair value measurements:				
Loans held for sale	$ 51	Multiple data points, including discount to appraised value of collateral based on recent market activity for sales of similar loans	Appraisal comparability adjustment (discount)	8.0% - 94.0% (46.3%)
Foreclosed property and other real estate	$ 40	Discount to appraised value of property based on recent market activity for sales of similar properties	Appraisal comparability adjustment (discount)	35.0% - 100.0% (36.2%)

(a) See Note 7 for additional disclosures related to assumptions used in the fair value calculation for mortgage servicing rights.

RECURRING FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS

Securities available for sale

Mortgage backed securities: residential non-agency—The fair value reported in this category relates to retained interests in legacy securitizations. Significant unobservable inputs include the spread to LIBOR, constant prepayment rate, probability of default, and loss severity in the event of default. Significant increases in any of these inputs in isolation would result in significantly lower fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for loss severity and a directionally opposite change in the assumption used for prepayment rates.

Other debt securities—Significant unobservable inputs include evaluated quotes on comparable bonds for the same issuer and management-determined comparability adjustments. Changes in the evaluated quote on comparable bonds would result in a directionally similar change in the fair value of the other debt securities.

Mortgage Servicing Rights

The significant unobservable inputs used in the fair value measurement of mortgage servicing rights are option adjusted spreads ("OAS") and prepayment speed. This method requires generating cash flow projections over multiple interest rate scenarios and discounting those cash flows at a risk adjusted rate. Additionally, the impact of prepayments and changes in the option adjusted spread are based on a variety of underlying inputs such as servicing costs. Increases or decreases to the underlying cash flow inputs will have a corresponding impact on the value of the mortgage servicing right asset. The net change in unrealized gains (losses) included in earnings related to mortgage servicing rights held at period end are disclosed as the changes in valuation inputs or assumptions. See Note 7 for these amounts and additional disclosures related to assumptions used in the fair value calculation for mortgage servicing rights.

Derivative assets

Interest rate options—These instruments are interest rate lock agreements made in the normal course of originating residential mortgage loans. Significant unobservable inputs in the fair value measurement are OAS, prepayment speeds, and pull-through. The impact of OAS and prepayment speed inputs in the valuation of these derivative instruments are consistent with the MSR discussion above. Pull-through is an estimate of the number of interest rate lock commitments that will ultimately become funded loans. Increases or decreases in the pull-through assumption will have a corresponding impact on the value of these derivative assets.

NON-RECURRING FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS

Loans held for sale

Loans held for sale are valued based on multiple data points indicating the fair value for each loan. The primary data point for non-performing investor real estate loans is a discount to the appraised value of the underlying collateral, which considers the return required by potential buyers of the loans. Management establishes this discount or comparability adjustment based on recent sales of loans secured by similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

Foreclosed property and other real estate

Foreclosed property and other real estate are valued based on offered quotes as available. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

FAIR VALUE OPTION

Regions elected the fair value option for FNMA and FHLMC eligible thirty-year residential mortgage loans held for sale originated on or after January 1, 2008. Additionally, Regions elected the fair value option for FNMA and FHLMC eligible fifteen-year residential mortgage loans held for sale originated on or after November 22, 2010. These elections allow for a more effective offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting. Regions has not elected the fair value option for other loans held for sale primarily because they are not economically hedged using derivative instruments. Fair values of mortgage loans held for sale are based on traded market prices of similar assets where available and/or discounted cash flows at market interest rates, adjusted for securitization activities that include servicing values and market conditions, and were recorded in loans held for sale in the consolidated balance sheets.

The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale measured at fair value:

	December 31, 2012			December 31, 2011		
	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Aggregate Unpaid Principal	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Aggregate Unpaid Principal
	(In millions)					
Mortgage loans held for sale, at fair value	$1,282	$1,235	$47	$844	$815	$29

Interest income on mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of operations. The following table details net gains (losses) resulting from changes in fair value of these loans which were recorded in mortgage income in the consolidated statements of operations. These changes in fair value are mostly offset by economic hedging activities. An immaterial portion of these amounts was attributable to changes in instrument-specific credit risk.

	Mortgage loans held for sale, at fair value Year Ended December 31	
	2012	2011
	(In millions)	
Net gains resulting from changes in fair value	$18	$36

The carrying amounts and estimated fair values as well as the level within the fair value hierarchy, of the Company's financial instruments as of December 31, 2012 are as follows:

	December 31, 2012				
	Carrying Amount	Estimated Fair Value (1)	Level 1	Level 2	Level 3
	(In millions)				
Financial assets:					
Cash and cash equivalents	$ 5,489	$ 5,489	$5,489	$ —	$ —
Trading account assets	116	116	116	—	—
Securities available for sale	27,244	27,244	177	27,052	15
Securities held to maturity	10	11	2	9	—
Loans held for sale	1,383	1,383	—	1,282	101
Loans (excluding leases), net of unearned income and allowance for loan losses (2), (3)	70,574	63,961	—	—	63,961
Other interest-earning assets	900	900	—	900	—
Derivatives, net	90	90	—	68	22
Financial liabilities:					
Deposits	95,474	95,528	—	95,528	—
Short-term borrowings	1,574	1,574	—	1,574	—
Long-term borrowings	5,861	6,138	1,037	—	5,101
Loan commitments and letters of credit	121	667	—	—	667
Indemnification obligation	345	329	—	—	329

(1) Estimated fair values are consistent with an exit price concept. The assumptions used to estimate the fair values are intended to approximate those that a market participant would use in a hypothetical orderly transaction. In estimating fair value, the Company makes adjustments for interest rates, market liquidity and credit spreads as appropriate.

(2) The estimated fair value of portfolio loans assumes sale of the loans to a third-party financial investor. Accordingly, the value to the Company if the loans were held to maturity is not reflected in the fair value estimate. In the current whole loan market, financial investors are generally requiring a higher rate of return than the return inherent in loans if held to maturity. The fair value discount at December 31, 2012 was $6.6 billion or 9.4 percent.

(3) Excluded from this table is the lease carrying amount of $1.5 billion at December 31, 2012.

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2011 are as follows:

	December 31, 2011	
	Carrying Amount	Estimated Fair Value (1)
	(In millions)	
Financial assets:		
Cash and cash equivalents	$ 7,245	$ 7,245
Trading account assets	1,266	1,266
Securities available for sale	24,471	24,471
Securities held to maturity	16	17
Loans held for sale	1,193	1,193
Loans (excluding leases), net of unearned income and allowance for loan losses (2), (3)	73,284	65,224
Other interest-earning assets	1,085	1,085
Derivatives, net	339	339
Financial liabilities:		
Deposits	95,627	95,757
Short-term borrowings	3,067	3,067
Long-term borrowings	8,110	7,439
Loan commitments and letters of credit	117	756

(1) Estimated fair values are consistent with an exit price concept. The assumptions used to estimate the fair values are intended to approximate those that a market participant would use in a hypothetical orderly transaction. In estimating fair value, the Company makes adjustments for interest rates, market liquidity and credit spreads as appropriate.

(2) The estimated fair value of portfolio loans assumes sale of the loans to a third-party financial investor. Accordingly, the value to the Company if the loans were held to maturity is not reflected in the fair value estimate. In the current whole loan market, financial investors are generally requiring a higher rate of return than the return inherent in loans if held to maturity. The fair value discount at December 31, 2011 was $8.1 billion or 11.0 percent.

(3) Excluded from this table is the lease carrying amount of $1.6 billion at December 31, 2011.

NOTE 22. BUSINESS SEGMENT INFORMATION

Each of Regions' reportable segments is a strategic business unit that serves specific needs of Regions' customers based on the products and services provided. The segments are based on the manner in which management views the financial performance of the business. The Company has three reportable segments: Business Services, Consumer Services and Wealth Management, with the remainder split between Discontinued Operations and Other. During the third quarter of 2012, Regions reorganized its internal management structure and, accordingly, its segment reporting structure. Historically, Regions' primary business segment was Banking/Treasury, representing the Company's banking network (including the Consumer & Commercial Banking function along with the Treasury function). Other segments included Investment Banking/Brokerage/Trust and Insurance. During the second quarter of 2012, Regions consummated the sale of Morgan Keegan (the primary component of Investment Banking/Brokerage/Trust). Shortly thereafter, Regions announced organizational changes to better integrate and execute the Company's strategic priorities across all lines of business and geographies. As a result, Regions revised its reportable segments as described below. Prior periods' information has been restated to conform to the current periods' presentation.

The Business Services segment represents the Company's commercial banking functions including commercial and industrial, commercial real estate and investor real estate lending. This segment also includes equipment lease financing. Business Services customers include corporate, middle market, small business and commercial real estate developers and investors. Corresponding deposit products related to these types of customers are included in this segment.

The Consumer Services segment represents the Company's branch network, including consumer banking products and services related to residential first mortgages, home equity lines and loans, indirect loans, consumer credit cards and other consumer loans, as well as the corresponding deposit relationships. These services are also provided through alternative channels such as the internet and telephone banking.

The Wealth Management segment includes wealth management products and services such as trust activities, commercial insurance and credit related products, and investment management. Wealth Management customers include individuals and institutional clients who desire services that include investment advice, assistance in managing assets, and estate planning.

Discontinued Operations includes all brokerage and investment activities associated with Morgan Keegan. As discussed in Note 3, Regions closed the sale of Morgan Keegan and related entities on April 2, 2012.

Other includes the Company's Treasury function, the securities portfolio, wholesale funding activities, interest rate risk management activities and other corporate functions that are not related to a strategic business unit. Also within Other are certain reconciling items in order to translate the segment results that are based on management accounting practices into consolidated results. Management accounting practices utilized by Regions as the basis of presentation for segment results include the following:

- Net interest income is presented based upon a funds transfer pricing ("FTP") approach, for which market-based funding charges/credits are assigned within the segments. By allocating a cost or a credit to each product based on the FTP framework, management is able to more effectively measure the net interest margin contribution of its assets/liabilities by segment. The summation of the interest income/ expense and FTP charges/credits for each segment is its designated net interest income. The variance between the Company's cumulative FTP charges and cumulative FTP credits is offset in Other.
- Provision for loan losses is allocated to each segment based on actual net charge-offs that have been recognized by the segment. The difference between the consolidated provision for loan losses and the segments' net charge-offs is reflected in Other.
- Income tax expense (benefit) is calculated for Business Services, Consumer Services, and Wealth Management based on a consistent federal and state statutory rate. Discontinued Operations reflects the actual income tax expense (benefit) of its results. Any difference between the Company's consolidated income tax expense (benefit) and the segments' calculated amounts is reflected in Other.
- Management reporting allocations of certain expenses are made in order to analyze the financial performance of the segments. These allocations consist of operational and overhead cost pools and are intended to represent the total costs to support a segment.

The following tables present financial information for each reportable segment for the years ended December 31:

	Business Services	Consumer Services	Wealth Management	Other	Continuing Operations	Discontinued Operations	Consolidated
	Year Ended December 31, 2012						
	(In millions)						
Net interest income	$ 2,046	$ 1,934	$ 183	$ (863)	$ 3,300	$ 7	$ 3,307
Provision for loan losses	557	454	29	(827)	213	—	213
Non-interest income	446	1,204	382	68	2,100	264	2,364
Non-interest expense	918	2,006	424	178	3,526	370	3,896
Income (loss) before income taxes	1,017	678	112	(146)	1,661	(99)	1,562
Income tax expense (benefit)	386	258	43	(205)	482	(40)	442
Net income (loss)	$ 631	$ 420	$ 69	$ 59	$ 1,179	$ (59)	$ 1,120
Average assets	$48,799	$29,712	$7,632	$36,039	$122,182	$713	$122,895
	Year Ended December 31, 2011						
	(In millions)						
Net interest income	$ 2,002	$ 1,846	$ 191	$ (629)	$ 3,410	$ 31	$ 3,441
Provision for loan losses	1,325	567	77	(439)	1,530	—	1,530
Non-interest income	492	1,205	376	70	2,143	995	3,138
Non-interest expense	1,109	1,962	417	121	3,609	942	4,551
Goodwill impairment	—	—	253	—	253	492	745
Income (loss) before income taxes	60	522	(180)	(241)	161	(408)	(247)
Income tax expense (benefit)	23	198	(69)	(180)	(28)	(4)	(32)
Net income (loss)	$ 37	$ 324	$ (111)	$ (61)	$ 189	$ (404)	$ (215)
Average assets	$51,058	$30,255	$7,892	$37,514	$126,719	$3,254	$129,973
	Year Ended December 31, 2010						
	(In millions)						
Net interest income	$ 1,964	$ 1,724	$ 180	$ (479)	$ 3,389	$ 43	$ 3,432
Provision for loan losses	2,051	676	65	71	2,863	—	2,863
Non-interest income	572	1,220	363	334	2,489	1,042	3,531
Non-interest expense	1,160	1,957	398	269	3,784	1,001	4,785
Regulatory charge	—	—	75	—	75	125	200
Income (loss) before income taxes	(675)	311	5	(485)	(844)	(41)	(885)
Income tax expense (benefit)	(256)	118	2	(240)	(376)	30	(346)
Net income (loss)	$ (419)	$ 193	$ 3	$ (245)	$ (468)	$ (71)	$ (539)
Average assets	$55,042	$32,364	$7,224	$38,090	$132,720	$3,235	$135,955

NOTE 23. COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMERCIAL COMMITMENTS

Regions issues off-balance sheet financial instruments in connection with lending activities. The credit risk associated with these instruments is essentially the same as that involved in extending loans to customers and is subject to Regions' normal credit approval policies and procedures. Regions measures inherent risk associated with these instruments by recording a reserve for unfunded commitments based on an assessment of the likelihood that the guarantee will be funded and the creditworthiness of the customer or counterparty. Collateral is obtained based on management's assessment of the creditworthiness of the customer.

Credit risk associated with these instruments as of December 31 is represented by the contractual amounts indicated in the following table:

	2012	2011
	(In millions)	
Unused commitments to extend credit	$38,160	$37,872
Standby letters of credit	1,872	2,084
Commercial letters of credit	27	33
Liabilities associated with standby letters of credit	37	37
Assets associated with standby letters of credit	37	36
Reserve for unfunded credit commitments	83	78

Unused commitments to extend credit—To accommodate the financial needs of its customers, Regions makes commitments under various terms to lend funds to consumers, businesses and other entities. These commitments include (among others) credit card and other revolving credit agreements, term loan commitments and short-term borrowing agreements. Many of these loan commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of these commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements.

Standby letters of credit—Standby letters of credit are also issued to customers, which commit Regions to make payments on behalf of customers if certain specified future events occur. Regions has recourse against the customer for any amount required to be paid to a third party under a standby letter of credit. Historically, a large percentage of standby letters of credit expired without being funded. The contractual amount of standby letters of credit represents the maximum potential amount of future payments Regions could be required to make and represents Regions' maximum credit risk.

Commercial letters of credit—Commercial letters of credit are issued to facilitate foreign or domestic trade transactions for customers. As a general rule, drafts will be drawn when the goods underlying the transaction are in transit.

LEASE COMMITMENTS

Regions and its subsidiaries lease land, premises and equipment under cancelable and non-cancelable leases, some of which contain renewal options under various terms. The leased properties are used primarily for banking purposes. Total rental expense on operating leases for the years ended December 31, 2012, 2011 and 2010 was $170 million, $197 million and $203 million, respectively.

The approximate future minimum rental commitments as of December 31, 2012, for all non-cancelable leases with initial or remaining terms of one year or more are shown in the following table. Included in these amounts are all renewal options reasonably assured of being exercised.

	Premises	Equipment	Total
		(In millions)	
2013	$103	$ 28	$131
2014	98	26	124
2015	92	20	112
2016	85	12	97
2017	74	—	74
Thereafter	397	—	397
	$849	$ 86	$935

LEGAL CONTINGENCIES

Regions and its affiliates are subject to loss contingencies related to litigation and claims arising in the ordinary course of business. Regions evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Regions establishes accruals for litigation and claims when a loss contingency is considered probable and the related amount is reasonably estimable. Any accruals are periodically reviewed and may be adjusted as circumstances change. In addition, as previously discussed, Regions has agreed to indemnify Raymond James for all legal matters resulting from pre-closing activities in conjunction with the sale of Morgan Keegan and recorded an indemnification obligation at fair value in the second quarter of 2012. The indemnification obligation had a carrying amount of $345 million and an estimated fair value of $329 million as of December 31, 2012 (see Note 21). For certain matters, when able to do so, Regions also estimates loss contingencies for possible litigation and claims, whether or not there is an accrued probable loss. Where Regions is able to estimate such possible losses, Regions estimates that it is reasonably possible it could incur losses, in excess of amounts accrued, in an aggregate amount up to approximately $40 million as of December 31, 2012, with it also being reasonably possible that Regions could incur no losses in excess of amounts accrued. The legal contingencies included in the reasonably possible estimate include those that are subject to the indemnification agreement with Raymond James.

Assessments of litigation and claims exposures are difficult due to many factors that involve inherent unpredictability. Those factors include the following: the varying stages of the proceedings, particularly in the early stages; unspecified damages; damages other than compensatory such as punitive damages; multiple defendants and jurisdictions; whether discovery has begun or not; and whether the claim involves a class-action. There are numerous factors that result in a greater degree of complexity in class-action lawsuits as compared to other types of litigation. Due to the many intricacies involved in class-action lawsuits at the early stages of these matters, obtaining clarity on a reasonable estimate is difficult which may call into question its reliability. As a result of some of these factors, Regions may be unable to estimate reasonably possible losses with respect to some of the matters disclosed below. The aggregated estimated amount provided above therefore may not include an estimate for every matter disclosed below.

Beginning in December 2007, Regions and certain of its affiliates have been named in class-action lawsuits filed in federal and state courts on behalf of investors who purchased shares of certain Regions Morgan Keegan Select Funds (the "Funds") and shareholders of Regions. These cases have been consolidated into class-actions and shareholder derivative actions for the open-end and closed-end Funds. The Funds were formerly managed by Regions Investment Management, Inc. ("Regions Investment Management"). Regions Investment Management no longer manages these Funds, which were transferred to Hyperion Brookfield Asset Management ("Hyperion") in 2008. Certain of the Funds have since been terminated by Hyperion. The complaints contain various allegations, including claims that the Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. Plaintiffs have requested equitable relief and unspecified monetary damages. These cases are in various stages and no classes have been certified. Settlement discussions are ongoing in certain cases, and the Court has granted preliminary approval of a settlement in the closed-end Funds class-action and shareholder derivative case. Certain of the shareholders in these Funds and other interested parties have entered into arbitration proceedings and individual civil claims, in lieu of participating in the class actions. These lawsuits and proceedings are subject to the indemnification agreement with Raymond James discussed above.

In July 2009, the Securities and Exchange Commission ("SEC") filed a complaint in U.S. District Court for the Northern District of Georgia against Morgan Keegan alleging violations of the federal securities laws in connection with auction rate securities ("ARS") that Morgan Keegan underwrote, marketed and sold. The SEC sought an injunction against Morgan Keegan for violations of the antifraud provisions of the federal securities laws, as well as disgorgement, financial penalties and other equitable relief for customers, including repurchase by Morgan Keegan of all ARS that it sold prior to March 20, 2008. Beginning in February 2009, Morgan Keegan commenced a voluntary program to repurchase ARS that it underwrote and sold to the firm's customers, and extended that repurchase program on October 1, 2009 to include ARS that were sold by Morgan Keegan to its customers but were underwritten by other firms. On June 29, 2011, Morgan Keegan announced the final phase of the repurchase program to include ARS issued by Jefferson County, Alabama that were sold by Morgan Keegan to its customers. On June 28, 2011, the Court issued a summary judgment in favor of Morgan Keegan in this case, and the SEC appealed that judgment. On May 2, 2012, the Eleventh Circuit Court of Appeals granted the SEC's appeal and remanded the case to the District Court. A bench trial was held before the District Court in November 2012. On February 15, 2013, the Court entered a judgment in favor of the SEC and ordered Morgan Keegan to pay a minimal civil monetary penalty and to repurchase all ARS that it sold to and is still held by several of the plaintiffs. Previously on July 21, 2009, the Alabama Securities Commission issued a "Show Cause" order to Morgan Keegan arising out of the ARS matter that is the subject of the SEC complaint described above. The order requires Morgan Keegan to show cause why its registration as a broker-dealer should not be suspended or revoked in the State of Alabama and also why it should not be subject to disgorgement, repurchasing all ARS sold to Alabama residents and payment of costs and penalties. These matters are subject to the indemnification agreement with Raymond James.

In October 2010, a purported class-action lawsuit was filed by Regions' stockholders in the U.S. District Court for the Northern District of Alabama against Regions and certain former officers of Regions. The lawsuit alleges violations of the federal securities laws, including allegations that statements that were materially false and misleading were included in filings made with the SEC. The plaintiffs have requested equitable relief and unspecified monetary damages. On June 7, 2011, the trial court denied Regions' motion to dismiss this lawsuit. On June 14, 2012, the trial court granted class certification. The Eleventh Circuit Court of Appeals is reviewing the trial court's grant of class-action certification. The case is now stayed pending that review.

Regions has received inquiries and subpoenas from government authorities primarily concerning accounting matters from 2009 and earlier periods that also have been the subject of the civil litigation mentioned above. Regions is cooperating in providing responses to these inquiries and subpoenas. In addition, the Board of Directors is conducting investigations regarding certain of the matters raised in these inquiries and subpoenas.

In December 2009, Regions and certain current and former directors and officers were named in a consolidated shareholder derivative action filed in Jefferson County, Alabama. The complaint alleges mismanagement, waste of corporate assets, breach of fiduciary duty and unjust enrichment relating to bonuses and other benefits received by executive management. Plaintiffs requested equitable relief and unspecified monetary damages. The case was dismissed with prejudice on December 6, 2012. Plaintiffs have filed a motion to alter, amend or vacate that judgment.

In September 2009, Regions was named as a defendant in a purported class-action lawsuit filed by customers of Regions Bank in the U.S. District Court for the Northern District of Georgia challenging the manner in which non-sufficient funds and overdraft fees were charged and the policies related to posting order. The case was transferred to multidistrict litigation in the U.S. District Court for the Southern District of Florida, and in

May 2010 an order to compel arbitration was denied. Regions appealed the denial and on April 29, 2011, the Eleventh Circuit Court of Appeals vacated the denial and remanded the case to the district court for reconsideration of Regions' motion to compel arbitration. On September 1, 2011, the trial court again denied Regions' motion to compel arbitration. Regions again appealed the denial to the Eleventh Circuit, which on March 5, 2012 granted the motion and ordered that the case be dismissed. Plaintiffs filed a motion for rehearing by the full court of appeals, which was denied on April 30, 2012. Plaintiffs petitioned for certiorari with the U.S. Supreme Court, but their petition was denied on October 9, 2012. The case was dismissed with prejudice on December 21, 2012. Another purported class-action alleging these claims was filed in the U.S. District Court for the Northern District of Georgia in January 2012. The case is still early in its development and no class has been certified. Plaintiffs in these cases have requested equitable relief and unspecified monetary damages.

In July 2006, Morgan Keegan and a former Morgan Keegan analyst were named as defendants in a lawsuit filed by a Canadian insurance and financial services company and its American subsidiary in the Circuit Court of Morris County, New Jersey. Plaintiffs made claims under a civil Racketeer Influenced and Corrupt Organizations ("RICO") statute, for commercial disparagement, tortious interference with contractual relationships, tortious interference with prospective economic advantage and common law conspiracy. Plaintiffs allege that defendants engaged in a multi-year conspiracy to publish and disseminate false and defamatory information about plaintiffs to improperly drive down plaintiffs' stock price, so that others could profit from short positions. Plaintiffs allege that defendants' actions damaged their reputations and harmed their business relationships. Plaintiffs allege a number of categories of damages they sustained, including lost insurance business, lost financings and increased financing costs, increased audit fees and directors and officers insurance premiums and lost acquisitions, and have requested monetary damages. On September 12, 2012, the trial court dismissed the case with prejudice. Plaintiffs have filed an appeal. This matter is subject to the indemnification agreement with Raymond James.

While the final outcome of litigation and claims exposures is inherently unpredictable, management is currently of the opinion that the outcome of pending and threatened litigation will not have a material effect on Regions' business, consolidated financial position, results of operations or cash flows as a whole. However, in the event of unexpected future developments, it is reasonably possible that an adverse outcome in any of the matters discussed above could be material to Regions' business, consolidated financial position, results of operations or cash flows for any particular reporting period of occurrence.

GUARANTEES

INDEMNIFICATION OBLIGATION

As discussed in Note 3, on April 2, 2012 ("Closing Date"), Regions closed the sale of Morgan Keegan and related affiliates to Raymond James. In connection with the sale, Regions agreed to indemnify Raymond James for all legal matters related to pre-closing activities, including matters filed subsequent to the Closing Date that relate to actions that occurred prior to closing. Losses under the indemnification include legal and other expenses, such as costs for judgments, settlements and awards associated with the defense and resolution of the indemnified matters. The maximum potential amount of future payments that Regions could be required to make under the indemnification is indeterminable due to the indefinite term of some of the obligations. However, Regions expects the majority of ongoing legal matters to be resolved within approximately three years.

As of the Closing Date, the fair value of the indemnification obligation, which includes defense costs and unasserted claims, was approximately $385 million, of which approximately $256 million was recognized as a reduction to the gain on sale of Morgan Keegan. The fair value was determined through the use of a present value calculation that takes into account the future cash flows that a market participant would expect to receive from holding the indemnification liability as an asset. Regions performed a probability-weighted cash flow analysis and discounted the result at a credit-adjusted risk free rate. The fair value of the indemnification liability includes amounts that Regions had previously determined meet the definition of probable and reasonably estimable. Adjustments to the indemnification obligation are recorded within professional and legal expenses within discontinued operations (see Note 3). As of December 31, 2012, the carrying value of the indemnification obligation was approximately $345 million.

VISA INDEMNIFICATION

As a member of the Visa USA network, Regions, along with other members, indemnified Visa USA against litigation. On October 3, 2007, Visa USA was restructured and acquired several Visa affiliates. In conjunction with this restructuring, Regions' indemnification of Visa USA was modified to cover specific litigation ("covered litigation"). Regions' liability recognized under this indemnification was approximately $22 million at both December 31, 2012 and 2011.

On March 25, 2008, Visa executed an initial public offering ("IPO") of common stock and, in connection with the IPO, Regions' ownership interest in Visa was converted into Class B common stock of approximately 3.8 million shares. In the first quarter of 2008, Visa redeemed approximately 1.5 million shares of the Class B common stock from Regions for proceeds of approximately $63 million, all of which was recorded as other income in the consolidated statements of operations. In the second quarter of 2009, Regions sold the remaining Class B common stock to a third party. The sale resulted in a pre-tax gain of $80 million.

A portion of Visa's proceeds from the IPO was escrowed to fund the covered litigation. To the extent that the amount available under the escrow arrangement is insufficient to fully resolve the covered litigation, Visa will enforce the indemnification obligations of Visa USA's members for any excess amount.

NOTE 24. PARENT COMPANY ONLY FINANCIAL STATEMENTS

Presented below are condensed financial statements of Regions Financial Corporation:

Balance Sheets

	December 31	
	2012	2011
	(In millions)	
Assets		
Interest-bearing deposits in other banks	$ 857	$ 2,497
Loans to subsidiaries	1	1
Securities available for sale	29	31
Trading assets	—	20
Premises and equipment, net	23	25
Investments in subsidiaries:		
Banks	16,955	16,436
Non-banks	246	1,188
	17,201	17,624
Other assets	484	405
Total assets	$18,595	$20,603
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 70	$ —
Long-term borrowings	2,567	3,887
Other liabilities	459	217
Total liabilities	3,096	4,104
Stockholders' equity:		
Preferred stock	482	3,419
Common stock	15	13
Additional paid-in capital	19,652	18,855
Retained earnings (deficit)	(3,338)	(4,322)
Treasury stock, at cost	(1,377)	(1,397)
Accumulated other comprehensive income (loss), net	65	(69)
Total stockholders' equity	15,499	16,499
Total liabilities and stockholders' equity	$18,595	$20,603

Statements of Operations

	Year Ended December 31		
	2012	2011	2010
	(In millions)		
Income:			
Dividends received from subsidiaries	$ 950	$ —	$ —
Service fees from subsidiaries	141	129	128
Interest from subsidiaries	4	10	24
Other	2	(5)	7
	1,097	134	159
Expenses:			
Salaries and employee benefits	154	133	117
Interest	165	173	183
Net occupancy expense	10	9	9
Furniture and equipment expense	3	5	8
Professional and legal fees	17	20	21
Other	85	64	50
	434	404	388
Income (loss) before income taxes and equity in undistributed earnings (loss) of subsidiaries	663	(270)	(229)
Income tax benefit	(122)	(121)	(93)
Income from continuing operations	785	(149)	(136)
Discontinued operations:			
Income (loss) from discontinued operations before income taxes	(114)	(6)	—
Income tax expense (benefit)	(38)	—	—
Income (loss) from discontinued operations, net of tax	(76)	(6)	—
Income (loss) before equity in undistributed earnings (loss) of subsidiaries and preferred dividends	709	(155)	(136)
Equity in undistributed earnings (loss) of subsidiaries:			
Banks	387	317	(252)
Non-banks	24	(377)	(151)
	411	(60)	(403)
Net income (loss)	1,120	(215)	(539)
Preferred stock dividends and accretion	(129)	(214)	(224)
Net income (loss) available to common shareholders	$ 991	$(429)	$(763)

Statements of Cash Flows

	Year Ended December 31		
	2012	2011	2010
	(In millions)		
Operating activities:			
Net income (loss)	$ 1,120	$ (215)	$ (539)
Adjustments to reconcile net cash provided by operating activities:			
Equity in undistributed (earnings) loss of subsidiaries	(411)	60	403
Depreciation, amortization and accretion, net	5	7	1
Loss on sale of premises and equipment	—	16	—
Loss on early extinguishment of debt	11	—	—
Gain on disposition of business	(19)	—	—
Decrease (increase) in trading assets	20	6	(4)
(Increase) decrease in other assets	(90)	(26)	40
(Decrease) increase in other liabilities	242	79	(115)
Other	138	(3)	21
Net cash from operating activities	1,016	(76)	(193)
Investing activities:			
Investment in subsidiaries	2	(110)	(95)
Principal payments on loans to subsidiaries	—	35	55
Net sales of premises and equipment	—	21	(1)
Proceeds from sales and maturities of securities available for sale	15	34	13
Purchases of securities available for sale	(14)	(28)	(1)
Proceeds from disposition of business, net of cash transferred	855	—	—
Net cash from investing activities	858	(48)	(29)
Financing activities:			
Net increase in short-term borrowings	70	—	—
Proceeds from long-term borrowings	—	—	743
Payments on long-term borrowings	(1,298)	(1,001)	(501)
Net proceeds from issuance of Series A preferred stock	486	—	—
Net proceeds from issuance of common stock	875	—	—
Repurchase of Series A preferred stock issued to the U.S. Treasury	(3,500)	—	—
Repurchase of warrant	(45)	—	—
Cash dividends on common stock	(54)	(51)	(49)
Cash dividends on Series A preferred stock issued to the U.S. Treasury	(44)	(175)	(184)
Cash dividends on Series A preferred stock	(4)	—	—
Net cash from financing activities	(3,514)	(1,227)	9
(Decrease) increase in cash and cash equivalents	(1,640)	(1,351)	(213)
Cash and cash equivalents at beginning of year	2,497	3,848	4,061
Cash and cash equivalents at end of year	$ 857	$ 2,497	$3,848

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

Based on an evaluation, as of the end of the period covered by this Form 10-K, under the supervision and with the participation of Regions' management, including its Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and the Chief Financial Officer have concluded that Regions' disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are effective. During the fourth fiscal quarter of the year ended December 31, 2012, there have been no changes in Regions' internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Regions' control over financial reporting.

The Report of Management on Internal Control Over Financial Reporting is included in Item 8. of this Annual Report on Form 10-K.

Item 9B. *Other Information*

Not Applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information about the Directors and Director nominees of Regions included in Regions' Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 2013 (the "Proxy Statement") under the caption "ELECTION OF DIRECTORS" and the information incorporated by reference pursuant to Item 13. below are incorporated herein by reference. Information on Regions' executive officers is included below.

Information regarding Regions' Audit Committee included under the captions "ELECTION OF DIRECTORS—The Board of Directors—*Audit Committee*" and "—*Audit Committee Financial Experts*" of the Proxy Statement is incorporated herein by reference.

Information regarding late filings under Section 16(a) of the Securities Exchange Act of 1934 included in the Proxy Statement under the caption "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF—Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Information regarding Regions' Code of Ethics for Senior Financial Officers included in the Proxy Statement under the caption "ELECTION OF DIRECTORS—Code of Ethics for Senior Financial Officers" is incorporated herein by reference.

Executive officers of the registrant as of December 31, 2012, are as follows:

Executive Officer	Age	Position and Offices Held with Registrant and Subsidiaries	Executive Officer Since*
O. B. Grayson Hall, Jr.	55	President and Chief Executive Officer and Director, registrant and Regions Bank. Previously: President and Chief Operating Officer, registrant and Regions Bank; Vice Chairman and Head of General Banking Group, registrant and Regions Bank; Senior Executive Vice President and Head of General Banking Group, registrant and Regions Bank.	1993
David B. Edmonds	59	Chief Administrative Officer and Senior Executive Vice President, registrant and Regions Bank. Previously Head of Human Resources Group, registrant and Regions Bank.	1994
Fournier J. "Boots" Gale, III	68	Senior Executive Vice President, General Counsel and Corporate Secretary, registrant and Regions Bank. Previously a founding partner of Maynard Cooper & Gale PC in Birmingham, Alabama.	2011
C. Matthew Lusco	55	Senior Executive Vice President and Chief Risk Officer, registrant and Regions Bank. Previously managing partner of KMPG LLP's offices in Birmingham, Alabama and Memphis, Tennessee.	2011

Executive Officer	Age	Position and Offices Held with Registrant and Subsidiaries	Executive Officer Since*
John B. Owen	51	Senior Executive Vice President and Head of Business Lines, registrant and Regions Bank. Previously: Senior Executive Vice President and Head of Consumer Services Group and Senior Executive Vice President and Head of Operations and Technology Group, registrant and Regions Bank; Chief Executive Officer for Assurant Specialty Property. Director and Chairman, Regions Insurance Group, Inc.	2009
David J. Turner, Jr.	49	Senior Executive Vice President and Chief Financial Officer, registrant and Regions Bank. Previously Executive Vice President and Director of Internal Audit Division for registrant.	2010
John C. Asbury	47	Senior Executive Vice President, Business Services Group, Regions Bank. Previously served in senior management roles at Bank of America including most recently as the Pacific Northwest region executive and senior vice president of Business Banking. Director, Regions Equipment Finance Corporation; Manager, RFC Financial Services Holding LLC and Regions Securities LLC.	2010
Brett D. Couch	49	Senior Executive Vice President and East Region President, Regions Bank. Previously served as Florida Region President and in senior management roles including as Mississippi state president and as area executive for West Florida. Director, Regions Investment Services, Inc.	2010
Barbara Godin	59	Senior Executive Vice President, Chief Credit Officer and Head of Credit Operations, registrant and Regions Bank. Previously served in senior management roles in credit and risk management.	2010
C. Keith Herron	48	Senior Executive Vice President, Head of Strategic Planning and Execution, registrant and Regions Bank. Previously: Midsouth Region President and Senior Executive Vice President, Regions Bank. Also previously served as Head of Credit Review and in senior management roles, including as the area executive for North Alabama, for East Tennessee and for Middle Tennessee. Director, Regions Investment Services, Inc.	2010

Executive Officer	Age	Position and Offices Held with Registrant and Subsidiaries	Executive Officer Since*
Ellen S. Jones	54	Senior Executive Vice President, Chief Financial Officer for Business Operations and Support, registrant and Regions Bank. Previously held senior level finance leadership positions at Bank of America. Director, Regions Insurance Group, Inc., Manager, RFC Financial Services Holding LLC and Regions Securities LLC.	2010
David R. Keenan	44	Senior Executive Vice President, Director of Human Resources, registrant and Regions Bank. Previously served in senior management roles in the Human Resources Group.	2010
Scott M. Peters	51	Senior Executive Vice President, Consumer Services Group, registrant and Regions Bank. Previously served as Chief Marketing Officer.	2010
William D. Ritter	42	Senior Executive Vice President, Wealth Management Group, registrant and Regions Bank. Previously served in senior management roles including as the Central Region President and as North Central Alabama area executive. Director, Regions Insurance Group, Inc.	2010
Cynthia M. Rogers	56	Senior Executive Vice President, Operations and Technology Group, registrant and Regions Bank. Previously served in senior management roles, including as the head of Bank Operations. Director, Regions Insurance Group, Inc.	2010
Ronald G. Smith	52	Senior Executive Vice President, Mid-America Region President, Regions Bank. Previously served as the Southwest Region President and in senior management roles, including as the area president for Mississippi/North Louisiana. Director, Regions Insurance Group, Inc.	2010
John M. Turner, Jr.	51	Senior Executive Vice President and South Region President, Regions Bank. Previously served as Central Region President. Prior to joining Regions, served as President of Whitney National Bank and Whitney Holding Corporation.	2011

* The years indicated are those in which the individual was first deemed to be an executive officer of registrant, including its predecessor companies.

Item 11. ***Executive Compensation***

All information presented under the captions "COMPENSATION DISCUSSION AND ANALYSIS," "2012 COMPENSATION," "COMPENSATION COMMITTEE REPORT," "ELECTION OF DIRECTORS—Compensation Committee Interlocks and Insider Participation" and "—Relationship of Compensation Policies and Practices to Risk Management" of the Proxy Statement are incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

All information presented under the caption "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" of the Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued upon the exercise of options, warrants and rights under all of Regions' existing equity compensation plans as of December 31, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity Compensation Plans Approved by Stockholders	13,039,100	$15.04	65,986,869(b)
Equity Compensation Plans Not Approved by Stockholders	25,219,104(c)	$27.26	—
Total	38,258,204	$23.09	65,986,869

(a) Does not include outstanding restricted stock awards.

(b) Consists of shares available for future issuance under the Regions Financial Corporation 2010 Long Term Incentive Plan. In 2010, all prior long-term incentive plans were closed to new grants.

(c) Consists of outstanding stock options issued under certain plans assumed by Regions in connection with business combinations, including 25,216,504 options issued under plans assumed in connection with the Regions-AmSouth merger, which were issued under plans previously approved by AmSouth stockholders but not pre-merger Regions stockholders. In each instance, the number of shares subject to option and the exercise price of outstanding options have been adjusted to reflect the applicable exchange ratio. See Note 16 "Share Based Payments" to the consolidated financial statements included in Regions' Annual Report on Form 10-K for the year ended December 31, 2012. Does not include 133,506 shares issuable pursuant to outstanding rights under AmSouth deferred compensation plans assumed by Regions.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

All information presented under the captions "ELECTION OF DIRECTORS—Other Transactions," "—Review, Approval or Ratification of Transactions with Related Persons" and "—Director Independence" of the Proxy Statement are incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

All information presented under the caption "RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) 1. *Consolidated Financial Statements.* The following reports of independent registered public accounting firm and consolidated financial statements of Regions and its subsidiaries are included in Item 8. of this Form 10-K:

2. *Consolidated Financial Statement Schedules.* The following consolidated financial statement schedules are included in Item 8. of this Form 10-K:

None. The Schedules to consolidated financial statements are not required under the related instructions or are inapplicable.

(b) *Exhibits.* The exhibits indicated below are either included or incorporated by reference as indicated.

SEC Assigned Exhibit Number	Description of Exhibits
2.1	Stock Purchase Agreement between Regions Financial Corporation and Raymond James Financial, Inc. dated January 11, 2012, incorporated by reference to Exhibit 2.1 to Form 8-K Current Report filed by registrant on January 12, 2012.
3.1	Amended and Restated Certificate of Incorporation incorporated by reference to Exhibit 3.1 to Form 10-Q Quarterly Report filed by registrant on August 6, 2012.
3.2	Certificate of Designations incorporated by reference to Exhibit 3.3 to Form 8-A filed by registrant on November 1, 2012.
3.3	Bylaws as restated, incorporated by reference to Exhibit 3.2 to Form 8-K Current Report filed by registrant on May 14, 2010.
4.1	Instruments defining the rights of security holders, including indentures. The registrant hereby agrees to furnish to the Commission upon request copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries; no issuance of debt exceeds 10 percent of the assets of the registrant and its subsidiaries on a consolidated basis.
4.2	Deposit Agreement, dated as of November 1, 2012, by and among Regions Financial Corporation, Computershare Trust Company, N.A., as depositary, Computershare Inc., and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.1 to Form 8-A filed by registrant on November 1, 2012.
4.3	Form of depositary receipt representing the Depositary Shares incorporated by reference to Exhibit 4.2 to Form 8-A filed by registrant on November 1, 2012.
4.4	Form of Stock Certificate representing the Preferred Stock, incorporated by reference to Exhibit 4.3 to Form 8-A filed by registrant on November 1, 2012.

SEC Assigned Exhibit Number	Description of Exhibits
10.1*	Regions Financial Corporation 2010 Long Term Incentive Plan, incorporated by reference to Appendix B to Regions Financial Corporation's Proxy Statement dated April 1, 2010, for the Regions Annual Meeting of Shareholders held May 13, 2010.
10.2*	Amendment, effective August 31, 2010, to Regions Financial Corporation 2010 Long Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on November 3, 2010.
10.3*	Form of director restricted stock award agreement and grant notice under Regions Financial Corporation 2010 Long Term Incentive Plan, incorporated by reference to Exhibit 10.2 to Form 10-Q Quarterly Report filed by registrant on August 4, 2010.
10.4*	Form of director restricted stock award agreement and grant notice under Regions Financial Corporation 2010 Long Term Incentive Plan, incorporated by reference to exhibit 10.9 to Form 10-Q Quarterly Report filed by registrant on August 4, 2011.
10.5*	Form of employee restricted stock award agreement and grant notice under Regions Financial Corporation 2010 Long Term Incentive Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q Quarterly Report filed by registrant on August 4, 2010.
10.6*	Form of stock option grant agreement under Regions Financial Corporation 2010 Long Term Incentive Plan, incorporated by reference to Exhibit 10.5 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.7*	Form of 2009-2010 Annual Salary Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by registrant on December 11, 2009.
10.8*	Form of 2011 Annual Salary Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by registrant on February 25, 2011.
10.9*	Form of TARP Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.2 to Form 8-K Current Report filed by registrant on February 25, 2011.
10.10*	Form of 2012 Annual Salary Stock Unit Award Agreement, incorporated by reference to Exhibit 10.10 to Form 10-K Annual Report filed by registrant on February 24, 2012.
10.11*	Form of Notice and Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.2 to Form 8-K Current Report filed by registrant on May 25, 2012.
10.12*	Form of Notice and Form of Performance Stock Unit Award Agreement, incorporated by reference to Exhibit 10.3 to Form 8-K Current Report filed by registrant on May 25, 2012.
10.13*	Form of Notice and Form of Performance Unit Award Agreement, incorporated by reference to Exhibit 10.4 to Form 8-K Current Report filed by registrant on May 25, 2012.
10.14*	Amendment to Certain Equity-based Awards Granted to John C. Carson, Jr. under the Regions Financial Corporation 2010 Long Term Incentive Plan and the Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by registrant on April 2, 2012.
10.15*	AmSouth Bancorporation 2006 Long Term Incentive Compensation Plan, incorporated by reference to Appendix C to AmSouth Bancorporation's Proxy Statement dated March 10, 2006, for the AmSouth Annual Meeting of Shareholders held April 20, 2006, File No. 1-7476.
10.16*	Form of stock option grant agreement under AmSouth Bancorporation 2006 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 99.3 to Form 8-K Current Report filed by registrant on April 30, 2007.

SEC Assigned Exhibit Number	Description of Exhibits
10.17*	Form of restricted stock grant agreement under AmSouth Bancorporation 2006 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 99.4 to Form 8-K Current Report filed by registrant on April 30, 2007.
10.18*	Form of performance unit agreement under AmSouth Bancorporation 2006 Long Term Incentive Compensation Plan and Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 99.5 to Form 8-K Current Report filed by registrant on April 30, 2007.
10.18*	Form of performance-based stock option grant agreement and award notice under AmSouth Bancorporation 2006 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.4 to Form 10-Q Quarterly Report filed by registrant on May 11, 2009.
10.20*	Form of Retention RSU Award Notice, incorporated by reference to Exhibit 99.1 to Form 8-K Current Report filed by registrant on October 3, 2007.
10.21*	Form of Retention RSU Award Agreement, incorporated by reference to Exhibit 99.2 to Form 8-K Current Report filed by registrant on October 3, 2007.
10.22*	Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 99.1 to Form 8-K Current Report filed by registrant on May 23, 2006, File No. 000-50831.
10.23*	Amendment to Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.5 to Form 10-Q Quarterly Report filed by registrant on May 7, 2008.
10.24*	Form of stock option grant agreement under Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 99.1 to Form 8-K Current Report filed by registrant on April 30, 2007.
10.25*	Form of restricted stock grant agreement under Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 99.2 to Form 8-K Current Report filed by registrant on April 30, 2007.
10.26*	Form of performance-based stock option grant agreement and award notice under Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q Quarterly Report filed by registrant on May 11, 2009.
10.27*	Form of performance-based restricted stock agreement and award notice under AmSouth Bancorporation 2006 Long Term Incentive Compensation Plan and Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.5 to Form 10-Q Quarterly Report filed by registrant on May 11, 2009.
10.28*	Form of performance-based restricted stock agreement and award notice applicable to the non-employee members of the Board of Directors under the Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by registrant on April 22, 2009.
10.29*	Form of director stock option grant agreement under Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.45 to Form 10-K Annual Report filed by registrant on February 26, 2008.
10.30*	Form of 2009 LTI cash award agreement under the Regions Financial Corporation 2006 Long Term Incentive Plan, incorporated by reference to Exhibit 10.19 to Form 10-K Annual Report filed by registrant on February 24, 2011.

SEC Assigned Exhibit Number	Description of Exhibits
10.31*	Form of TARP restricted stock award agreement under the Regions Financial Corporation 2006 Long Term Incentive Plan with John C. Carson, incorporated by reference to Exhibit 10.20 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.32*	AmSouth Bancorporation 1996 Long Term Incentive Compensation Plan, as amended, incorporated by reference to Exhibit 10.2 to Form 10-Q Quarterly Report filed by AmSouth Bancorporation on November 9, 2004, File No. 1-7476.
10.33*	Amendment Number 1 to the AmSouth Bancorporation 1996 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by AmSouth Bancorporation on May 9, 2006, File No. 1-7476.
10.34*	Form of restricted stock grant agreement under AmSouth Bancorporation 1996 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by AmSouth Bancorporation on April 5, 2006, File No. 1-7476.
10.35*	Form of stock option grant agreement under AmSouth Bancorporation 1996 Long Term Incentive Compensation Plan, incorporated by reference as Exhibit 10.2 to Form 8-K Current Report filed by AmSouth Bancorporation on February 11, 2005, File No. 1-7476.
10.36*	AmSouth Bancorporation Amended and Restated Stock Option Plan for Outside Directors, incorporated by reference to Appendix E to AmSouth Bancorporation's Proxy Statement dated March 10, 2004, for the Annual Meeting of Shareholders held April 15, 2004, File No. 1-7476.
10.37*	Form of stock option grant agreement under AmSouth Bancorporation Amended and Restated Stock Option Plan for Outside Directors, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by AmSouth Bancorporation on April 26, 2005, File No. 1-7476.
10.38*	Amended and Restated Regions Financial Corporation Directors' Deferred Stock Investment Plan, incorporated by reference to Exhibit 10.27 to Form 10-K Annual Report filed by registrant on February 25, 2009.
10.39*	Amended and Restated Regions Financial Corporation Deferred Compensation Plan for Former Directors of AmSouth Bancorporation (formerly named Deferred Compensation Plan for Directors of AmSouth Bancorporation), incorporated by reference to Exhibit 10.30 to Form 10-K Annual Report filed by registrant on February 25, 2009.
10.40*	First American Corporation Directors' Deferred Compensation Plan, incorporated by reference to Exhibit 10-a to Form 10-Q Quarterly Report filed by AmSouth Bancorporation on April 30, 2002, File No. 1-7476.
10.41*	Amendment Number 2 to First American Corporation Directors' Deferred Compensation Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q Quarterly Report filed by registrant on November 9, 2007.
10.42*	Amendment Number 3 to First American Corporation Directors' Deferred Compensation Plan.
10.43*	Form of deferred compensation agreement implementing deferred compensation arrangements with certain directors who were formerly directors of Union Planters Corporation, incorporated by reference to Exhibit 10.19 to Form 10-K Annual Report filed by registrant on March 14, 2005, File No. 000-50831.
10.44*	AmSouth Bancorporation Deferred Compensation Plan, incorporated by reference to Exhibit 10.13 to Form 10-K Annual Report filed by AmSouth Bancorporation on March 15, 2005, File No. 1-7476.

SEC Assigned Exhibit Number	Description of Exhibits
10.45*	Amendment Number 1 to AmSouth Bancorporation Deferred Compensation Plan effective November 4, 2006, incorporated by reference to Exhibit 10.59 to Form 10-K Annual Report filed by registrant on March 1, 2007.
10.46*	Amendment Number 2 to AmSouth Bancorporation Deferred Compensation Plan, incorporated by reference to Exhibit 10.36 to Form 10-K Annual Report filed by registrant on February 25, 2009.
10.47*	Form of Change-in-Control Agreement for executive officers O. B. Grayson Hall, Jr., David B. Edmonds and John B. Owen, incorporated by reference to Exhibit 10.3 of Form 8-K Current Report filed by registrant on October 3, 2007, File No. 000-50831.
10.48*	Form of Change-in-Control Agreement for executive officer Fournier J. Gale, III, incorporated by reference to Exhibit 10.10 of Form 10-Q Quarterly Report filed by registrant on August 4, 2011.
10.49*	Form of Change-in-Control Agreement for executive officers C. Matthew Lusco and John M. Turner, Jr., incorporated by reference to Exhibit 10.11 of Form 10-Q Quarterly Report filed by registrant on August 4, 2011.
10.50*	Form of Change-in-Control Agreement with executive officers Brett D. Couch, Barbara Godin, C. Keith Herron, David R. Keenan, Scott M. Peters, Cynthia M. Rogers, Ronald G. Smith and David J. Turner, Jr., incorporated by reference to Exhibit 10.48 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.51*	Form of Change-in-Control Agreement with executive officers John C. Asbury, Ellen S. Jones and William D. Ritter, incorporated by reference to Exhibit 10.49 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.52*	Form of Amendment to Change-in-Control Agreement with executive officers O. B. Grayson Hall, Jr., David B. Edmonds, David J. Turner, Jr., John B. Owen, Brett D. Couch, Barbara Godin, C. Keith Herron, David R. Keenan, Scott M. Peters, Cynthia M. Rogers, Ronald G. Smith, John C. Asbury, Ellen S. Jones and William D. Ritter.
10.53*	Amended and Restated Regions Financial Corporation Supplemental 401(k) Plan (formerly named AmSouth Bancorporation Supplemental Thrift Plan), incorporated by reference to Exhibit 10.58 to Form 10-K Annual Report filed by registrant on February 25, 2009.
10.54*	Amendment Number One to the Regions Financial Corporation Supplemental 401(k) Plan, incorporated by reference to Exhibit 10.4 to Form 8-K Current Report filed by registrant on February 27, 2009.
10.55*	Amendment Number Two to the Regions Financial Corporation Supplemental 401(k) Plan, incorporated by reference to Exhibit 10.2 to Form 8-K Current Report filed by registrant on December 18, 2009.
10.56*	Amendment Number Three to the Regions Financial Corporation Supplemental 401(k) Plan, incorporated by reference to Exhibit 10.59 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.57*	Amendment Number Four to the Regions Financial Corporation Supplemental 401(k) Plan, incorporated by reference to Exhibit 10.60 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.58*	Amendment Number Five to the Regions Financial Corporation Supplemental 401(k) Plan, incorporated by reference to Exhibit 10.54 to the Form 10-K Annual Report filed by registrant on February 24, 2012.

SEC Assigned Exhibit Number	Description of Exhibits
10.59*	Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan Amended and Restated as of January 1, 2010, incorporated by reference to Exhibit 10.64 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.60*	Amendment Number One to the Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan Amended and Restated Effective as of January 1, 2010, incorporated by reference to Exhibit 10.65 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.61*	Form of Indemnification Agreement for Directors of AmSouth Bancorporation, incorporated by reference to Exhibit 10.2 to Form 8-K Current Report filed by AmSouth Bancorporation on April 20, 2006, File No. 1-7476.
10.62*	Form of Aircraft Time Sharing Agreement, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on November 4, 2009.
10.63*	Amendment to Aircraft Time Sharing Agreement by and between Regions Financial Corporation and O.B. Grayson Hall, Jr.
10.64*	Regions Financial Corporation Use of Corporate Aircraft Policy.
10.65*	Regions Financial Corporation Amended and Restated Management Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K Current report filed by registrant on May 25, 2012.
10.66*	Form of Morgan Keegan & Company, Inc. Restricted Cash Agreement for executive officer John C. Carson, incorporated by reference to Exhibit 10.70 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.67*	Morgan Keegan & Company Amended and Restated Deferred Compensation Plan dated January 1, 2011, incorporated by reference to Exhibit 10.71 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.68*	Letter Agreement, dated November 14, 2008 including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, between registrant and the U.S. Treasury, incorporated by reference to Exhibit 10.1 to Form 8-K Current Report filed by registrant November 18, 2008.
10.69*	Form of letter agreement and Waiver executed in favor of U.S. Treasury and signed by each of O. B. Grayson Hall, Jr., David C. Edmonds, John B. Owen, and David J. Turner, Jr., incorporated by reference to Exhibit 10.47 to Form 10-K Annual Report filed by registrant on February 25, 2009.
12	Computation of Ratio of Earnings to Fixed Charges.
21	List of subsidiaries of registrant.
23	Consent of independent registered public accounting firm.
24	Powers of Attorney.
31.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SEC Assigned Exhibit Number	Description of Exhibits
99.1	Certifications of Principal Executive Officer pursuant to 31 C.F.R. § 30.15.
99.2	Certifications of Principal Financial Officer pursuant to 31 C.F.R. § 30.15.
101	Interactive Data File

* Compensatory plan or agreement.

Copies of exhibits not included herein may be obtained free of charge, electronically through Regions' website at *www.regions.com* or through the SEC's website at *www.sec.gov* or upon request to:

Investor Relations
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
(205) 326-5807

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGIONS FINANCIAL CORPORATION

By: /s/ O. B. GRAYSON HALL, JR.

O. B. Grayson Hall, Jr.
President and Chief Executive Officer

Date: February 21, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ O. B. GRAYSON HALL, JR. **O. B. Grayson Hall, Jr.**	President, Chief Executive Officer, and Director (principal executive officer)	February 21, 2013
/s/ DAVID J. TURNER, JR. **David J. Turner, Jr.**	Senior Executive Vice President and Chief Financial Officer (principal financial officer)	February 21, 2013
/s/ HARDIE B. KIMBROUGH, JR. **Hardie B. Kimbrough, Jr.**	Executive Vice President and Controller (principal accounting officer)	February 21, 2013
* **Samuel W. Bartholomew, Jr.**	Director	February 21, 2013
* **George W. Bryan**	Director	February 21, 2013
* **Carolyn H. Byrd**	Director	February 21, 2013
* **David J. Cooper, Sr.**	Director	February 21, 2013
* **Earnest W. Deavenport, Jr.**	Chairman of the Board, Director	February 21, 2013
* **Don DeFosset**	Director	February 21, 2013
* **Eric C. Fast**	Director	February 21, 2013

Signature	Title	Date
* **John D. Johns**	Director	February 21, 2013
* **James R. Malone**	Director	February 21, 2013
* **Ruth Ann Marshall**	Director	February 21, 2013
* **Susan W. Matlock**	Director	February 21, 2013
* **John E. Maupin, Jr.**	Director	February 21, 2013
* **Charles D. McCrary**	Director	February 21, 2013
* **John R. Roberts**	Director	February 21, 2013
* **Lee J. Styslinger III**	Director	February 21, 2013

* Fournier J. Gale, III, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ FOURNIER J. GALE, III

Fournier J. Gale, III
Attorney in Fact

EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges (from continuing operations) (Unaudited)

	December 31				
	2012	**2011**	**2010**	**2009**	**2008**
	(Dollars in millions)				
Excluding Interest on Deposits					
Income (loss) from continuing operations before income taxes	$1,661	$ 161	$(844)	$(1,268)	$(6,032)
Fixed charges excluding preferred stock dividends and accretion	373	425	550	766	1,007
Income (loss) for computation excluding interest on deposits	2,034	586	(294)	(502)	(5,025)
Interest expense excluding interest on deposits	319	370	493	707	953
One-third of rent expense	54	55	57	59	54
Preferred stock dividends and accretion	129	214	224	230	26
Fixed charges including preferred stock dividends	502	639	774	996	1,033
Ratio of earnings to fixed charges, excluding interest on deposits	**4.05x**	**0.92x**	**(0.38)x**	**(0.50)x**	**(4.86)x**
Including Interest on Deposits					
Income (loss) from continuing operations before income taxes	$1,661	$ 161	$ (844)	$(1,268)	$(6,032)
Fixed charges excluding preferred stock dividends and accretion	657	897	1,305	2,043	2,731
Income (loss) for computation including interest on deposits	2,318	1,058	461	775	(3,301)
Interest expense including interest on deposits	603	842	1,248	1,984	2,677
One-third of rent expense	54	55	57	59	54
Preferred stock dividends and accretion	129	214	224	230	26
Fixed charges including preferred stock dividends	786	1,111	1,529	2,273	2,757
Ratio of earnings to fixed charges, including interest on deposits	**2.95x**	**0.95x**	**0.30x**	**0.34x**	**(1.20)x**

EXHIBIT 31.1

CERTIFICATIONS

I, O. B. Grayson Hall, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Regions Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/S/ O. B. GRAYSON HALL, JR.

O. B. Grayson Hall, Jr.
President and
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, David J. Turner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Regions Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/S/ DAVID J. TURNER, JR.

David J. Turner, Jr.
Senior Executive Vice President and
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Regions Financial Corporation (the "Company") on Form 10-K for the year ending December 31, 2012 (the "Report"), I, O. B. Grayson Hall, Jr., Chief Executive Officer of the Company, and David J. Turner, Jr., Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ O. B. GRAYSON HALL, JR.	/s/ DAVID J. TURNER, JR.
O. B. Grayson Hall, Jr. **President and Chief Executive Officer**	**David J. Turner, Jr.** **Senior Executive Vice President and** **Chief Financial Officer**

DATE: February 21, 2013

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to Regions Financial Corporation and will be retained by Regions Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.1

ANNUAL CERTIFICATION PURSUANT TO 31 C.F.R. § 30.15

I, O. B. Grayson Hall, Jr., President and Chief Executive Officer of Regions Financial Corporation, certify, based on my knowledge, that:

(i) The compensation committee of Regions Financial Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, the senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Regions Financial Corporation;

(ii) The compensation committee of Regions Financial Corporation has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Regions Financial Corporation, has identified any features of the employee compensation plans that pose risks to Regions Financial Corporation and has limited those features to ensure that Regions Financial Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Regions Financial Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Regions Financial Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Regions Financial Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

  (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Regions Financial Corporation;

  (B) Employee compensation plans that unnecessarily expose Regions Financial Corporation to risks; and

  (C) Employee compensation plans that could encourage the manipulation of reported earnings of Regions Financial Corporation to enhance the compensation of an employee;

(vi) Regions Financial Corporation has required that bonus payments to the SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Regions Financial Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Regions Financial Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Regions Financial Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Regions Financial Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Regions Financial Corporation will disclose the amount, nature, and justification for the offering during any part of the most recently completed fiscal year that was a TARP period of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Regions Financial Corporation will disclose whether Regions Financial Corporation, the board of directors of Regions Financial Corporation, or the compensation committee of Regions Financial Corporation has engaged during any part of the most recently completed fiscal year that was a TARP period, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Regions Financial Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Regions Financial Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Regions Financial Corporation and Treasury, including any amendments;

(xv) Regions Financial Corporation repaid its TARP obligation on April 4, 2012, and is therefore not required to submit to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year , with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 U.S.C. 1001.)

Date: February 21, 2013

/s/ O. B. GRAYSON HALL, JR.

O. B. Grayson Hall, Jr.
President and
Chief Executive Officer

EXHIBIT 99.2

ANNUAL CERTIFICATION PURSUANT TO 31 C.F.R. § 30.15

I, David J. Turner, Jr., Senior Executive Vice President and Chief Financial Officer of Regions Financial Corporation, certify, based on my knowledge, that:

(i) The compensation committee of Regions Financial Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, the senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Regions Financial Corporation;

(ii) The compensation committee of Regions Financial Corporation has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Regions Financial Corporation, has identified any features of the employee compensation plans that pose risks to Regions Financial Corporation and has limited those features to ensure that Regions Financial Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Regions Financial Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Regions Financial Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Regions Financial Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Regions Financial Corporation;

(B) Employee compensation plans that unnecessarily expose Regions Financial Corporation to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Regions Financial Corporation to enhance the compensation of an employee;

(vi) Regions Financial Corporation has required that bonus payments to the SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Regions Financial Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Regions Financial Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Regions Financial Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Regions Financial Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Regions Financial Corporation will disclose the amount, nature, and justification for the offering during any part of the most recently completed fiscal year that was a TARP period of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Regions Financial Corporation will disclose whether Regions Financial Corporation, the board of directors of Regions Financial Corporation, or the compensation committee of Regions Financial Corporation has engaged during any part of the most recently completed fiscal year that was a TARP period, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Regions Financial Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Regions Financial Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Regions Financial Corporation and Treasury, including any amendments;

(xv) Regions Financial Corporation repaid its TARP obligation on April 4, 2012, and is therefore not required to submit to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 U.S.C. 1001.)

Date: February 21, 2013

/s/ DAVID J. TURNER, JR.

David J. Turner, Jr.
Senior Executive Vice President and
Chief Financial Officer

FOR MORE INFORMATION

Regions Financial Corporation
Investor Relations
1900 Fifth Avenue North
Birmingham, AL 35203
ir.regions.com

M. List Underwood Jr.
Director of Investor Relations
(205) 801-0265

Dana W. Nolan
Associate Director of Investor Relations
(205) 326-4803

Helen S. Johnson
Shareholder Services Manager
(205) 326-5807


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